   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 19, 1998

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         PLATINUM SOFTWARE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                   7372                                  33-0277592
    (STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL                   (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)            CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NUMBER)

                              195 TECHNOLOGY DRIVE
                         IRVINE, CALIFORNIA 92618-2402
                                 (949) 453-4000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                L. GEORGE KLAUS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         PLATINUM SOFTWARE CORPORATION
                              195 TECHNOLOGY DRIVE
                         IRVINE, CALIFORNIA 92618-2402
                                 (949) 453-4000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                   COPIES TO:

             LARRY W. SONSINI, ESQ.                          FREDERICK T. MUTO, ESQ.
             MARTIN W. KORMAN, ESQ.                            THOMAS A. COLL, ESQ.
        WILSON SONSINI GOODRICH & ROSATI                        COOLEY GODWARD LLP
            PROFESSIONAL CORPORATION                           4365 EXECUTIVE DRIVE
               650 PAGE MILL ROAD                                   SUITE 1100
              PALO ALTO, CA 94304                              SAN DIEGO, CA 92121
                 (650) 493-9300                                   (619) 550-6000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and satisfaction of the conditions as proposed in the Reorganization Agreement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
   TITLE OF EACH CLASS                                    PROPOSED            PROPOSED MAXIMUM
    OF SECURITIES TO            AMOUNT TO BE       MAXIMUM OFFERING PRICE    AGGREGATE OFFERING    AMOUNT OF REGISTRATION
      BE REGISTERED            REGISTERED(1)            PER SHARE(2)              PRICE(2)                 FEE(3)
-------------------------------------------------------------------------------------------------------------------------
Common Stock, par value          16,950,379               $9.3281             $158,114,587.00            $43,956.00
  $0.001 per share
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

(1) Represents the number of shares of the Common Stock of the Registrant which may be issued to former stockholders of DataWorks Corporation ("DataWorks") pursuant to the Merger described herein.

(2) Each share of DataWorks Common Stock will be converted into 0.794 shares of Common Stock of the Registrant pursuant to the Merger described herein. Pursuant to Rule 457(f) under the Securities Act of 1933, the Registration Fee has been calculated as of November 16, 1998.

(3) The amount of the Registration Fee includes $22,248 previously paid pursuant to Section 14(g) of the Securities Exchange Act of 1934 in connection with the filing by the Registrant and DataWorks of a Preliminary Joint Proxy Statement/Prospectus.
                            ------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        JOINT PROXY STATEMENT/PROSPECTUS

   PROXY STATEMENT      PROXY STATEMENT/PROSPECTUS
         of                         of
DATAWORKS CORPORATION  PLATINUM SOFTWARE CORPORATION

The Boards of Directors of Platinum Software Corporation and DataWorks Corporation have agreed to merge a subsidiary of Platinum with and into DataWorks. After the merger, DataWorks will operate as a wholly-owned subsidiary of Platinum. Under the terms of the merger, Platinum will issue to DataWorks stockholders 0.794 (the "Exchange Ratio") of a share of Platinum common stock in exchange for each share of DataWorks common stock that they own. Similarly, each option and warrant to purchase DataWorks common stock will, as a result of the merger, convert into an option or warrant, as appropriate, to purchase 79.4% as many shares of Platinum Common Stock. We estimate that the shares of Platinum Common Stock to be issued to DataWorks stockholders (excluding shares issued upon exercise of options and warrants) will represent approximately 28.03% of the outstanding Platinum Common Stock (assuming conversion of all Platinum Preferred Stock and excluding options and warrants to purchase Platinum Common Stock) after the merger based on the capitalization of the two companies as of November 16, 1998.

We have scheduled special meetings for the Platinum and DataWorks stockholders to vote on the matters described in this document. At the Platinum special meeting, Platinum stockholders will be asked to approve the issuance of shares of Platinum common stock in the merger. At the DataWorks special meeting, DataWorks stockholders will be asked to adopt and approve the Reorganization Agreement and approve the merger. YOUR VOTE IS VERY IMPORTANT.

Whether or not you plan to attend your special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will count as a vote in favor of the proposals.

You may vote at your special meeting if you own shares as of the close of business on November 16, 1998. The dates, times and places of the special meetings are as follows:

  FOR PLATINUM STOCKHOLDERS:                         FOR DATAWORKS STOCKHOLDERS:
  Wednesday, December 23, 1998                       Wednesday, December 23, 1998
  10:00 a.m. local time                              10:00 a.m. local time
  195 Technology Drive                               5910 Pacific Center Boulevard
  Irvine, California 92618-2402                      Suite 300
                                                     San Diego, California 92121

This Joint Proxy Statement/Prospectus provides you with detailed information about the proposed merger. Platinum provided the information concerning Platinum. DataWorks provided the information concerning DataWorks.
                            ------------------------

     PLATINUM COMMON STOCK TRADES ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL PSQL.

     DATAWORKS COMMON STOCK TRADES ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL DWRX.

WE STRONGLY URGE YOU TO READ AND CONSIDER CAREFULLY THIS JOINT PROXY STATEMENT/ PROSPECTUS IN ITS ENTIRETY, INCLUDING THE MATTERS REFERRED TO UNDER "RISK FACTORS" BEGINNING AT PAGE 20.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS JOINT PROXY STATEMENT/ PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We are first mailing this Joint Proxy Statement/Prospectus and the forms of proxy on or about November 23, 1998.

The date of this Joint Proxy Statement/Prospectus is November 19, 1998.

THIS DOCUMENT INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT PLATINUM THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. YOU MAY OBTAIN DOCUMENTS THAT ARE FILED WITH THE SEC AND INCORPORATED BY REFERENCE IN THIS DOCUMENT BY WRITTEN REQUEST OR BY TELEPHONE FROM PLATINUM AT THE FOLLOWING ADDRESS.

       Platinum Software Corporation
       195 Technology Drive
       Irvine, California 92618-2402
       Attention: Investor Relations
       Telephone: (949) 453-4000

IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM PLATINUM, PLEASE DO SO BY DECEMBER 16, 1998 IN ORDER TO RECEIVE THEM BEFORE YOUR SPECIAL MEETING.

                               TABLE OF CONTENTS

                                  PAGE
                                  ----
WHERE YOU CAN FIND MORE
  INFORMATION...................    1
FORWARD-LOOKING STATEMENTS......    2
SUMMARY.........................    5
SELECTED HISTORICAL CONSOLIDATED
  FINANCIAL INFORMATION.........   14
COMPARATIVE PER SHARE DATA......   17
COMPARATIVE MARKET PRICE DATA...   19
RISK FACTORS....................   20
  Risks Related to Merger.......   20
     Difficulties of Integrating
       Two Companies............   20
     Risks Associated with Fixed
       Exchange Ratio...........   21
     Substantial Expenses
       Resulting from the
       Merger...................   21
     Dependence on Retention and
 Integration of Key Personnel...   21
     Rights of Holders of
       DataWorks Common Stock
       Following the Merger.....   21
  Risks Related to the
     Companies' Businesses and
     Operations.................   22
     Fluctuations in Quarterly
       Operating Results........   22
     Horizontal Product
       Strategy.................   22
     Dependence on Distribution
       Channels.................   23
     Risks Associated with
       Possible Growth..........   23
     Dependence on Principal
       Products.................   24
     Reliance on Third-Party
       Suppliers................   24
     Risks Associated with Rapid
       Technological Change and
       Product Development......   24
     Dependence on Client/Server
       Environment..............   25
     Highly Competitive
       Industry.................   25
     Dependence on Manufacturing
       Industry.................   26

                                  PAGE
                                  ----
     Risks Associated with
       Intellectual Property and
       Proprietary Rights
       Protection...............   26
     Risks Associated with
       International Sales......   27
     Risks Associated with Year
       2000 Compliance..........   28
     Potential Adverse Effects
       of Shares Eligible for
       Future Sales.............   28
     Possible Volatility of
       Stock Prices.............   29
     Risks of Product Defects...   29
PLATINUM SPECIAL MEETING........   30
DATAWORKS SPECIAL MEETING.......   32
APPROVAL OF THE MERGER AND
  RELATED TRANSACTIONS..........   34
  Joint Reasons for the
     Merger.....................   34
  Platinum's Reasons for the
     Merger.....................   35
  DataWorks' Reasons for the
     Merger.....................   37
  Material Contacts and Board
     Deliberations..............   39
  Opinions of Platinum's
     Financial Advisor..........   43
  Opinions of DataWorks'
     Financial Advisor..........   53
  Material Federal Income Tax
     Consequences...............   58
  Stock Ownership Following
     Merger.....................   60
  Interests of Certain
     Persons....................   61
  Governmental and Regulatory
     Approvals..................   62
  Dissenters' Rights............   63
  Accounting Treatment..........   63
TERMS OF THE MERGER.............   64
UNAUDITED PRO FORMA CONDENSED
  FINANCIAL INFORMATION.........   79
DATAWORKS BUSINESS..............   85

                                  PAGE
                                  ----
DATAWORKS MANAGEMENT'S
  DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITIONS AND
  RESULTS OF OPERATION..........  106
DATAWORKS MANAGEMENT AND
  EXECUTIVE COMPENSATION........  119
CERTAIN TRANSACTIONS OF
  DATAWORKS.....................  124
SECURITY OWNERSHIP OF CERTAIN
  BENEFICIAL OWNERS AND
  MANAGEMENT OF DATAWORKS.......  125

                                  PAGE
                                  ----
COMPARISON OF PLATINUM AND
  DATAWORKS STOCKHOLDERS'
  RIGHTS........................  127
LEGAL MATTERS...................  132
EXPERTS.........................  132
STOCKHOLDERS
  PROPOSALS.....................  132
DATAWORKS CORPORATION INDEX TO
  FINANCIAL STATEMENTS..........  F-1

Appendix A-1  -- Agreement and Plan of Reorganization
Appendix A-2  -- Amendment No. 1 to Agreement and Plan of Reorganization
Appendix B    -- Parent Voting Agreement
Appendix C   -- Company Voting Agreement
Appendix D   -- Company Affiliate Agreement
Appendix E-1 -- Opinion of DataWorks' Financial Advisor dated as of October 13, 1998
Appendix E-2 -- Opinion of DataWorks' Financial Advisor dated as of October 28, 1998
Appendix F-1 -- Opinion of Platinum's Financial Advisor dated as of October 8, 1998
Appendix F-2 -- Opinion of Platinum's Financial Advisor dated as of October 29, 1998

                      WHERE YOU CAN FIND MORE INFORMATION

Platinum Software Corporation ("Platinum") and DataWorks Corporation ("DataWorks") file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's website at www.sec.gov.

The SEC's rules and regulations allow Platinum to "incorporate by reference" the information contained in documents that it files with them, which means that Platinum can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Joint Proxy Statement/Prospectus. Information in this Joint Proxy Statement/Prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this Joint Proxy Statement/Prospectus, while information that we file later with the SEC will automatically update and, in some cases, supersede this information. Platinum incorporates by reference the documents listed below and any future filings it will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to November 19, 1998:

          1. The description of Platinum Common Stock contained in the Registration Statement on Form 8-A filed with the SEC on October 15, 1992;

          2. The description of Platinum's Rights Agreement contained in the Registration Statement on Form 8-A filed with the SEC on April 14, 1994;

          3. Platinum's Annual Report on Form 10-K for the fiscal year ended June 30, 1998, as amended;

          4. Platinum's Definitive Proxy Statement on Schedule 14A dated September 25, 1998;

          5. Platinum's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998;

          6. Platinum's Current Reports on Form 8-K filed with the SEC on August 5, 1998 and November 3, 1998; and

          7. Platinum's Schedule 13D filed on October 23, 1998, as amended.

You may request a copy of these filings, at no cost to you, by writing or telephoning Platinum at:

                    Platinum Software Corporation
                    Attention: Investor Relations
                    195 Technology Drive
                    Irvine, CA 92618-2402
                    Telephone (949) 453-4000

You should make your request by December 16, 1998 to ensure delivery prior to your special meeting.

You should rely only on the information provided or incorporated by reference in this Joint Proxy Statement/Prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this Joint Proxy Statement/Prospectus is accurate as of any date other than the date on the front of the document.

                           FORWARD-LOOKING STATEMENTS

Certain statements made in this Joint Proxy Statement/Prospectus, including statements as to the anticipated closing of the Merger, the anticipated tax treatment of the Merger, the benefits expected to result from the Merger, the anticipated dates of product releases and commercial shipments, the future performance of the combined company following the Merger and the analyses performed by the financial advisors to Platinum and DataWorks, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained herein (including without limitation statements to the effect that Platinum, DataWorks or their respective management "believes," "expects," "anticipates," "plans," "may," "will," "projects," "continues" or "estimates," or statements concerning "potential," or "opportunity" or other variations thereof or comparable terminology or the negative thereof) that are not statements of historical fact should be considered forward-looking statements. Actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" beginning on page 20, which stockholders should carefully review.

                             QUESTIONS AND ANSWERS
                      ABOUT THE PLATINUM/DATAWORKS MERGER

Q: WHY ARE THE TWO COMPANIES PROPOSING TO MERGE?

A: We believe that the merger of a subsidiary of Platinum with and into DataWorks (the "Merger") will create a combined company (the "Combined Company") that will be able to:

   - Emerge as a leader in providing Enterprise Resource Planning ("ERP") client/server software and Windows NT-based solutions for the middle-market

   - Compete more effectively in the middle-market and against larger competitors by providing the Combined Company with enhanced ability to develop new products and greater functionality for existing products

   - Respond more quickly and effectively to technological change, increased competition and market demands in an industry experiencing rapid innovation and change

   - Offer a more comprehensive and integrated set of ERP applications to its customers in the middle-market

   - More effectively market the products and services of the Combined Company

   - More effectively utilize the skills and resources of the companies' respective management teams

   - Enhance the Combined Company's ability to increase market penetration by selling DataWorks' products through Platinum's dealer channels

   - Provide more efficient support coverage to its customers

   - Increase revenue opportunities, including from the cross-selling of Platinum and DataWorks products
Q: AS A DATAWORKS STOCKHOLDER, WHAT WILL I RECEIVE IN THE MERGER?

A: You will receive 0.794 of a share of Platinum Common Stock in exchange for each share of DataWorks Common Stock that you own. For example, if you own 1000 shares of DataWorks Common Stock, you will receive 794 shares of Platinum Common Stock in exchange for your shares. You will receive only whole shares. You will receive cash in lieu of a fractional share.

Q: AS A PLATINUM STOCKHOLDER, WILL I RECEIVE ADDITIONAL SHARES OF PLATINUM
   COMMON STOCK IN THE MERGER?

A: You will continue to hold the same number of shares of Platinum Common Stock after the Merger. Additional shares of Platinum Common Stock will be issued only to DataWorks stockholders in the Merger.

Q: WHEN ARE THE STOCKHOLDERS' MEETINGS RELATING TO THE MERGER AND WHAT SPECIFIC
   PROPOSALS WILL I BE ASKED TO CONSIDER?

A: The Platinum special meeting will take place on December 23, 1998 (the
   "Platinum Special Meeting"). At the Platinum Special Meeting, Platinum stockholders will be asked to approve the issuance of Platinum Common Stock pursuant to the Merger. The Platinum Board of Directors unanimously recommends voting in favor of this proposal.

   The DataWorks special meeting will take place on December 23, 1998 (the "DataWorks Special Meeting"). At the DataWorks Special Meeting, DataWorks stockholders will be asked to approve and adopt the Agreement and Plan of Reorganization, dated as of October 13, 1998 among Platinum, DataWorks and Zoo Acquisition Corp., as amended as of October 30, 1998 (the "Reorganization Agreement"), and approve the Merger. The DataWorks Board of Directors unanimously recommends voting in favor of this proposal.

Q. IF I AM NOT GOING TO ATTEND THE STOCKHOLDER MEETING, SHOULD I RETURN MY PROXY CARD INSTEAD?

A: Yes. Please fill out and sign your proxy card and return it in the enclosed envelope as soon as possible. Returning your proxy card ensures that your shares will be represented at your special meeting.

Q: WHAT DO I DO IF I WANT TO CHANGE MY VOTE?

A: Send in a later-dated, signed proxy card to your company's Secretary before your special meeting or attend the special meeting in person and vote.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the Merger is completed, we will send DataWorks stockholders written instructions for exchanging their stock certificates. Platinum stockholders will keep their current certificates.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working to complete the Merger as quickly as possible. We hope to complete the Merger by December 31, 1998.

Q: DO I HAVE DISSENTERS' RIGHTS IN CONNECTION WITH THE MERGER?

A: No. Neither stockholders of Platinum nor DataWorks are entitled to dissenters' rights in connection with the Merger.

Q: WHAT ARE THE TAX CONSEQUENCES TO STOCKHOLDERS OF THE MERGER?

A: The Merger will be treated as a tax-free reorganization for federal income tax purposes. DataWorks stockholders will not recognize gain or loss on the exchange of their stock, other than on account of cash received for a fractional share. Platinum stockholders will not recognize any gain or loss in connection with the Merger. Tax matters, however, are very complicated and the tax consequences of the Merger to you will depend on the facts of your particular situation. We encourage you to contact your tax advisors to determine the tax consequences of the Merger to you. To review the tax consequences to Platinum and DataWorks stockholders in greater detail, see pages 58 to 60 of this Joint Proxy Statement/Prospectus.

                                    SUMMARY

This summary highlights selected information found in greater detail elsewhere in this Joint Proxy Statement/Prospectus. This summary does not contain all of the information that is important to you. We urge you to read the entire document (including the appendices) and the documents which Platinum has incorporated by reference before you decide how to vote.

THE COMPANIES

PLATINUM SOFTWARE CORPORATION
195 Technology Drive
Irvine, California 92618-2402
(949) 453-4000

Platinum designs, develops, markets and supports an integrated suite of client/server ERP applications targeted for use by middle-market companies and divisions/subsidiaries of large corporations worldwide. Platinum's software products incorporate a significant number of internationalized features to address global market opportunities for financial and management information. Platinum also offers consulting, training and support services to supplement the use of its software products by its customers.

Platinum was incorporated in Delaware in November 1984 under the name "Platinum Holdings Corporation". In September 1992, Platinum changed its name to "Platinum Software Corporation". For more information on Platinum, see "Where You Can Find More Information" on page 1.

DATA WORKS CORPORATION
5910 Pacific Center Boulevard
Suite 300
San Diego, California 92121
(619) 546-9600

DataWorks develops, markets, implements and supports open systems, client/server-based ERP software for mid-range discrete manufacturing companies with annual revenues between $3 million and $1 billion. DataWorks' products and services facilitate enterprise-wide management of resources and information. DataWorks segments the mid-range manufacturing market into three distinct sectors based on annual revenue. Its ERP solutions are designed to provide a product migration path to address the changing needs of growing companies.

DataWorks was incorporated in California in December 1986 and reincorporated in Delaware in October 1998. For more information on DataWorks, see "DataWorks Business" beginning on page 85, "DataWorks Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 106, "DataWorks Management and Executive Compensation" beginning on page 119, "Certain Transactions of DataWorks" beginning on page 124 and "Security Ownership of Certain Beneficial Owners and Management of DataWorks" beginning on page 125.

ZOO ACQUISITION CORP.
195 Technology Drive
Irvine, California 92618-2402
(949) 453-4000

Zoo Acquisition Corp. ("Merger Sub") was incorporated in Delaware in October 1998 for the purpose of effecting the Merger. Merger Sub is a wholly-owned subsidiary of Platinum.

REASONS FOR THE MERGER

The Boards of Directors of Platinum ("Platinum Board") and DataWorks ("DataWorks Board") believe that the Merger may result in a number of benefits to Platinum's and DataWorks' stockholders, including, among other benefits:

     - The Combined Company will have a leadership position in providing

ERP client/server software and WindowsNT-based solutions for the middle-market

     - Combined technological resources will allow the Combined Company to compete more effectively in the middle-market and against larger competitors by providing it with enhanced ability to develop new products and greater functionality for existing products

     - The combined experience, financial resources, size and breadth of product offerings and development resources of the Combined Company will allow it to respond more quickly and effectively to technological change, increased competition and market demands in an industry experiencing rapid innovation and change

     - The Platinum and DataWorks stockholders, respectively, will have the opportunity to participate in the potential for growth of the Combined Company after the Merger

In addition, the Platinum Board believes that the Merger may result in a number of benefits to Platinum's stockholders, including, among other benefits:

     - Enhanced opportunity to achieve greater scale and presence in the ERP market

     - Expanded distribution of Platinum's products to current DataWorks customers

     - Opportunity for Platinum stockholders to participate in the potential for growth of the Combined Company after the Merger

In addition, the DataWorks Board believes that the Merger may result in a number of benefits to DataWorks' stockholders, including, among other benefits:
     - Expanded distribution of DataWorks' products to current Platinum customers

     - Improved operational expertise

     - Opportunity for DataWorks stockholders to participate in the potential for growth of the Combined Company after the Merger

     - Increased stockholder liquidity and greater market capitalization of the Combined Company

To review the background and reasons for the Merger in greater detail, as well as the risks of the Merger, see "Approval of the Merger and Related
Transactions -- Joint Reasons for the Merger" beginning on page 34,
"-- Platinum's Reasons for the Merger" beginning on page 35, "-- DataWorks' Reasons for the Merger" beginning on page 37, "-- Material Contacts and Board Deliberations" beginning on page 39, "-- Opinions of Platinum's Financial Advisor" beginning on page 43, "-- Opinions of DataWorks' Financial Advisor" beginning on page 53 and "Risk Factors -- Risks Related to the Merger" beginning on page 20.

PLATINUM STOCKHOLDERS' MEETING

The Platinum Special Meeting will be held at Platinum's offices located at 195 Technology Drive, Irvine, California 92618-2402 on December 23, 1998 at 10:00 a.m. local time. At the meeting, Platinum will ask its stockholders to approve the issuance of Platinum Common Stock pursuant to the Merger.

Platinum stockholders may also consider and vote upon such other matters as may be properly brought before the Platinum Special Meeting.

DATAWORKS STOCKHOLDERS' MEETING

The DataWorks Special Meeting will be held at DataWorks' offices located at 5910 Pacific Center Boulevard, Suite 300, San Diego, California 92121 on December 23, 1998 at 10:00 a.m. local time. At the meeting, DataWorks will ask its stockholders to approve and adopt the Reorganization Agreement and approve the Merger.

DataWorks stockholders may also consider and vote upon such other matters as may be properly brought before the DataWorks Special Meeting.

RECORD DATE; VOTING POWER

You are entitled to vote at your stockholders' meeting if you owned shares of Platinum or DataWorks as of the close of business on November 16, 1998 (the "Record Date").

At the close of business on the Record Date, 28,408,217 shares of Platinum Common Stock and 95,305 shares of Platinum Series C Preferred Stock were outstanding and entitled to vote at the Special Meeting. You will have one vote at the Platinum Special Meeting for each share of Platinum Common Stock you owned as of the Record Date and ten votes for each share of Platinum Series C Preferred Stock you owned as of the Record Date.

At the close of business on the Record Date, 14,404,078 shares of DataWorks Common Stock were outstanding and entitled to vote at the DataWorks Special Meeting. You will have one vote at the DataWorks Special Meeting for each share of DataWorks Common Stock you owned as of the Record Date.

RECOMMENDATION TO STOCKHOLDERS

TO THE PLATINUM STOCKHOLDERS:

The Platinum Board believes that the Merger is fair to, and is in the best interests of, both you and Platinum. The Platinum Board unanimously recommends that you vote "for" the proposal to approve the issuance of Platinum Common Stock pursuant to the Merger.

TO THE DATAWORKS STOCKHOLDERS:

The DataWorks Board believes that the Merger is fair to, and is in the best interests of, both you and DataWorks. The DataWorks Board unanimously recommends that you vote "for" the proposal to approve and adopt the Reorganization Agreement and approve the Merger.

VOTE REQUIRED

The approval of the proposal to issue shares of Platinum Common Stock in the Merger requires the affirmative vote of a majority of the total votes cast regarding such proposal.

The affirmative vote of a majority of the shares of DataWorks Common Stock entitled to vote at the DataWorks Special Meeting is required to approve the proposal to approve and adopt the Reorganization Agreement and to approve the Merger.

VOTING AGREEMENTS

Certain officers, directors and affiliated stockholders of Platinum who beneficially owned, in the aggregate, approximately 18.9% of the outstanding shares of Platinum Common Stock and Platinum Series C Preferred Stock on an as-converted-to-Common-Stock basis as of the date of the Reorganization Agreement, have agreed that, subject to certain exceptions, they will vote their shares of Platinum Common Stock and Platinum Series C Preferred Stock in favor of the issuance of Platinum Common Stock pursuant to the Merger. See "Platinum Special Meeting -- Vote Required", beginning on page 30. These stockholders have also delivered proxies with respect to such matters to DataWorks that cannot be revoked. The form of the voting agreement that these Platinum stockholders signed and the related irrevocable proxy are included as Appendix B to this Joint Proxy Statement/Prospectus. For more information on these voting agreements, see "Terms of the Merger -- Voting Agreements" beginning on page 76.

Certain officers, directors and affiliated stockholders of DataWorks, who beneficially owned approximately 12.7% of the outstanding shares of DataWorks Common Stock as of the date of the Reorganization Agreement, have agreed that, subject to certain exceptions, they will vote their shares of DataWorks Common Stock in favor of approval of the Reorganization Agreement and the Merger. See "DataWorks Special Meeting -- Vote Required," beginning on page 32. These stockholders have also delivered proxies with respect to such matters to Platinum that cannot be revoked. The form of the voting agreement that these DataWorks stockholders signed and the related irrevocable proxy are included as Appendix C to this Joint Proxy Statement/Prospectus. For more information on these voting agreements, see "Terms of the Merger -- Voting Agreements" beginning on page 76.

SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN HOLDERS

As of the date of the Reorganization Agreement, the directors and executive officers of Platinum, as a group, beneficially owned approximately 5,558,116 shares of Platinum Common Stock.

As of the date of the Reorganization Agreement, the directors and executive officers of DataWorks, as a group, beneficially owned approximately 1,876,583 shares of DataWorks Common Stock.

TERMS OF THE MERGER

For more information on terms of the Merger, see "Terms of the Merger" beginning on page 64.

The Reorganization Agreement is attached as Appendix A to this Joint Proxy Statement/Prospectus. We encourage you to read the Reorganization Agreement. It is the legal document governing the Merger.

WHEN THE MERGER WILL OCCUR

Assuming that both companies satisfy or waive all of the conditions in the Reorganization Agreement, we anticipate that the Merger will occur on or before December 31, 1998. For more information on regulatory matters and conditions of the Merger, see "Approval of the Merger and Related Transactions -- Governmental and Regulatory Approvals" beginning on page 62 and "Terms of the Merger -- Conditions to the Merger" beginning on page 74.

WHAT STOCKHOLDERS WILL RECEIVE IN THE MERGER

If the Platinum stockholders approve the issuance of the Platinum Common Stock pursuant to the Merger and the DataWorks stockholders approve and adopt the Reorganization Agreement and approve the Merger, DataWorks stockholders will receive 0.794 of a share of Platinum Common Stock for each share of Common Stock they own prior to the Merger. Similarly, each option to purchase DataWorks Common Stock will convert into an option to purchase 79.4% as many shares of Platinum Common Stock at an adjusted exercise price. Platinum will assume each option to purchase DataWorks Common Stock (each a "DataWorks Option") in accordance with the terms of the stock option plan under which the option was issued. Likewise, each outstanding warrant to purchase DataWorks Common Stock (each a "DataWorks Warrant") will convert into a warrant to purchase 79.4% as many shares of Platinum Common Stock at an adjusted exercise price. The terms and conditions that will apply to the new option or warrant will be substantially the same as the terms and conditions that apply to the existing option or warrant. For more information on conversion of shares and on stock options and warrants, see "Terms of the Merger -- Manner and Basis for Converting Shares" beginning on page 64.

Soon after the Merger occurs, Platinum will cause to be mailed to the holders of DataWorks Common Stock (1) a letter of transmittal with respect to the surrender of valid certificates representing DataWorks Common Stock, and (2) instructions for use of the letter of transmittal.

DataWorks stockholders should not surrender their DataWorks stock certificates until after the Merger and until they receive a letter of transmittal. For information on exchanging shares, see "Terms of the Merger -- Manner and Basis for Conversion of Shares" beginning on page 64.

OWNERSHIP OF PLATINUM FOLLOWING THE MERGER

Based upon the capitalization of DataWorks on the Record Date, Platinum will issue an aggregate of approximately 11,436,837 shares of Platinum Common Stock (excluding shares that may be issued in the future upon exercise of DataWorks Warrants or DataWorks Options) in connection with the Merger. In addition, by virtue of the Merger, Platinum will be obligated to issue an additional aggregate of 1,833,917 shares of Platinum Common Stock upon exercise, if and when exercised, of the DataWorks Warrants and the DataWorks Options assumed in the Merger. Based further on the capitalization of Platinum on the Record Date (not including outstanding options or warrants), and the number of additional shares of Platinum Common Stock that Platinum will issue to DataWorks stockholders in connection with the Merger, the former holders of DataWorks Common Stock will hold approximately 28.03% of the total number of shares of Platinum Common Stock issued and outstanding after consummation of the Merger (assuming conversion of all Platinum Preferred Stock).

Based on the number of outstanding DataWorks Options as of the Record Date, the total number of outstanding DataWorks Options will become options to purchase an aggregate of 1,734,970 shares of Platinum Common Stock in connection with the Merger. Based on the number of outstanding DataWorks Warrants as of the Record Date, the total number of DataWorks Warrants will become warrants to purchase an aggregate of 98,947 shares of Platinum Common Stock in connection with the Merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The Merger will be treated as a tax-free reorganization for federal income tax purposes. DataWorks stockholders will not recognize gain or loss in the Merger (other than taxes on cash received for a fraction of a share which will be subject to tax). The Reorganization Agreement does not require the parties to obtain a ruling from the IRS as to the tax consequences of the Merger. In connection with the Registration Statement, each of DataWorks and Platinum will receive opinions from their legal counsel that, based on certain assumptions and certifications, the Merger will be a tax-free reorganization for federal income tax purposes. For more information, see "Approval of the Merger and Related Transactions -- Material Federal Income Tax Consequences" beginning on page 58.

TAX MATTERS ARE VERY COMPLICATED. THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. WE URGE STOCKHOLDERS TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

OPINIONS OF FINANCIAL ADVISORS

In deciding to approve the Merger, each Board considered the opinions of its financial advisor. Platinum received opinions from its financial advisor, Broadview International LLC ("Broadview"), that the Exchange Ratio was fair, from a financial point of view to Platinum's stockholders. DataWorks received opinions from its financial advisor, SoundView Technology Group, Inc. ("SoundView"), that the Exchange Ratio was fair, from a financial point of view, to DataWorks' stockholders. More information on these opinions is provided in the following sections of this Joint Proxy Statement/Prospectus, entitled "Approval of the Merger and Related Transactions -- Opinions of Platinum's Financial Advisor" beginning on page 43 and "-- Opinions of DataWorks' Financial Advisor" beginning on page 53. These opinions are attached as Appendices E-1, E-2, F-1 and F-2 to this Joint Proxy Statement/Prospectus. We encourage you to read these opinions carefully and in their entirety.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

DataWorks stockholders should note that certain members of DataWorks management and the DataWorks Board have interests in the Merger as employees and/or directors that are different from, or in addition to, your interest as a stockholder.

If Platinum and DataWorks complete the Merger, Platinum will continue certain indemnification arrangements for persons serving as directors and officers of DataWorks at the time of the Merger for at least six years following the consummation of the Merger. Also, Platinum will maintain a policy of directors' and officers' liability insurance for the benefit of those persons for six years after the Merger.

The Platinum Board has agreed to take all actions necessary to nominate and appoint Stuart W. Clifton to the Board. Mr. Clifton has also entered into an Executive Employment Agreement and a Noncompetition Agreement with Platinum in connection with the Merger.

Under the terms of DataWorks' 1995 Non-Employee Directors' Stock Option Plan, as amended, the Merger will cause the vesting of outstanding options under such plan to accelerate in full prior to the Merger and to terminate if not exercised prior to the Merger.

For more information, see "Approval of the Merger and Related Transactions -- Interests of Certain Persons" beginning on page 61.

CONDITIONS TO THE MERGER

Platinum will complete the Merger only if a number of conditions are either satisfied or waived by Platinum, some of which include:

     - The representations and warranties of DataWorks made in the Reorganization Agreement (subject to certain materiality qualifications) are accurate

     - DataWorks performs certain covenants and obligations contained in the Reorganization Agreement in all material respects

     - The DataWorks stockholders adopt and approve the Reorganization Agreement and the Merger

     - The Platinum stockholders approve the issuance of Platinum Common Stock in the Merger

     - Platinum receives written resignations of all directors of DataWorks as of the consummation of the merger

     - There is no material adverse effect with respect to DataWorks

     - There are no restraining orders, injunctions or other orders preventing the consummation of the Merger

DataWorks will complete the Merger only if a number of conditions are satisfied or waived by DataWorks, some of which include:

     - The representations and warranties of Platinum made in the Reorganization Agreement (subject to certain materiality qualifications) are accurate

     - Platinum performs certain covenants and obligations contained in the Reorganization Agreement in all material respects

     - The DataWorks stockholders adopt and approve the Reorganization Agreement and approve the Merger

     - The Platinum stockholders approve the issuance of Platinum Common Stock in the Merger

     - There is no material adverse effect with respect to Platinum

     - The Platinum Common Stock to be issued in the Merger is authorized for listing on Nasdaq National Market

     - There are no restraining orders, injunctions or other orders preventing the consummation of the Merger

For more information on the conditions to the Merger, see "Terms of Merger -- Conditions to the Merger" beginning on page 74.

TERMINATION OF THE REORGANIZATION AGREEMENT

Either Platinum or DataWorks may terminate the Reorganization Agreement at any time prior to the time of the Merger, whether before or after Platinum and DataWorks obtain the requisite stockholder approvals, if:

     - The Platinum and DataWorks Boards mutually consent

     - Platinum and DataWorks do not complete the Merger by February 28, 1999

     - A governmental entity issues an order, decree or ruling or takes any other action which permanently prevents Platinum or DataWorks from consummating the Merger

     - Either of Platinum or DataWorks fails to obtain the requisite stockholder approvals

Platinum may terminate the Reorganization Agreement at any time prior to the time of the Merger, whether before or after Platinum and DataWorks obtain the requisite stockholder approvals, if:

     - A DataWorks Triggering Event (as defined in the Reorganization Agreement) occurs

     - DataWorks breaches any of its representations, warranties or covenants contained in the Reorganization Agreement (subject to certain materiality qualifications)

DataWorks may terminate the Reorganization Agreement at any time prior to the time of the Merger, whether before or after Platinum and DataWorks obtain the requisite stockholder approvals, if:

     - A Platinum Triggering Event (as defined in the Reorganization Agreement) occurs

     - Platinum breaches any of its representations, warranties or covenants contained in the Reorganization Agreement (subject to certain materiality qualifications)

EXPENSES AND TERMINATION FEES

We have agreed that we will each pay our own fees and expenses in connection with the Merger, whether or not we consummate the Merger, except that we will share equally all fees and expenses (other than attorneys' fees) in connection with the printing and filing of this Joint Proxy Statement/Prospectus and the registration statement of which this Joint Proxy Statement/Prospectus is a part. In addition, DataWorks and Platinum have agreed to pay the other $3.25 million if the Reorganization Agreement is terminated under certain circumstances. For more information, see "Terms of the Merger -- Breakup Fees" beginning on page 72.

AFFILIATE AGREEMENTS

DataWorks has delivered to Platinum executed affiliate agreements with certain stockholders who might be considered affiliates of DataWorks under applicable securities laws. These agreements restrict such stockholders' ability to dispose of Platinum Common Stock received in the Merger. The purpose of these agreements is to comply with the requirements of certain federal securities laws. A form of these affiliate agreements is included as Appendix D to this Joint Proxy Statement/Prospectus. For more information on these agreements, see "Terms of the Merger -- Affiliate Agreements" beginning on page 77.

ANTICIPATED ACCOUNTING TREATMENT

We expect the Merger will be accounted for as a purchase. For more information, see "Approval of the Merger and Related Transactions -- Accounting Treatment" beginning on page 63.

REGULATORY APPROVALS

The Merger is subject to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act"). DataWorks and Platinum have each made the notifications required under the HSR Act, and have furnished certain information to the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice ("DOJ"). The Merger must also comply with federal and state securities laws. For more information, see "Approval of the Merger and Related Transactions -- Government and Regulatory Matters" beginning on page 62.

RIGHTS OF HOLDERS OF PLATINUM COMMON STOCK FOLLOWING THE MERGER

As of the time of the Merger, DataWorks stockholders will become Platinum stockholders. There are important differences between the rights of stockholders of DataWorks and stockholders of Platinum. For a description of these differences, see "Comparison of Platinum and DataWorks Stockholders' Rights" beginning on page 127.

RIGHTS OF DISSENTING STOCKHOLDERS

Both Platinum and DataWorks are organized under Delaware law. Under Delaware law, Platinum and DataWorks stockholders are not entitled to appraisal rights in connection with the Merger.

MARKETS AND MARKET PRICES

Platinum Common Stock is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "PSQL." DataWorks

Common Stock is quoted on Nasdaq under the symbol "DWRX." Following the consummation of the Merger, DataWorks Common Stock will cease to be quoted on Nasdaq.

The following table sets forth the closing sale prices per share of Platinum Common Stock and DataWorks Common Stock on October 12, 1998, the last trading day before Platinum and DataWorks announced that they signed the Reorganization Agreement.

                      PLATINUM               DATAWORKS
                       COMMON    DATAWORKS   EQUIVALENT
                       STOCK        PER         PER
                      PURCHASE     SHARE       SHARE
                       PRICE       PRICE      PRICE(1)
                      --------   ---------   ----------
October 12, 1998.....  $8.38       $5.38       $6.65

-------------------------
(1) Represents the equivalent of one share of DataWorks Common Stock calculated by multiplying the price per share of Platinum Common Stock by 0.794, the exchange ratio in the Merger.

We cannot guarantee or predict the actual prices of Platinum and DataWorks Common Stock prior to or at the time Platinum and DataWorks consummate the Merger. For more information on this risk, see "Risk Factors -- Risks Related to Merger -- Risks Associated with Fixed Exchange Ratio" beginning on page 20.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The selected historical financial data set forth below with respect to Platinum's consolidated statements of operations for each of the three years in the period ended June 30, 1998, and with respect to Platinum's consolidated balance sheets at June 30, 1998 and 1997, are derived from the audited consolidated financial statements of Platinum which are incorporated by reference into this Joint Proxy Statement/Prospectus. The selected historical financial data set forth below with respect to Platinum's consolidated statements of operations for the two years in the period ended June 30, 1995 and with respect to Platinum's consolidated balance sheets at June 30, 1996, 1995 and 1994 are derived from the audited consolidated financial statements of Platinum not incorporated by reference into this Joint Proxy Statement/Prospectus. The selected historical financial data set forth below with respect to the consolidated statements of operations of DataWorks for each of the three years in the period ended December 31, 1997 and with respect to DataWorks' consolidated balance sheets at December 31, 1997 and 1996 are derived from the audited consolidated financial statements of DataWorks included elsewhere in this Joint Proxy Statement/Prospectus, and are qualified by reference to such financial statements and the notes related thereto. The selected historical financial data set forth below with respect to the consolidated statements of operations of DataWorks for each of the two years in the period ended December 31, 1994 and with respect to DataWorks' consolidated balance sheets at December 31, 1995, 1994 and 1993 are derived from the audited consolidated financial statements of DataWorks not included in this Joint Proxy Statement/Prospectus.

The selected historical financial data for Platinum at September 30, 1998 and for the three months ended September 30, 1998 and 1997 are derived from the unaudited consolidated financial statements which are incorporated by reference into this Joint Proxy Statement/Prospectus. The selected historical financial data for DataWorks at September 30, 1998 and for the nine months ended September 30, 1998 and 1997 are derived from the unaudited consolidated financial statements included elsewhere in this Joint Proxy Statement/Prospectus. In each case, the unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, that each company considers necessary for a fair presentation of the financial position and results of operations for the periods presented. Operating results for Platinum for the three months ended September 30, 1998 and for DataWorks for the nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the entire year or future periods.

The data set forth below are qualified by reference to, and should be read in conjunction with, the related consolidated financial statements and the notes related thereto.

                  PLATINUM SELECTED HISTORICAL FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                            THREE MONTHS
                                                                                                ENDED
                                               YEAR ENDED JUNE 30,                          SEPTEMBER 30,
                            ---------------------------------------------------------     -----------------
                             1998        1997         1996        1995         1994        1998      1997
                            -------     -------     --------     -------     --------     -------   -------
STATEMENT OF OPERATIONS
  DATA:
Revenues:
  License fees............  $57,577     $32,123     $ 23,234     $37,925     $ 31,136     $16,177   $10,087
  Services................   40,406      27,420       21,817      20,250       16,854      14,039     8,079
  Business forms sales....       --          --           --          --        6,720          --        --
  Royalty income..........      505       1,208          619         692           --         113        99
                            -------     -------     --------     -------     --------     -------   -------
        Total revenues....   98,488      60,751       45,670      58,867       54,710      30,329    18,265
Cost of revenues..........   29,961      21,980       21,083      20,205       25,635      10,066     6,069
                            -------     -------     --------     -------     --------     -------   -------
        Gross profit......   68,527      38,771       24,587      38,662       29,075      20,263    12,196
                            -------     -------     --------     -------     --------     -------   -------
Operating expenses:
  Sales and marketing.....   38,177      26,024       21,334      21,007       25,961      10,953     7,152
  Software development....   11,724      10,398       14,490      17,914       22,059       2,797     3,050
  General and
    administrative........    7,145       6,030       16,270       5,569       10,350       1,936     1,263
  Charge for
    restructuring.........       --       1,600        5,568          --        6,741          --        --
  Charge for purchased
    research and
    development...........       --          --           --          --        3,570          --        --
                            -------     -------     --------     -------     --------     -------   -------
        Total operating
          expenses........   57,046      44,052       57,662      44,490       68,681      15,686    11,465
                            -------     -------     --------     -------     --------     -------   -------
  Income (loss) from
    operations............   11,481      (5,281)     (33,075)     (5,828)     (39,606)      4,577       731
Charge for settlement of
  class action litigation
  and related expenses....       --          --           --          --      (20,000)         --        --
Other income (expense),
  net.....................    1,866(1)      873(1)      (132)(3)     103(2)       341(1)      298       574
                            -------     -------     --------     -------     --------     -------   -------
  Income (loss) before
    provision for taxes...   13,347      (4,408)     (33,207)     (5,725)     (59,265)      4,875     1,305
Provision for income
  taxes...................       --          --           --          20          308         180        --
                            -------     -------     --------     -------     --------     -------   -------
        Net income
          (loss)..........  $13,347     $(4,408)    $(33,207)    $(5,745)    $(59,573)    $ 4,695   $ 1,305
                            =======     =======     ========     =======     ========     =======   =======
Diluted net income (loss)
  per share...............  $  0.45     $ (0.20)    $  (1.83)    $ (0.35)    $  (3.78)    $   .16   $   .05
                            =======     =======     ========     =======     ========     =======   =======
Weighted average
  shares(4)...............   29,716      21,758       18,128      16,196       15,770      30,009    28,919
                            =======     =======     ========     =======     ========     =======   =======

                                                                   JUNE 30,
                                               ------------------------------------------------   SEPTEMBER 30,
                                                1998      1997      1996      1995       1994         1998
                                               -------   -------   -------   -------   --------   -------------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)....................  $22,319   $ 3,808   $ 3,438   $24,443   $ (9,996)     $26,216
Total assets.................................   67,988    43,156    41,640    66,691     48,479       68,490
Current portion of long-term obligations.....       --        --        --        --      6,000           --
Long-term obligations, less current
  portion....................................       35       277       288    16,035     10,158           26
Stockholders' equity.........................   34,910    15,587    16,199    30,212      1,299       40,943

-------------------------
(1) Amount represents principally interest income.

(2) Amount represents principally interest income net of interest expense associated with Platinum's $15,000,000 debenture.

(3) Amount represents principally interest expense associated with Platinum's $15,000,000 debenture net of interest income.

(4) In July 1998, Platinum amended its 1998 Nonqualified Stock Option Plan to increase the number of shares available for option grants to 3,000,000 shares. Also, in July 1998, Platinum granted options to purchase an aggregate of 1,975,450 shares of Common Stock of Platinum to employees, including executive officers. The options had an exercise price of $23.375 per share. In October 1998, the Platinum Board repriced the above referenced options, as well as other outstanding options with an exercise price in excess of $11.50, the closing price of Platinum's Common Stock on November 9, 1998, including options held by executive officers of Platinum. The exercise price of the repriced options is equal to the closing price of Platinum's Common Stock on the Nasdaq National Market on November 9, 1998. Subject to certain exceptions, the repriced options are not exercisable until one year after the date of repricing, at which time they will vest to the same extent as the unrepriced options.

                    DATAWORKS SELECTED HISTORICAL FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                 NINE MONTHS
                                                                                                    ENDED
                                                      YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                         -------------------------------------------------   -------------------
                                           1997       1996      1995      1994      1993       1998       1997
                                         --------   --------   -------   -------   -------   --------   --------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues:
  Software licenses....................  $ 74,742   $ 55,169   $34,129   $22,260   $13,060   $ 56,571   $ 48,215
  Maintenance and other services           60,868     48,327    29,519    19,790    14,908     61,371     44,412
  Hardware                                 11,353     13,443    12,356     9,656     9,286      6,873      8,005
                                         --------   --------   -------   -------   -------   --------   --------
        Total revenues.................   146,963    116,939    76,004    51,706    37,254    124,815    100,632
Cost of revenues:
  Software licenses....................     9,222      6,584     4,772     3,981     1,901      6,589      6,082
  Maintenance and other services.......    42,818     35,632    18,577    12,270     9,935     45,823     30,984
  Hardware                                  8,638      9,966     9,309     7,436     6,304      5,362      6,061
                                         --------   --------   -------   -------   -------   --------   --------
        Total cost of revenues             60,678     52,182    32,658    23,687    18,140     57,774     43,127
                                         --------   --------   -------   -------   -------   --------   --------
Gross profit...........................    86,285     64,757    43,346    28,019    19,114     67,041     57,505
Operating expenses:
  Sales and marketing..................    40,456     29,632    19,817    13,412     8,091     35,134     28,523
  General and administrative...........    19,346     14,659    10,017     6,505     5,193     15,652     12,969
  Research and development.............    10,505      8,918     8,648     4,126     2,432     10,546      7,824
  Acquisition and related costs........    15,565      3,656        --        --        --        527     15,565
  ESOP contribution....................        --         --       446       429       387         --         --
                                         --------   --------   -------   -------   -------   --------   --------
        Total operating expenses.......    85,872     56,865    38,928    24,472    16,103     61,859     64,881
                                         --------   --------   -------   -------   -------   --------   --------
Income from operations.................       413      7,892     4,418     3,547     3,011      5,182     (7,376)
Other income (expense), net............     1,629        247    (1,250)   (1,221)     (634)       884      1,262
                                         --------   --------   -------   -------   -------   --------   --------
Income before income taxes and
  extraordinary item...................     2,042      8,139     3,168     2,326     2,377      6,066     (6,114)
Provision (credit) for income taxes....     2,846      3,642       932       708       216      2,215       (253)
                                         --------   --------   -------   -------   -------   --------   --------
Income (loss) before extraordinary
  item.................................      (804)     4,497     2,236     1,618     2,161      3,851     (5,861)
Extraordinary item, net of income
  taxes................................        --         --    (1,017)     (157)       --         --         --
                                         --------   --------   -------   -------   -------   --------   --------
Net income (loss)......................  $   (804)  $  4,497   $ 1,219   $ 1,461   $ 2,161   $  3,851   $ (5,861)
                                         --------   --------   -------   -------   -------   --------   --------
Basic earnings (loss) per share before
  extraordinary item...................  $  (0.06)  $   0.39   $  0.32   $  0.26   $  0.36   $   0.27   $  (0.43)
Extraordinary item.....................        --         --     (0.15)    (0.03)       --         --         --
                                         --------   --------   -------   -------   -------   --------   --------
Net earnings (loss) per
  share -- basic.......................  $  (0.06)  $   0.39   $  0.17   $  0.23   $  0.36   $   0.27   $  (0.43)
                                         ========   ========   =======   =======   =======   ========   ========
Diluted earnings (loss) per share
  before extraordinary item............  $  (0.06)  $   0.38   $  0.29   $  0.24   $  0.36   $   0.26   $  (0.43)
Extraordinary item.....................        --         --     (0.13)    (0.02)       --         --         --
                                         --------   --------   -------   -------   -------   --------   --------
Net earnings (loss) per
  share -- diluted.....................  $  (0.06)  $   0.38   $  0.16   $  0.22   $  0.36   $   0.26   $  (0.43)
                                         ========   ========   =======   =======   =======   ========   ========
Common shares outstanding --basic(1)...    13,811     11,392     6,929     6,260     5,924     14,274     13,765
                                         ========   ========   =======   =======   =======   ========   ========
Common shares outstanding --
  diluted(1)(2)(3).....................    13,811     11,954     7,807     6,768     6,023     14,845     13,765
                                         ========   ========   =======   =======   =======   ========   ========

                                                                DECEMBER 31,
                                              -------------------------------------------------   SEPTEMBER 30,
                                                1997       1996      1995      1994      1993         1998
                                              --------   --------   -------   -------   -------   -------------
                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................  $ 17,418   $ 50,825   $17,472   $ 3,179   $ 1,892     $ 23,785
Working capital (deficit)...................    66,656     66,700    20,566    (2,019)   (4,607)      61,712
Total assets................................   131,136    121,202    62,916    27,301    12,861      137,846
Long-term debt, less current portion........     1,493      1,864     2,105     8,073     1,860        1,351
Total shareholders' equity (deficit)........    84,066     82,089    31,240    (2,229)   (4,339)      94,593

-------------------------
(1) See Note 1 of Notes to DataWorks' Consolidated Financial Statements describing the determination of the number of shares used in computing per share information.
(2) In October 1995, DataWorks completed its initial public offering resulting in net proceeds to DataWorks of $18.0 million. The net proceeds from such offering were used to repay outstanding indebtedness, to increase working capital and for general corporate purposes. In December 1996, DataWorks completed a follow-on equity offering resulting in net proceeds to DataWorks of $41.3 million. The net proceeds were used for additional working capital, general corporate purposes, including expansion of general sales and marketing and customer support activities, international expansion and possible acquisitions and joint ventures.
(3) In October 1998, DataWorks implemented an option exchange program applicable to all employees of DataWorks, including executive officers. Under the program, qualified employees who held outstanding options with an exercise price of greater than $5.00 per share were eligible to exchange such options for new options to purchase the same number of shares at an exercise price of $9.131 per share, which is equal to the fair market value of Platinum's Common Stock on November 9, 1998, the effective time of such repricing, multiplied by the Exchange Ratio. Subject to certain exceptions, the newly issued options are not exercisable until one year after the date of issuance, at which time they will be vested to the same extent as the old options surrendered therefor would have been.

                     COMPARATIVE PER SHARE DATA (UNAUDITED)

The following table sets forth certain historical per share data of Platinum and DataWorks and combined per share data on an unaudited pro forma basis. You should read the information set forth below along with the selected historical financial data and the unaudited pro forma combined condensed financial information included elsewhere in this Joint Proxy Statement/Prospectus. The pro forma combined financial data are not necessarily indicative of the operating results that would have been achieved had the Merger been consummated as of the beginning of the periods presented and you should not construe it as representative of future operations.

                                                                       THREE MONTHS
                                                                           ENDED
                                             YEAR ENDED JUNE 30,       SEPTEMBER 30,
                                           ------------------------   ---------------
                                            1998     1997     1996     1998     1997
                                           ------   ------   ------   ------   ------
Historical Platinum:
  Net income (loss) per basic share......  $  .56   $ (.20)  $(1.83)  $  .17   $  .06
  Net income (loss) per diluted share....  $  .45   $ (.20)  $(1.83)  $  .16   $  .05

                                                                        NINE MONTHS
                                                                           ENDED
                                           YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                           ------------------------   ---------------
                                            1997     1996     1995     1998     1997
                                           ------   ------   ------   ------   ------
Historical DataWorks:
  Net income (loss) per basic share......  $  .17   $  .39   $ (.06)  $  .27   $ (.43)
  Net income (loss) per diluted share....  $  .16   $  .38   $ (.06)  $  .26   $ (.43)

                                                                             THREE
                                                                YEAR        MONTHS
                                                               ENDED         ENDED
                                                              JUNE 30,   SEPTEMBER 30,
                                                                1998         1998
                                                              --------   -------------
Pro Forma Combined Diluted Net Income(1):
  Per Platinum share........................................   $  .30       $  .11
  Equivalent per DataWorks share............................   $  .24       $  .08

                                                                     AS OF
                                                                 SEPTEMBER 30,
                                                                     1998
                                                              -------------------
Book value per share(2):
  Historical Platinum.......................................        $ 1.45
  Historical DataWorks......................................        $ 6.57
  Pro forma combined per Platinum share(3)..................        $ 2.96
  Pro forma combined per DataWorks share(3).................        $ 2.35

-------------------------
(1) The DataWorks equivalent pro forma combined diluted net income per share amounts are calculated by multiplying the Platinum combined pro forma diluted net income per share amounts by the Exchange Ratio of 0.794.

(2) The historical book value per share is computed by dividing stockholders' equity by the number of shares of Common Stock outstanding at September 30, 1998. The pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of Common Stock outstanding as of September 30, 1998.

(3) Platinum estimates it will incur direct transaction costs of approximately $2.5 million associated with the Merger, which will be included as part of the purchase price to be allocated to the DataWorks assets acquired. The pro forma combined book value per share data gives effect to the estimated direct transaction costs as if such costs had been incurred as of the respective balance sheet date. The pro forma combined book value per share data does not include additional costs, which costs are not currently estimable, expected to be incurred relating to integrating the companies. The direct transaction costs are not included in the pro forma combined net income per share data. See "Unaudited Pro Forma Combined Condensed Financial Statements" and accompanying notes thereto.

                         COMPARATIVE MARKET PRICE DATA

The table below sets forth, for the calendar quarters indicated, the reported high and low closing prices of Platinum Common Stock and DataWorks Common Stock as reported on Nasdaq.

                                                     PLATINUM          DATAWORKS
                                                   COMMON STOCK      COMMON STOCK
                                                  ---------------   ---------------
                                                   HIGH     LOW      HIGH     LOW
                                                  ------   ------   ------   ------
1996 CALENDAR YEAR
  First Quarter.................................  $ 7.13   $ 3.50   $14.25   $10.25
  Second Quarter................................   12.25     6.25    19.50    11.50
  Third Quarter.................................   11.13     6.25    28.00    15.75
  Fourth Quarter................................   13.00    10.63    34.25    20.75
1997 CALENDAR YEAR
  First Quarter.................................   13.38     8.69    27.25    13.63
  Second Quarter................................   11.00     7.00    22.75    12.00
  Third Quarter.................................   12.94    10.38    21.88    12.00
  Fourth Quarter................................   11.75     7.75    20.63    13.88
1998 CALENDAR YEAR
  First Quarter.................................   24.00    10.25    27.06    17.50
  Second Quarter................................   24.38    17.50    26.63    13.25
  Third Quarter.................................   27.00     8.00    14.50     4.75
  Fourth Quarter (through October 30, 1998).....   10.00     5.75     6.94     3.75

On October 12, 1998, the last full trading day prior to the public announcement of the execution and delivery of the Reorganization Agreement, the closing prices on Nasdaq were $8.38 per share of Platinum Common Stock and $5.38 per share of DataWorks Common Stock. On October 30, 1998 the closing prices on Nasdaq were $9.38 per share of Platinum Common Stock and $6.81 per share of DataWorks Common Stock.

Because the Exchange Ratio is fixed, changes in the market price of Platinum Common Stock will affect the dollar value of the common stock of the Combined Company to be received by stockholders of DataWorks in the Merger. Platinum stockholders and DataWorks stockholders are urged to obtain current market quotations for Platinum Common Stock and DataWorks Common Stock prior to the Platinum Special Meeting and DataWorks Special Meeting, respectively.

Neither Platinum nor DataWorks has paid cash dividends. The Combined Company currently intends to retain earnings for development of its business and not to distribute earnings to stockholders as dividends. The declaration and payment by the Combined Company of any future dividends and the amount thereof will depend upon the Combined Company's results of operations, financial condition, cash requirements, future prospects, limitations imposed by credit agreements or senior securities and other factors deemed relevant by its Board of Directors.

                                  RISK FACTORS

In deciding on the proposals in this Joint Proxy Statement/Prospectus, you should carefully consider the risks described below, elsewhere in this Joint Proxy Statement/Prospectus and in the documents that Platinum has incorporated herein by reference. This Joint Proxy Statement/Prospectus contains forward-looking statements that involve known and unknown risks and uncertainties. See "Forward-Looking Statements." The matters set forth below are cautionary statements identifying important factors with respect to such forward-looking statements, including risks and uncertainties that could cause actual results to differ materially and adversely from those in such forward-looking statements.

RISKS RELATED TO MERGER

Difficulties of Integrating Two Companies. The Merger will not achieve its anticipated benefits unless Platinum successfully combines its operations with those of DataWorks and integrates the two companies' products in a timely manner. Integrating Platinum and DataWorks will be a complex, time consuming and expensive process and may result in revenue disruption if not completed in a timely and efficient manner. Prior to the Merger, Platinum and DataWorks will have operated independently, each with its own business, business culture, clients, employees and systems. Following the Merger, the Combined Company must operate as a combined organization utilizing common (1) information communication systems, (2) operating procedures, (3) financial controls and (4) human resource practices, including benefit, training and professional development programs. There may be substantial difficulties, costs and delays involved in integrating Platinum and DataWorks. These difficulties, costs and delays may include:

     - Distracting management from the business of the Combined Company

     - Potential incompatibility of business cultures

     - Perceived and potential adverse change in client service standards, business focus, billing practices or service offerings available to clients

     - Potential inability to successfully coordinate the research and development and sales and marketing efforts

     - Costs and delays in implementing common systems and procedures, including financial accounting systems

     - Costs and inefficiencies in delivering services to the clients of the Combined Company

     - Potential inability to obtain the consents of third parties required because of the Merger

     - Inability to retain and integrate key management, technical sales and customer support personnel

     - Potential conflicts in direct sales channels and Valued Added Resellers ("VARs")

Further, we cannot assure you that the Combined Company will retain and successfully integrate its key management, technical, sales and customer support personnel, or that it will realize any of the anticipated benefits of the Merger. Any one or all of the factors identified above may cause increased operating costs, lower than anticipated financial performance or the loss of customers and employees. The failure to integrate Platinum and DataWorks will have a material adverse effect on the business, financial condition and results of operations of the Combined Company. See "Approval of the Merger and Related Transactions -- Joint Reasons For the Merger."

Risks Associated with Fixed Exchange Ratio. As of the time of the Merger, each outstanding share of DataWorks Common Stock will be converted into the right to receive 0.794 shares of Platinum Common Stock. Because the Exchange Ratio is fixed, it will not increase or decrease due to fluctuations in the market price of either Platinum Common Stock or DataWorks Common Stock. The specific value of the consideration to be received by DataWorks stockholders in the Merger will depend on the market price of Platinum Common Stock at the time of the Merger. The market prices of Platinum Common Stock and DataWorks Common Stock as of a recent date are set forth herein under "Comparative Market Price Data." We advise you to obtain recent market quotations for Platinum Common Stock and DataWorks Common Stock as your special meeting approaches. Platinum Common Stock and DataWorks Common Stock historically have been subject to substantial price volatility. We cannot assure you as to the market prices of Platinum Common Stock or DataWorks Common Stock at any time before the time of the Merger or as to the market price of the common stock of the Combined Company at any time thereafter. For more information, see "Comparative Market Price Data."

Substantial Expenses Resulting from the Merger. Platinum and DataWorks estimate that the negotiation and implementation of the Merger will result in aggregate pre-tax expenses to Platinum and DataWorks of approximately $10.0 million, primarily relating to costs associated with combining the operations of the two companies and the fees of financial advisors, attorneys and accountants. Although the companies do not believe that the costs will significantly exceed the aforementioned amount, there can be no assurance that the companies' estimate is correct or that unanticipated contingencies that will substantially increase the costs of combining the operations of the two companies will not occur. In any event, the companies anticipate that costs associated with the Merger will negatively impact results of operations in the quarter ending December 31, 1998.

Dependence on Retention and Integration of Key Personnel. The success of the Combined Company depends upon the continued service of key management personnel, including L. George Klaus, William Pieser, Ken Lally, Stuart W. Clifton and Norman R. Farquhar. None of Platinum's key personnel prior to the Merger is subject to an employment agreement for a specified duration. In addition, the competition to attract, retain and motivate qualified technical, sales and operations personnel is intense. Platinum and DataWorks have at times experienced, and continue to experience, difficulty recruiting qualified personnel, particularly in software development and customer support. We cannot assure you that the Combined Company can retain its key personnel or attract other qualified personnel in the future. The loss of services of any of the key members of the Combined Company's management team or its failure to attract other qualified personnel could materially adversely affect the Combined Company's business, operating results, cash flows and financial condition.

Rights of Holders of DataWorks Common Stock Following the Merger. As of the time of the Merger, DataWorks stockholders will become Platinum stockholders. There are important differences between the rights of stockholders of DataWorks and stockholders of

Platinum. For a description of these differences, see "Comparison of Platinum and DataWorks Stockholders' Rights."

RISKS RELATED TO THE COMPANIES' BUSINESSES AND OPERATIONS

Fluctuations in Quarterly Operating Results. Platinum's and DataWorks' quarterly operating results have fluctuated in the past. The reasons for and consequences of such fluctuations described in this risk factor will similarly affect the Combined Company following the Merger. The Combined Company's operating results may fluctuate in the future as a result of many factors that may include:

     - The demand for the Combined Company's products

     - The size and timing of orders for the Combined Company's products

     - The number, timing and significance of new product announcements by the Combined Company and its competitors

     - The Combined Company's ability to introduce and market new and enhanced versions of its products on a timely basis

     - The level of product and price competition

     - Changes in operating expenses of the Combined Company

     - Changes in average selling prices

In addition, the Combined Company will most likely record a significant portion of its revenues in the final month of a quarter with a concentration of such revenues recorded in the final 10 business days of that month.

Due to the above factors, among others, the Combined Company's revenues will be difficult to forecast, as are Platinum's and DataWorks' currently. The Combined Company, however, will base its expense levels in significant part on its expectations of future revenue. As a result, the Combined Company expects its expense levels to be relatively fixed in the short run. The Combined Company's failure to meet revenue expectations could adversely affect operating results. Further, an unanticipated decline in revenue for a particular quarter may disproportionately affect the Combined Company's net income because a relatively small amount of the Combined Company's expenses will vary with its revenues in the short run. As a result, we believe that period-to-period comparisons of Platinum's, DataWorks' or the Combined Company's results of operations are not and will not necessarily be meaningful, and you should not rely upon them as an indication of future performance. Due to the foregoing factors, it is likely that in some future quarter the Combined Company's operating results will be below the expectations of public market analysts and investors. Such an event would likely have a material adverse effect upon the price of the Combined Company's Common Stock.

Horizontal Product Strategy. Prior to the Merger, Platinum's business strategy has included, and following the time of the Merger, the Combined Company's business strategy will include, expansion of its product offerings to include application software products that are complementary to its existing client/server ERP applications, such as human resources and payroll products. This strategy may involve acquisitions, investments in other businesses that offer complementary products, joint development agreements or licensing of technology arrangements. The risks commonly encountered in the acquisitions of businesses would accompany any future acquisitions or investments by the Combined Company. Such risks may include the following:

     - The difficulty of integrating previously distinct businesses into one business unit

     - The substantial management time devoted to such activities

     - The potential disruption of the Combined Company's ongoing business

     - Undisclosed liabilities

     - Failure to realize unanticipated benefits (such as synergies and cost savings)

     - Issues related to product transition (such as development, distribution and customer support)

We expect that the consideration the Combined Company would pay in such future acquisitions would consist of stock, rights to purchase stock, cash or some combination. If the Combined Company issues stock or rights to purchase stock in connection with these future acquisitions, earnings per share and then-existing holders of the Combined Company's Common Stock may experience dilution.

Dependence on Distribution Channels. Platinum distributes its products through a direct sales force and third-party distributors, while DataWorks distributes its products primarily through a direct sales force. Platinum's agreements with its VARs and authorized consultants do not require such VARs and consultants to offer exclusively or recommend Platinum's products, and either party can terminate such agreements with or without cause. If the Combined Company's VARs or authorized consultants cease distributing or recommending the Combined Company's products or emphasize competing products, the Combined Company's results of operations could be materially and adversely affected. In addition, Platinum SQL, a client/server ERP application, requires additional skill and training for successful implementation. Although Platinum is actively seeking additional VARs to sell Platinum SQL, delays in training or recruiting VARs could adversely impact the Combined Company's ability to generate license revenue from its Platinum SQL line of products. It is possible that the integration of the direct sales forces of Platinum and DataWorks will lead to conflicts with Platinum's VAR channels.

Risks Associated With Possible Growth. Platinum's and DataWorks' businesses have grown rapidly, both internally and through acquisitions.

       PLATINUM TOTAL REVENUES                 DATAWORKS TOTAL REVENUES
--------------------------------------  ---------------------------------------
            (IN THOUSANDS)                          (IN THOUSANDS)
Fiscal Year ended June 30,     $98,488  Nine months ended September    $124,815
  1998                                  30, 1998
Fiscal Year ended June 30,     $60,751  Fiscal Year ended December     $146,963
  1997                                  31, 1997
Fiscal Year ended June 30,     $45,670  Fiscal Year ended December     $116,939
  1996                                  31, 1996

As separate companies, each of Platinum and DataWorks may not be able to adequately manage this growth if it continues. Similarly, the Combined Company may not be able to manage any possible growth and assimilate its new employees and products successfully. To manage any growth effectively, the Combined Company must:

     - Expand, train and manage its employee base

     - Enhance its operating and financial systems

     - Effectively expand its product line

Although the Combined Company may not grow in the future, if the Combined Company continues to grow, we cannot assure you that the management systems currently in place will be adequate or that the Combined Company will be able to manage any additional growth effectively.

Dependence on Principal Products. Platinum and DataWorks derive a substantial portion of their revenue from the sale of information systems and related support services. Accordingly, any event that adversely affects fees derived from the sale of such systems would materially and adversely affect the Combined Company's business, results of operations and performance. These events may include:

     -  Competition from other products

     -  Significant flaws in the Combined Company's products

     -  Incompatibility with third-party hardware or software products

     -  Negative publicity or evaluation of the Combined Company or its products

     - Obsolescence of the hardware platforms or software environments in which the Combined Company's systems run

Reliance on Third-Party Suppliers. Platinum's and DataWorks' products incorporate and use software products, computer hardware and equipment developed by other entities. Following the Merger, the Combined Company will continue to incorporate such third-party technology. We cannot assure you that such third parties will:

     -  Remain in business

     -  Support the Combined Company's product line

     -  Maintain viable product lines

     - Make their product lines available to the Combined Company on commercially acceptable terms

Any significant interruption in the supply of such third-party technology could have a material adverse effect on the Combined Company's business, results of operation and financial condition.

Risks Associated with Rapid Technological Change and Product Development. The market for Platinum's and DataWorks' software products is subject to ongoing technological developments, evolving industry standards and rapid changes in customer requirements. As companies introduce products that embody new technologies or as new industry standards emerge, existing products may become obsolete and unmarketable. The

Combined Company's future business, operating results and financial condition will depend on its ability to:

     - Enhance its existing products

     - Develop new products that address the increasingly sophisticated needs of its customers

     - Develop products for additional platforms

Further, if the Combined Company fails to respond to technological advances, emerging industry standards and end-user requirements, or experiences any significant delays in product development or introduction, the Combined Company's competitive position and revenues could be adversely affected. The Combined Company's success will depend on its ability to develop and successfully introduce new products and services, and Platinum's and DataWorks' success is currently dependent on the same ability. We cannot assure you that Platinum, DataWorks or the Combined Company will successfully develop and market new products on a timely basis, if at all. Any such delay or failure could have a material adverse effect on Platinum's, DataWorks' or the Combined Company's business, results of operations and financial condition. The Combined Company may need to increase the size of its product development staff in the near future to meet these product development challenges. We cannot assure you that the Combined Company will successfully hire and train an adequate number of qualified product development personnel to meet its needs. From time to time, the Combined Company or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of the Combined Company's existing products. We cannot assure you that such announcements will not cause customers to delay or alter their purchasing decisions, which could have a material adverse effect on the Combined Company's business, operating results and financial condition.

Dependence on Client/Server Environment. Platinum's and DataWorks' development tools, application products and consulting and education services help organizations build, customize or deploy solutions that operate in a client/server computing environment. We cannot assure you that these markets will continue to grow or that the Combined Company will be able to respond effectively to the evolving requirements of these markets. If the market for client/server application products and services does not grow in the future, or grows more slowly than the Combined Company anticipates, or if the Combined Company fails to respond effectively to evolving requirements of this market, the Combined Company's business, financial condition and results of operations will be materially and adversely affected.

Highly Competitive Industry. The business information systems industry in general and the client/server ERP computer software industry in particular are very competitive and subject to rapid technological change. Many of Platinum's and DataWorks' current and potential competitors have (1) longer operating histories, (2) significantly greater financial, technical and marketing resources, (3) greater name recognition, (4) larger technical staffs, and (5) a larger installed customer base than either Platinum or DataWorks have, or the Combined Company will have following the Merger. A number of companies offer products that are similar to Platinum's and DataWorks' products and that target the same markets. In addition, any of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, and to devote greater resources to the development, promotion and sale of their products than the Combined Company.

Furthermore, because there are relatively low barriers to entry in the software industry, Platinum and DataWorks expect the Combined Company to experience additional competition from other established and emerging companies. Such competitors may develop products and services that compete with those offered by the Combined Company or may acquire companies, businesses and product lines that compete with the Combined Company. It also is possible that competitors may create alliances and rapidly acquire significant market share. Accordingly, we cannot assure you that the Combined Company's current or potential competitors will not develop or acquire products or services comparable or superior to those that the Combined Company develops, combine or merge to form significant competitors, or adapt more quickly than will the Combined Company to new technologies, evolving industry trends and changing customer requirements. Competition could cause price reductions, reduced margins or loss of market share for the Combined Company's products and services, any of which could materially and adversely affect the Combined Company's business, operating results and financial condition. We cannot assure you that the Combined Company will be able to compete successfully against current and future competitors or that the competitive pressures that the Combined Company may face will not materially adversely affect its business, operating results and financial condition.

Dependence on Manufacturing Industry. DataWorks' business depends upon the capital expenditures of mid-range discrete manufacturers, which in part depend upon the demand for such manufacturers' products. A recession or other adverse event that affects the manufacturing industry in the United States or in other markets that DataWorks serves could affect such demand. Decreased demand could force manufacturers in the Combined Company's target markets to curtail or postpone capital expenditures on business information systems. Any such change in the amount or timing of capital expenditures in its target markets could materially and adversely affect the Combined Company's business and operations.

Risks Associated With Intellectual Property and Proprietary Rights
Protection. Platinum and DataWorks both rely on a combination of copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and other industry standard methods for protecting ownership of their proprietary software. However, we cannot assure you that in spite of these precautions, an unauthorized third party will not copy or reverse-engineer certain portions of Platinum, DataWorks or the Combined Company's products or obtain and use information that the companies regard as proprietary. We cannot assure you that the mechanisms that Platinum and DataWorks use to protect their intellectual property will be adequate or that the Combined Company's competitors will not independently develop products that are substantially equivalent or superior to the Combined Company's products.

Platinum and DataWorks may from time to time receive notices from third parties claiming that their products infringe upon third-party intellectual property rights. We expect that as the number of software products in the country increases and the functionality of these products further overlaps, the number of these types of claims will increase. Any such claim, with or without merit, could result in costly litigation and require the Combined Company to enter into royalty or licensing arrangements. The terms of such royalty or license arrangements, if required, may not be acceptable to the Combined Company.

In addition, DataWorks provides the source code for its application software under licenses to its customers to enable them to customize the software to meet particular requirements. Although the source code licenses contain confidentiality and nondisclosure provisions, we cannot assure you that such customers will take adequate precautions to protect the Combined Company's source code or other confidential information.

Risks Associated with International Sales. The following table compares international sales of Platinum and DataWorks to the total revenues of such companies for the periods indicated.

              PLATINUM                                    DATAWORKS
              --------                                    ---------
      International Sales as a                     International Sales as a
    percentage of Total Revenues                 percentage of Total Revenues
Fiscal Year ended June 30, 1998  28%        Nine months ended September 30,   22%
                                            1998
Fiscal Year ended June 30, 1997  29%        Fiscal year ended December 31,    17%
                                            1997
Fiscal Year ended June 30, 1996  31%        Fiscal year ended December 31,    17%
                                            1996

Platinum and DataWorks believe that any future growth of the Combined Company will be dependent in part upon its ability to increase revenues in international markets. The Combined Company will continue to expand its operations outside of the United States. This expansion will require significant management attention and financial resources and could adversely affect the Combined Company's margins. To increase international sales in subsequent periods, the Combined Company must establish additional foreign operations, hire additional personnel and recruit international resellers. We cannot assure you that the Combined Company will maintain or expand its international sales. If the revenues that the Combined Company generates from foreign activities are inadequate to offset the expense of maintaining foreign offices and activities, the Combined Company's business, financial condition and results of operations could be materially and adversely affected. International sales are subject to inherent risks, including:

     -  Unexpected changes in regulatory requirements

     -  Tariffs and other barriers

     -  Unfavorable intellectual property laws

     -  Fluctuating exchange rates

     - Difficulties in staffing and managing foreign sales and support operations

     -  Longer accounts receivable payment cycles

     -  Difficulties in collecting payment

     -  Potentially adverse tax consequences, including repatriation of earnings

     -  Lack of acceptance of localized products in foreign countries

     -  Burdens of complying with a wide variety of foreign laws

     -  Effects of high local wage scales and other expenses

Any one of these factors could materially and adversely affect the Combined Company's future international sales and, consequently, the Combined Company's business, operating results, cash flows and financial condition. In the recent past, the financial markets in Asia, Latin America and other world regions have experienced significant turmoil. Such turmoil in the Asian financial markets, in particular, may negatively affect the Combined Company's sales to that region. A portion of Platinum's and DataWorks' revenues from sales to foreign entities, including foreign governments, has been in the form of foreign currencies. Neither Platinum nor DataWorks has any hedging or similar foreign currency contracts. Fluctuations in the value of foreign currencies could adversely impact the profitability of the Combined Company's foreign operations.

Risks Associated With Year 2000 Compliance. Significant uncertainty exists in the software industry concerning the potential effects of the "Year 2000" issue. The "Year 2000" issue exists because the date codes used in some computer software and hardware systems use only two digits so that many computer systems cannot distinguish between the years 1900 and 2000. DataWorks believes that all of its existing products are Year 2000 compliant, and Platinum believes that current versions of its Platinum SQL, Platinum for Windows and Platinum for DOS products are Year 2000 compliant. However, despite these beliefs and although each company has conducted or is conducting its own quality testing procedures, we cannot assure you that the Combined Company's software products contain all necessary date code changes and are Year 2000 compliant. If any of the Combined Company's software products fail to perform, including failures due to the onset of calendar year 2000 there would likely be a material adverse effect on the Combined Company's business, financial condition and results of operations.

Both Platinum and DataWorks are currently evaluating their respective information technology infrastructures for Year 2000 compliance, including reviewing what actions are required to make all software systems used internally Year 2000 compliant as well as actions necessary to make each company less vulnerable to Year 2000 compliance problems associated with third parties' systems. We cannot assure you that such measures will alleviate all Year 2000 problems which could have a material adverse effect on the Combined Company's business, operating results and financial condition following the Merger.

Potential Adverse Effects of Shares Eligible for Future Sales. As of the date of the Reorganization Agreement, 28,376,789 shares of Platinum Common Stock were outstanding. There are presently 95,305 shares of Series C Preferred Stock outstanding. The holders of the shares of Series C Preferred Stock may convert each of their shares of Series C Preferred Stock into ten shares of Platinum Common Stock at any time. The holders of the Series C Preferred Stock also have the right to cause Platinum to register with the SEC the sale of the shares of Platinum Common Stock issuable upon conversion of the Series C Preferred Stock. These rights will survive the Merger, and DataWorks' stockholders would, as a result, be subject to risks associated with the existence of such rights since they would be Platinum stockholders as of the Merger. In addition, Platinum and DataWorks have a substantial number of options outstanding and shares issuable to employees under their respective employee stock grant plans. As a result, a substantial number of shares of common stock of the Combined Company will be eligible for sale in the public market at various times in the future. Sales of substantial amounts of such shares would dilute the holdings of stockholders and could adversely affect the market price of the Combined Company's common stock.

Possible Volatility of Stock Prices. The markets for Platinum's and DataWorks' Common Stock are highly volatile. The trading price of the Combined Company's common stock could fluctuate widely in response to:

     -  Quarterly variations in operations and financial results

     - Announcements of technological innovations or new products by the Combined Company or competitors

     - Changes in prices of the Combined Company's or its competitors' products and services

     -  Changes in product mix

     - Changes in growth rates for the Combined Company as a whole or for particular segments

     -  Earnings estimates for the Combined Company's market

     -  Systemic fluctuations in the stock market

In addition, the stock market has fluctuated widely in the past. Specifically, the securities of many technology companies have experienced extreme price and volume fluctuations, which often have been unrelated to the companies' operating performance. These broad market fluctuations may adversely affect the market price of the Combined Company's common stock. If the Merger does not occur, stockholders of each of Platinum and DataWorks will be subject to potential adverse consequences of fluctuations in stock price and volatility of the public markets.

Risks of Product Defects. Software products as complex as those offered by Platinum and DataWorks may contain undetected errors or failures when first introduced or as new versions are released. Despite testing by Platinum, DataWorks or the Combined Company, as the case may be, and by current and potential customers, any of Platinum's, DataWorks' or the Combined Company's products may contain errors after their commercial shipment. Such errors may cause loss of or delay in market acceptance of the Combined Company's products. The inability of the Combined Company to correct such errors in a timely manner could have a material adverse effect on the Combined Company's results of operations. In addition, technical problems with the current release of the database platforms on which the Combined Company's products operate could impact sales of these products, which could have a material adverse effect on the Combined Company's results of operations.

                            PLATINUM SPECIAL MEETING

DATE, TIME AND PLACE OF PLATINUM SPECIAL MEETING

The Platinum Special Meeting will be held at Platinum's headquarters located at 195 Technology Drive, Irvine, California 92618-2402 on Wednesday, December 23, 1998 at 10:00 a.m. local time.

PURPOSE

The purpose of the Platinum Special Meeting is to approve the issuance of shares of Platinum Common Stock to the stockholders of DataWorks pursuant to the Merger. Platinum stockholders may also consider and vote upon such other matters as may be properly brought before the Platinum Special Meeting or any postponements or adjournments thereof.

RECORD DATE AND OUTSTANDING SHARES

Only Platinum stockholders of record as of the Record Date are entitled to notice of and to vote at the Platinum Special Meeting. As of the Record Date, there were approximately 1,489 stockholders of record holding an aggregate of approximately 28,408,217 shares of Platinum Common Stock and 95,305 shares of Platinum Series C Preferred Stock.

On or about November 23, 1998, a notice meeting the requirements of Delaware law is being mailed to all stockholders of record as of the Record Date.

VOTE REQUIRED AND VOTING RIGHTS

Under Delaware law, the charter documents of Platinum and Nasdaq rules, approval of the issuance of shares of Platinum Common Stock pursuant to the Merger requires the affirmative vote of a majority of the total votes cast regarding such proposal. Each stockholder of record of Platinum Common Stock as of the Record Date is entitled to cast one vote per each share of Platinum Common Stock held and each stockholder of record of Platinum Series C Preferred Stock as of the Record Date is entitled to cast ten votes per share, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the stockholders of Platinum at the Platinum Special Meeting.

The presence, in person or by properly executed proxy, of at least the holders of a majority of the outstanding shares of Platinum Common Stock and Platinum Series C Preferred Stock on an as-converted basis entitled to vote at the Platinum Special Meeting shall constitute a quorum. Broker non-votes and shares held by persons abstaining will be counted in determining whether a quorum is present at the Platinum Special Meeting. For the purposes of the foregoing proposal, abstentions are counted as votes cast and accordingly have the same effect as votes against the proposal, whereas broker non-votes are not counted as votes cast and accordingly, once a quorum is present, will have no effect on the proposal.

PROXIES

Each of the persons named in the proxy is an officer of Platinum. All shares of Platinum Common Stock and Platinum Series C Preferred Stock that are entitled to vote and are represented at the Platinum Special Meeting either in person or by properly executed proxies received prior to or at the Platinum Special Meeting and not duly and timely revoked will be voted at the Platinum Special Meeting in accordance with the instructions indicated on such proxies. If no such instructions are indicated, such proxies will be voted for the approval of the issuance of shares of Platinum Common Stock pursuant to the Merger.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. You may revoke your proxy by (i) filing with the Secretary of Platinum at or before the taking of the vote at the Platinum Special Meeting, a written notice of revocation bearing a later date than the proxy; (ii) duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of Platinum before the taking of the vote at the Platinum Special Meeting; or (iii) attending the Platinum Special Meeting and voting in person (although attendance at the Platinum Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to Platinum at 195 Technology Drive, Irvine, California 92618-2402,
Attention: Secretary, or hand-delivered to the Secretary of Platinum, in each case at or before the taking of the vote at the Platinum Special Meeting.

SOLICITATION OF PROXIES; EXPENSES

The cost of the solicitation of Platinum stockholders will be borne by Platinum. In addition, Platinum may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain Platinum directors, officers and regular employees personally or by telephone, telegram letter or facsimile. Such persons will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with such solicitation. In addition, Platinum has retained Georgeson & Company to assist in the solicitation of proxies from brokers, nominees, institutions and individuals at an estimated fee of $7,000, plus reimbursement of reasonable expenses. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and Platinum will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

RECOMMENDATIONS OF THE PLATINUM BOARD

THE PLATINUM BOARD HAS UNANIMOUSLY APPROVED THE REORGANIZATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, PLATINUM AND ITS STOCKHOLDERS. AFTER CAREFUL CONSIDERATION, THE PLATINUM BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE ISSUANCE OF SHARES OF PLATINUM COMMON STOCK PURSUANT TO THE MERGER.

                           DATAWORKS SPECIAL MEETING

DATE, TIME AND PLACE OF DATAWORKS SPECIAL MEETING

The DataWorks Special Meeting will be held at DataWorks' headquarters located at 5910 Pacific Center Boulevard, Suite 300, San Diego, California 92121, on Wednesday, December 23, 1998 at 10:00 a.m. local time.

PURPOSE

The purpose of the DataWorks Special Meeting is to approve and adopt the Reorganization Agreement and to approve the Merger. DataWorks stockholders may also consider and vote upon such other matters as may be properly brought before the DataWorks Special Meeting or any adjournments thereof.

RECORD DATE AND OUTSTANDING SHARES

Only stockholders of record of DataWorks Common Stock as of the Record Date are entitled to notice of, and to vote at, the DataWorks Special Meeting. As of the Record Date, there were approximately 270 stockholders of record holding an aggregate of approximately 14,404,078 shares of DataWorks Common Stock.

On or about November 23, 1998, a notice meeting the requirements of Delaware law is being mailed to all stockholders of record as of the Record Date.

VOTE REQUIRED

Under Delaware law and the charter documents of DataWorks, the affirmative vote of the holders of a majority of the DataWorks Common Stock outstanding as of the Record Date is required to approve and adopt the Reorganization Agreement and approve the Merger. Each stockholder of record of DataWorks Common Stock as of the Record Date will be entitled to cast one vote per each share of DataWorks Common Stock held, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the DataWorks stockholders at the DataWorks Special Meeting.

The presence, in person or by properly executed proxy, of at least a majority of the outstanding shares of DataWorks Common Stock entitled to vote at the DataWorks Special Meeting is necessary to constitute a quorum. For purposes of obtaining the required vote of a majority of the outstanding shares of DataWorks Common Stock for approval and adoption of the Reorganization Agreement and approval of the Merger, the effect of an abstention or a broker non-vote is the same as that of a vote against the proposal.

PROXIES

Each of the persons named in the proxy is an officer of DataWorks. All shares of DataWorks Common Stock that are entitled to vote and are represented at the DataWorks Special Meeting either in person or by properly executed proxies received prior to or at the DataWorks Special Meeting and not duly and timely revoked will be voted at the DataWorks Special Meeting in accordance with the instructions indicated on such proxies. If no such instructions are indicated, such proxies will be voted for the approval and adoption of the Reorganization Agreement and the approval of the Merger.

You may revoke your proxy at any time before it is exercised by filing with the Secretary of DataWorks a written revocation or a later-dated, duly executed proxy to the Secretary of DataWorks, or by attending the meeting and voting in person. Any written notice of revocation or subsequent proxy should be delivered to DataWorks at 5910 Pacific Center Boulevard, Suite 300, San Diego, California 92121, Attention: Secretary, or hand-delivered to the Secretary of DataWorks, in each case at or before the taking of the vote at the DataWorks Special Meeting.

SOLICITATION OF PROXIES; EXPENSES

The costs of solicitation of DataWorks' stockholders will be borne by DataWorks. In addition DataWorks may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain DataWorks directors, officers and regular employees personally or by telephone, telegram letter or facsimile. Such persons will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with such solicitation. In addition, DataWorks has retained Georgeson & Company, an independent proxy solicitation firm, to assist in soliciting proxies at an estimated fee of $7,000 plus reimbursement of reasonable expenses.

RECOMMENDATION OF DATAWORKS BOARD OF DIRECTORS

THE DATAWORKS BOARD HAS UNANIMOUSLY APPROVED THE REORGANIZATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, DATAWORKS AND ITS STOCKHOLDERS. AFTER CAREFUL CONSIDERATION, THE DATAWORKS BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT AND THE APPROVAL OF THE MERGER.

                APPROVAL OF THE MERGER AND RELATED TRANSACTIONS

The following discussion summarizes the proposed Merger and related transactions. The following is not, however, a complete statement of all provisions of the Reorganization Agreement and related agreements. Detailed terms of and conditions to the Merger and certain related transactions are contained in the Reorganization Agreement and the Amendment conformed copies of which are attached to this Joint Proxy Statement/ Prospectus as Appendices A-1 and A-2. Reference is also made to the other Appendices hereto. Statements made in this Joint Proxy Statement/Prospectus with respect to the terms of the Merger and such related transactions are qualified in their respective entireties by reference to the more detailed information set forth in the Reorganization Agreement, the Amendment and the other Appendices hereto.

Additionally, the following discussion contains forward-looking statements and involves risks and uncertainties. Actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors," and "DataWorks Business" as well as those discussed elsewhere in this Joint Proxy Statement/Prospectus. See "Forward-Looking Statements."

JOINT REASONS FOR THE MERGER

The Boards of Directors of Platinum and DataWorks have determined that the Combined Company will have the potential to realize long-term improved operating and financial results and a stronger competitive position in the ERP market, as compared to the two companies individually. Platinum and DataWorks believe that there is a strategic fit among their respective ERP applications products. Platinum and DataWorks believe that as a Combined Company they will be a stronger competitor, will be better able to react to changes in technology and in the marketplace, will be able to cross-sell each other's products, and will have a critical mass of development resources and sales force and professional services resources. There is also a geographic fit as both companies are headquartered in Southern California.

Each of the Platinum Board and DataWorks Board has identified additional potential mutual benefits of the Merger that they believe will contribute to the success of the Combined Company. These potential benefits include principally the following:

     - The Combined Company will be positioned to have a leadership position in providing ERP client/server software and Windows NT-based solutions for the middle-market

     - Combined technological resources will allow the Combined Company to compete more effectively in the middle-market and against larger competitors by providing the Combined Company with enhanced ability to develop new products and greater functionality for existing products

     - The combined experience, financial resources, size and breadth of product offerings and development resources of the Combined Company will allow the Combined Company to respond more quickly and effectively to technological change, increased competition and market demands in an industry experiencing rapid innovation and change

     - The combination of Platinum's ERP, including its distribution, financial accounting and sales force automation, applications and DataWorks' manufacturing solutions expertise will allow the Combined Company to offer a more comprehensive and integrated set of ERP applications to its customers in the middle-market

     - The creation of a larger customer base, a higher market profile and greater financial strength may present greater opportunities for marketing the products and services of the Combined Company

     - The Combined Company will create the opportunity to effectively utilize the skills and resources of the companies' respective management teams

     - The integration of the companies' product lines may enhance the Combined Company's ability to increase market penetration, including by selling DataWorks' products through Platinum's dealer channels

     - The creation of a combined customer service and technical support system may permit the Combined Company to provide more efficient support coverage to its customers

     - The integration of the companies' professional services groups may provide enhanced revenue, including from the cross-selling of Platinum and DataWorks products

Platinum and DataWorks have each identified additional reasons for the Merger. Each Board of Directors has recognized that the potential benefits of the Merger may not be realized. See "Risk Factors."

PLATINUM'S REASONS FOR THE MERGER

In addition to the anticipated joint benefits described above, the Platinum Board believes that the following are additional reasons the Merger will be beneficial to Platinum and for stockholders of Platinum to vote FOR the proposals set forth herein:

     - Given the complementary nature of the product lines of Platinum and DataWorks, the Merger will enhance the opportunity for the potential realization of Platinum's strategic objective of achieving greater scale and presence in the ERP market

     - Combining with DataWorks will provide an opportunity for expanded distribution of Platinum's products to current DataWorks customers

     - The Platinum stockholders will have the opportunity to participate in the potential for growth of the Combined Company after the Merger

In the course of its deliberations during a Platinum Board meeting held on October 8, 1998, the Platinum Board reviewed with Platinum management a number of additional factors relevant to the Merger, including:

     - Historical information concerning Platinum's and DataWorks' respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company with the SEC

     - Platinum management's view as to the financial condition, results of operations and businesses of Platinum and DataWorks before and after giving effect to the Merger based on management due diligence and publicly available earnings estimates

     - Current financial market conditions and historical market prices, volatility and trading information with respect to Platinum Common Stock and DataWorks Common Stock

     - The consideration to be received by DataWorks stockholders in the Merger and the market value of the Platinum Common Stock to be issued in exchange for each share of DataWorks Common Stock and a comparison of comparable merger transactions

     - The belief that the terms of the Reorganization Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable

     - Platinum management's view as to the prospects of Platinum as an independent company

     - Platinum management's view as to the potential for other third parties to enter into strategic relationships with or to acquire DataWorks

     - Detailed financial analysis and pro forma and other information with respect to the companies presented by Broadview in a Board presentation, including Broadview's opinion that the consideration to be paid pursuant to the Reorganization Agreement was fair from a financial point of view to Platinum's stockholders (copies of Broadview's opinions rendered to the Platinum Board are attached as Appendix F-1 and Appendix F-2 hereto, and stockholders are urged to carefully review these opinions)

     -  The impact of the Merger on Platinum's customers and employees

     - Reports from management, legal and financial advisors as to the results of their due diligence investigation of DataWorks

The Platinum Board also considered the terms of the proposed Reorganization Agreement regarding DataWorks' rights to consider and negotiate other acquisition proposals in certain circumstances, as well as the possible effects of the provisions regarding termination fees. In addition, the Platinum Board considered the accounting treatment of the Merger as either a purchase or a pooling of interests, and the effects of goodwill on the books of the Combined Company in the event the Merger were accounted for as a purchase.

The Platinum Board also identified and considered a variety of potentially negative factors in its deliberations concerning the Merger, including, but not limited to:

     - The risk that the potential benefits sought in the Merger might not be fully realized

     - The possibility that the Merger might not be consummated and the effect of public announcement of the Merger on (a) Platinum's sales and operating results, (b) Platinum's ability to attract and retain key management, marketing and technical personnel and (c) the progress of certain development projects

     - The potential dilutive effect of the issuance of Platinum Common Stock by virtue of the Merger

     - The substantial charges to be incurred, primarily in the quarter ending December 31, 1998, in connection with the Merger, including costs of integrating the businesses and transaction expenses arising from the Merger

     - The risk that despite the efforts of the Combined Company, key technical and management personnel might not remain employed by the Combined Company

     - The possibility that DataWorks will generate lower than expected revenue on account of the Avante product transition

     - The difficulty of managing separate operations at different geographic locations

     - The other risks described under "Risk Factors" herein. The Platinum Board believed that these risks were outweighed by the potential benefits of the Merger

The foregoing discussion is not exhaustive of all factors considered by the Platinum Board. Each member of the Platinum Board may have considered different factors, and the Platinum Board did not quantify or otherwise assign relative weights to factors considered.

DATAWORKS' REASONS FOR THE MERGER

In addition to the anticipated joint benefits described above, the DataWorks Board believes that the following are additional reasons the Merger will be beneficial to DataWorks and for stockholders of DataWorks to vote FOR the proposals set forth herein:

     - Combining with Platinum will provide an opportunity for expanded distribution of DataWorks' products to current Platinum customers

     - Combining with Platinum will provide DataWorks with the benefit of the operations expertise of Platinum's management

     - The DataWorks stockholders will have the opportunity to participate in the potential for growth of the Combined Company after the Merger

     - The DataWorks stockholders will benefit from the increased liquidity of their investment in the Combined Company and the greater market capitalization of the Combined Company

In the course of its deliberations during DataWorks Board meetings held on October 12, 1998, and October 13, 1998, the DataWorks Board reviewed with DataWorks management a number of additional factors relevant to the Merger, including:

     - Historical information concerning Platinum's and DataWorks' respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company with the SEC

     - DataWorks management's view as to the financial condition, results of operations and businesses of Platinum and DataWorks before and after giving effect to the Merger based on management due diligence and publicly available earnings estimates

     - Current financial market conditions and historical market prices, volatility and trading information with respect to Platinum Common Stock and DataWorks Common Stock

     - The consideration to be received by DataWorks stockholders in the Merger and the relationship between the market value of the Platinum Common Stock to be issued in exchange for each share of DataWorks Common Stock and a comparison of comparable merger transactions

     - The belief that the terms of the Reorganization Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable

     - DataWorks management's view as to the prospects of DataWorks as an independent company

     - DataWorks management's view as to the potential for other third parties to enter into strategic relationships with or to acquire DataWorks

     - Detailed financial analysis and pro forma and other information with respect to the companies presented by SoundView in a Board presentation, including SoundView's opinion that the Exchange Ratio pursuant to the Reorganization Agreement is fair from a financial point of view to the stockholders of DataWorks (a copy of the opinions rendered by SoundView to the DataWorks Board are attached as Appendix E-1 and Appendix E-2 hereto, and stockholders are urged to carefully review these opinions)

     - The impact of the Merger on DataWorks' customers and employees

     - Reports from management, legal and financial advisors as to the results of their due diligence investigation of Platinum

The DataWorks Board also considered the terms of the proposed Reorganization Agreement regarding DataWorks' respective rights to consider and negotiate other acquisition proposals in certain circumstances, as well as the possible effects of the provisions regarding the termination fees. The DataWorks Board also considered the premium to be paid to DataWorks stockholders relative to recent stock prices of Platinum and DataWorks, and the desired tax-free nature of the Merger to DataWorks stockholders. In addition, the DataWorks Board considered the accounting treatment of the Merger as either a purchase or a pooling of interests. The DataWorks Board also considered various alternatives to the Merger, including remaining as an independent company.

The DataWorks Board also identified and considered a variety of potentially negative factors in its deliberations concerning the Merger, including, but not limited to:

     - The risk that the potential benefits sought in the Merger might not be fully realized

     - The possibility that the Merger might not be consummated and the effect of public announcement of the Merger on (a) DataWorks' sales and operating results, (b) DataWorks' ability to attract and retain key management, marketing and technical personnel and (c) progress of certain development projects

     - The potential dilutive effect of the issuance of Platinum Common Stock in the Merger

     - The substantial charges to be incurred, primarily in the quarter ending December 31, 1998, in connection with the Merger, including costs of integrating the businesses and transaction expenses arising from the Merger

     - The risk that despite the efforts of the Combined Company, key technical and management personnel might not remain employed by the Combined Company

     - The difficulty of managing separate operations at different geographic locations

     - The other risks described under "Risk Factors" herein. The DataWorks Board believed that these risks were outweighed by the potential benefits of the Merger

The foregoing discussion is not exhaustive of all factors considered by the DataWorks Board. Each member of the DataWorks Board may have considered different factors, and the DataWorks Board did not quantify or otherwise assign relative weights to factors considered.

MATERIAL CONTACTS AND BOARD DELIBERATIONS

During the week of August 17, 1998, a member of the DataWorks Board contacted L. George Klaus, President and Chief Executive Officer of Platinum, to inquire as to his interest in a strategic transaction between Platinum and DataWorks. Mr. Klaus invited further discussion.

Mr. Klaus and Stuart W. Clifton, Chairman of the DataWorks Board and President and Chief Executive Officer of DataWorks, met on August 28, 1998 and discussed Platinum and DataWorks and a possible transaction between the two companies. During the following week, Mr. Clifton and Mr. Klaus continued their discussions by telephone.

Mr. Klaus and Mr. Clifton met again on September 4, 1998, and discussed Platinum and DataWorks, including key employees and the general strengths and weaknesses of the companies. After the meeting, Mr. Klaus and Mr. Clifton continued to speak by telephone.

At a special meeting of the DataWorks Board on September 8, 1998, also attended by, among others, Bradley J. Thies, General Counsel of DataWorks, and representatives of Cooley Godward LLP ("Cooley Godward"), outside counsel to DataWorks, Mr. Clifton provided the DataWorks Board with a brief overview of Platinum, including descriptions of Platinum's products, markets, history and recent acquisitions. Mr. Clifton also discussed Platinum's financial results for its fiscal year ended June 30, 1998 and the potential benefits and risks of a strategic combination of Platinum and DataWorks. At that meeting, the DataWorks Board discussed a possible combination of DataWorks and Platinum, including the potential terms theretofore discussed between the companies' management teams and a tentative schedule under which such a transaction would occur. Following such discussion, the DataWorks Board authorized management to proceed with discussions with Platinum and to investigate further the possibility of a transaction with Platinum.

On September 14, 1998, Mr. Klaus and Mr. Clifton met, with their respective outside legal counsel, at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Platinum ("Wilson Sonsini.") At this meeting, Mr. Klaus and Mr. Clifton discussed terms for a proposed acquisition of DataWorks by Platinum.

Mr. Klaus and Mr. Clifton and their respective legal counsel continued to discuss terms for the proposed transaction throughout the week of September 14, 1998.

To facilitate discussions, on September 17, 1998, Platinum and DataWorks entered into a mutual non-disclosure agreement under which each agreed to maintain the confidentiality of the other party's confidential information.

A telephone conference call between Mr. Klaus and Mr. Clifton scheduled for September 18, 1998, to discuss the terms of the proposed transaction was canceled pending further assessment of the proposed transaction by the DataWorks Board.

On September 21, 1998, following discussions with members of the DataWorks Board, Mr. Clifton contacted Mr. Klaus to indicate that DataWorks remained interested in a possible transaction.

Also on September 21, 1998, Platinum retained Broadview as a financial advisor with respect to the proposed Merger.

The Platinum Board met by telephone conference call on September 22, 1998, and senior management reviewed with the Platinum Board the initial informal discussions between senior management of the two companies concerning a possible strategic business combination.

At a special meeting of the DataWorks Board on September 22, 1998, the DataWorks Board continued to discuss the potential benefits and risks of a strategic combination of Platinum and DataWorks. In addition, Joel Reed of Batchelder & Partners, Inc., a regular financial advisor to DataWorks ("Batchelder"), gave a presentation to the DataWorks Board regarding Platinum, including certain financial information. Mr. Clifton also presented information to the DataWorks Board regarding Platinum.

On September 23, 1998, Mr. Klaus, and William Peiser, Platinum's Executive Vice President of Product Operations and Marketing, along with Platinum's financial advisors, met with management of DataWorks, at DataWorks' offices, to conduct due diligence of DataWorks.

Mr. Clifton, Paul Batten, DataWorks' Senior Vice President and General Manager of the DataWorks ERP Group, John Hiraoka, DataWorks' Vice President of the Enterprise Systems Group, along with Mr. Reed of Batchelder, met with Platinum's management, at Platinum's offices, on September 24, 1998 to conduct a due diligence review of Platinum.

On September 30, 1998, Mr. Klaus and Mr. Clifton and representatives of Platinum's financial advisors met, with DataWorks' financial advisor participating via telephone, and discussed the terms of the Merger.

On October 2, 1998, Platinum provided to DataWorks a draft of the Reorganization Agreement and counsel to Platinum and counsel to DataWorks commenced discussions regarding the proposed structure and other principal terms of the Reorganization Agreement and other related documents, including the Exchange Ratio, the termination rights relating to the Reorganization Agreement, the conditions upon which any breakup fees would be payable and the amount of such fees, the representations, warranties and covenants to be made, and the terms of related transactions.

On October 5, 1998, DataWorks retained SoundView as special financial advisor to DataWorks to render a fairness opinion with respect to the proposed Merger.

On October 5, 1998, Paul Mazzarella, Platinum's Vice President and Corporate Controller, and Nancy Orr, Platinum's Vice President of Human Resources and Administration, along with representatives of the mergers and acquisitions department of Ernst & Young LLP, Platinum's accountants, met with Rick E. Russo, DataWorks' Vice President of Finance, Thomas Bates, DataWorks' Vice President of Administration, and Norman R. Farquhar, DataWorks' Executive Vice President and Chief Financial Officer, at DataWorks' offices to conduct a financial due diligence review of DataWorks.

On October 6, 1998, Platinum's financial advisors made a presentation to the senior management of Platinum concerning financial due diligence and a preliminary review of the fairness of a possible transaction.

On October 7, 1998, Mr. Farquhar and Doug Langston, DataWorks' Treasurer, along with Mr. Reed and representatives of both companies' financial due diligence teams, met with Mr. Klaus, Mr. Mazzarella and Ken Lally, Platinum's Executive Vice President of Field and Customer Operations, at Platinum's offices to conduct a financial due diligence review of Platinum.

SoundView also conducted its own due diligence review of Platinum on October 7, 1998, at Platinum's offices, including interviews with Platinum's senior management.

Between September 17, 1998, and October 13, 1998, Platinum's legal advisors conducted due diligence reviews of DataWorks' and DataWorks' legal advisors conducted due diligence reviews of Platinum. Also between these dates, Platinum's financial advisor continued its financial due diligence review of DataWorks and DataWorks' financial advisors continued their financial due diligence reviews of Platinum.

At an October 8, 1998 meeting of the Platinum Board, Platinum's senior management and legal and financial advisors discussed the status of discussions concerning the proposed transaction, the results of the due diligence evaluation of DataWorks, and the principal terms of the Reorganization Agreement and related documents. Platinum's financial advisor reviewed, among other things, the strategic rationale for, and certain financial analyses relating to, the proposed Merger, and delivered to the Platinum Board its written opinion regarding the fairness to Platinum's stockholders from a financial point of view of the Exchange Ratio. See "-- Opinions of Platinum's Financial Advisor." Platinum's legal counsel discussed the Board's fiduciary duties in considering a strategic business combination and strategic alternatives and reviewed for the Platinum Board the principal terms of the Reorganization Agreement and certain ancillary agreements thereto. Following discussion, the Platinum Board approved the Reorganization Agreement and transactions and agreements related thereto, subject to management's successful negotiation of certain remaining points.

On October 12, 1998, the DataWorks Board held a special meeting to consider the principal terms of the Reorganization Agreement, the Merger and related arrangements. Representatives from Cooley Godward, SoundView and Batchelder attended the meeting. The DataWorks Board discussed in detail the terms of the proposed transaction, but did not take any formal action with respect to the Merger, the Reorganization Agreement or related matters at that time.

Prior to a special meeting of the DataWorks Board held on October 13, 1998, the DataWorks Board was provided with a written report from SoundView relating to the transaction and its potential consequences. At the October 13, 1998 meeting, the DataWorks Board received an oral report from SoundView regarding the proposed transactions, including its opinion that the Exchange Ratio was fair, from a financial point of view, to the DataWorks stockholders. Upon further discussion among the directors, the DataWorks Board unanimously (i) determined that the terms of the Reorganization

Agreement and the transactions contemplated thereby were fair to, and in the best interests of, DataWorks and its stockholders, (ii) approved the Reorganization Agreement, the Merger and all related arrangements contemplated thereby, and (iii) resolved to recommend that the DataWorks stockholders vote for the approval of the Reorganization Agreement and the Merger at a special meeting of the DataWorks stockholders to be held for such purpose. Following the meeting, SoundView delivered to DataWorks its written opinion that the Exchange Ratio was fair, from a financial point of view, to the DataWorks stockholders.

On October 13, 1998, following final approval by the DataWorks Board, the Reorganization Agreement was executed by both companies, each of the members of the Board of Directors of each of Platinum and DataWorks and certain officers of each of Platinum and DataWorks executed, as appropriate, the Platinum Voting Agreement, the DataWorks Voting Agreement, the Platinum Affiliate Agreement, and the DataWorks Affiliate Agreement, and Platinum and DataWorks issued a joint press release announcing the Merger.

Another special meeting of the DataWorks Board was held on October 22, 1998 to review the terms of the Reorganization Agreement, the Merger and related arrangements, and to discuss a proposed amendment to the Reorganization Agreement to permit certain actions by the parties which would cause the Merger to be accounted for as a purchase, rather than a pooling of interests. Representatives from Cooley Godward, SoundView and Batchelder attended the meeting. At the meeting, DataWorks' management gave a presentation regarding the accounting treatment of the Merger. In addition, the DataWorks Board received a report from SoundView regarding its fairness opinion delivered on October 13, 1998, and SoundView's conclusion that its opinion as to the fairness of the Exchange Ratio would not change as a result of the proposed amendment. Following discussion, the DataWorks Board approved the proposed amendment of the Reorganization Agreement, subject to receipt of a written update of SoundView's fairness opinion to DataWorks. See "-- Opinions of DataWorks' Financial Advisor."

On October 28, SoundView delivered a written update of its fairness opinion to DataWorks.

On October 29, 1998, the Platinum Board held a meeting to discuss an amendment to the Reorganization Agreement to permit certain actions by Platinum and DataWorks which would cause the Merger to be accounted for as a purchase, rather than a pooling of interests. Representatives of Wilson Sonsini and Broadview attended this meeting. At the meeting, Broadview gave the Platinum Board its revised written opinion, taking into consideration the proposed amendment of the Reorganization Agreement, regarding the fairness to Platinum's stockholders from a financial point of view of the Exchange Ratio. See "-- Opinions of Platinum's Financial Advisor." Following discussion, the Platinum Board approved the proposed amendment of the Reorganization Agreement.

On October 30, 1998, Platinum and DataWorks executed Amendment No. 1 to the Reorganization Agreement (the "Amendment") and a Limited Waiver of the Platinum Affiliate Agreements and DataWorks Affiliate Agreements. This waiver canceled the Platinum Affiliate Agreements in their entirety and the sections of the DataWorks Affiliate Agreements designed to preserve Platinum's ability to account for the Merger as a pooling of interests. Copies of the Amendment No. 1 and Limited Waiver are filed as

Appendix A-2 to this Joint Proxy Statement/Prospectus and are incorporated herein by reference.

OPINIONS OF PLATINUM'S FINANCIAL ADVISOR

Platinum engaged Broadview to act as its financial advisor and requested that Broadview render an opinion regarding the fairness, from a financial point of view, to Platinum's shareholders, of the Exchange Ratio. At the meeting of the Platinum Board on Thursday, October 8, 1998, Broadview rendered its written opinion (the "October 8 Broadview Opinion") that, as of October 8, 1998, based upon and subject to the various factors and assumptions set forth in the October 8 Broadview Opinion, the Exchange Ratio was fair, from a financial point of view, to the Platinum shareholders. The Exchange Ratio was determined pursuant to negotiations between Platinum and DataWorks and not pursuant to recommendations of Broadview.

October 8 Broadview Opinion. The text of the October 8 Broadview Opinion, which sets forth assumptions made, matters considered, and limitations on the review undertaken, is attached as Appendix F-1 to this Proxy Statement/Prospectus. Broadview will receive a fee from Platinum contingent upon successful conclusion of the Merger. Pursuant to the terms of an engagement letter between Platinum and Broadview, Platinum agreed to pay Broadview a fee upon the consummation of a transaction calculated as 0.5% of the consideration. A fee of $150,000 paid in connection with the delivery of the October 8 Broadview Opinion will be credited against such amount. The summary of the October 8 Broadview Opinion set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

In rendering its opinion, Broadview, among other actions: (i) reviewed the terms of the Reorganization Agreement and the associated schedules thereto in the form of the draft dated October 7, 1998 furnished to Broadview by counsel to Platinum on October 7, 1998; (ii) reviewed DataWorks' Form 10-K for its fiscal years ended December 31, 1996 and 1997, including the audited financial statements included therein, and DataWorks' Form 10-Q for the three months ended June 30, 1998, including the unaudited financial statements included therein; (iii) reviewed quarterly financial projections for DataWorks for its fiscal years ending December 31, 1998 and 1999 prepared and provided to Broadview by Platinum management in consultation with DataWorks management; (iv) participated in discussions with DataWorks management concerning the operations, business strategy, financial performance and prospects for DataWorks; (v) discussed with DataWorks management its view of the strategic rationale for the Merger; (vi) reviewed the reported closing prices and trading activity for DataWorks Common Stock; (vii) compared certain aspects of the financial performance of DataWorks with public companies Broadview deemed comparable; (viii) analyzed available information, both public and private, concerning other mergers and acquisitions Broadview believed to be comparable in whole or in part to the Merger; (ix) reviewed Platinum's annual report and Form 10-K for its fiscal years ended June 30, 1997 and 1998, including the audited financial statements included therein;
(x) participated in discussions with Platinum management concerning the operations, business strategy, financial performance and prospects for Platinum;
(xi) discussed with Platinum management its view of the strategic rationale for the Merger; (xii) reviewed the reported closing prices and trading activity for Platinum Common Stock; (xiii) compared certain aspects of the financial performance of Platinum with public companies Broadview deemed comparable; (xiv) considered the total number of shares of Platinum Common Stock outstanding and the average weekly trading volume of Platinum Common Stock; (xv) reviewed recent equity analyst reports covering DataWorks and Platinum; (xvi) analyzed the anticipated effect of the Merger on the future financial performance of the Combined Company;
(xvii) assisted in negotiations and discussions related to the Merger among Platinum, DataWorks and their financial and legal advisors; and (xviii) conducted other financial studies, analyses and investigations as Broadview deemed appropriate for purposes of this opinion.

In rendering the October 8 Broadview Opinion, Broadview relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Reorganization Agreement) that was publicly available or furnished by Platinum, DataWorks, or DataWorks' financial advisor. Broadview assumed that the Reorganization Agreement will be executed according to the provisions defined therein. Broadview assumed that those projections prepared by Platinum in consultation with DataWorks and provided by Platinum were reasonably prepared and reflected the best available estimates and good faith judgments of the managements of Platinum and DataWorks as to the future performance of DataWorks. Broadview did not make or obtain an independent appraisal or valuation of any of Dataworks' assets. With regard to any analyses relating to valuations of comparable public companies, the share prices used were for the close of trading on October 7, 1998, the last trading day before the Platinum Board met to give final consideration to the proposed Merger.

The following is a summary explanation of the various sources of information and valuation methodologies employed by Broadview in conjunction with rendering the October 8 Broadview Opinion regarding the proposed Merger.

Public Company Comparables Analysis. Total Market Capitalization/Revenue ("TMC/R") and Price/Earnings ("P/E") multiples indicate the value public markets place on companies in a particular market segment. A handful of companies are comparable to DataWorks based on business model, market focus and products offered. Broadview reviewed 14 public company comparables in the Enterprise Resource Planning (ERP) software industry, whose primary customers consist of middle-market (defined by Broadview to be $10 million to $500 million in annual revenues) businesses, from a financial point of view including each company's:
Trailing Twelve Month ("TTM") Revenue; TTM Revenue Growth; TTM Pretax Margin; Equity Market Capitalization; Net Cash Position; TTM P/E ratio; Price/Projected Calendar Year 1999 EPS ratio ("Projected 1999 P/E"); TTM TMC/R ratio; and TMC/Projected Calendar 1999 Year Revenue ratio ("Projected 1999 TMC/R"). The public company comparables were selected from the Broadview Barometer, a proprietary database of publicly-traded Information Technology ("IT") companies maintained by Broadview and broken down by industry segment. In order of descending TTM TMC/R, the public company comparables consist of: (i) Deltek Systems, Inc.; (ii) Great Plains Software, Inc.; (iii) Ultimate Software Group, Inc.; (iv) Datastream Systems, Inc.; (v) Best Software, Inc.; (vi) MAPICS, Inc.;
(vii) Platinum Software Corp.; (viii) Symix Systems, Inc.; (ix) Made2Manage Systems, Inc.; (x) FlexiInternational Software, Inc.; (xi) Project Software and Development, Inc.; (xii) Fourth Shift Corp.; (xiii) QAD, Inc.; and (xiv) Clarus Corp. These comparables have a TTM P/E ratio range of 9.4 to 49.0 with a median of 20.5; Projected 1999 P/E ratio range of 5.6 to 36.7 with a median of 13.3; TTM

TMC/R ratio range of 0.2 to 4.1 with a median of 1.5; Projected 1999 TMC/R ratio range of 0.1 to 2.9 with a median of 1.0.

The per share valuation range implied by the TTM P/E multiples is $7.55 to $39.52 with a median implied value of $16.57. The per share valuation range implied by the Forward 1999 P/E multiples is $3.23 to $21.31 with a median implied value of $7.72. The per share valuation range implied by the TTM TMC/R multiples is $4.54 to $49.74 with a median implied value of $19.88. The per share valuation range implied by Forward 1999 the TMC/R multiples is $3.76 to $40.62 with a median implied value of $16.29.

Evaluation of Platinum Equity. Broadview compared selected valuation multiples for public companies deemed comparable to Platinum based upon business model, market focus and product offering, with the multiples implied by Platinum's October 7, 1998 share price of $7 11/16, and its current and projected performance. Broadview reviewed 14 public companies in the ERP software industry, whose primary customers consist of middle-market (defined by Broadview to be $10 million to $500 million in annual revenues) businesses, from a financial point of view. In order of descending TTM TMC/R, the public company comparables consist of: (i) Deltek Systems, Inc.; (ii) Great Plains Software, Inc.; (iii) Ultimate Software Group, Inc.; (iv) Datastream Systems, Inc.; (v) Best Software, Inc.; (vi) MAPICS, Inc.; (vii) Symix Systems, Inc.; (viii) Made2Manage Systems, Inc.; (ix) FlexiInternational Software, Inc.; (x) Project Software and Development, Inc.; (xi) Fourth Shift Corp.; (xii) QAD, Inc.; (xiii) Clarus Corp.; and (xiv) DataWorks.

Transaction Comparables Analysis. Valuation statistics from transaction comparables indicate the Adjusted Price/Revenue ("P/R") and Equity Price/Pretax Income ("Price/ Pretax") multiples acquirers have paid for comparable companies in a particular market segment. Broadview reviewed 18 comparable merger and acquisition ("M&A") transactions from January 1, 1997 through October 7, 1998 involving sellers in the industrial enterprise application software industry with revenues greater than $10 million. Transactions were selected from Broadview's proprietary database of published and confidential M&A transactions in the IT industry. In order of descending P/R multiple, the transactions used are the acquisition of: (i) Chesapeake Decision Sciences, Inc. by Aspen Technology, Inc.; (ii) Intertrans Logistics Solutions by i2 Technologies, Inc.;
(iii) Aurum Software, Inc. by Baan Co. NV; (iv) Confidential; (v) TSW International, Inc. by Indus Group, Inc.; (vi) Innovative Tech Systems, Inc. by Peregrine Systems, Inc.; (vii) Scopus Technology, Inc. by Siebel Systems, Inc.;
(viii) Wonderware Corp. by Siebe Plc; (ix) State of the Art, Inc. by Sage Group Plc; (x) Hyprotech Ltd. by AEA Technology Plc; (xi) Intrepid Systems, Inc. by PeopleSoft, Inc.; (xii) Confidential; (xiii) Simulation Sciences, Inc. by Siebe Plc; (xiv) KHK Software AG by Sage Group Plc; (xv) Datalogix International, Inc. by Oracle Systems Corp.; (xvi) Coda Group Plc by Baan Co. NV; (xvii) Interactive Group, Inc. by DataWorks Corp.; and (xviii) Dun & Bradstreet Software (subsidiary of Dun & Bradstreet Corp.) by GEAC Computer Corp. Ltd. The P/ R multiples of the 18 transactions range from 0.6 to 7.9 with a median of 3.1. The Price/ Pretax multiples of the 18 transactions range from 10.5 to 72.1 with a median of 39.8.

The per share valuation range implied by the P/R multiples is $9.48 to $93.55 with a median implied value of $37.75. The per share valuation range implied by the Price/Pretax multiples is $13.45 to $92.54 with a median implied value of $51.15.

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

Transaction Premiums Paid Analysis. Premiums paid in comparable public seller transactions indicate the amount of consideration acquirers are willing to pay above the seller's equity market capitalization. In this analysis, the value of consideration paid in transactions involving stock is computed using the buyer's stock price immediately prior to announcement (the most recent closing price as quoted on the appropriate exchange), while the seller's equity market capitalization is measured one day prior and twenty trading days prior to announcement. Broadview reviewed 29 comparable M&A transactions involving North American software vendors from January 1, 1997 to October 7, 1998 with total consideration between $50 million and $250 million. Transactions were selected from Broadview's proprietary database of published and confidential M&A transactions in the IT industry. In order of descending premium paid to seller's equity market capitalization 20 trading days prior to the date announcement, the software transactions used were the acquisition of: (i) Cybermedia, Inc. by Network Associates, Inc.; (ii) TeleBackup Systems, Inc. by VERITAS Software Corp.; (iii) National Health Enhancement Systems, Inc. by HBO & Co.; (iv) Visigenic Software, Inc. by Borland International, Inc.; (v) Technology Modeling Associates, Inc. by Avant! Corp.; (vi) Interactive Group by DataWorks; (vii) Quickturn Design Systems, Inc. by Mentor Graphics Corp.; (viii) Logic Works, Inc. by PLATINUM technology, inc.; (ix) Award Software International, Inc. by Phoenix Technologies Ltd.; (x) Kurzweil Applied Intelligence, Inc. by Lernout & Hauspie Speech Products NV; (xi) Software Artistry, Inc. by Tivoli Systems (IBM Corp.); (xii) Walsh International, Inc. by Cognizant Corp.; (xiii) The ForeFront Group by CBT Group Plc; (xiv) Amisys Managed Care Systems, Inc. by HBO & Co.;
(xv) Globalink, Inc. by Lernout & Haupie Speech Products NV; (xvi) Maxis, Inc. by Electronic Arts, Inc.; (xvii) Learmonth & Burchett Management Systems, Inc. by PLATINUM technology, inc.; (xviii) PHAMIS, Inc. by IDX Systems Corp.; (xix) IQ Software Corp. by Information Advantage Software, Inc.; (xx) Andyne Computing Ltd. by Hummingbird Communications Ltd.; (xxi) Innovative Tech Systems, Inc. by Peregrine Systems, Inc.; (xxii) Unison Software Corp. by Tivoli Systems (IBM Corp.); (xxiii) Premenos Corp. by Harbinger Corp.; (xxiv) Enterprise Systems, Inc. by HBO & Co.; (xxv) Simulation Sciences, Inc. by Siebe Plc; (xxvi) XcelleNet, Inc. by Sterling Commerce, Inc.; (xxvii) Fractal Design Corp. by MetaTools, Inc.; (xxviii) Orcad Inc. by Summit Design, Inc.; and (xxix) FTP Software, Inc. by NetManage, Inc. Based upon Broadview's analysis of premiums paid in comparable software transactions, Broadview found that premiums or (discounts) paid to the sellers' equity market capitalizations 20 trading days prior to the date of announcement ranged from (24.0%) to 120.3% with a median of 40.0%. The premiums or (discounts) paid to the sellers' equity market capitalization one trading day prior to the date of announcement ranged from (8.8%) to 87.4% with a median of 20.9%.

The per share valuation range implied by the premiums paid to the share price 20 trading days prior to announcement is $3.28 to $9.49 with a median implied value of $6.04. The per share valuation range implied by the premiums paid to the share price one trading day prior to announcement is $3.65 to $7.50 with a median implied value of $4.84.

Relative Contribution Analysis. A relative contribution analysis measures each of the merging companies' contributions to items such as Revenue and Net Income on a percentage basis. Broadview examined the relative contributions during the TTM ended June 30, 1998 and Projected Calendar Year 1999 based upon projections for Platinum and DataWorks prepared by Platinum management with consultation from DataWorks management, for each of the following operating metrics: (i) Revenue; (ii) Operating Income; (iii) Pretax Income; (iv) Net Income; and (v) Working Capital.

DataWorks' relative contribution for Revenue for the TTM ended June 30, 1998 and Projected Calendar Year 1999 is 62.8% and 56.9%, respectively. DataWorks' relative contribution for Operating Income for the TTM ended June 30, 1998 and Projected Calendar Year 1999 is 59.9% and 26.2%, respectively. DataWorks' relative contribution for Pretax Income for the TTM ended June 30, 1998 and Projected Calendar Year 1999 is 58.2% and 27.5%, respectively. DataWorks' relative contribution for Net Income for the TTM ended June 30, 1998 and Projected Calendar Year 1999 is 46.7% and 19.3%, respectively. DataWorks' relative contribution for Working Capital for the TTM ended June 30, 1998 is 74.7%.

Relative Ownership Analysis. A relative ownership analysis measures each of the merging companies' relative equity ownership and relative entity values (net of cash). At the exchange ratio defined in the Reorganization Agreement of 0.794, the implied equity ownership is 27.7% for DataWorks and 72.3% for Platinum, while the implied entity ownership is 19.1% for DataWorks and 80.9% for Platinum. (Entity ownership is calculated by taking equity market cap, subtracting cash and adding debt.)

Exchange Ratio Analysis. Broadview considered the relative value public equity markets have placed on DataWorks and Platinum Common Stock from October 3, 1997 through October 7, 1998. For comparative purposes, the implied historical exchange ratio was examined in contrast to the Exchange Ratio defined in the Reorganization Agreement. Based on this analysis, the historical exchange ratio has ranged from 0.26 to 2.46 from October 3, 1997 to October 7, 1998. The average historical exchange ratio for the year ending October 7, 1998 is 1.20.

Stock Performance Analysis. For comparative purposes, Broadview examined the trading history of: (i) DataWorks Common Stock from October 3, 1997 through October 7, 1998; and (ii) an index of the public company comparables vs. DataWorks and the S&P 500 from October 3, 1997 through October 7, 1998.

Stock Performance Analysis. For comparative purposes, Broadview examined the trading history of: (i) Platinum Common Stock from October 3, 1997 through October 7, 1998; and (ii) an index of the public company comparables vs. Platinum and the S&P 500 from October 3, 1997 through October 7, 1998.

Pro Forma Combination Analyses. A pro forma merger analysis calculates the EPS accretion or dilution of the pro forma combined entity taking into consideration various financial effects which will result from a consummation of the merger. This analysis relies upon certain financial and operating assumptions provided by equity research analysts, publicly available data about Platinum, and management's projections for DataWorks. Broadview examined a pooling scenario under the assumptions given to Broadview by DataWorks and Platinum management. Under this scenario, cost savings were achieved through the reduction of approximately 5% of the combined entity's current workforce. Based on this scenario and management projections for Platinum and DataWorks, the pro forma pooling model indicates EPS accretion of 13.3%, excluding acquisition expenses, for the fiscal year ending December 31, 1999.

Broadview also examined a pooling scenario under the assumption that no opportunities for cost savings or revenue enhancements exist. Based on this scenario and management

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projections for Platinum and DataWorks, the pro forma pooling model indicates
EPS dilution of (0.2%), excluding acquisition expenses, for the fiscal year ending December 31, 1999.

Consideration of the Discounted Cash Flow Valuation Methodology. While discounted cash flow is a commonly used valuation methodology, Broadview did not employ such an analysis for the purposes of this opinion. Discounted cash flow analysis is most appropriate for companies which exhibit relatively steady or somewhat predictable streams of future cash flow. Given the uncertainty in estimating both the future cash flows and a sustainable long-term growth rate for the Company, Broadview considered a discounted cash flow analysis inappropriate for valuing DataWorks.

October 29 Broadview Opinion. In contemplation of the Amendment to the Reorganization Agreement, Platinum requested that Broadview render an opinion regarding the fairness, from a financial point of view, to Platinum's shareholders, of the Exchange Ratio. At the meeting of the Platinum Board on Thursday, October 29, 1998, Broadview rendered its written opinion (the "October 29 Broadview Opinion") that, as of October 29, 1998, based upon and subject to the various factors and assumptions set forth in the October 29 Broadview Opinion, the Exchange Ratio was fair, from a financial point of view, to the Platinum shareholders. The Exchange Ratio was determined pursuant to negotiations between Platinum and DataWorks and not pursuant to recommendations of Broadview.

The text of the October 29 Broadview Opinion, which sets forth assumptions made, matters considered, and limitations on the review undertaken, is attached as Appendix F-2 to this Proxy Statement/Prospectus. The summary of the October 29 Broadview Opinion set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

In rendering its opinion, Broadview, in addition to the actions performed in conjunction with the October 8 Broadview Opinion and among other actions: (i) reviewed the terms of the executed Reorganization Agreement and the associated exhibits dated October 13, 1998; (ii) reviewed the terms of the Amendment to the Reorganization Agreement in the form of a draft dated October 26, 1998 furnished to Broadview by counsel to Platinum on October 26, 1998 which contained no material differences from the definitive Amendment to the Reorganization Agreement; (iii) reviewed the press release issued by DataWorks dated October 22, 1998 with respect to DataWorks' financial performance for the three months ended September 30, 1998; and (iv) reviewed the press release issued by Platinum dated October 27, 1998 with respect to Platinum's financial performance for the three months ended September 30, 1998.

In rendering the October 29 Broadview Opinion, Broadview relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Reorganization Agreement) that was publicly available or furnished by Platinum, DataWorks, or DataWorks' financial advisor. Broadview assumed that the Reorganization Agreement and the Amendment to the Reorganization Agreement will be executed according to the provisions defined therein. Broadview assumed that those projections prepared by Platinum in consultation with DataWorks and provided by Platinum were reasonably prepared and reflected the best available estimates and good faith judgments of the managements of Platinum and DataWorks as to the future performance of DataWorks. Broadview did not make or obtain an independent appraisal or valuation of any of

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

DataWorks' assets. With regard to any analyses relating to valuations of comparable public companies, the share prices used were for the close of trading on October 28, 1998, the last trading day before the Platinum Board met to give final consideration to the Amendment to the Reorganization Agreement.

The following is a summary explanation of the various sources of information and valuation methodologies employed by Broadview in conjunction with rendering the October 29 Broadview Opinion regarding the proposed Merger.

Public Company Comparables Analysis. Total Market Capitalization/Revenue ("TMC/ R") and Price/Earnings ("P/E") multiples indicate the value public markets place on companies in a particular market segment. A handful of companies are comparable to DataWorks based on business model, market focus and products offered. Broadview reviewed 14 public company comparables in the Enterprise Resource Planning (ERP) software industry, whose primary customers consist of middle-market (defined by Broadview to be $10 million to $500 million in annual revenues) businesses, from a financial point of view including each company's:
Trailing Twelve Month ("TTM") Revenue; TTM Revenue Growth; TTM Pretax Margin; Equity Market Capitalization; Net Cash Position; TTM P/E ratio; Price/Projected Calendar Year 1999 EPS ratio ("Projected 1999 P/E"); TTM TMC/R ratio; and TMC/Projected Calendar 1999 Year Revenue ratio ("Projected 1999 TMC/R"). The public company comparables were selected from the Broadview Barometer, a proprietary database of publicly-traded Information Technology ("IT") companies maintained by Broadview and broken down by industry segment. In order of descending TTM TMC/R, the public company comparables consist of: (i) Great Plains Software, Inc.; (ii) Deltek Systems, Inc.; (iii) Best Software, Inc.;
(iv) Ultimate Software Group, Inc.; (v) Platinum Software Corp.; (vi) MAPICS, Inc.; (vii) Datastream Systems, Inc.; (viii) Symix Systems, Inc.; (ix) Project Software & Development, Inc.; (x) Made2Manage Systems, Inc.; (xi) Clarus Corp.;
(xii) Fourth Shift Corp.; (xiii) QAD, Inc.; and (xiv) FlexiInternational Software, Inc. These comparables have a TTM P/E ratio range of 8.9 to 56.3 with a median of 19.9; Projected 1999 P/E ratio range of 8.7 to 42.2 with a median of 13.4; TTM TMC/R ratio range of 0.4 to 4.7 with a median of 1.6; Projected 1999 TMC/R ratio range of 0.3 to 3.4 with a median of 1.2.

The per share valuation range implied by the TTM P/E multiples is $5.65 to $35.85 with a median implied value of $12.67. The per share valuation range implied by the Forward 1999 P/E multiples is $5.03 to $24.49 with a median implied value of $7.77. The per share valuation range implied by the TTM TMC/R multiples is $7.12 to $57.52 with a median implied value of $21.52. The per share valuation range implied by Forward 1999 the TMC/R multiples is $6.37 to $46.83 with a median implied value of $18.40.

Evaluation of Platinum Equity. Broadview compared selected valuation multiples for public companies deemed comparable to Platinum based upon business model, market focus and product offering, with the multiples implied by Platinum's October 28, 1998 share price, and its current and projected performance. Broadview reviewed 14 public companies in the Enterprise Resource Planning (ERP) software industry, whose primary customers consist of middle-market (defined by Broadview to be $10 million to $500 million in annual revenues) businesses, from a financial point of view. In order of descending TTM TMC/R, the public company comparables consist of: (i) Great Plains Software, Inc.; (ii) Deltek Systems, Inc.; (iii) Best Software, Inc.; (iv) Ultimate Software

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

Group, Inc.; (v) MAPICS, Inc.; (vi) Datastream Systems, Inc.; (vii) Symix Systems, Inc.; (viii) Project Software & Development, Inc.; (ix) Made2Manage Systems, Inc.; (x) Clarus Corp.; (xi) Fourth Shift Corp.; (xii) QAD, Inc.; and
(xiii) FlexiInternational Software, Inc.; and (xiv) DataWorks.

Transaction Comparables Analysis. Valuation statistics from transaction comparables indicate the Adjusted Price/Revenue ("P/R") and Equity Price/Pretax Income ("Price/ Pretax") multiples acquirers have paid for comparable companies in a particular market segment. Broadview reviewed 19 comparable merger and acquisition ("M&A") transactions from January 1, 1997 through October 28, 1998 involving sellers in the industrial enterprise application software industry with revenues greater than $10 million. Transactions were selected from Broadview's proprietary database of published and confidential M&A transactions in the IT industry. In order of descending P/R multiple, the transactions used are the acquisition of: (i) Chesapeake Decision Sciences, Inc. by Aspen Technology, Inc.; (ii) Intertrans Logistics Solutions by i2 Technologies, Inc.;
(iii) Aurum Software, Inc. by Baan Co. NV; (iv) Confidential; (v) TSW International, Inc. by Indus Group, Inc.; (vi) Innovative Tech Systems, Inc. by Peregrine Systems, Inc.; (vii) Scopus Technology, Inc. by Siebel Systems, Inc.;
(viii) Wonderware Corp. by Siebe Plc; (ix) State of the Art, Inc. by Sage Group Plc; (x) Hyprotech Ltd. by AEA Technology Plc; (xi) Intrepid Systems, Inc. by PeopleSoft, Inc.; (xii) Confidential; (xiii) Simulation Sciences, Inc. by Siebe Plc; (xiv) KHK Software AG by Sage Group Plc; (xv) Datalogix International, Inc. by Oracle Systems Corp.; (xvi) Consilium, Inc. by Applied Materials, Inc.;
(xvii) Coda Group Plc by Baan Co. NV; (xviii) Interactive Group, Inc. by DataWorks; and (xix) Dun & Bradstreet Software (subsidiary of Dun & Bradstreet Corp.) by GEAC Computer Corp. Ltd. The P/R multiples of the 19 transactions range from 0.6 to 7.9 with a median of 3.0. The Price/Pretax multiples of the 19 transactions range from 10.5 to 72.1 with a median of 39.8.

The per share valuation range implied by the P/R multiples is $9.12 to $95.71 with a median implied value of $37.30. The per share valuation range implied by the Price/Pretax multiples is $10.67 to $73.38 with a median implied value of $40.56.

Transaction Premiums Paid Analysis. Premiums paid in comparable public seller transactions indicate the amount of consideration acquirers are willing to pay above the seller's equity market capitalization. In this analysis, the value of consideration paid in transactions involving stock is computed using the buyer's stock price immediately prior to announcement (the most recent closing price as quoted on the appropriate exchange), while the seller's equity market capitalization is measured one day prior and twenty trading days prior to announcement. Broadview reviewed 32 comparable M&A transactions involving North American software vendors from January 1, 1997 to October 28, 1998 with total consideration between $50 million and $250 million. Transactions were selected from Broadview's proprietary database of published and confidential M&A transactions in the IT industry. In order of descending premium paid to seller's equity market capitalization 20 trading days prior to the date announcement, the software transactions used were the acquisition of: (i) FullTime Software, Inc. by Legato Systems, Inc.; (ii) Consilium, Inc. by Applied Materials, Inc.; (iii) Cybermedia, Inc. by Network Associates, Inc.; (iv) TeleBackup Systems, Inc. by VERITAS Software Corp.; (v) National Health Enhancement Systems, Inc. by HBO & Co.; (vi) Visigenic Software, Inc. by Borland International, Inc.; (vii) Technology Modeling Associates, Inc. by Avant! Corp.; (viii) Interactive Group by DataWorks Corp.; (ix) Quickturn Design Systems, Inc. by

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

Mentor Graphics Corp.; (x) Logic Works, Inc. by PLATINUM technology, inc.; (xi) Award Software International, Inc. by Phoenix Technologies Ltd.; (xii) Kurzweil Applied Intelligence, Inc. by Lernout & Hauspie Speech Products NV; (xiii) Software Artistry, Inc. by Tivoli Systems (IBM Corp.); (xiv) Walsh International, Inc. by Cognizant Corp.; (xv) The ForeFront Group by CBT Group Plc; (xvi) Amisys Managed Care Systems, Inc. by HBO & Co.; (xvii) Globalink, Inc. by Lernout & Hauspie Speech Products NV; (xviii) Maxis, Inc. by Electronic Arts, Inc.; (xix) Learmonth & Burchett Management Systems, Inc. by PLATINUM technology, inc.; (xx) PHAMIS, Inc. by IDX Systems Corp.; (xxi) IQ Software Corp. by Information Advantage Software, Inc.; (xxii) Andyne Computing Ltd. by Hummingbird Communications Ltd.; (xxiii) Quarterdeck Corp. by Symantec Corp.;
(xxiv) Innovative Tech Systems, Inc. by Peregrine Systems, Inc.; (xxv) Unison Software Corp. by Tivoli Systems (IBM Corp.); (xxvi) Premenos Corp. by Harbinger Corp.; (xxvii) Enterprise Systems, Inc. by HBO & Co.; (xxviii) Simulation Sciences, Inc. by Siebe Plc; (xxix) XcelleNet, Inc. by Sterling Commerce, Inc.;
(xxx) Fractal Design Corp. by MetaTools, Inc.; (xxxi) Orcad Inc. by Summit Design, Inc.; and (xxxii) FTP Software, Inc. by NetManage, Inc.; Based upon Broadview's analysis of premiums paid in comparable software transactions, Broadview found that premiums or (discounts) paid to the sellers' equity market capitalizations 20 trading days prior to the date of announcement ranged from (26.3%) to 326.6% with a median of 41.6%. The premiums or (discounts) paid to the sellers' equity market capitalization one trading day prior to the date of announcement ranged from (2.0%) to 186.7% with a median of 20.0%.

The per share valuation range implied by the premiums paid to the share price 20 trading days prior to announcement is $4.01 to $23.20 with a median implied value of $7.70. The per share valuation range implied by the premiums paid to the share price one trading day prior to announcement is $5.27 to $15.41 with a median implied value of $6.45.

Relative Contribution Analysis. A relative contribution analysis measures each of the merging companies' contributions to items such as Revenue and Net Income on a percentage basis. Broadview examined the relative contributions during the TTM ended September 30, 1998 and Projected Calendar Year 1999 based upon projections for Platinum and DataWorks prepared by Platinum management with consultation from DataWorks management, for each of the following operating metrics: (i) Revenue; (ii) Operating Income; (iii) Pretax Income; (iv) Net Income; and (v) Working Capital. DataWorks' relative contribution for Revenue for the TTM ended September 30, 1998 and Projected Calendar Year 1999 is 60.8% and 56.9%, respectively. DataWorks' relative contribution for Operating Income for the TTM ended September 30, 1998 and Projected Calendar Year 1999 is 46.8% and 26.2%, respectively. DataWorks' relative contribution for Pretax Income for the TTM ended September 30, 1998 and Projected Calendar Year 1999 is 46.6% and 27.5%, respectively. DataWorks' relative contribution for Net Income for the TTM ended September 30, 1998 and Projected Calendar Year 1999 is 35.6% and 19.3%, respectively. DataWorks' relative contribution for Working Capital for the TTM ended September 30, 1998 is 70.2%.

Relative Ownership Analysis. A relative ownership analysis measures each of the merging companies' relative equity ownership and relative entity values (net of cash). At the exchange ratio defined in the Agreement of 0.794, the implied equity ownership is 27.7% for DataWorks and 72.3% for Platinum, while the implied entity ownership is 22.5% for DataWorks and 77.5% for Platinum.

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

Exchange Ratio Analysis. Broadview considered the relative value public equity markets have placed on DataWorks and Platinum Common Stock from October 27, 1997 through October 28, 1998. For comparative purposes, the implied historical exchange ratio was examined in contrast to the Exchange Ratio defined in the Agreement. Based on this analysis, the historical exchange ratio has ranged from
0.26 to 2.46 from October 27, 1997 to October 28, 1998. The average historical exchange ratio for the year ending October 28, 1998 is 1.14.

Stock Performance Analysis. For comparative purposes, Broadview examined the trading history of: (i) DataWorks Common Stock from October 27, 1997 through October 28, 1998; and (ii) an index of the public company comparables vs. DataWorks and the S&P 500 from October 27, 1997 through October 28, 1998. For comparative purposes, Broadview examined the trading history of: (i) Platinum Common Stock from October 27, 1997 through October 28, 1998; and (ii) an index of the public company comparables vs. Platinum and the S&P 500 from October 27, 1997 through October 28, 1998.

Pro Forma Combination Analyses. A pro forma merger analysis calculates the EPS accretion or dilution of the pro forma combined entity taking into consideration various financial effects which will result from a consummation of the merger. This analysis relies upon certain financial and operating assumptions provided by equity research analysts, publicly available data about Platinum, and management's projections for DataWorks. Broadview examined a purchase scenario under the assumptions given to Broadview by DataWorks and Platinum management. Under this scenario, cost savings were assumed through the reduction of approximately 5% of the combined entity's current workforce. Based on this scenario and management projections for Platinum and DataWorks, the pro forma purchase model indicates EPS accretion of 10.2%, excluding acquisition expenses, for the fiscal year ending December 31, 1999.

Broadview also examined a purchase scenario under the assumption that no opportunities for cost savings or revenue enhancements exist. Based on this scenario and management projections for Platinum and DataWorks, the pro forma purchase model indicates EPS dilution of (3.3%), excluding acquisition expenses, for the fiscal year ending December 31, 1999.

Consideration of the Discounted Cash Flow Valuation Methodology. While discounted cash flow is a commonly used valuation methodology, Broadview did not employ such an analysis for the purposes of this opinion. Discounted cash flow analysis is most appropriate for companies which exhibit relatively steady or somewhat predictable streams of future cash flow. Given the uncertainty in estimating both the future cash flows and a sustainable long-term growth rate for the Company, Broadview considered a discounted cash flow analysis inappropriate for valuing DataWorks.

Summary of Valuation Analyses. Taken together, the information and analyses employed by Broadview lead to Broadview's overall opinion that Exchange Ratio is fair from a financial point of view, to Platinum shareholders.

The Platinum Board selected Broadview as its financial advisor on the basis of Broadview's reputation and experience in the Information Technology sector and the computer software industry in particular, as well as Broadview's historical relationship with Platinum. Pursuant to the terms of an engagement letter between Platinum and Broadview, the fees payable by Platinum to Broadview upon completion of the Merger are based upon consideration to be paid by Platinum pursuant to the Merger. Broadview will be
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

reimbursed by Platinum for certain of its expenses incurred in connection with its engagement. The terms of the fee arrangement with Broadview, which Platinum and Broadview believe are customary in transactions of this nature, were negotiated at arms' length between Platinum and Broadview, and the Platinum Board was aware of the nature of the fee arrangement, including the fact that a significant portion of the fees payable to Broadview is contingent upon completion of the Merger. Platinum has agreed to indemnify Broadview and its affiliates, their respective members, directors, officers, agents, employees and legal representatives, and each person controlling Broadview or its affiliates, against certain liabilities and expenses, including liabilities under the federal securities laws arising out of or in connection with Broadview's engagement by Platinum.

The above summary of the presentations by Broadview to the Platinum Board does not purport to be a complete description of such presentations or of all the advice rendered by Broadview. Broadview believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, could create an incomplete view of the process underlying the analyses set forth in Broadview's presentations to the Platinum Board and in the October 8 Broadview Opinion and the October 29 Broadview Opinion. Both the October 8 Broadview Opinion and the October 29 Broadview Opinion are necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date of such opinions. Neither the October 8 Broadview Opinion nor the October 29 Broadview Opinion expresses any opinion as to the price at which Platinum Common Stock will trade at any time. In performing its analyses, Broadview made numerous assumptions with respect to software industry performance and general economic conditions, many of which are beyond the control of Platinum or DataWorks. The analyses performed by Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses.

OPINIONS OF DATAWORKS' FINANCIAL ADVISOR

Pursuant to a letter agreement dated as of October 5, 1998 (the "SoundView Engagement Letter"), SoundView was engaged to provide financial advisory services in connection with the Merger. SoundView was selected by the DataWorks Board to act as its financial advisor based on SoundView's qualifications, expertise and reputation, as well as its knowledge of the business and affairs of DataWorks. On October 13, 1998, SoundView rendered its written opinion to the DataWorks Board to the effect that, as of such date, based upon and subject to the various considerations set forth in the opinion, the Exchange Ratio pursuant to the Reorganization Agreement was fair from a financial point of view to the holders of shares of DataWorks Common Stock.

Representatives of SoundView also made oral presentations to the DataWorks Board on October 13, 1998 and October 22, 1998. Finally, SoundView provided to the DataWorks Board a letter dated October 28, 1998, to the effect that the Exchange Ratio pursuant to the Reorganization Agreement was fair from a financial point of view to the holders of shares of DataWorks Common Stock as of October 13, 1998, upon further consideration of certain facts described in such letter, including clarification of the Exchange Ratio, an adjustment in the accounting treatment of the Proposed Transaction, and certain accounting results of such accounting treatment.

THE FULL TEXT OF THE WRITTEN OPINION OF SOUNDVIEW DATED OCTOBER 13, 1998, AND THE LETTER FROM SOUNDVIEW TO THE

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

DATAWORKS BOARD DATED OCTOBER 28, 1998 (THE "LETTER UPDATE") WHICH SET FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY SOUNDVIEW IN RENDERING ITS OPINION, ARE ATTACHED AS APPENDICES E-1 AND E-2, RESPECTIVELY TO THIS JOINT PROXY STATEMENT/PROSPECTUS. DATAWORKS STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION AND THE LETTER UPDATE CAREFULLY AND IN THEIR ENTIRETY. SOUNDVIEW'S OPINION AND THE LETTER UPDATE ARE DIRECTED TO THE DATAWORKS BOARD AND ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO PURSUANT TO THE REORGANIZATION AGREEMENT FROM A FINANCIAL POINT OF VIEW AS OF THE DATE OF THE OPINION, AND DO NOT ADDRESS ANY OTHER ASPECT OF THE MERGER AND DO NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF DATAWORKS COMMON STOCK AS TO HOW TO VOTE AT THE DATAWORKS SPECIAL MEETING. THE SUMMARY OF THE OPINION OF SOUNDVIEW, AS QUALIFIED BY THE LETTER UPDATE SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION AND THE LETTER UPDATE.

In connection with rendering its opinion, SoundView, among other things: (i) reviewed certain publicly available financial statements and other information of DataWorks and Platinum, respectively; (ii) discussed certain internal financial statements and other financial and operating data concerning DataWorks and Platinum prepared by the managements of DataWorks and Platinum, respectively; (iii) discussed the past and current operations and financial condition and the prospects of DataWorks, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of DataWorks; (iv) discussed the past and current operations and financial condition and the prospects of Platinum, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Platinum; (v) reviewed the pro forma impact of the Merger on the earnings per share of Platinum; (vi) compared the financial performance of DataWorks and Platinum and the prices and trading activity of the DataWorks Common Stock and Platinum Common Stock with that of certain other publicly traded companies and their securities; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable transactions; (viii) discussed with the senior managements of DataWorks and Platinum their strategic rationale for the Merger; (ix) reviewed the Reorganization Agreement and certain related agreements; and (x) performed such other studies and analyses and considered such other factors as SoundView deemed appropriate.

SoundView assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the internal financial statements and other financial and operating data and discussions relating to the strategic, financial and operational benefits anticipated from the Merger provided by DataWorks and Platinum, SoundView assumed that they were reasonably prepared on bases reflecting the best then currently available estimates and judgments of the prospects of DataWorks and Platinum, respectively. SoundView relied upon the assessment by the managements of DataWorks and Platinum of their ability to

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

retain key employees of both DataWorks and Platinum. SoundView also relied upon, without independent verification, the assessment by the managements of DataWorks and Platinum of DataWorks' and Platinum's technologies and products, the timing and risks associated with the integration of DataWorks and Platinum, and the validity of, and risks associated with, DataWorks' and Platinum's existing and future products and technologies. SoundView did not make any independent valuation or appraisal of the assets, liabilities or technologies of DataWorks or Platinum, nor was SoundView furnished with any such appraisals. In addition, SoundView assumed that the Merger would be recorded as a purchase under generally accepted accounting principles, that it will be a tax-free reorganization and would be consummated in accordance with the terms set forth in the Reorganization Agreement. SoundView's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion.

In addition, in arriving at its opinion, SoundView was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of DataWorks or any of its assets.

The following is a brief summary of certain of the analyses performed by SoundView in connection with the preparation of its written opinion dated October 13, 1998.

Peer Group Comparison. SoundView compared certain financial information of DataWorks with corresponding financial information for a group of ERP Software Companies. Such financial information included, among other things, market valuation, current stock price as a multiple of earnings per share, and the ratio of the multiple of current stock price to estimated earnings per share in the calendar year 1999 to the estimated revenue growth rate. Among other things, this analysis indicated that, as of October 9, 1998, based on earnings per share and revenue growth rate estimates provided by DataWorks' management, DataWorks Common Stock traded at a multiple of 7.1 times estimated earnings per share for the calendar year 1999 (representing a multiple of 0.5 times its estimated revenue growth rate), compared to a median multiple of 14.1 times (representing a multiple of 0.4 times the median estimated revenue growth rate) for the ERP Software Companies. The peer group comparison also showed revenue growth rate estimates of 14% for DataWorks and a median of 35% for the ERP Software Companies based on a compilation of securities research analyst forecasts.

SoundView also compared certain financial information of Platinum with corresponding financial information for a group of Financial Accounting/Salesforce Automation Software Companies. Such financial information included, among other things, market valuation, current stock price as a multiple of earnings per share, and the ratio of the multiple of current stock price to estimated earnings per share in the calendar year 1999 to the estimated revenue growth rate. SoundView is aware that Platinum has substantial net operating loss carryforwards which, according to management's projections, will cause the company to incur no tax liability in calendar 1999. In connection with the preparation of its opinion, however, SoundView performed its analyses based on fully taxed earnings for Platinum. Among other things, this analysis indicated that, as of October 9, 1998, based on earnings per share and revenue growth rate estimates provided by Platinum's management, Platinum Common Stock traded at a multiple of 10.9 times estimated earnings per share for the calendar year 1999 (representing a multiple of 0.2 times its estimated revenue growth rate), compared to a median multiple of 13.4 times (representing a multiple of
0.4

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

times the median estimated revenue growth rate) for the Financial
Accounting/Salesforce Automation Software Companies. The peer group comparison also showed revenue growth rate estimates of 46% for Platinum and a median of 41% for the Financial Accounting/ Salesforce Automation Software Companies based on a compilation of securities research analyst forecasts.

No company utilized in either peer group comparison is identical to DataWorks or Platinum, respectively. In evaluating the peer group companies, SoundView made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of DataWorks and Platinum, such as the impact of competition on DataWorks or Platinum and the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of DataWorks or Platinum or the industry or in the financial markets in general.

Analysis of Selected Precedent Transactions. As part of its analysis, SoundView reviewed twenty five transactions involving software companies (the "Software Transactions"). SoundView compared certain statistics for each of the Software Transactions to corresponding statistics for DataWorks based on the Exchange Ratio and the closing market price of Platinum Common Stock on October 9, 1998. For the Software Transactions, this analysis indicated multiples of net sales ranging from 1.5 times to 16.1 times latest twelve months net sales, multiples of earnings ranging from 23.5 times to 196.3 times latest twelve months earnings and premiums paid to closing stock prices ranging from 2.3% to 59.9% for one day prior to transaction announcement. These statistics compared to a multiple of
0.6 times latest twelve months net sales, a multiple of 7.9 times latest twelve months earnings and a premium to the closing stock price of 51.7% for DataWorks based on the Exchange Ratio and the closing market price of the DataWorks Common Stock on October 9, 1998.

No transaction utilized in the analysis of selected precedent transactions is identical to the Merger. In evaluating the precedent transactions, SoundView made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of DataWorks and Platinum, such as the impact of competition on DataWorks and Platinum and the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of DataWorks and Platinum and the industry and in the financial markets in general.

Relative Contribution Analysis. SoundView analyzed the pro forma contribution of each of DataWorks and Platinum, based on projected information supplied to SoundView by DataWorks' and Platinum's managements, respectively, to the resultant combined company assuming consummation of the Merger. This analysis indicated that, in terms of net sales, operating income and pretax income, DataWorks would contribute 55%, 29% and 30%, respectively, in calendar year 1999; 54%, 32% and 32%, respectively, in calendar year 2000; and 53%, 31% and 31%, respectively, in calendar year 2001. These statistics, adjusted to reflect each company's respective capital structure, were compared to the pro forma ownership of the outstanding common stock of the combined company, implied by the Exchange Ratio, of 29% for DataWorks stockholders on a diluted basis.

Pro Forma Analysis of the Merger. SoundView analyzed the pro forma impact of the Merger on Platinum's estimated earnings per share for the calendar years 1999, 2000 and

2001, based on estimates provided by Platinum's management. SoundView observed that, assuming the Merger would be recorded as a purchase under generally accepted accounting principles, before taking into account any one-time charges that may result from the combination, but taking into account expected benefits that may result from the combination, the Merger would result in earnings per share accretion for Platinum stockholders for each of the calendar years 1999, 2000 and 2001, respectively, based on the Exchange Ratio. On the same basis and for the same time period, SoundView observed that the merger would also result in earnings per share accretion for DataWorks stockholders, i.e. the estimated earnings of the shares in the combined company received by the DataWorks stockholders would be greater than the estimated earnings, based on estimates provided by DataWorks' management, of the DataWorks shares on a DataWorks stand alone basis.

In connection with the review of the Merger by the DataWorks Board, SoundView performed a variety of financial and comparative analyses for purposes of its opinion given in connection therewith. While the foregoing summary describes the analyses and factors reviewed by SoundView in connection with its opinion, it does not purport to be a complete description of all the analyses performed by SoundView in arriving at its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to summary description. Furthermore, selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, SoundView may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be SoundView's view of the actual value of DataWorks or Platinum. In performing its analyses, SoundView made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of DataWorks or Platinum. Any estimates contained therein are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of SoundView's analysis of the fairness of the Exchange Ratio pursuant to the Reorganization Agreement from a financial point of view to the holders of shares of DataWorks Common Stock and were conducted in connection with the delivery of SoundView's opinion. The analyses do not purport to be appraisals or to reflect the prices at which DataWorks or Platinum might actually be sold.

The Exchange Ratio pursuant to the Reorganization Agreement was determined through arm's-length negotiations between DataWorks and Platinum and was approved by the DataWorks Board.

SoundView did not recommend any specific exchange ratio to DataWorks or that any specific exchange ratio constituted the only appropriate exchange ratio for the Merger. SoundView's opinion to the DataWorks Board was one of many factors taken into consideration by the DataWorks Board in making its determination to approve the Merger. Consequently, the SoundView analyses described above should not be viewed as determinative of the opinion of the DataWorks Board with respect to the value of DataWorks or whether the DataWorks Board would have been willing to agree to a different exchange ratio.

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

The DataWorks Board retained SoundView based upon SoundView's qualifications, experience and expertise. SoundView is a recognized investment banking and advisory firm. SoundView, as part of its investment banking business, performs valuations of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of SoundView's trading, brokerage and financing activities, SoundView or its affiliates may at any time hold long or short positions, may trade, make a market or otherwise effect transactions, for its own account or for the accounts of customers, in the equity securities of DataWorks or Platinum. In the past, SoundView and its affiliates have provided financing services for DataWorks and have received fees for the rendering of these services.

Pursuant to the SoundView Engagement Letter, SoundView has provided advisory services and a fairness opinion in connection with the Merger and DataWorks has agreed to pay fees to SoundView equal to the sum of (i) $300,000 for SoundView's retainer and fairness opinion fee plus (ii) if the Merger is consummated, an additional 0.2375% of the aggregate value of the transaction. In addition, DataWorks has also agreed to indemnify SoundView and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling SoundView or any of its affiliates against certain liabilities and expenses, including the fees of its legal counsel and certain liabilities under the federal securities laws, arising out of SoundView's engagement and the transactions in connection therewith.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following discussion addresses the material federal income tax considerations of the Merger that are generally applicable to holders of DataWorks Common Stock exchanging their DataWorks Common Stock for Platinum Common Stock. Stockholders of DataWorks should be aware that the following discussion does not deal with all federal income tax considerations that may be relevant to particular DataWorks stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, who are banks, insurance companies or tax-exempt organizations, who are subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the "Code"), who hold their shares as part of a hedge, straddle or other risk reduction transaction, who are foreign persons or who acquired their DataWorks Common Stock through stock option or stock purchase programs or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the Merger under foreign, state or local tax laws or tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger) including, without limitation, the exercise of options or rights to purchase DataWorks Common Stock in anticipation of the Merger. ACCORDINGLY, DATAWORKS STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

The following discussion is based on the Code, applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date hereof. The IRS is not precluded from adopting a contrary position. In addition, there can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the Merger to Platinum, Merger Sub, DataWorks and/or their respective stockholders.

Neither Platinum nor DataWorks has requested or will request a ruling from the IRS with regard to any of the U.S. federal income tax consequences of the Merger. Wilson Sonsini and Cooley Godward have rendered opinions (collectively, the "Tax Opinions") to Platinum and DataWorks and its stockholders, respectively, that, if the Merger is consummated in accordance with the Reorganization Agreement (and without any waiver, breach or amendment of any of the provisions thereof), the Merger will constitute a reorganization under
Section 368(a) of the Code (a "Reorganization"). Moreover, as a condition to the consummation of the Merger, such counsel must also render tax opinions at the closing of the Merger that the Merger will constitute a Reorganization (the "Closing Opinions").

The Tax Opinions and the Closing Opinions assume and are conditioned upon (i) the truth and accuracy of the statements, covenants, representations and warranties contained in the Reorganization Agreement, in the representations received from Platinum, Merger Sub and DataWorks to support the Tax Opinions and the Closing Opinions (the "Tax Representations") and in all other instruments and documents related to the formation, organization and operation of Platinum, Merger Sub and DataWorks examined by and relied upon by Wilson Sonsini and Cooley Godward in connection with the Merger, (ii) that original documents submitted to such counsel are authentic, documents submitted to such counsel as copies conform to the original documents, and that all such documents have been (or will be by the effective time) duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness thereof;
(iii) that all covenants contained in the Reorganization Agreement and the Tax Representations are performed without waiver or breach of any material provision thereof; (iv) that any representation or statement made "to the best of knowledge" or similarly qualified is correct without such qualification; and (v) that the Merger will be reported as a Reorganization by Platinum and DataWorks in their respective federal income tax returns.

Subject to the limitations and qualifications referred to herein and in the Tax Opinions and Closing Opinions, and assuming that the Merger is treated in accordance with the Tax Opinions and Closing Opinions, the following U.S. federal income tax consequences will result:

     (a) No gain or loss will be recognized by the holders of DataWorks Common Stock upon the receipt of Platinum Common Stock solely in exchange for such DataWorks Common Stock in the Merger (except to the extent of cash received in lieu of fractional shares);

     (b) The aggregate tax basis of the Platinum Common Stock so received by the stockholders of DataWorks in the Merger (including any fractional share of Platinum Common Stock not actually received) will be the same as the aggregate tax basis of the DataWorks Common Stock surrendered in exchange therefor;

     (c) The holding period of the Platinum Common Stock so received by each stockholder of DataWorks in the Merger will include the period for which the DataWorks Common Stock surrendered in exchange therefor was considered to be held, provided that the DataWorks Common Stock so surrendered is held as a capital asset at the Effective Time;

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

     (d) Cash payments received by holders of DataWorks Common Stock in lieu of receipt of a fractional share of Platinum Common Stock will be treated as if such fractional share of Platinum Common Stock had been issued in the Merger and then redeemed by Platinum, and a stockholder of DataWorks receiving such cash will generally recognize gain or loss upon such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share; and

     (e) None of Platinum, Merger Sub or DataWorks will recognize gain or loss solely as a result of the Merger.

A successful IRS challenge to the Reorganization status of the Merger would result in a DataWorks stockholder recognizing gain or loss with respect to each share of DataWorks Common Stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time, of the Platinum Common Stock received in exchange therefor. In such event, a DataWorks stockholder's aggregate basis in the Platinum Common Stock so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the Merger.

Even if the Merger qualifies as a Reorganization, a recipient of shares of Platinum Common Stock would recognize gain to the extent that such shares were considered to be received in exchange for services or property (other than solely DataWorks Common Stock). All or a portion of such gain may be taxable as ordinary income. Gain would also have to be recognized to the extent that a DataWorks stockholder was treated as receiving (directly or indirectly) consideration other than Platinum Common Stock in exchange for the DataWorks Common Stock.

STOCK OWNERSHIP FOLLOWING MERGER

Based upon the capitalization of DataWorks as of the close of business on the Record Date (excluding the number of shares of DataWorks Common Stock outstanding and the number of shares issuable upon exercise of DataWorks Options and DataWorks Warrants), an aggregate of approximately 11,436,837 shares of Platinum Common Stock will be issued to DataWorks stockholders in the Merger and Platinum will assume DataWorks Options and DataWorks Warrants for up to approximately 1,833,917 additional shares of Combined Company Common Stock. Based upon the number of shares of Platinum Common Stock issued and outstanding as of the Record Date and after giving effect to the issuance of Platinum Common Stock as described in the previous sentence, the former holders of DataWorks Common Stock would hold, and have voting power with respect to, approximately 28.03% of the Combined Company's total issued and outstanding shares, and holders of former DataWorks Options and DataWorks Warrants would hold options and warrants exercisable for approximately 4.30% of the Combined Company's total issued and outstanding shares (assuming the exercise of only such options and warrants). The foregoing numbers of shares and percentages are subject to change in the event that the capitalization of either Platinum or DataWorks changes prior to the time of the Merger, and there can be no assurance as to the actual capitalization of Platinum or DataWorks at the time of the Merger or of the Combined Company at any time following the time of the Merger.

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

INTERESTS OF CERTAIN PERSONS

Indemnification

Pursuant to the Reorganization Agreement, from and after the time of the Merger, Platinum has agreed to cause the surviving corporation in the Merger to fulfill and honor in all respects the obligations of DataWorks pursuant to any indemnification agreements between DataWorks and its directors and officers as of the time of the Merger (the "Indemnified Parties") and any indemnification provisions under DataWorks' Certificate of Incorporation ("DataWorks' Certificate") and DataWorks' Bylaws as in effect on the date of the Reorganization Agreement. The Certificate of Incorporation and Bylaws of the surviving corporation in the Merger will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in DataWorks' Certificate and Bylaws as in effect on the date of the Reorganization Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the time of the Merger in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the time of the Merger, were directors, officers, employees or agents of DataWorks, unless such modification is required by law.

Pursuant to the Reorganization Agreement for a period of six years after the time of the Merger, Platinum has agreed to cause the surviving corporation in the Merger to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by DataWorks' directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of DataWorks; provided, however, that in no event will Platinum or the surviving corporation in the Merger be required to expend in excess of 150% of the annual premium currently paid by DataWorks for such coverage (or such coverage as is available for such 150% of such annual premium).

Employment Arrangements

In connection with the Merger, Stuart W. Clifton and Platinum have entered into both an Executive Employment Agreement ("Employment Agreement") and a Noncompetition Agreement ("Noncompetition Agreement"). The Employment Agreement provides that Mr. Clifton will serve as an employee of Platinum as of the date of the Merger and for one year thereafter, or such shorter or longer time as agreed by the parties. The Employment Agreement provides that Mr. Clifton's base annual salary rate will be $450,000 and that he will be entitled to a yearly bonus based on his achievement of milestones relating to Platinum's net revenue and net income projections. In addition, effective as of the date of the Merger, Platinum will grant to Mr. Clifton an option to purchase 375,000 shares of Platinum Common Stock.

Under the terms of the Employment Agreement, if Mr. Clifton's employment is terminated by Platinum for cause, all of his compensation will cease immediately and no severance benefits will be provided. If Mr. Clifton's employment is terminated other than by Platinum for cause, Mr. Clifton will serve as a consultant to Platinum. The consulting period will last two years, or, if longer, until three years after the date of the Merger in the event he is terminated by Platinum without cause (or he resigns following a change of control of Platinum). In the event that Mr. Clifton dies or becomes permanently disabled while he is an employee of Platinum, Mr. Clifton or his estate, as appropriate, will be

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

entitled to all of the consulting fees (as described below) and to continued vesting of his options. During such time as Mr. Clifton may serve as a consultant to Platinum, Platinum will pay Mr. Clifton $450,000 per year and pay for Mr. Clifton's medical insurance. Mr. Clifton will also be eligible to receive yearly bonuses during his consulting term which are comparable to bonuses he received during his employment term.

Under the terms of the Noncompetition Agreement, Mr. Clifton may not compete with the business of Platinum or solicit employees of Platinum to leave their employment with Platinum for a period of three years, commencing on the date of the Merger or, if later, the time Mr. Clifton ceases to serve as an employee or consultant of Platinum. In consideration of these obligations, Platinum will pay Mr. Clifton $1,000,000 on the date of the Merger.

In addition, upon consummation of the Merger, Mr. Clifton will become a member of the Combined Company Board and Norman Farquhar will become the Chief Financial Officer of the Combined Company. Accordingly, Messrs. Clifton and Farquhar will enter into indemnification agreements with the Combined Company, become subject to the Combined Company's director and officer liability insurance policy and will become subject to the indemnification provisions set forth in Platinum's Certificate and Bylaws.

Stock Plans

DataWorks' 1995 Non-Employee Directors' Stock Option Plan, as amended (the "Directors' Plan"), provides that in the event of certain change in control transactions, the time during which options outstanding under the Directors' Plan may be exercised will be accelerated to permit the optionee to exercise all such options in full prior to such event, and the options will terminate if not exercised prior to such event. Under the terms of the Directors' Plan, the Merger will cause the vesting of outstanding options under the Directors' Plan to accelerate in full prior to the Merger and to terminate if not exercised prior to the Merger.

GOVERNMENTAL AND REGULATORY APPROVALS

Under the HSR Act, and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger cannot be consummated until notifications have been given and certain information has been furnished to the FTC or the Antitrust Division of the Department of Justice (the "Antitrust Division") and the specified waiting period has been satisfied. The notifications required under the HSR Act as well as certain information have been furnished to the FTC and the Antitrust Division. At any time before or after consummation of the Merger, and notwithstanding that the HSR Act waiting period has expired, the Antitrust Division, the FTC or any state or foreign governmental authority, could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of DataWorks or businesses of Platinum or DataWorks by Platinum. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

Based on information available to them, Platinum and DataWorks believe that the Merger will be effected in compliance with federal, state and foreign antitrust laws. However, there can be no assurance that a challenge to the consummation of the Merger on antitrust

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

grounds will not be made or that, if such a challenge were made, Platinum and DataWorks would prevail.

DISSENTERS' RIGHTS

Stockholders of Platinum and DataWorks are not entitled to appraisal rights under Delaware law in connection with the Merger.

ACCOUNTING TREATMENT

Platinum and DataWorks expect that the Merger will be accounted for as a purchase.

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

                              TERMS OF THE MERGER

The following is a brief summary of the material provisions of the Reorganization Agreement and the Amendment, copies of which are attached as Appendix A-1 and A-2 to this Joint Proxy Statement/Prospectus and are incorporated herein by reference. This summary is qualified in its entirety by reference to the full and complete text of the Reorganization Agreement and the Amendment. References herein to the Reorganization Agreement shall mean the Reorganization Agreement as amended by the Amendment.

TIME OF THE MERGER

Subject to the provisions of the Reorganization Agreement, Platinum, DataWorks and Merger Sub shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware law as soon as practicable on or after the Closing Date. The closing of the Merger (the "Closing") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in the Reorganization Agreement, or at such other time, date and location as the parties to the Reorganization Agreement agree in writing. The Closing is anticipated to occur after the close of trading on December 31, 1998.

MANNER AND BASIS OF CONVERTING SHARES

At the time of the Merger (the "Effective Time"), by virtue of the Merger and without any action on the part of Merger Sub, DataWorks or the holders of any of the following securities each share of DataWorks Common Stock (including, with respect to each such share of DataWorks Common Stock, the associated Rights (as defined in that certain Rights Agreement (the "DataWorks Rights Plan") dated as of on or about October 13, 1998, between DataWorks and ChaseMellon Shareholder Services, L.L.C., as Rights Agent)) issued and outstanding immediately prior to the Effective Time, other than any shares of the DataWorks Common Stock held by DataWorks or owned by Platinum, Merger Sub or any direct or indirect wholly-owned subsidiary to be canceled, will be canceled and extinguished and automatically converted into the right to receive 0.794 shares of Common Stock of Platinum upon surrender of the certificate representing such share of the DataWorks Common Stock in the manner provided below (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit).

If any shares of the DataWorks Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with DataWorks, then the shares of Platinum Common Stock issued in exchange for such shares of DataWorks Common Stock will also be unvested to the same extent and/or be subject to the same repurchase option, risk of forfeiture or other condition, as applicable, and the certificates representing such shares of Platinum Common Stock may accordingly be marked with appropriate legends.

Each share of DataWorks Common Stock held by DataWorks or owned by Merger Sub, Platinum or any direct or indirect wholly-owned subsidiary of DataWorks or of Platinum immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

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

At the Effective Time, all options to purchase DataWorks Common Stock then outstanding under DataWorks' 1995 Equity Incentive Plan, 1995 Non-Employee Directors' Stock Option Plan, the Interactive 1997 Nonstatutory Stock Option Plan and the Interactive 1995 Stock Option Plan (the "DataWorks Stock Option Plans") shall be assumed by Platinum. At the Effective Time, rights outstanding under DataWorks' 1995 Employee Stock Purchase Plan (the "DataWorks Purchase Plan") shall be treated as described below. At the Effective Time, certain warrants issued by DataWorks (the "Warrants") shall be, in connection with the Merger, assumed by Platinum as described below.

At the Effective Time, each outstanding DataWorks Option, whether or not exercisable and regardless of the respective exercise prices thereof, will be assumed by Platinum. Each DataWorks Option so assumed by Platinum under the Reorganization Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable DataWorks Stock Option Plan immediately prior to the Effective Time (including, without limitation, any repurchase rights, vesting provisions and vested status of any such DataWorks Option), except that (i) each DataWorks Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Platinum Common Stock equal to the product of the number of shares of DataWorks Common Stock that were issuable upon exercise of such DataWorks Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Platinum Common Stock and
(ii) the per share exercise price for the shares of Platinum Common Stock issuable upon exercise of such assumed DataWorks Option will be equal to the quotient determined by dividing the exercise price per share of DataWorks Common Stock at which such DataWorks Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. It is intended that DataWorks Options assumed by Platinum shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent DataWorks Options qualified as incentive stock options immediately prior to the Effective Time.

Rights outstanding under the DataWorks Purchase Plan shall be treated in a manner reasonably acceptable to Platinum and DataWorks.

At the Effective Time, the Warrants will be assumed by Platinum. Each Warrant so assumed by Platinum under the Reorganization Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable warrant agreement immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), except that (i) each Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Platinum Common Stock equal to the product of the number of shares of DataWorks Common Stock that were issuable upon exercise of such Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Platinum Stock and (ii) the per share exercise price for the shares of Platinum Common Stock issuable upon exercise of such assumed Warrant will be equal to the quotient determined by dividing the exercise price per share of DataWorks Common Stock at which such Warrant was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

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

The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Platinum Common Stock or DataWorks Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Platinum Common Stock or DataWorks Common Stock occurring on or after the date of the Reorganization Agreement and prior to the Effective Time.

As soon as practicable after the Effective Time, Platinum shall cause the Exchange Agent to mail to each DataWorks stockholder of record (as of the Effective Time) a letter of transmittal with instructions to be used by such stockholder in surrendering certificates which, prior to the Merger, represented shares of DataWorks Common Stock and cash in lieu of any fractional shares. HOLDERS OF DATAWORKS COMMON STOCK SHOULD NOT SURRENDER THEIR CERTIFICATES UNTIL AFTER THE MERGER AND UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

CONDUCT FOLLOWING THE MERGER

Once the Merger is consummated, Merger Sub will cease to exist as a corporation, and all of the business, assets, liabilities and obligations of Merger Sub will be merged into DataWorks with DataWorks remaining as the Surviving Corporation.

Pursuant to the Reorganization Agreement, the Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time will become the Certificate of Incorporation of the Surviving Corporation and the Bylaws of Merger Sub will become the Bylaws of the Surviving Corporation. The Board of Directors of the Surviving Corporation will consist of the directors who are serving as directors of Merger Sub immediately prior to the Effective Time. The officers of DataWorks immediately prior to the Effective Time will remain as officers of the Surviving Corporation, until their successors are duly elected or appointed or qualified.

Pursuant to the Reorganization Agreement, the Platinum Board will take all actions necessary to cause Stuart Clifton to be elected to the Platinum Board immediately after the Effective Time.

CONDUCT OF PLATINUM'S AND DATAWORKS' BUSINESS PRIOR TO THE MERGER

Pursuant to the Reorganization Agreement, until the earlier of the termination of the Reorganization Agreement pursuant to its terms or the Effective Time, DataWorks (and each of its subsidiaries) agrees, except (i) as indicated in the DataWorks disclosure schedules or (ii) to the extent that Platinum shall otherwise consent in writing, to carry on its business in all material respects, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealing. In addition, DataWorks will promptly notify the other of any material event involving its business or operations. In addition, except as permitted by the terms of the Reorganization Agreement or as provided

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

in the DataWorks disclosure schedules, without the prior written consent of Platinum, DataWorks shall not do any of the following, and shall not permit its subsidiaries to do any of the following:

     (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

     (b) Grant any severance or termination pay to any officer or employee except pursuant to agreements outstanding, or policies existing, on the date of the Reorganization Agreement and as disclosed in the DataWorks schedules, or adopt any new severance plan;

     (c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Platinum Intellectual Property, or enter into grants to future patent rights, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;

     (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

     (e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of DataWorks or it subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date of the Reorganization Agreement;

     (f) Issue, deliver, sell, authorize, pledge or otherwise encumber, any shares of DataWorks capital stock or any securities convertible into shares of DataWorks capital stock, or subscriptions, rights, warrants or options to acquire any shares of DataWorks capital stock or any securities convertible into shares of DataWorks capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance delivery and/or sale of (i) stock options in the ordinary course of business and consistent with past practice up to 200,000 shares, (ii) shares of the DataWorks Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of the Reorganization Agreement or granted pursuant to the foregoing clause (i), (iii) shares of DataWorks Common Stock issuable to participants in the DataWorks Employee Stock Purchase Plan consistent with the terms thereof and (iv) shares of DataWorks capital stock pursuant to exercise of the Warrants;

     (g) Cause, permit or propose any amendments to the Certificate of Incorporation and Bylaws of DataWorks or the similar governing instruments of each of its subsidiaries;

     (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of DataWorks or enter into any material joint ventures, strategic partnerships or alliances;

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

     (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of DataWorks, except sales of inventory in the ordinary course of business consistent with past practice;

     (j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of DataWorks, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

     (k) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants other than pursuant to written agreements with such persons disclosed in the DataWorks schedules or in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

     (l) Make any payments outside of the ordinary course of business in excess of $250,000 other than in connection with the Merger or commitments preexisting the date of the Reorganization Agreement;

     (m) Modify, amend or terminate any DataWorks Contract or other material contract or agreement to which DataWorks or any subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder;

     (n) Enter into any contracts, agreements, or obligations relating to the distribution, sale, license or marketing by third parties of DataWorks' products or products licensed by DataWorks other than in the ordinary course of business consistent with past practice but in no event will any exclusive rights be granted or restrictions on DataWorks' business activities be agreed to;

     (o) Materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

     (p) Agree in writing or otherwise to take any of the actions described in
(a) through (o) above.

Pursuant to the Reorganization Agreement, until the earlier of the termination of the Reorganization Agreement pursuant to its terms or the Effective Time, Platinum (and each of its subsidiaries) agrees, except (i) as indicated in the Platinum disclosure schedules or (ii) to the extent that DataWorks shall otherwise consent in writing, carry on its business, in all material respects, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and taxes when due, subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present

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

officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, except as permitted by the terms of the Reorganization Agreement or as provided in the Platinum disclosure schedules, without the prior written consent of DataWorks, Platinum shall not do any of the following and shall not permit its subsidiaries to do any of the following:

     (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

     (b) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Platinum Intellectual Property, or enter into grants to future patent rights, other than in the ordinary course of business and consistent with past practice;

     (c) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

     (d) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Platinum or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or repurchase agreements in effect on the date of the Reorganization Agreement;

     (e) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of (i) stock options in the ordinary course of business and consistent with past practice, (ii) shares of Platinum Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of the Reorganization Agreement or granted pursuant to the foregoing clause (i), and
(iii) shares of Platinum Common Stock issuable to participants in the Platinum Employee Stock Purchase Plan consistent with the terms thereof;

     (f) Cause, permit or propose any amendments to the Certificate and Bylaws of Platinum or the similar governing instruments of each of its subsidiaries;

     (g) Acquire or agree to acquire by (i) merging or consolidating with, or
(ii) purchasing any equity in or a portion of the assets of, or (iii) any other manner, any business or any corporation, partnership, association or other business organization or division thereof, for consideration in excess of $50 million in any individual acquisition or $100 million in the aggregate for all such acquisitions;

     (h) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Platinum, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

     (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Platinum, except sales of inventory in the ordinary course of business consistent with past practice;

     (j) Materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices; or

     (k) Agree in writing or otherwise to take any of the actions described in Section (a) through (j) above.

NO SOLICITATION

Under the terms of the Reorganization Agreement, until the earlier of the Effective Time or termination of the Reorganization Agreement pursuant to its terms, DataWorks and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as defined below), (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal,
(iii) engage in discussions with any person with respect to any Acquisition Proposal, except as to the existence of the provisions regarding non-solicitation contained in the Reorganization Agreement, (iv) subject to the following paragraph, approve, endorse or recommend any Acquisition Proposal or
(v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Acquisition Transaction (as defined below); provided, however, that prior to the approval of the Reorganization Agreement by the required DataWorks stockholder vote, the non-solicitation provisions contained in the Reorganization Agreement shall not prohibit DataWorks from furnishing nonpublic information regarding DataWorks and its subsidiaries to, entering into a confidentiality agreement with or entering into discussions with, any person or group in response to a Superior Offer (as hereinafter defined) submitted by such person or group (and not withdrawn) if
(1) neither DataWorks nor any representative of DataWorks and its subsidiaries shall have violated any of the restrictions regarding non-solicitation set forth in the Reorganization Agreement, (2) the DataWorks Board concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the DataWorks Board to comply with its fiduciary obligations to the DataWorks' stockholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into discussions with, such person or group, DataWorks gives Platinum written notice of the identity of such person or group and of DataWorks' intention to furnish nonpublic information to, or enter into discussions with, such person or group and DataWorks receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of DataWorks, and (4) contemporaneously with furnishing any such nonpublic information to such person or group, DataWorks furnishes such nonpublic information to Platinum (to the extent such nonpublic information has not been previously furnished by Platinum to DataWorks).

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

DataWorks and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.

Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of DataWorks or any of its subsidiaries or any investment banker, attorney or other advisor or representative of DataWorks or any of its subsidiaries shall be deemed to be a breach of the non-solicitation provisions contained in the Reorganization Agreement by DataWorks. In addition to the foregoing, DataWorks shall provide Platinum with at least 24 hours prior notice (or such lesser prior notice as provided to the members of the DataWorks Board but in no event less than eight hours) of any meeting of the DataWorks Board at which the DataWorks Board is reasonably expected to consider a Superior Offer, together with such notice a copy of the definitive documentation relating to such Superior Offer.

Notwithstanding the terms discussed in this section, nothing in the Reorganization Agreement prevents the DataWorks Board from withholding, withdrawing, amending or modifying its unanimous recommendation in favor of the Merger if (i) a Superior Offer is made to DataWorks and is not withdrawn, (ii) neither DataWorks nor any of its representatives shall have violated any of the restrictions regarding confidentiality contained in the Reorganization Agreement, and (iii) the DataWorks Board or any committee thereof concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the DataWorks Board to comply with its fiduciary obligations to the DataWorks' stockholders under applicable law. Subject to applicable laws, no provision of the Reorganization Agreement summarized in this paragraph shall limit DataWorks' obligation to hold and convene the DataWorks Stockholders' Meeting (regardless of whether the unanimous recommendation of the DataWorks Board shall have been withdrawn, amended or modified).

In addition to the obligations of DataWorks described in this section, DataWorks as promptly as practicable shall advise Platinum orally and in writing of any request for non-public information which DataWorks reasonably believes would lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry with respect to or which DataWorks reasonably should believe would lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry. DataWorks will keep Platinum informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such request, Acquisition Proposal or inquiry.

"Acquisition Proposal" means any offer or proposal (other than an offer or proposal by Platinum) relating to any Acquisition Transaction. "Acquisition Transaction" means any transaction or series of related transactions other than the transactions contemplated by the Reorganization Agreement involving: (A) any acquisition or purchase from DataWorks by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 5% interest in the total outstanding voting securities of DataWorks or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 5% or more of the total outstanding voting securities of DataWorks or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving DataWorks pursuant to which the stockholders of DataWorks immediately preceding such transaction hold less than 95% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 10% of the assets of DataWorks; or (C) any liquidation or dissolution of DataWorks. "Superior Offer" means an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving DataWorks pursuant to which the stockholders of DataWorks immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by DataWorks of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 50% of the fair market value of DataWorks business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by DataWorks), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of DataWorks in each case, on terms that the DataWorks Board of Directors determines, in its reasonable judgment, after consultation with its financial advisor, to be more favorable to the DataWorks' stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the judgment of the DataWorks' Board to be obtained by such third party on a timely basis.

BREAK UP FEES

Platinum and DataWorks have agreed that if the Reorganization Agreement is terminated by either Platinum or DataWorks, as applicable, due to (i) the failure of the Merger to be consummated by February 28, 1999; (ii) the failure of DataWorks to obtain the required approval of the stockholders of DataWorks contemplated by the Reorganization Agreement by reason of the failure to obtain the required vote at a meeting of the DataWorks stockholders duly convened therefore or at any adjournment thereof; or (iii) a DataWorks Triggering Event (as defined below), then DataWorks shall promptly, but in no event later than two days after the date of such termination, pay Platinum a fee equal to $3.25 million in immediately available funds; provided, that in the case of termination as a result of the failure of the Merger to be consummated by February 28, 1999, such payment shall be made only if following October 13, 1998 and prior to the termination of the Reorganization Agreement, a third party has publicly announced an Acquisition Proposal for an Acquisition Transaction and within 12 months following the termination of the Reorganization Agreement Platinum enters into or announces an intention to enter into a Company Acquisition (as defined below).

Platinum and DataWorks have further agreed that if the Reorganization Agreement is terminated by either Platinum or DataWorks, as applicable, due to (i) the failure of Platinum to obtain the required approval of the stockholders of Platinum contemplated by the Reorganization Agreement by reason of the failure to obtain the required vote at a meeting of the Platinum stockholders duly convened therefore or at any adjournment thereof; or (ii) a Platinum Triggering Event, then Platinum shall promptly, but in no event later than two (2) days after the date of such termination, pay to DataWorks a fee equal to $3.25 million in immediately available funds.

Platinum and DataWorks have agreed that the fees described above shall not be in lieu of damages incurred in the event of breach of the Reorganization Agreement.

Except as set forth above, Platinum and DataWorks have agreed that all fees and expenses incurred in connection with the Reorganization Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Platinum and DataWorks shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing with the SEC of this Joint Proxy Statement/ Prospectus.

"Company Acquisition" shall mean any of the following transactions (other than the transactions contemplated by the reorganization Agreement); (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving DataWorks pursuant to which the stockholders of DataWorks immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction or (ii) a sale or other disposition by DataWorks of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 50% of the aggregate fair market value of DataWorks' business immediately prior to such sale. "DataWorks Triggering Event" shall be deemed to have occurred if: (i) the DataWorks Board or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Platinum its unanimous recommendation in favor of, the adoption and approval of the Reorganization Agreement or the approval of the Merger; (ii) Platinum shall have failed to include in this Joint Proxy Statement/Prospectus the unanimous recommendation of the DataWorks Board in favor of the adoption and approval of the Reorganization Agreement and the approval of the Merger; (iii) the DataWorks Board fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the Reorganization Agreement and the approval of the Merger within ten (10) business days after Platinum requests in writing that such recommendation be reaffirmed;
(iv) the DataWorks Board or any committee thereof shall have approved or publicly recommended any Acquisition Proposal; or (v) a tender or exchange offer relating to securities of DataWorks shall have been commenced by a Person unaffiliated with Platinum and DataWorks shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that DataWorks recommends rejection of such tender or exchange offer.

"Platinum Triggering Event" shall be deemed to have occurred if: (i) the Platinum Board for any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to DataWorks its unanimous recommendation in favor of, the issuance of shares of Platinum Common Stock pursuant to the Merger; (ii) Platinum shall have failed to include in the Prospectus/Proxy Statement the unanimous recommendation of the Platinum Board in favor of the issuance of shares of Platinum Common Stock pursuant to the Merger; or (iii) the Platinum Board fails to reaffirm its unanimous recommendation in favor of the issuance of the shares of Platinum Common Stock pursuant to the Merger within ten (10) business days after DataWorks requests in writing that such recommendation be reaffirmed.

CONDITIONS TO THE MERGER

The respective obligations of each party to the Reorganization Agreement to effect the Merger are subject to the satisfaction at or prior to the Closing Date of the following conditions: (i) the Reorganization Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of DataWorks; (ii) the issuance of the shares of Platinum Common Stock pursuant to the Merger shall have been duly approved by the requisite vote under applicable Nasdaq rules by the stockholders of Platinum; (iii) the SEC shall have declared the Registration Statement effective and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of this Joint Proxy Statement/ Prospectus, shall have been initiated or threatened in writing by the SEC; (iv) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger and all waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby shall have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained; (v) Platinum and DataWorks shall each have received written opinions from their respective tax counsel (Wilson Sonsini and Cooley Godward, respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn; provided, however, that if the counsel to either Platinum or DataWorks does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to the Reorganization Agreement have agreed to make representations as requested by such counsel for the purpose of rendering the Tax Opinions and have further agreed to confirm the accuracy and completeness of such representations as of the Effective Time as requested by such counsel for the purpose of rendering those opinions discussed in this paragraph.

In addition, the obligation of DataWorks to consummate and effect the Merger is subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by
DataWorks: (i) each representation and warranty of Platinum and Merger Sub contained in the Reorganization Agreement shall have been true and correct as of October 13, 1998 and as of the Closing date (subject to certain materiality qualifications) and DataWorks shall have received a certificate with respect to the foregoing signed on behalf of Platinum by an authorized officer of Platinum;
(ii) Platinum and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Reorganization Agreement to be performed or complied with by them on or prior to the Closing Date, and DataWorks shall have received a certificate to such effect signed on behalf of Platinum by an authorized officer of Platinum; (iii) no material adverse effect with respect to Platinum shall have occurred since the date of the Reorganization Agreement; (iv) each of the Platinum Affiliates shall have entered into an affiliate agreement and each of such agreements will be in full force and effect as of the Effective Time; and (v) the shares of Platinum Common Stock to be issued in the Merger shall have been authorized for listing on the Nasdaq National Market, subject to notice of issuance.

Further, the obligations of Platinum and Merger Sub to consummate and effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Platinum: (i) each representation and warranty of DataWorks contained in the Reorganization Agreement shall be true and correct as of October 13, 1998 and as of the Closing Date (subject to certain materiality qualifications) and Platinum shall have received a certificate with respect to the foregoing signed on behalf of DataWorks by an authorized officer of DataWorks; (ii) DataWorks shall have performed or complied in all material respects with all agreements and covenants required by the Reorganization Agreement to be performed or complied with by it at or prior to the Closing Date, and Platinum shall have received a certificate to such effect signed on behalf of DataWorks by the Chief Executive Officer and Chief Financial Officer of DataWorks; (iii) no material adverse effect with respect to DataWorks and its subsidiaries shall have occurred since the date of the Reorganization Agreement; (iv) each of the DataWorks Affiliates shall have entered into affiliate agreements and each of such agreements will be in full force and effect as of the Effective Time and (v) all necessary actions shall have been taken to extinguish and cancel all outstanding Rights under the DataWorks Rights Plan or render such Rights inapplicable to the Merger and the other transactions contemplated by the Reorganization Agreement.

TERMINATION OF THE REORGANIZATION AGREEMENT

The Reorganization Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after the requisite approvals of the stockholders of Platinum or DataWorks: (i) by mutual written consent duly authorized by the Platinum and DataWorks Boards; (ii) by either DataWorks or Platinum if the Merger shall not have been consummated by February 28, 1999 for any reason; provided, however, that the right to terminate the Reorganization Agreement pursuant to this right of termination shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of the Reorganization Agreement;
(iii) by either DataWorks or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;
(iv) by DataWorks or Platinum if the required approval of the stockholders of Platinum contemplated by the Reorganization Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Platinum stockholders duly convened therefor or at any adjournment thereof; provided, however, that the right to terminate the Reorganization Agreement pursuant to this right of termination shall not be available to Platinum where the failure to obtain Platinum stockholder approval shall have been caused by the action or failure to act of Platinum and such action or failure to act constitutes a material breach by Platinum of the Reorganization Agreement; (v) by DataWorks or Platinum if the required approval of the stockholders of

DataWorks contemplated by the Reorganization Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of DataWorks stockholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate the Reorganization Agreement pursuant to this right of termination shall not be available to DataWorks where the failure to obtain the DataWorks stockholder approval shall have been caused by the action or failure to act of DataWorks and such action or failure to act constitutes a material breach by DataWorks of the Reorganization Agreement; (vi) by Platinum (at any time prior to the adoption and approval of the Reorganization Agreement and the Merger by the required vote of the stockholders of DataWorks) if a DataWorks Triggering Event shall have occurred; (vii) by DataWorks (at any time prior to the adoption and approval of the Reorganization Agreement and the Merger by the required vote of the stockholders of Platinum) if a Platinum Triggering Event shall have occurred; (viii) by DataWorks, upon a breach of any representation, warranty, covenant or agreement on the part of Platinum set forth in the Reorganization Agreement, or if any representation or warranty of Platinum shall have become untrue (provided that if such inaccuracy in Platinum's representations and warranties or breach by Platinum is curable by Platinum through the exercise of commercially reasonable efforts, then DataWorks may not terminate the Reorganization Agreement provided Platinum continues to exercise such commercially reasonably efforts to cure such breach); (ix) by Platinum, upon a breach of any representation, warranty, covenant or agreement on the part of DataWorks set forth in the Reorganization Agreement, or if any representation or warranty of DataWorks shall have become untrue (provided that if such inaccuracy in DataWorks' representations and warranties or breach by DataWorks is curable by DataWorks through the exercise of commercially reasonable efforts, then Platinum may not terminate the Reorganization Agreement provided DataWorks continues to exercise such commercially reasonably efforts to cure such breach).

VOTING AGREEMENTS

DataWorks Voting Agreements. Pursuant to certain agreements (each a "DataWorks Voting Agreement" and, collectively, the "DataWorks Voting Agreements") certain officers, directors and affiliated stockholders of DataWorks (each a "DataWorks Voting Agreement Stockholder"), who beneficially owned an aggregate of 1,876,583 outstanding shares of DataWorks Common Stock as of the date of the Reorganization Agreement (representing approximately 12.7% of shares of DataWorks Common Stock as of the date of the Reorganization Agreement) have agreed that, prior to the termination of the DataWorks Voting Agreement pursuant to its terms, they will vote their shares of DataWorks Common Stock in favor of the approval of the Reorganization Agreement and the Merger. The DataWorks Voting Agreement Stockholders have also delivered to Platinum irrevocable proxies with respect to the matters covered by the DataWorks Voting Agreements. In addition, the DataWorks Voting Agreement Stockholders have agreed not to transfer any securities of DataWorks owned by them, unless such transfer is in accordance with the DataWorks Affiliate Agreement between the DataWorks Voting Agreement Stockholder and Platinum, and provided that the proposed transferee of such DataWorks securities shall have (i) executed a counterpart of the DataWorks Voting Agreement and an irrevocable proxy and (ii) agreed to hold such DataWorks securities subject to all of the terms and provisions of the DataWorks Voting Agreement. The form of DataWorks Voting Agreement is attached to this Joint Proxy Statement/Prospectus as Appendix C.

Platinum Voting Agreements. Pursuant to certain agreements (each a "Platinum Voting Agreement" and, collectively, the "Platinum Voting Agreements") certain officers, directors and affiliated stockholders of Platinum (each a "Platinum Voting Agreement Stockholder"), who beneficially owned an aggregate of 5,558,116 outstanding shares of Platinum Common Stock and Platinum Series C Preferred Stock on an as-converted to Common Stock basis as of the date of the Reorganization Agreement (representing approximately 18.9% of the shares of Platinum Common Stock as of the date of the Reorganization Agreement) have agreed that, prior to the termination of the Platinum Voting Agreement pursuant to its terms, they will vote their shares of Platinum Common Stock and Platinum Series C Preferred Stock on an as-converted to Common Stock basis in favor of the issuance of the shares of Platinum Common Stock to the stockholders of DataWorks pursuant to the Reorganization Agreement. The Platinum Voting Agreement Stockholders have also delivered to DataWorks irrevocable proxies with respect to the matters covered by the Platinum Voting Agreements. In addition, the Platinum Voting Agreement Stockholders have also agreed not to transfer any securities of Platinum owned by them, unless such transfer is in accordance with the Platinum Affiliate Agreement between the Platinum Voting Agreement Stockholder and Platinum, and provided that the proposed transferee of such Platinum securities shall have (i) executed a counterpart of the Platinum Voting Agreement and an irrevocable proxy and (ii) agreed to hold such Platinum securities subject to all of the terms and provisions of the Platinum Voting Agreement. The form of Platinum Voting Agreement is attached to this Joint Proxy Statement/Prospectus as Appendix B.

AFFILIATE AGREEMENTS

DataWorks Affiliate Agreements. Pursuant to certain agreements (each a "DataWorks Affiliate Agreement"), certain officers, directors and affiliated stockholders of DataWorks who beneficially owned an aggregate of 1,876,583 outstanding shares of DataWorks Common Stock as of the date of the Reorganization Agreement (representing approximately 12.7% of shares of DataWorks Common Stock as of the date of the Reorganization Agreement) (each, a "DataWorks Affiliate") have agreed not to effect any sale, transfer or other disposition of the Platinum Common Stock received by such DataWorks Affiliate in the Merger unless: (i) such sale, transfer or other disposition is made in conformity with the volume and other requirements of Rule 145 under the Securities Act of 1933, as amended, as evidenced by a broker's letter and a representation letter executed by the DataWorks Affiliate (reasonably satisfactory in form and content to Platinum), each stating that such requirements have been met; (ii) legal counsel reasonably satisfactory to Platinum shall have advised Platinum in a written opinion letter (reasonably satisfactory in form and content to Platinum), upon which Platinum may rely, that such sale, transfer or other disposition will be exempt from registration under the Securities Act; (iii) such sale, transfer or other disposition is effected pursuant to an effective registration statement under the Securities Act; or (iv) an authorized representative of the SEC shall rendered written advice to such DataWorks Affiliate to the effect that the SEC would take no action, or that the staff of the SEC would not recommend that the SEC take action, with respect to such proposed sale, transfer or other disposition, and a copy of such written advice and all other related communications with the SEC shall have been delivered to Platinum. The

Limited Waiver executed by Platinum and DataWorks in connection with the Amendment canceled certain sections of the DataWorks Affiliate Agreements designed to preserve Platinum's ability to account for the Merger as a pooling of interests.

The form of DataWorks Affiliate Agreement and the Limited Waiver are attached to this Joint Proxy Statement/Prospectus as Appendices D and A-2, respectively.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                             FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements give effect to the acquisition by Platinum of all the outstanding shares of DataWorks in a transaction accounted for as a purchase business combination.

The unaudited pro forma condensed combined financial information is based on the consolidated financial statements of Platinum giving effect to the Merger under the assumptions and adjustments outlined in the accompanying notes to unaudited pro forma condensed combined balance sheet and statement of operations. Such pro forma adjustments are based upon available information and upon certain assumptions that Platinum's management believes are reasonable under the circumstances. These pro forma financial statements are presented for illustrative purposes only and therefore are not necessarily indicative of the operating results or financial position that might have been achieved had the Merger occurred as of an earlier date, nor are they necessarily indicative of operating results or financial position which may occur in the future.

The pro forma condensed combined balance sheet is provided as of September 30, 1998, giving effect to the Merger as though it had been consummated on that date. Pro forma combined condensed statements of operations are provided for the three-month period ended September 30, 1998 and the fiscal year ended June 30, 1998, giving effect to the Merger as though it had occurred at the beginning of the earliest period presented.

Platinum's condensed financial information included in these pro forma financial statements is derived from its June 30, 1998 audited consolidated financial statements, and its September 30, 1998 unaudited condensed consolidated financial statements, incorporated herein by reference. DataWorks' condensed financial information included in these pro forma financial statements was derived from its historical financial statements which are based on a fiscal year ending December 31. Accordingly, the results of operations for DataWorks included in the unaudited pro forma condensed combined statements of operations for the year ended June 30, 1998 and the three month period ended September 30, 1998 were derived from its audited consolidated financial statements for the year ended December 31, 1997 and its unaudited consolidated financial statements for the nine months ended September 30, 1998, included elsewhere herein, and its unaudited financial statements for the six months ended June 30, 1998 not included herein.

Platinum's unaudited condensed consolidated financial statements as of and for the three-month period ended September 30, 1998, and DataWorks' unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 1998 have been prepared in accordance with generally accepted accounting principles applicable to interim financial information and, in the opinions of Platinum's and DataWorks' respective managements, include all adjustments necessary for a fair presentation of financial information for such interim periods.

            PLATINUM SOFTWARE CORPORATION AND DATAWORKS CORPORATION
                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                               PRO FORMA            PRO FORMA
                                      PLATINUM    DATAWORKS   ADJUSTMENTS   NOTES   COMBINED
                                      ---------   ---------   -----------   -----   ---------
Current assets:
  Cash and cash equivalents.........  $   6,640   $ 23,785                          $ 30,425
  Short-term investments............     12,553      9,897                            22,450
  Accounts receivable, net..........     27,702     56,635                            84,337
  Other current assets..............      6,842     12,267     $ (1,583)      2       17,151
                                                                   (375)      3
                                      ---------   --------     --------             --------
Total current assets................     53,737    102,584       (1,958)             154,363
Equipment, furniture and fixtures,
  net...............................      9,335     11,077       (3,800)      4       16,612
Capitalized software costs, net.....      3,753      9,287       (7,888)      4        5,152
Intangible assets, net..............        192     10,977        9,935       4       21,104
Other assets........................      1,473      3,921         (667)      4        4,727
                                      =========   ========     ========             ========
Total assets........................  $  68,490   $137,846     $ (4,378)            $201,958
                                      =========   ========     ========             ========
Current liabilities:
  Accounts payable..................  $   3,862   $ 11,569                          $ 15,431
  Other accrued liabilities.........      8,185     13,218     $  1,415       1       34,818
                                                                  7,000       2
                                                                  4,000       5
                                                                  1,000       6
  Deferred revenue..................     15,474     15,192                            30,666
  Current portion of long-term
     liabilities....................         --        893                               893
                                      ---------   --------     --------             --------
Total current liabilities...........     27,521     40,872       13,415               81,808
Long-term liabilities...............         26      2,381                             2,407
Shareholders' equity:
  Preferred stock...................      7,501                                        7,501
  Common stock......................         28     87,661      (87,661)      1           40
                                                                     12       1
  Additional paid-in capital........    148,631                  84,288       1      232,919
  Less: notes receivable from
     officers.......................    (11,563)                                     (11,563)
  Retained earnings.................   (103,029)     6,296       (6,296)      1     (110,529)
                                                                 (7,500)      4
  Cumulative foreign currency
     translation adjs...............       (625)       636         (636)      1         (625)
                                      ---------   --------     --------             --------
Total shareholders' equity..........     40,943     94,593      (17,793)             117,743
                                      =========   ========     ========             ========
Total liabilities and shareholders'
  equity............................  $  68,490   $137,846     $ (4,378)            $201,958
                                      =========   ========     ========             ========

            PLATINUM SOFTWARE CORPORATION AND DATAWORKS CORPORATION
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                            YEAR ENDED JUNE 30, 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                PRO FORMA            PRO FORMA
                                        PLATINUM   DATAWORKS   ADJUSTMENTS   NOTES   COMBINED
                                        --------   ---------   -----------   -----   ---------
Revenues:
  Software licenses...................  $57,577    $ 84,657                          $142,234
  Maintenance & other services........   40,406      70,331                           110,737
  Hardware............................       --      11,140                            11,140
  Royalty income......................      505                                           505
                                        -------    --------      -------             --------
          Total revenues..............   98,488     166,128           --              264,616
Cost of revenues:
  Software licenses...................    5,990      10,186                            16,176
  Maintenance & other services........   23,971      51,475                            75,446
  Hardware............................       --       8,563                             8,563
                                        -------    --------      -------             --------
          Total cost of revenues......   29,961      70,224           --              100,185
                                        -------    --------      -------             --------
Gross profit..........................   68,527      95,904           --              164,431
Operating expenses:
  Sales and marketing.................   38,177      45,165                            83,342
  Research and development............   11,724      12,290                            24,014
  General and administrative..........    7,145      21,310      $ 1,987      7        29,682
                                                                    (760)     8
  Acquisition and related costs.......       --      15,565                            15,565
                                        -------    --------      -------             --------
          Total operating expenses....   57,046      94,330        1,227              152,603
Income from operations................   11,481       1,574       (1,227)              11,828
Other income (expense), net...........    1,866       1,457                             3,323
                                        -------    --------      -------             --------
Income before income taxes............   13,347       3,031       (1,227)              15,151
Provision for income taxes............       --       3,242         (491)     9         2,751
                                        -------    --------      -------             --------
Net income............................  $13,347    $   (211)     $  (736)            $ 12,400
                                        =======    ========      =======             ========
Income (loss) per common
  share -- basic......................  $  0.56    $  (0.02)                         $   0.35
Weighted average common shares........   23,956      14,062                            35,456
Income (loss) per common share --
  diluted.............................  $  0.45    $  (0.02)                         $   0.30
Weighted average common shares,
  assuming dilution...................   29,716      14,062                            41,392

            PLATINUM SOFTWARE CORPORATION AND DATAWORKS CORPORATION
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                        QUARTER ENDED SEPTEMBER 30, 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                PRO FORMA            PRO FORMA
                                        PLATINUM   DATAWORKS   ADJUSTMENTS   NOTES   COMBINED
                                        --------   ---------   -----------   -----   ---------
Revenues:
  Software licenses...................  $16,177     $18,550                           $34,727
  Maintenance & other services........   14,039      22,865                            36,904
  Hardware............................       --       1,790                             1,790
  Royalty income......................      113          --                               113
                                        -------     -------       -----               -------
          Total revenues..............   30,329      43,205          --                73,534
Cost of revenues:
  Software licenses...................    2,795       2,295                             5,090
  Maintenance & other services........    7,271      16,819                            24,090
  Hardware............................       --       1,434                             1,434
                                        -------     -------       -----               -------
          Total cost of revenues......   10,066      20,548          --                30,614
                                        -------     -------       -----               -------
Gross profit..........................   20,263      22,657          --                42,920
Operating expenses:
  Sales and marketing.................   10,953      12,881                            23,834
  Research and development............    2,797       3,687                             6,484
  General and administrative..........    1,936       5,913       $ 497       7         8,156
                                                                   (190)      8
  Acquisition and related costs.......       --         527                               527
                                        -------     -------       -----               -------
          Total operating expenses....   15,686      23,008         307                39,001
Income from operations................    4,577        (351)       (307)                3,919
Other income (expense), net...........      298         240                               538
                                        -------     -------       -----               -------
Income before income taxes............    4,875        (111)       (307)                4,457
Provision for income taxes............      180         (40)       (123)      9            17
                                        -------     -------       -----               -------
Net income............................  $ 4,695     $   (71)      $(184)              $ 4,440
                                        =======     =======       =====               =======
Income per common share -- basic......  $  0.17     $  0.00                           $  0.11
Weighted average common shares........   28,330      14,402                            39,830
Income per common share -- diluted....  $  0.16     $  0.00                           $  0.11
Weighted average common shares,
  assuming dilution...................   30,009      14,402                            41,681

                          NOTES TO UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL INFORMATION
                             (DOLLARS IN THOUSANDS)

1. To record the issuance of 11.5 million shares of Platinum Common Stock in exchange for all outstanding shares of DataWorks, including the elimination of DataWorks' historical equity accounts. The total purchase price was determined as follows:

Value of Platinum Common Stock............................  $81,800
Other direct acquisition expenses.........................    2,500
                                                            -------
                                                            $84,300
                                                            =======

The valuation of the Platinum Common Stock is based on its weighted average closing price three days prior to and three days following the announcement of the Merger.

In addition, DataWorks expects to incur approximately $1,415 in expenses to consummate the Merger.

2. To write-off prepaid royalties and establish reserves related to the termination of certain contractual arrangements between DataWorks and third parties under which DataWorks had agreed to sell third party software in connection with sales of DataWorks products.

3. To write-off DataWorks marketing literature and inventories that will be rendered obsolete by the Merger.

4. To write-off $7,888 of capitalized software for in-process projects that will be discontinued upon consummation of the merger and to adjust the carrying value of DataWorks fixed assets, intangibles and other assets to fair value. Additionally, Platinum expects to allocate approximately $7,500 of the purchase price to the estimated value of DataWorks' in-process research and development, which will be immediately expensed upon consummation of the Merger. The estimated amounts are subject to adjustment based on completion of independent appraisals.

In the fourth calendar quarter of 1998, DataWorks expects to record non-recurring expenses of approximately $4,000. As a result, Platinum expects amounts assigned to intangible assets in the purchase price allocation, and pre-tax annual and quarterly amortization thereof, to increase by $4,000, $800, and $200, respectively, from amounts reflected in the accompanying pro forma condensed combined balance sheet and statements of income.

5. To record estimated costs of severing and relocating DataWorks employees, and office consolidations associated with the Merger. In addition, Platinum expects to incur approximately $2,000 of costs associated with severing its employees. Such amounts will be recorded in operations in the period that such costs are incurred, and are not reflected in the accompanying pro forma financial information.

6. To record estimated cost to settle customer disputes related to the discontinuance of certain DataWorks development projects.

7. To record additional amortization expense related to increase in intangible assets. Such amounts are expected to be amortized over a period of five years.

8. To adjust depreciation of fixed assets resulting from its adjustment to fair value.

                          NOTES TO UNAUDITED PRO FORMA
              CONDENSED COMBINED FINANCIAL INFORMATION (CONTINUED)
                             (DOLLARS IN THOUSANDS)

9. To record the tax benefit associated with the net increase in depreciation and amortization. Platinum currently has recorded a $46,495 valuation allowance on its net deferred tax assets, the majority of which pertains to net operating loss carryforwards, while DataWorks has paid taxes of approximately $4,000 in the past two years. No benefit has been recognized in the accompanying pro forma condensed combined balance sheet for the net deferred tax asset expected to be generated as a result of the acquisition. Any deferred tax assets that may be recognized upon consummation of the merger, would result in a corresponding reduction in the amount of the purchase price allocated to intangible assets.

                               DATAWORKS BUSINESS

OVERVIEW

DataWorks develops, markets, implements and supports open systems, client/server-based ERP software for mid-range discrete manufacturing companies with annual revenues between $3 million and $1 billion. DataWorks' products and services facilitate enterprise-wide management of resources and information and allow mid-range manufacturers to reduce order fulfillment cycle times, improve operating efficiencies and measure critical company performance against defined plan objectives. DataWorks' products enable its customers to manage make-to-stock and make-to-order production methods, as well as multiple hybrid or "mixed mode" production methods, within a single manufacturing site or across multiple sites. DataWorks' products also help customers adapt to growth, changing levels of operations, and business process re-engineering, which is becoming commonplace among manufacturing concerns.

The business needs and resource requirements of mid-range manufacturers tend to be considerably different than those of larger companies. Companies in this market typically have small information systems ("IS") departments, budget constraints and limited experience with the advanced technologies inherent in ERP systems. DataWorks segments the mid-range manufacturing market into three distinct sectors: the lower tier segment (companies with annual revenues of $3 million to $25 million), the mid-tier segment ($25 million to $200 million) and the upper tier segment ($200 million to $1 billion). DataWorks' family of ERP solutions is designed to provide a product migration path to address the changing needs of growing companies in the mid-range manufacturing market.

DataWorks' principal product is Avante, an open system client/server-based product family that is targeted at mid-tier manufacturers. Version 8.3 of the Avante product, released in October 1998, combines functionality from DataWorks prior systems. DataWorks broadened its product line in 1996 to serve the lower tier segment of the mid-range market with Vista and Vantage. Vista and Vantage are easy-to-use Windows-based products, which DataWorks acquired through its acquisition of DCD Corporation ("DCD"). DataWorks also has under development its Impresa for Backoffice system (previously referred to as ECS), an object oriented, multi-tier client/server-based product that is designed for the upper tier segment of the mid-range market. To address primarily the unique requirements of the aerospace and defense contractors in the mid-range market, especially those with maintenance, repair and overhaul ("MRO") functionality needs, DataWorks has significantly enhanced its commitment to this sector with the availability of Impresa for MRO (previously called JIT and obtained by DataWorks in its acquisition of Interactive). Impresa for MRO is a product built on a total Oracle technology framework.

DataWorks has designed its product family to be affordable and to incorporate a broad range of applications, depth of functionality, ease of use and an ability to be rapidly and economically deployed. The Company's products are comprised of modules that provide and integrate feature-rich applications. DataWorks can configure these modules to comprehensively support a customer's business. DataWorks provides turnkey solutions by integrating its application software products with third party hardware, operating systems, databases and other software products. DataWorks offers a suite of development tools and a full complement of services to help its customers maximize the benefits of DataWorks' software products and efficiently implement DataWorks' ERP solutions. These services include initial system implementation, consultation, customer support desk and maintenance activities, technical and programming services, and periodic enhancement releases of software products.

In September 1997, DataWorks acquired Interactive Group, Inc. ("Interactive") in a stock-for-stock transaction that was accounted for as a pooling of interests. The financial results of DataWorks contained in this Joint Proxy Statement/Prospectus include the financial results of Interactive. DataWorks believes its acquisition of Interactive offers major advantages in three key areas -- significantly enhanced international operations, including international channels, six offices in Europe as well as a substantial distributor in Germany; more comprehensive mid-tier product offerings; and substantial critical mass which makes DataWorks one of the largest mid-range ERP providers in the world. Prior to and after its acquisition of Interactive, DataWorks completed a number of other strategic acquisitions and other strategic transactions, including its acquisitions of C-Way Systems, Inc. and CTi Software B.V.

INDUSTRY BACKGROUND

Manufacturers worldwide are attempting to re-engineer their businesses as they react to increasing global competitive pressures, demanding vendor-customer relationships and rapidly changing market requirements. In implementing these re-engineering efforts, manufacturing companies in the mid-range sector are increasingly orienting their operations to respond to customer needs by shortening product development and delivery cycles, enhancing product quality and providing products configured to meet customer requirements. To achieve these objectives, manufacturers must increase the efficiency of their operations, within the limits of budgetary constraints, by increasing the productivity of personnel and the efficient management of assets throughout their enterprises. Manufacturing companies also require the flexibility to modify and expand operations in response to market demand. All of these factors contribute to the need for information systems that offer enterprise-wide availability and integrated use of a broad range of accurate and current information that enables manufacturers to respond more quickly to their customers and to manage their organizations more efficiently. The IS needs of manufacturers depend to some degree on the nature of their manufacturing processes, which may include make-to-stock, in which parts are assembled into finished products based on a standard bill order; make-to-order, in which parts are assembled into a finished product based on unique customer specifications; and configure-to-order, in which the final assembly of parts can be configured to create many different model and style variations based on customer orders. Firms using configure-to-order production methods are referred to as one form of mixed mode manufacturers because they assemble products using elements of both make-to-stock and make-to-order. Mixed mode manufacturing can create significant market advantages for companies embracing this latest production process approach but it is extremely difficult to realize economic gains without responsive information systems.

Since the early 1970s, there has been a steady evolution of manufacturing software systems available from third party software developers or developed internally by the manufacturers themselves. Initially, developers introduced Material Requirements Planning ("MRP") systems to allow manufacturers to manage the flow of materials at various stages of the manufacturing process. In the 1980s, a more expansive Manufacturing Resource Planning ("MRP II") superseded the original MRP systems. The MRP II approach incorporates labor and equipment capacity planning for the production process as part of a materials planning methodology. More recently, in response to the evolving needs of manufacturing companies, there has been a significant shift away from the traditional MRP II planning-oriented systems in favor of more comprehensive ERP systems. These ERP systems provide actual enterprise-wide management of resources, integration of more sophisticated forecasting and reporting models and the capability to measure quality levels and delivery cycle responsiveness. ERP systems based on open systems, client/server platforms offer further advantages to manufacturers by providing access to information throughout the manufacturing enterprise on a timely basis, providing a wider distribution of applications and databases and permitting the integration of a diverse array of new software components and technologies as they become available. Effectively designed ERP systems are also scalable to permit deployment of localized information systems resources within departments and individual business units or across an enterprise, as well as to provide adequate support for organizational growth.

Despite its virtues, open systems, client/server-oriented ERP solutions have not historically been readily available to manufacturers in the mid-range sector. There are several key contributing factors that have traditionally precluded mid-size companies from reaping the full benefits of the new technologies. In complex, diverse manufacturing environments, many ERP systems require a significant IS staff, either internal to the organization or contracted at substantial expense from outside the company, and a high level of expertise to establish the proper design and configuration of a client/server system that meets a company's specific needs. Implementation of these systems has often been lengthy and costly. In addition, large global ERP suppliers have continued to price their products beyond the financial capabilities of the typical mid-size firm.

In order to achieve their business process re-engineering ("BPR") objectives, mid-range manufacturers need the benefits of open systems, client/server ERP solutions that are affordable and can be quickly implemented with minimal disruption to business and maintained with a limited IS staff. These ERP systems must also provide sufficient depth of functionality and flexibility to enable manufacturers to respond to varying customer needs and offer scalability for growth in operations. The demand for a new generation of turnkey ERP solutions that address the needs of the mid-range manufacturing market is significant and growing.

Large (multi-billion dollar) manufacturing enterprises increasingly are seeking the efficiencies and competitive advantages of electronically tying together in a supply chain sources of raw materials, component products, and certain outsourced manufacturing processes. Many of the "feeder" suppliers of these products and services to the large manufacturing enterprise are companies in the mid-range manufacturing market. These mid-range companies require systems to address their market diversity, scalability, and localized information systems requirements along with committed ERP vendor development resources, to electronically link these systems into a wide area network for electronic supply chain management.

THE DATAWORKS SOLUTION

DataWorks offers open, client/server-based ERP software systems that enable discrete manufacturing companies to re-engineer their businesses to compete more effectively, while responding to the specific needs and limitations of the mid-range market. DataWorks has designed its current and planned products to meet the ERP needs of all tiers of mid-range manufacturing companies. As companies in the lower and mid-tiers grow, their enterprise-wide management requirements change, and DataWorks provides an efficient migration path to more complex ERP solutions. DataWorks believes that mid-sized manufacturers in its targeted industry segments represent a significantly higher growth sector than the general manufacturing community at large. The principal elements of DataWorks' ERP solutions are as follows:

OPEN SYSTEMS AND ADVANCED RDBMS ARCHITECTURE

DataWorks' family of products addresses the dynamic environment faced by mid-sized manufacturers through a commitment to open systems architecture. DataWorks' software products operate on most major client/server hardware platforms and operating systems, including Microsoft NT and UNIX, wide area networks ("WANs"), local area networks ("LANs") and prominent user interfaces, including Microsoft Windows, Apple Macintosh and ASCII. DataWorks uses advanced relational database management systems ("RDBMS") that are best suited for the particular application required by mid-range manufacturers, including Ardent Software, Inc., (formerly UniData, Inc. and VMark Software, Inc.), Microsoft Foxpro and Progress Software Corporation ("Progress").

BREADTH AND DEPTH OF PRODUCTS AND APPLICATIONS

DataWorks' products are intended to address the application needs of customers throughout the mid-range market. By utilizing certain core technologies throughout its product line, DataWorks enables a customer to migrate from product to product to address the changing needs of the customer's enterprise. DataWorks' products are comprised of modules that provide and integrate feature-rich applications in the areas of (i) Business Planning and Engineering,
(ii) Sales, Distribution and Customer Service, (iii) Production and Material Operations and (iv) Finance and Administration. Periodically, DataWorks introduces new application modules that are compatible with the current in-field software release. In addition, DataWorks' development and implementation support tools provide an interface to an increasing number of third party application products that can be seamlessly integrated into DataWorks' ERP products through application programming interface ("API") technology.

RAPID DEPLOYMENT

By offering rapid product deployment and migration among its product lines, DataWorks seeks to minimize the business interruption to companies that typically results from the introduction of a new or expanded ERP system, thereby enabling such companies to more quickly realize the benefits of a new or expanded ERP system. DataWorks utilizes a highly responsive implementation planning process and focused consulting and training services to design ERP solutions that are "right sized" to satisfy its customers' needs for functionality and rapid deployment while remaining within the varied but generally limited budgets of such customers. For example, by utilizing these deployment tools and procedures, DataWorks is able to complete the enterprise-wide deployment of Avante in three to nine months. Vista, DataWorks' least expensive ERP system, is virtually self-installable through self-contained tutorials and training tools familiar to most personal computer users. Vantage can be deployed within three to six months. DataWorks anticipates deployment of the Impresa for Backoffice system will take significantly longer than that of Avante, but DataWorks is designing Impresa for Backoffice so that it can be effectively accomplished without significantly disrupting the customer's operations.

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

FLEXIBILITY/ADAPTABILITY/SCALABILITY

A critical element to achieving initial user acceptance of a new system and facilitating rapid implementation is the ability to adapt DataWorks' standard software to conform more closely to the particular needs of users. DataWorks' products permit ready adaptation of its systems to meet initial needs during the implementation phase and respond to a customer's unique system refinements and ongoing changes in production and operational processes once the system is fully in service. DataWorks' customers can start with a small number of local concurrent users and expand to many hundreds of concurrent users across LANs and WANs over several years utilizing the same ERP solution from DataWorks. In addition to accommodating new modules and potential significant growth of users without sacrificing performance, the scalability of DataWorks' ERP solutions and the ability to migrate within DataWorks' product family allow mid-range manufacturers to change levels of operations and expand application functionality to accommodate growth.

SUPERIOR PRICE/PERFORMANCE

DataWorks seeks to achieve superior price and performance by providing its mid-range manufacturing customers with the "right sized" system and associated functionality to meet their ERP needs while satisfying their budgetary constraints. DataWorks' ERP systems emphasize standard application modules that require minimum customization, advanced yet cost-effective RDBMS and other technologies and highly user-oriented fourth generation language ("4GL") development environments. Furthermore, DataWorks has standardized the implementation process and supported it with DataWorks' proprietary software tools, resulting in cost effective and rapid initial deployment of its ERP products.

THE DATAWORKS STRATEGY

DataWorks' objective is to be the leading provider of business information solutions and related products and services to mid-range manufacturers within selected markets. DataWorks' strategy to achieve this objective incorporates the following elements:

PROVIDE COMPLETE SOLUTIONS AND PRODUCT MIGRATION PATH

DataWorks offers products in each tier of the mid-range manufacturing market to address a broad range of customer needs and provide a product migration path to address the changing needs of growing companies. DataWorks offers products for both make-to-order and repetitive manufacturers, and seeks to support new manufacturing processes such as demand-flow production and agile manufacturing. DataWorks complements its product offerings with a full suite of implementation and consulting services, education, training and software tools to assist customers in deriving the maximum benefit from DataWorks' products. By providing comprehensive solutions, DataWorks is able to work more closely with customers, sell additional modules or products, and provide additional support services in an ongoing course of business.

FOCUSED MARKET STRATEGY

DataWorks targets mid-range manufacturing companies with annual revenues between $3 million and $1 billion and historically has focused its efforts on discrete, rather than process, manufacturers. In the mid-tier of the mid-range market, sales of DataWorks' Avante product solutions have targeted eight primary "highly engineered product"

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manufacturing sectors: industrial equipment; computer/office equipment; consumer electronics; instrumentation and controls; medical/dental products; transportation/aerospace products; capital equipment; and contract manufactures. This approach has enabled DataWorks to better understand the needs of its customers and to use that knowledge to tailor products and services to those needs. DataWorks plans to continue to rely on its experience and reputation in these select markets to enhance its competitive position. DataWorks intends to leverage its expertise in these eight sectors to market and sell its Impresa for Backoffice system currently under development to customers in the upper tier of the mid-range market. DataWorks further plans to leverage its expertise to enhance sales of its Vista and Vantage products, which are currently focused on a wide range of manufacturers in the lower tier, to emerging growth oriented discrete manufacturers in those eight primary manufacturing sectors.

MAINTAIN TECHNOLOGY LEADERSHIP

DataWorks believes it is a technology leader in the mid-range manufacturing market, as it was one of the first companies to offer ERP client/server solutions for mid-range manufacturers and to introduce full ERP solutions on Microsoft NT. DataWorks has designed its products to utilize the most effective open systems technologies such as client/server architectures, RDBMS, graphical user interfaces ("GUI") and Workflow tools for the mid-range market. DataWorks incorporates common technology across its product line in order to leverage its development resources and ensure compatibility among products. DataWorks seeks to develop new modules and incorporate new functionality into its products such as Internet integration, business objects, decision support, manufacturing execution systems ("MES") support, and Object EDI, a cross-product universal transaction processing protocol.

ACHIEVE HIGH LEVELS OF CUSTOMER SATISFACTION

DataWorks is committed to consistently achieving high levels of customer satisfaction with its ERP systems. DataWorks focuses on delivering high-quality products that address specific application needs, are easy to implement and enable increased productivity. DataWorks also designs its applications and development tools to permit end-users to easily customize systems to fit their specific needs, which enhances end-user productivity and overall satisfaction with the DataWorks' products and services.

COMPREHENSIVE SALES AND MARKETING PROCESS

DataWorks has developed a sophisticated sales and marketing system designed to enhance its new customer success rate. DataWorks utilizes a multi-phased sales approach consisting of telemarketing sales for initial qualification, account representatives, systems engineers and the active involvement of senior management. DataWorks' prospecting system enables account representatives to appropriately qualify prospective customers and track active prospects in significant detail through three stages of sales cycle management. The prospecting system also provides valuable management information to measure performance of its sales force and monitor ongoing sales efforts. DataWorks intends to leverage its sophisticated sales and marketing system to increase DataWorks' presence in the lower-tier and international markets in an effort to enhance sales and increase new customer success rates. DataWorks believes its sales processes and prospect management system provide it with a significant competitive advantage.

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

PRODUCTS

The business needs and resource requirements of mid-sized manufacturers tend to be considerably different than those of larger companies. Customers in this market generally have small IS departments, budget constraints and limited experience with the advanced technologies inherent in ERP systems. DataWorks has designed its product family to be affordable and to incorporate a broad range of applications, depth of functionality, ease of use and an ability to be deployed rapidly. DataWorks has products or is developing products with features intended to address the particular needs of each of the lower tier, mid-tier and upper tier segments of the mid-range market.

The following chart describes DataWorks' principal existing and planned ERP solutions and typical customer profiles relating to each of them:

                                       LOWER TIER SEGMENT     MID-TIER SEGMENT       UPPER TIER SEGMENT
                                       -------------------  --------------------  -------------------------
                                              VISTA                                    IMPRESA FOR MRO
              PRODUCTS                       VANTAGE               AVANTE         IMPRESA FOR BACKOFFICE(1)
-------------------------------------  -------------------  --------------------  -------------------------
Customer Revenues....................  $3 - $25 million     $25 - $200 million    $200 million - $1 billion
Type of Manufacturing Operations.....  Entry level          Make to order         MRO Functionality
                                       Basic job shop/      Mixed mode            Multi-plant/Global
                                       Make-to-order        Repetitive            supply chain/
                                                                                  Distributed system
IS Infrastructure....................  Minimal              Limited               Significant
Price Range..........................  $10,000 - $150,000   $125,000 - $750,000   $500,000 - $3 million(1)
Deployment Period....................  1 - 4 months         3 - 9 months          (1)

-------------------------
(1) Impresa for Backoffice is currently under development. We cannot assure you that DataWorks will commence commercial shipments on a timely basis, or at all, or if timely shipped, that the Impresa for Backoffice system will achieve market acceptance. As Impresa for Backoffice is currently under development, data on average deployment period and sales cycle is unavailable and the indicated price range is estimated. See
    "Business -- Products -- Upper Tier: Impresa for Backoffice."

LOWER TIER: VISTA AND VANTAGE

DataWorks offers Vista and Vantage for its customers with annual revenues typically between $3 million and $25 million. These products are better suited for the lower tier segment of mid-range manufacturers who, as compared to customers who use Avante, have less developed IS infrastructures and lower IS budgets, require shorter deployment periods, and often seek established, user-friendly products.

Vista is an easy-to-use, Windows-based ERP software package that provides a cost-effective solution for job shops with up to $5 million in revenues. Vista fully integrates 15 core business modules and features single level bills of material capabilities. Vista incorporates the DesignWare feature which permits users to, among other things, define their own screens, add fields, change colors, hide fields, change grid sizes and drag choices from menus to the desktop.

Vantage is an easy-to-use, Windows-based ERP software package with flexible order-handling capabilities to support a mix of custom and standard part orders and multilevel assemblies and comprises 18 fully integrated business modules. Vantage is optimized for the rapid deployment, minimal support and price/performance requirements of custom and mixed-mode manufacturers in the $5 million to $25 million revenue range.

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

Vista and Vantage, like Avante, are comprised of groups of modules that can be differently configured to comprehensively support a customer's business processes. The following chart describes the Vista and Vantage modules, and the discussion below points out certain key characteristics of the Vista and Vantage modules:

                  VISTA AND VANTAGE APPLICATION MODULE GROUPS

------------------------------------------------------------------------------------------------------
   BUSINESS PLANNING        SALES, DISTRIBUTION     PRODUCTION AND MATERIAL         FINANCE AND
    AND ENGINEERING         AND CUSTOMER SERVICE           OPERATIONS              ADMINISTRATION
------------------------  ------------------------  ------------------------  ------------------------
Bills of Material         Estimating                Inventory Management      Accounts Payable
Scheduling                Order Entry               Job Control               Accounts Receivable
Shop Vision               Quoting                   Purchasing/Receiving      General Ledger
Global Finite             EDI                       Shop Floor Data           Payroll
  Rescheduling
                          Shipping/Receiving        Collection                Report Writer
                                                    Purchasing RFQ
                                                    Document Management

Business Planning and Engineering Group. In Vista and Vantage, the Business Planning and Engineering module allows the production manager to control the sales and shop priorities through a visual scheduling manager. Indented bills of material support provide the ability to retain product information for repeat orders, and "what if" scheduling provides the ability to simulate the impact of new orders and schedule changes.

Sales, Distribution and Customer Service Group. Estimating, quoting and sales order processing are tightly integrated in the products, supporting the requirement for rapid cost estimating and order commitment. Order-to-job linking provides rapid access to production status and delivery information. EDI applications allow for electronic distribution of sales orders, change orders and invoices.

Production and Material Operations Group. Priorities established in scheduling are realized in manufacturing job processing. These controls present real-time status reporting based on data collection inputs and provide just-in-time material purchasing and availability. Visual job "wizards" and document management allow paperless management and instant graphical review of job history, job status and inventory.

Finance and Administration Group. Vista's and Vantage's Finance and Administration Group enables associated product costs and revenues to be recorded to the General Ledger module as subsidiary ledgers of the Accounts Payable, Accounts Receivable, Payroll and Shop Floor Data Collection modules.

DataWorks bases its prices for Vista and Vantage applications on the specific product line, the modules purchased and the number of concurrent users. The average sales price of Vista is $12,000, and the average sales price of Vantage is $65,000. As of September 30, 1998, DataWorks licensed these two products, cumulatively, to more than 1,500 customers.

MID-TIER: AVANTE

DataWorks historically has focused its marketing, product development and services resources on "highly engineered product" companies with annual revenues typically between $25 million and $200 million in eight principal industries: industrial equipment; computer/office equipment; consumer electronics; instrumentation and controls; medical/dental products; transportation/aerospace products; capital equipment; and contract manufacturers. Avante provides three principal application software suites that

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

address the needs of its customers in this mid-tier. One of Avante's application suites is directed toward manufacturers generally making high-volume products, often utilizing repetitive/just-in-time techniques, that are either make-to-stock or configure-to-order, and which may have some smaller make-to-order requirements. In a second application suite, Avante supports customers who have mixed-mode manufacturing techniques. Avante's third application suite is oriented toward make-to-order or engineer-to-order manufacturers that typically have diverse project management and project costing requirements, as well as a smaller element of make-to-stock requirements. Avante includes application components developed internally by DataWorks and some acquired with the acquisitions of Madic-Compufact Corporation ("MCC") in June 1994 and Interactive in September 1997.

The Avante system is comprised of groups of modules that comprehensively support a manufacturing company's business process. These modules provide and integrate feature-rich applications, are built upon a common set of design and development standards and tools, and share a common database architecture. Avante is highly modular in nature and can be scaled from small to large configurations on a variety of platforms supporting the Microsoft NT and UNIX operating systems. This enterprise-wide system can be implemented in a variety of multi-currency, multi-company and multi-plant environments networked through client and host-based configurations.

The following chart describes the Avante modules, and the discussion below points out certain key characteristics of Avante modules:

                        AVANTE APPLICATION MODULE GROUPS

------------------------------------------------------------------------------------------------------
 BUSINESS PLANNING AND    SALES, DISTRIBUTION AND        PRODUCTION AND             FINANCE AND
      ENGINEERING             CUSTOMER SERVICE        MATERIAL OPERATIONS          ADMINISTRATION
------------------------  ------------------------  ------------------------  ------------------------
Capacity                  Customer Service          Inventory Management      Accounts Payable
  Requirements Planning   Electronic Data           Lot/Serial Control        Accounts Receivable
Engineering Change        Interchange               MES                       Budgeting
  Control                 Estimating                Multi-Plant Control       Cost Accounting
Forecasting               Field Service             Production Activity       Currency and VAT
Master Production         Quoting                   Management                Executive
  Scheduling              Sales Order               Project Management        Information System
Material Requirements     Shipping/Returned         Purchasing/Receiving      Fixed Assets
  Planning                Material                  Quality Control           General Ledger
Product Configurator                                Repetitive Manufacturing  Payroll
Product Definition                                  Shop Floor Data           Personnel
                                                    Collection
                                                    Work Order Control

Business Planning and Engineering Group. The Business Planning and Engineering Group enables manufacturing companies to create high-level business plans from current and historical sales, production and purchasing data. Manufacturing companies use these plans to generate specific product and product family forecasts, as well as capacity models that flow into final and sub-assembly manufacturing, scheduling and purchase plans. Engineering and configuration management define material and routing structures to planning and production and provide visibility to anticipate and coordinate product changes.

Sales, Distribution and Customer Service Group. The Sales, Distribution and Customer Service Group allows a manufacturer to estimate, quote and take orders for standard, configured and custom, "one-of-a-kind" products. The sales made are integrated with the Business Planning and Engineering modules providing actual versus plan reporting.

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

Shipments, order status and invoicing can be transmitted directly to the customer via electronic data interchange ("EDI"). Return material, field service and Help Desk applications are available on line to customer service providing detail service analysis and call tracking.

Production and Material Operations Group. The Production and Material Operations Group provides a means to record, track and measure production, material, labor, quality and cost flows throughout the manufacturing and purchasing processes. Inventory tracking is provided by company, plant, warehouse and location with full traceability. Traditional work order, as well as rate and cell-based just-in-time production is supported and fully integrated with detailed shop floor and quality control reporting. The Production and Material Operations Group provides blanket and contract orders, EDI and detailed supplier analysis reporting in the purchasing application.

Finance and Administration Group. The Finance and Administration Group flows from the operational modules included in the groups described above. This group captures all associated costs and revenues to the General Ledger module as subsidiary ledgers of the Accounts Payable, Accounts Receivable, Payroll, Inventory Management, Shop Floor Data Collection, Shipping/Returned Material and Cost Accounting modules. The costing systems support both actual and standard cost methodologies with additional capabilities for unlimited cost simulation, modeling and reporting. The Financial modules support both distributed and consolidated processing in a multi-company environment and provide complete foreign currency and tax capabilities.

The average price of DataWorks' Avante ERP system (exclusive of hardware) sold to new customer sites in DataWorks' target market increased to approximately $325,000 in 1997 from approximately $251,000 in 1996. As of September 30, 1998, DataWorks licensed the Avante product to more than 1,000 customers at more than 1,200 customer sites.

UPPER TIER: IMPRESA PRODUCT FAMILY

Impresa for MRO (previously called JIT and obtained by DataWorks in its acquisition of Interactive) is a software system consisting of standardized modules and a family of additional integration modules. Impresa for MRO is designed primarily for MRO and contract manufacturing, including a fully integrated suite of software supporting supply chain management, repair and overhaul, manufacturing, quality, financial and project management applications which are designed to support an enterprise's business processes in an industrial company. DataWorks typically sells Impresa for MRO to large organizations in need of a fully integrated enterprise-wide system that can accommodate multiple geographic sites, including international operations.

Impresa for MRO is a complete set of Oracle-based client/server applications which operates in a flexible UNIX operating environment and is designed to manufacturing, accounting and human engineering standards. The major components of Impresa for MRO's architecture are (i) client/server ERP within an open systems UNIX platform; (ii) a three-tiered model (Presentation Clients, Application and Database Servers); (iii) use of the Oracle 4GL toolset and Developer/2000 which provides easy site extension, personalization and deployment of applications on the Internet and Intranet; and (iv) use of the Oracle version 7 database. The Impresa for MRO software application modules can be grouped into the functions of supply chain management, operations, system applications, financial applications, engineering and integration.

The Impresa for Backoffice system, which DataWorks has under development, has been designed to address the ERP needs of the upper tier of the mid-range manufacturing market. This upper tier consists of companies with annual revenues ranging from $200 million to $1 billion. These organizations typically have substantial IS staff because supporting a variety of both standard and custom applications in a dynamic, multi-national corporation requires a significant investment in information services. These enterprises are better able to invest in the tools and technology necessary to support a complex, fully distributed client/server computing environment and to provide the depth of staff and technological expertise to maintain a more "customized" application set.

DataWorks believes its Impresa for Backoffice system will provide valuable depth to its product family and will enable DataWorks to provide a product for the upper tier that is complementary to its mid-tier product, Avante. Generally, DataWorks believes that products currently offered by ERP vendors serving Fortune 1000 firms that might potentially compete with DataWorks in the upper tier of the mid-range manufacturing market are complex and expensive, and usually require a multi-year "custom implementation" process. DataWorks believes the Impresa for Backoffice system can be competitive with the products currently offered by large ERP system vendors by offering superior technology, a more open solution, competitive pricing and shorter, less costly deployment periods. DataWorks intends that the Impresa for Backoffice system, in addition to providing DataWorks with a product solution for the upper tier of the mid-range market, will also provide a migration path for DataWorks' current customers using Avante or an earlier derivative product that may outgrow those ERP systems and require the features of the Impresa for Backoffice system.

The Impresa for Backoffice system is a second generation client/server application for manufacturing, planning, inventory, engineering, distribution, service and finance. While the Avante system provides a tightly coupled 4GL tool set and database architecture, Impresa for Backoffice is built on tools and database architectures from established market leaders, such as Microsoft, IBM, Oracle and Sybase, to promote flexibility and technology independence. DataWorks believes that the flexible and independent Impresa for Backoffice system architecture can be managed with the significant IS resources of typical upper tier manufacturers. Impresa for Backoffice employs an object oriented, three-tier client/server architecture, in which the business logic, database and presentation layers can be allocated independently across multiple processors (servers or clients). This distributed model allows large corporations to deploy a series of smaller, departmental or company servers to replace their existing mainframe computers. DataWorks has designed the Impresa for Backoffice system to be database independent, initially supporting the Microsoft SQL Server and Oracle databases.

Impresa for Backoffice is currently under development. We cannot assure you that DataWorks will commence such shipments on a timely basis, or at all or if timely shipped, that the Impresa Backoffice system will achieve market acceptance. Furthermore, DataWorks has limited experience in selling products to customers in the upper tier of the mid-range manufacturing market and anticipates that selling products to such customers will result in a longer sales cycle and will require a different strategy than DataWorks employs in selling products to customers in the mid-tier market. For example, as part of its upper tier marketing strategy, DataWorks is exploring potential relationships with third party integrators to facilitate implementation of the Impresa for Backoffice system. There can be no assurance that any such relationships will be formed or, if formed, will prove

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

beneficial to DataWorks. Accordingly, even if DataWorks timely commences customer shipments of the Impresa for Backoffice system, there can be no assurance that DataWorks will be successful in effectively marketing the Impresa for Backoffice system or that the Impresa for Backoffice system will achieve market acceptance.

CORE FEATURES AND TECHNOLOGIES

DataWorks provides certain core technologies for the mid-range market across its entire product line, and offers certain development and implementation support tools to facilitate customization and deployment of DataWorks' products.

PORTABILITY AND SCALABILITY

DataWorks provides its products on all major versions of Microsoft NT and UNIX operating systems. These environments enable DataWorks' products to have extensive portability and scalability.

DEVELOPMENT TOOLS

DataWorks has enabled each of its products with a sophisticated 4GL development environment that allows DataWorks' software to be tailored to the unique needs of users while ensuring the integrity of the database and applications. DataWorks' products support a Windows-based GUI providing consistent, familiar desktop interfaces and connectivity to a wide variety of third party products. Traditional screens and reports are managed as templates and forms to provide flexible user views into the database.

The database and development environments of products designed for the lower tier of the mid-range market are tightly integrated to minimize cost and support requirements. Vista provides VB Forms, a powerful form design tool that supports user-definable screen generation. Vantage is written in the Progress 4GL and database, which provides a powerful, graphical development tool set. To serve the mid-tier, DataWorks' Avante tools is an object based development tool utilizing a graphical development environment. Through Avante tools, DataWorks is able to support products across multiple operating systems from a single object code library. The Impresa for Backoffice system is being designed for the upper tier to support Powersoft's Powerbuilder 5.0 and Optima enterprise development suite as the foundation of DataWorks' client/server infrastructure ("CSI") development tool product. DataWorks has designed CSI's "object libraries" to support the complex development and deployment requirements of a global enterprise, and are intended to ensure a consistent look and feel to all functions of the Impresa for Backoffice system.

RDBMS

DataWorks has designed products to run on databases that are best suited for the particular applications required by customers, including Microsoft Foxpro and SQL Server, Progress, Ardent, Oracle and Sybase. SQL, ODBC and sophisticated file transfer capabilities provide immediate access to foreign databases and other host applications. DataWorks has chosen these relational databases in order to maximize the throughput of its customers' transactions, to provide realistic models of business data and to maximize price and performance under the budget constraints of its customers in each tier of the mid-range market.

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

SMARTLINKS

DataWorks' SmartLinks interface to third party applications provides a standard parameterized interface mechanism between the Avante product and associated data and modules within selected third party applications. DataWorks has established links to a broad range of third party applications, such as Microsoft Office and Autodesk AutoCad, for computer aided design, scanned images, database graphics, word processing, spreadsheets, multimedia, sales contact management, forecasting and project planning. DataWorks plans to expand the SmartLinks capabilities to its other products.

DEPLOYMENT TOOLS

DataWorks' SmartTools data conversion system is a means for new customers, implementation consultants or existing customers to convert data from either legacy systems or third party applications, and process that data through the business rules of DataWorks' ERP systems. SmartTools can greatly shorten the time needed to build conversion routines and significantly increases conversion accuracy. SmartTools electronically takes conversion data from the legacy system and simulates the data being entered through a keyboard or generated programmatically by the DataWorks system.

THIRD PARTY PRODUCTS

DATABASES

DataWorks separately licenses database products to its customers. Microsoft Foxpro and Progress support the Vista and Vantage product lines, respectively, and the Ardent databases support the Avante product. DataWorks has designed Impresa for Backoffice as a database independent application, and Impresa for Backoffice will initially support the Oracle, Sybase and Microsoft SQL Server databases.

CLIENT TOOLS

DataWorks' products support PC-based GUIs that manage application presentation, desktop tools and network communications, and facilitate the client workstation. DataWorks incorporates client GUI and development tools such as Microsoft Visual Foxpro, Progress, Borland Delphi and Sybase Powerbuilder.

HARDWARE

As part of its turnkey solutions, at the request of a customer DataWorks can provide complete third party computer hardware systems and related computer peripherals. In such situations, either the third party vendor ships hardware, or DataWorks resells the products. DataWorks does not typically carry hardware inventory in either case. DataWorks implements its ERP systems on a number of hardware platforms, including Hewlett-Packard Company ("Hewlett-Packard"), IBM, Data General, Digital Equipment Corporation ("DEC") and Intel Pentium and other x86-based systems. Configurations may be host-based, server-oriented, or full client/server with highly networked solutions, in which DataWorks may participate in providing network hardware solutions. Additionally, DataWorks offers peripherals, factory data collection equipment and communications equipment for resale to its customers.

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

NETWORKS

DataWorks supports a wide variety of network communication protocols as part of its turnkey product support. DataWorks has support agreements with regional and national communications suppliers and network suppliers to facilitate the design and implementation of these environments.

SERVICE AND SUPPORT

DataWorks offers a full complement of services that allow its customers to maximize the benefits of DataWorks' software products, including project management, consulting, implementation, education and multi-media training, professional programming, system integration and support, video conferencing, maintenance and customer service. DataWorks' services are not typically included in the price of its software. DataWorks bills maintenance support annually in advance, while implementation, consulting and programming services are billed monthly as incurred.

IMPLEMENTATION SUPPORT PROGRAM

DataWorks offers its customers an Implementation Support Program ("ISP") with their initial system order or significant upgrade to an existing system installation. ISP provides a variety of project management and consulting services to assist in rapid implementation and deployment of DataWorks' business solutions. Services offered include a variety of site-specific technical and consulting services to assist in all phases of the implementation process. DataWorks may also provide assistance in integrating its products with the customer's other software, such as automated systems and devices for factory automation and shop floor data collection. In addition, DataWorks offers "first call" support that allows customers to call DataWorks with service inquiries. As part of the implementation of its software, DataWorks employs a pilot program that allows certain of its customers to simulate running their businesses with the new software prior to full-scale "live" implementation of the new system. The entire implementation process, and specifically the pilot programs, are greatly aided by DataWorks' SmartTools product. Pilot program simulations for more complex businesses are conducted in an integrated series of hands-on classroom exercises that emphasize system controls and procedures, using a database generated by SmartTools that accurately represents the customer's business. By simulating a number of relevant business scenarios, the pilot program gives key users valuable experience with DataWorks' software, generates involvement in and commitment to the new system and provides a means to track the progress of the implementation of the system before actual full-scale use.

CUSTOMER SUPPORT PROGRAM

DataWorks offers its customers a Comprehensive Support Program ("CSP"). DataWorks bases the cost of CSP on a percentage of list price of the DataWorks software purchased and generally bills the cost of CSP annually in advance. Through CSP, DataWorks provides product enhancements and updates that maintain the customers' software and documentation to the then-current standard release level licensed and supported by DataWorks. CSP also includes hotline telephone support during extended business hours for questions regarding software use. This support is available to customers up to 24 hours per day, seven days per week, as a separately priced option.

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

EDUCATION AND TRAINING

DataWorks offers education and training services that provide customers with a formalized program to ensure that customers implement and utilize applications in an efficient and cost-effective manner. DataWorks also offers its customers a variety of software installation, technical support and user training services, both on-site and in DataWorks' regional training centers. Customized education and training programs are also available to meet customers' specific development needs.

PROFESSIONAL CONSULTING SERVICES

DataWorks provides an array of on-site and classroom implementation and training services that are tailored to the complexity of each of the Company's ERP systems. DataWorks assigns each new customer site an Account Manager who coordinates DataWorks' activities with the customer. These activities include project management, hardware/software installation scheduling, classroom education scheduling, on-site training, conversion planning and pilot simulation supervision. Windows-based project management software maintains a detailed project plan, resource list, and schedule of events for each phase of the implementation. Designed to meet the return on investment objectives of the customer, the project plan is the customer's key feedback and monitoring mechanism for managing the success of the implementation. The Account Manager and an assigned team are responsible for guiding the new customer from initial installation through successful operation of the system in a live environment. The Account Manager is also the initial point of contact to introduce other DataWorks resources to the customer. The implementation of Vista typically only requires such services on a limited basis.

PROFESSIONAL PROGRAMMING SERVICES

DataWorks provides professional programming services, including custom applications analysis, design, development, training and deployment for most of its ERP solutions. Custom software projects may range from simple report development to designing and programming complete applications and integrating legacy systems.

Throughout the project, DataWorks provides software and design reviews to the customer as defined in the project specification. Upon project completion, DataWorks delivers custom software under revision control to a test database where the customer conducts compliance testing. The revision control tools within Avante allow testing, deployment and management of new enhancements without affecting current software releases. DataWorks creates all software enhancements of Avante, regardless of scope, using the Object Preview development environment, and all such software enhancements conform to DataWorks' published guidelines for standards and conventions.

PRODUCT DEVELOPMENT

DataWorks focuses product development efforts on enhancement of its existing products and introduction of its Impresa for Backoffice system. At September 30, 1998, DataWorks had approximately 180 full-time employees in product development. Research and development expenses are comprised primarily of salaries and a portion of DataWorks' overhead for its in-house staff and amounts paid to outside consultants, as appropriate, to supplement the product development efforts of its in-house staff. Research and development expenses are charged to operations as incurred. Gross research and

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

development expenditures totaled approximately $14.3 million in 1997 and $11.4 million in 1996. Gross research and development expenditures included amounts for capitalized software totaling $3.8 million in 1997 and $2.5 million in 1996.

DataWorks plans to continue to enhance its Vista, Vantage, and Avante application products and to develop its Impresa for Backoffice system to suit the evolving needs of the manufacturing market served by DataWorks. In particular, DataWorks intends to pursue improved functionality on existing application modules and the creation of new modules. In addition to applications development, DataWorks will seek to improve its object-oriented development environment, with two fundamental objectives: continued user empowerment with emphasis on ease-of-use, and increased flexibility to make changes to the base products to suit specific customer requirements. Internet/Intranet enabled applications will continue to be a focus of development throughout the entire product line. The DataWorks Open Integration Environment will expand traditional supply chain EDI communication protocols with Object EDI and encapsulated "business objects." DataWorks expects to continue to enhance the capabilities of its MES and factory data collection applications to address the increasing focus on real time, wireless data collection and acquisition. DataWorks also expects to enhance its strategic planning and decision support capabilities through offerings in the area of third party report writers, data warehousing and data mining products. DataWorks plans to continue to expand its API and object frameworks across all products thereby enhancing each systems ability to access the global supply chain.

SALES AND MARKETING

DOMESTIC

DataWorks sells its products in the United States primarily through a direct sales force. As of September 30, 1998, DataWorks had 175 full-time and 48 part-time employees in its domestic sales organization, including sales representatives, pre-sale consultants, telemarketers and sales management personnel.

The key components of DataWorks' domestic sales strategy include sophisticated prospect development and sales cycle management processes. DataWorks uses a combination of electronic prospective client databases, computer aided telemarketing and field sales methodologies to identify potential candidates for its ERP systems from within its targeted markets who are in the early stages of searching for a new business management system. This process accounts for a large percentage of DataWorks' new accounts and lessens the need for the sales force to engage in territory prospecting activities of its own. DataWorks monitors prospective customers through a comprehensive prospect management system that breaks the sales cycle into several phases, each with multiple measurement points, to properly assess the prospective client base.

DataWorks' domestic sales strategy also emphasizes a "regionalization" concept. DataWorks believes a strong local presence is an important factor in addressing the needs of mid-range manufacturers and establishing mutually beneficial long-term relationships. Under DataWorks' regionalization approach, DataWorks has decentralized much of its client development activity, customer services and customer account responsibilities. DataWorks has regional centers in Irvine, California; San Jose, California; Chicago, Illinois; Burlington, Massachusetts; Dallas, Texas; Philadelphia, Pennsylvania; and Atlanta,

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

Georgia. In addition, DataWorks has local offices in 10 other locations across the United States. DataWorks intends to open two additional full-service regional centers by late 1998.

INTERNATIONAL

DataWorks currently addresses the international market with direct sales efforts through its wholly-owned subsidiaries in the United Kingdom and France and through product-specific distributor agreements in Germany, Australia and Canada. To date, DataWorks has not generated a material amount of revenue through these distributor agreements. DataWorks plans to increase its international sales efforts through expanded direct sales and additional distribution arrangements, each to be supported by DataWorks' domestically developed prospect development and sales cycle management processes.

COMPETITION

The business information systems industry is intensely competitive, rapidly changing and significantly affected by new product offerings and other market activities. A number of companies offer products similar to DataWorks' products which are directed at the market for ERP systems. Many of DataWorks' existing competitors, as well as a number of potential competitors, have more established and larger marketing and sales organizations, significantly greater financial and technical resources and a larger installed base of customers than DataWorks. In addition, customers who have a large installed base of legacy systems may resist committing the time and resources necessary to convert to an open systems, client/server-based software product. DataWorks has no significant proprietary barriers to entry which would limit competitors from developing similar products or selling competing products in DataWorks' markets. Accordingly, there can be no assurance that such competitors will not offer or develop products that are superior to DataWorks' products or that achieve greater market acceptance.

In addition, suppliers of RDBMS or companies that develop management information software applications for large multinational manufacturers are beginning to market to the upper tier of the mid-range market targeted by DataWorks or otherwise develop applications that compete effectively in DataWorks' markets. Furthermore, DataWorks intends to expand its marketing and product development efforts toward the upper end of its target market, which could result in increased competition. As a result, competition (including price competition) is likely to increase substantially, which may result in price reductions and loss of market share. In addition, potential customers may increasingly demand that ERP systems incorporate certain popular RDBMS software not currently integrated into certain of DataWorks' product offerings that are offered by its competitors. As the client/server computing market expands, a large number of companies, some with significantly greater resources than DataWorks, may enter the market or increase their market share by acquiring or entering into alliances with competitors of DataWorks. There can be no assurance that DataWorks will be able to compete successfully against its competitors or that the competitive pressures faced by DataWorks will not adversely affect its financial performance.

DataWorks has a large number of competitors that vary in size, primary computer platforms and overall product scope. Within its market, the primary competition comes from independent software vendors in four distinct groups including (i) large multinational system developers in the upper tier of DataWorks' mid-range market, including Baan Company, Oracle and QAD, Inc., (ii) companies offering high levels of functionality on

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

the AS/400 platform such as System Software Associates, Inc. and J.D. Edwards Company, (iii) traditional mid-range market sector firms such as ROI Systems, Inc. and Symic Systems, Inc., and (iv) lower priced PC network-based offerings from companies such as Fourth Shift Corporation, Lilly Software Associates and Macola Software, Inc. There is also a large number of regional manufacturing software suppliers who leverage as competitive advantages their concentrated local support, reputation and, typically, lower price.

DataWorks' principal market is highly fragmented and consists of a few large multinational suppliers and a much larger number of small, regional competitors. DataWorks believes that its industry will experience consolidation as business information systems become more complex and as more manufacturers adopt sophisticated business information systems, forcing smaller companies in the industry to specialize or merge with their competitors. In order to compete effectively in the broad markets which DataWorks presently targets, DataWorks will need to continue to grow and attain sufficient size to ensure that it can develop new products on a timely basis in response to evolving technology and new customer demands and can sell such products to a variety of manufacturing industries worldwide. No assurance can be given that DataWorks will be able to grow sufficiently to enable it to compete effectively.

DataWorks believes its use of open systems technologies is an important competitive factor. DataWorks also believes that the number of competitors offering open systems solutions will grow significantly over the next several years. Additionally, DataWorks believes that the typical mid-range customer desires an easy-to-use, highly functional 4GL environment, fully integrated throughout the ERP system, which DataWorks has provided through its internally produced development tool set. DataWorks anticipates that a significant source of future competition may be from larger manufacturing software companies that may tailor their products for the mid-range market. Only a few of the larger and better capitalized software systems companies currently compete in DataWorks' targeted market. There can be no assurance that such companies will not develop products that are superior to DataWorks' products or that achieve greater market acceptance.

The principal elements affecting the buying decision of customers in the mid-range sector are comprehensive application functionality that addresses a wide range of business areas, rapid system deployment, ease-of-use, strong performance, quality of customer support, a fully integrated application set supported by a user-oriented 4GL development environment that allows for easy modification to applications where needed, price and customer references. It is also mandatory that the ERP system be enhanced on a regular basis throughout the license or maintenance term and that such product enhancements be properly supported by necessary revision control software provided by the vendor. In order to be successful in the future, DataWorks must respond effectively to customer needs and properly select and incorporate those technologies and application functionalities that will meet the challenges posed by competitors' innovations. To accomplish this critical objective, DataWorks must continue to invest in enhancing its current products and, when necessary, introduce new products to remain competitive. There can be no assurance that DataWorks will be able to continue to invest in such enhancements or new products, or introduce such enhancements or new products in a timely fashion or at all.

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

INTELLECTUAL PROPERTY

DataWorks regards its products as proprietary trade secrets and confidential information. DataWorks relies on a combination of copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other industry standard methods for protecting ownership of its proprietary software. There can be no assurance, however, that, in spite of these precautions, an unauthorized third party will not copy or reverse-engineer certain portions of DataWorks' products or obtain and use information that DataWorks regards as proprietary. In addition, the laws of some foreign countries do not protect DataWorks' proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the mechanisms used by DataWorks to protect its software will be adequate or that DataWorks' competitors will not independently develop software products that are substantially equivalent or superior to DataWorks' software products.

DataWorks licenses products to end users under license agreements which are generally in standard form, although each license is individually negotiated and may contain variations. The standard form agreement allows the end user to use the products solely on the end user's computer equipment for the end user's internal purposes, and the end user is generally not permitted to sublicense or transfer the products. DataWorks licenses the source code for its application software to its customers to enable them to customize the software to meet particular requirements. DataWorks' standard form agreement includes a confidentiality clause protecting the products. In the event of termination of the license agreement, the end user remains responsible for any accrued and unpaid license fees and confidentiality obligations. However, there can be no assurance that such customers will take adequate precautions to protect DataWorks' source code or other confidential information.

DataWorks' has one software patent application pending, but there can be no assurances that a patent will be issued or that, if a patent is issued, it will provide DataWorks with competitive advantages or will not be challenged by others. DataWorks believes that it has all necessary rights to market its products, although there can be no assurance that third parties will not assert infringement claims in the future. DataWorks may receive notices from third parties claiming that DataWorks' products infringe third party proprietary rights. DataWorks expects that, as the number of software products in the industry increases and the functionality of these products further overlaps, software products will increasingly be subject to such claims. Any such claim, with or without merit, could result in costly litigation and require DataWorks to enter into royalty or license arrangements. Such royalty or license arrangements, if required, may not be available on terms acceptable to DataWorks or at all.

DataWorks believes that, due to the rapid pace of innovation within the computer industry, factors such as technological and creative skill of personnel, knowledge and experience of management, name recognition, maintenance and support of software products, the ability to develop, enhance, market and acquire software products and services, and strategic relationships in the industry are more important in establishing and maintaining a leading position within the industry than are patent, copyright and other legal protections for intellectual property.

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

EMPLOYEES

At October 31, 1998, DataWorks had 1,215 full-time employees, including 468 in sales and marketing, 214 in product development, 418 in support services and 115 in finance and administration. DataWorks also has 45 part-time employees, primarily in the telemarketing area. DataWorks' employees are not represented by any collective bargaining organization, and DataWorks has never experienced a work stoppage. DataWorks believes that its relations with its employees are good. The loss of certain key employees or DataWorks' inability to attract and retain other qualified employees could have a material adverse effect on DataWorks' business and operations.

PROPERTY

DataWorks leases the majority of its facilities in or near the following cities:

                             APPROXIMATE        LEASE
         LOCATION            SQUARE FEET   EXPIRATION DATE     PRINCIPAL ACTIVITIES
         --------            -----------   ---------------   -------------------------
San Diego, CA..............    48,000           June 1999    Corporate HQ, Sales and
                                                             Marketing
San Diego, CA..............    44,000        January 2000    Product Development and
                                                             Customer Support
San Diego, CA..............     9,600           July 1999    Impresa for MRO
                                                             Operations
Irvine, CA.................    25,000         August 2001    Sales, Marketing and
                                                             Customer Support
Minneapolis, MN............    30,000          April 2002    DCD Operations
Minneapolis, MN............    12,000        January 2002    Impresa for MRO
                                                             Operations (formerly JIT)
Burlington, MA.............    19,000          April 2003    Sales, Marketing and
                                                             Customer Support
London, England............    14,000      September 2004    Regional HQ, Sales,
                                                             Marketing and Customer
                                                             Support
Paris, France..............    16,000           June 2007    Sales, Marketing,
                                                             Customer Support and
                                                             Administration
Laidscheesdam,                 13,000        January 2009    Sales and Product
  Netherlands..............                                  Localization

DataWorks also has approximately 17,000 square feet of office space under lease and rental agreements in various locations across the United States and approximately 13,000 square feet of office space in the United Kingdom and Europe in support of its regional activities with expiration dates ranging from 1998 through 2004.

DataWorks believes that its facilities are adequate for its current needs and that suitable additional or substitute space will be available as needed to accommodate expansion of DataWorks operations.

LEGAL PROCEEDINGS

DataWorks, and certain of its officers, directors and former officers, consisting of Stuart W. Clifton, Norman R. Farquhar, Mark Hellinger, Robert W. Brandel, Nathan W. Bell and Ronald S. Parker, have been named as defendants in a lawsuit alleging violations of the

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

federal securities laws. The complaint, which was filed on November 3, 1998 in the United States District Court for the Southern District of California, purports to be brought on behalf of a class of stockholders, and alleges that between January 28, 1998 and July 16, 1998, the defendants issued misleading statements concerning DataWorks' acquisition of Interactive Group, Inc. and sales of certain products. The complaint does not specify the dollar amount of damages alleged or relief requested. Platinum is also named in the lawsuit as a defendant as a successor of DataWorks. DataWorks intends to defend itself vigorously in the lawsuit, and denies the allegations in the complaint.

DataWorks is also engaged in legal actions arising in the ordinary course of its business and believes that the ultimate outcome of these actions will not have a material adverse effect on its financial position or results of operations.

               DATAWORKS MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITIONS AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with the selected historical financial data, and the historical financial statements and the Notes thereto included elsewhere in this Joint Proxy Statement/Prospectus. Additionally, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties, such as statements of DataWorks' plans, objectives, expectations and intentions. The cautionary statements made in this Joint Proxy Statement/Prospectus should be read as applicable to all related forward-looking statements that appear in this Joint Proxy Statement/Prospectus. DataWorks' actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those risks discussed in this section and the sections entitled "Risk Factors" and "DataWorks Business" as well as those discussed elsewhere in this Joint Proxy Statement/ Prospectus. See "Forward-Looking Statements."

OVERVIEW

DataWorks was incorporated in 1986 and develops, markets, implements and supports open systems, client/server-based ERP software for mid-range, discrete manufacturing companies with annual revenues between $3 million and $1 billion. DataWorks' products and services facilitate enterprise-wide management of resources and information and allow mid-range manufacturers to reduce order fulfillment cycle times, improve operating efficiencies and measure critical company performance against defined plan objectives.

In September 1997, DataWorks acquired Interactive Group, Inc. ("Interactive") in a stock-for-stock transaction that was accounted for as a pooling-of-interests. The financial results of DataWorks contained in this Joint Proxy Statement/Prospectus include the financial results of Interactive. DataWorks believes its acquisition of Interactive offers major advantages in three key areas: significantly enhanced international operations, including established international channels, six offices in Europe as well as a substantial distributor in Germany; more comprehensive mid-tier product offerings; and substantial critical mass which makes DataWorks one of the largest mid-range ERP providers in the world.

In September 1996, DataWorks acquired DCD Corporation ("DCD") in a stock-for-stock transaction that was accounted for as a pooling-of-interests. The financial results of DataWorks contained in this Joint Proxy Statement/Prospectus include the financial results of DCD. In May 1994, DataWorks acquired Madic-Compufact Corporation ("MCC") principally for cash in a transaction accounted for as a purchase. DataWorks believes that the DCD and MCC acquisitions allowed it to achieve several important strategic objectives, including the ability to better serve the lower tier of mid-range manufacturers and the addition of complementary products to better serve the make-to-order markets. The acquisitions also allowed DataWorks to expand geographically and to increase its customer and revenue base.

In December 1995, Interactive acquired all the outstanding shares of Just In Time Enterprise, Inc. ("JIT") for cash, a note payable and the assumption of liabilities in a transaction accounted for as a purchase. The acquisition of JIT and its Oracle-based manufacturing software may allow DataWorks to participate in the more lucrative high end market for relational database and software development technology. Because the acquisition of JIT was accounted for as a purchase, the financial results of JIT prior to January 1995 are not included in DataWorks' financial results.

Due to intense competition in the computer hardware market and an increasing tendency for customers, particularly new accounts, to purchase hardware directly from third party vendors, DataWorks has experienced declining hardware revenues as a percentage of each system it sells and declining profit margins with respect to such hardware revenues. In the past, gross profit from hardware sales has not been a significant part of DataWorks' total gross profit, and DataWorks believes this trend will continue.

DataWorks believes its success has been due in part to its strategy of focusing marketing and development resources on eight "highly engineered product" industries within the mid-range discrete manufacturing market sector. DataWorks is unaware of any of its competitors specifically targeting the same group of industries. There can be no assurance that competitors with significantly greater financial, technical and marketing resources than DataWorks will not target these particular industries.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain condensed consolidated statement of operations data:

                                                                       NINE MONTHS
                                                  YEARS ENDED             ENDED
                                                  DECEMBER 31,        SEPTEMBER 30,
                                              --------------------    -------------
                                              1997    1996    1995    1998     1997
                                              ----    ----    ----    ----     ----
CONDENSED CONSOLIDATED STATEMENT OF
  OPERATIONS DATA
REVENUES:
  Software licenses.........................   51%     47%     45%     45%      48%
  Maintenance and other services............   41      41      39      49       44
  Hardware..................................    8      12      16       6        8
                                              ---     ---     ---     ---      ---
          Total revenues....................  100     100     100     100      100
Cost of revenues............................   41      45      43      46       43
                                              ---     ---     ---     ---      ---
Gross profit................................   59      55      57      54       57
OPERATING EXPENSES:
  Sales and marketing.......................   28      25      26      28       28
  General and administrative................   13      13      13      13       13
  Research and development..................    7       8      11       8        8
  Acquisition and related costs.............   11       2      --      --       16
  ESOP contribution.........................   --      --       1      --       --
                                              ---     ---     ---     ---      ---
          Total operating expenses..........   59      48      51      49       65
                                              ---     ---     ---     ---      ---
Income from operations......................    0%      7%      6%      5%     (8)%
                                              ===     ===     ===     ===      ===

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997

Revenues -- Total revenues increased $24.2 million or 24% to $124.8 million for the nine months ended September 30, 1998 from $100.6 million for the same period in the prior year. The nine month revenues reflected a continued growth of software licenses and maintenance and other service revenues. Software sales increased 17% while maintenance and other services increased 38% for the first nine months of 1998. The growth in software license revenue was attributable to sales of the DataWorks lower tier products, Vista and Vantage, and Avante international sales, partially offset by lower domestic Avante sales. The growth in maintenance and other services revenues was a result of the increase in software license agreements, which provide for initial maintenance, training, installation and support services. Hardware revenues decreased slightly from the same prior year period as a result of de-emphasized third-party hardware sales.

As a percentage of DataWorks' total revenues, international revenues represented 22% during 1998 as compared with 16% in 1997. The increase in international revenues consisted primarily of sales from DataWorks' UK subsidiary and to a lesser extent its Netherlands subsidiary, which was purchased June 1998, and its French subsidiary, which was purchased July 1997.

Cost of Revenues -- Total cost of revenues increased $14.7 million or 34% to $57.8 million for the nine months ended September 30, 1998 from $43.1 million in the same prior year period. Cost of software licenses as a percentage of software revenue remained relatively constant while the cost of maintenance and other services as a percentage of related revenues increased to 75% from 70% for the first nine months of 1998 as compared to the same period in 1997. These expenses were impacted by the 1998 shift toward relatively higher service revenue, which bear a higher cost than maintenance revenue. DataWorks has made a significant investment in its professional consulting service organization, which has experienced increased growth during 1998.

Gross Profit -- Gross profit increased $9.5 million or 17% to $67.0 million from $57.5 million for year to date 1998, representing 54% and 57% of total revenues, respectively. The increase in absolute dollars was directly related to the increase in total revenues. Gross profit, as a percentage of revenues, was unfavorably impacted by the change in product mix between software revenues, which have a higher gross margin, and maintenance and other services, which have a lower gross margin.

Sales and Marketing Expenses -- Sales and marketing expenses increased $6.6 million or 23% to $35.1 million in the nine months ended September 30, 1998 from $28.5 million for the same period in 1997, representing a constant 28% of total revenues. The absolute dollar increase was primarily attributable to DataWorks' expanded direct sales force, increased commissions associated with the higher revenues, increased marketing efforts, and additional facility costs.

General and Administrative Expenses -- General and administrative expenses increased $2.7 million or 21% to $15.7 million for the nine months ended September 30, 1998 from $13.0 million for the same period in 1997, representing 13% and 13% of the total revenues, respectively. The increase, in absolute terms, resulted primarily from increases in staffing and information systems infrastructure to support DataWorks' growth as well as increases in expenses associated with the expanding operations of its foreign subsidiaries.

Research and Development Expenses -- DataWorks continues to invest heavily in the future by funding research and development projects. Research and development expenses are comprised primarily of salaries and a portion of DataWorks' overhead for its in-house staff and amounts paid to outside consultants, as appropriate, to supplement the product development efforts of its in-house staff. Research and development expenses are charged to operations as incurred. However, certain software production costs related to DataWorks' Impresa for Backoffice product, are capitalized pursuant to Statement of Financial Accounting Standards No. 86, "Accounting for Software Costs." Amortization of these costs will begin on a module by module basis when the product is initially released, which is expected sometime in 1999. As of September 30, 1998, the amount capitalized for Impresa for Backoffice was $7.9 million. In addition to in-house software development costs, DataWorks purchased certain capitalized software, which has already reached technological feasibility, from third-party software providers totaling $1.2 million for the nine months ended September 30, 1998.

Gross research and development expenses increased $3.0 million or 34% to $11.8 million in the nine months ended September 30, 1998 from $8.8 million for the same period in 1997, representing a constant 9% of total revenues in period. Gross research and development expenditures included capitalized software costs related to Impresa for Backoffice of $1.3 million and $1.0 million for the second quarters of 1998 and 1997, respectively.

Restructuring costs -- Restructuring costs of $0.5 million during the nine months ended September 30, 1998 represent the non-recurring costs incurred as part of the initial phase of a company-wide reorganization. These costs were primarily due to severance packages offered to three executives within DataWorks. During October 1998, DataWorks incurred $1.5 million related to the reorganization and workforce reduction and during the remainder of the fourth calendar quarter of 1998, DataWorks expects to record an additional $2.5 million of non-recurring expenses.

Acquisition costs -- Acquisition and restructuring costs of $15.6 million in 1997 represent the non-recurring costs incurred during the acquisition of the Interactive Group, Inc.

Other Income, Net -- Other income consists primarily of interest and dividend income offset slightly by interest expense. Other income for the nine months ended September 30, 1998 was impacted by the decreased balance of cash, cash equivalents and short term investments as compared to the same 1997 periods.

Provision for Income Taxes -- During 1998, DataWorks' effective income tax rate has remained a constant 37% as compared to 36% in 1997. The estimated annual effective tax rate is relatively sensitive to the results of operations in various foreign subsidiaries. Consequently, such projections may change in future periods and the actual effective tax rate could differ from the current estimate.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND 1996

Total Revenues -- Software license fees and related services, including software maintenance, consulting and custom programming, are DataWorks' principal sources of revenues. In addition, DataWorks resells third party hardware and operating systems software to provide turnkey systems solutions.

Total revenues for the year ended December 31, 1997 increased $30.1 million or 26% to $147.0 million from $116.9 million in 1996. The growth in total revenues was primarily a result of increases in the sales of software licenses and in maintenance and other service revenues offset slightly by a reduction in third party hardware sales. Revenues from DataWorks' international operations as a percentage of total revenues remained unchanged at 17% for both 1997 and 1996.

Software License Revenues -- Revenues from DataWorks' non-cancelable software licenses are recognized upon delivery of the products, provided no significant Company obligations remain and collection of the related receivable is deemed probable. Software license fees accounted for $74.7 million or 51% of total revenues in 1997, up from $55.1 million or

47% of total revenues in 1996, an increase of $19.6 million or 35% in absolute dollars. This growth was primarily attributable to continued demand, which was strengthened by the recent acquisition of Interactive, for DataWorks' ERP systems from its targeted companies. In addition, the increase in system sales was indirectly a result of expansion of the domestic and international sales force and increased marketing efforts.

Cost of Software License Revenues -- The cost of software license revenues consists primarily of the cost of software products and firmware security devices provided by third party suppliers and sold with DataWorks' systems. For the year 1997, the cost of software license revenues increased $2.6 million or 40% to $9.2 million compared to $6.6 million in 1996. As a percentage of software license revenues, cost of software licenses remained unchanged at 12% for 1997 and 1996. The increase in absolute dollars was directly related to the increase in software license revenues.

Maintenance and Other Service Revenues -- Maintenance and other service revenues include fees primarily from software maintenance, consulting, education and custom programming services. DataWorks' software license agreements provide on-going maintenance, education, and installation support services. Software maintenance revenues are generally prepaid and recognized ratably over the maintenance agreement period. Consulting, education and custom programming revenues are generally paid and recognized as the services are performed. Revenues from maintenance and other services increased $12.5 million or 26% to $60.9 million in 1997 compared to $48.3 million in 1996. However, as a percentage of total revenues, it remained at a constant level of 41% for both years. The absolute dollar increase was reflective of DataWorks' growing installed customer base which subscribes to ongoing maintenance support and, to a greater extent, an increase in revenues from support services generated by DataWorks' expanding professional services staff.

Cost of Maintenance and Other Service Revenues -- DataWorks provides its software maintenance, consulting and custom programming services through a professional in-house staff. The cost of these services is primarily salaries and a portion of DataWorks' overhead cost and, to a lesser extent, third party product support costs. For the year 1997, cost of maintenance and other services increased $7.2 million or 20% to $42.8 million compared to $35.6 million in 1996. As a percentage of related revenues, cost of maintenance and other services decreased to 70% in 1997 compared to 74% in the prior year. Conversely, the gross profit percentage increased to 30% in 1997 compared to 26% experienced in 1996. The increase in absolute dollars was primarily attributable to the continued expansion of DataWorks' professional service organization required to support growth in new customer accounts which included the addition of 56 professional staff during 1997. The increase in gross profit percentage experienced from maintenance and other service activities resulted from improved productivity of DataWorks' consulting staff, particularly related to a significant number of technical professionals hired and internally trained during 1996.

Hardware Revenues -- Hardware revenues include computers (primarily servers), data collection equipment, peripherals and related network and communications products purchased from third party vendors and sold through DataWorks to its customers. Hardware revenues decreased $2.1 million or 16% to $11.3 million in 1997 from $13.4 million in 1996. As a percentage of total revenues, hardware revenues represented 8% in 1997 compared to 12% in the prior year. The reduction in hardware revenues reflects an increasing tendency for new customers, who purchase smaller systems, to purchase

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

hardware directly from third party vendors. This tendency and the increased pressure on profit margins in computer hardware caused by increased competition has caused DataWorks to experience declining hardware revenues, and DataWorks anticipates the trend to continue in the future.

Cost of Hardware Revenues -- The cost of hardware revenues consists primarily of the cost of the computers (primarily servers), data collection equipment, peripherals and related network and communications products purchased from third party vendors. For the year 1997, the cost of hardware decreased $1.3 million or 13% to $8.6 million compared to $9.9 million in 1996. As a percentage of hardware revenues, cost of hardware increased to 76% for 1997 compared to 74% in 1996. The decrease in absolute dollars was directly related to the decrease in hardware revenues whereas the decrease in gross profit percentage was attributable to the increased competition in the computer hardware market. Recently, gross profit from hardware sales has not been a significant part of DataWorks' total gross profit, and DataWorks believes this trend will continue.

Gross Profit -- Gross profit increased $21.5 million or 33% to $86.3 million in 1997 from $64.8 million in 1996 and increased as a percentage of total revenues to 59% from 55%, respectively. These increases were due primarily to the increase in software license revenues, (which carry a higher gross profit percentage), as a percentage of total revenues, and to a lesser extent, the increase in maintenance and other services revenues experienced in 1997.

Sales and Marketing Expenses -- Sales and marketing expenses consist of salaries, commissions and related overhead costs for the sales and marketing activities of DataWorks, including advertising, promotion, trade show participation and public relations costs. Sales and marketing expenses increased $10.8 million or 37% to $40.5 million in 1997 compared to $29.7 million in 1996 and increased as a percentage of revenues to 28% from 25% for the same period. The increases in sales and marketing expenses were attributable to DataWorks' direct sales force expansion and enhanced marketing efforts, travel, commissions and other expenses directly related to the increased sales activity. In conjunction with these efforts, DataWorks hired 47 additional sales and marketing personnel during 1997, with an emphasis on increasing its European presence. DataWorks expects sales and marketing expenses will continue to increase in absolute dollars as DataWorks continues to expand its sales and marketing programs.

General and Administrative Expenses -- General and administrative expenses include costs of corporate services functions including accounting, human resources and legal services, as well as the corporate executive staff. General and administrative expenses increased $4.6 million or 32% to $19.3 million in 1997 compared to $14.7 million in 1996. As a percentage of total revenues, general and administrative expenses remained unchanged at 13% for 1997 and 1996. The increase in absolute dollars was attributable to DataWorks' continued expansion into Europe, which included the business development and infrastructure costs for regional offices in France, Nordic, Ireland and the Netherlands, and expenses associated with the development and support of the Evosoft distributorship for Germany and Hungary. Domestically, the increase was due to additional personnel required to support the growth in DataWorks' operations. DataWorks anticipates that these costs will continue to increase in absolute dollars.

Research and Development Expenses -- Research and development expenses are comprised primarily of salaries and a portion of DataWorks' overhead for its in-house staff and

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

amounts paid to outside consultants, as appropriate, to supplement the product development efforts of its in-house staff. Research and development expenses are charged to operations as incurred. Certain software production costs related to DataWorks' Impresa for Backoffice product (previously called ECS), however, are capitalized as required by Statement of Financial Accounting Standards No. 86, "Accounting for Software Cost." In addition, DataWorks includes in capitalized software purchases of research and development which has reached technological feasibility. In connection with the Interactive acquisition, DataWorks acquired certain Oracle-based products which has allowed DataWorks to redirect and focus its Impresa for Backoffice product to the Microsoft-centric Sequel Server-based product. As a result of the overlap in development efforts, DataWorks wrote-off $3.6 million of capitalized software costs related to Impresa for Backoffice as acquisition and related costs during 1997. As of December 31, 1997, the amount capitalized for Impresa for Backoffice, totaled approximately $4.3 million. Amortization of these costs will begin when the product is initially released, which is expected sometime in 1999. DataWorks does not capitalize internally developed software costs for any product other than Impresa for Backoffice.

Gross research and development expenditures increased $2.9 million or 25% to $14.3 million in 1997 compared to $11.4 million in 1996, which represents 10% of total revenues for each year. Gross research and development expenditures in 1997 and 1996 included amounts for capitalized software totaling $3.8 million and $2.5 million, respectively. The increase in gross expenditures was due primarily to the employment of additional development personnel and related overhead costs required to support DataWorks' level of investment in research and development and the translation and localization of DataWorks' software which it believes are necessary to maintain a competitive position in its targeted market. DataWorks anticipates continued increased expenditures on research and development for both the enhancement of current products and the addition of new products.

Acquisition and Related Costs -- Acquisition and related costs of $15.6 million in 1997 represent the costs incurred in connection with the acquisition of Interactive. These costs included investment banking fees, legal and accounting fees and expenses necessary to integrate and combine the operations of the two companies. At December 31, 1997, included in other accrued liabilities were approximately $1.5 million of anticipated integration and severance costs anticipated to be paid during 1998. There can be no assurance that DataWorks will not incur additional charges in future periods to reflect costs associated with the integration of the two companies. For the 1996 year, acquisition and related costs of $3.7 million represent the transaction costs incurred in connection with the acquisition of DCD.

Other Income (Expense), net -- Other net income (expense) consists primarily of interest income and expense. For the 1997 year, interest income, net of interest expense, increased $1.4 million to $1.6 million compared to $0.2 million in 1996. The net increase consisted primarily of additional interest and dividend income earned from the investment of the net proceeds from DataWorks' follow-on equity offering in December 1996. The increase in investment income was offset in part by interest expense associated with DataWorks' line of credit borrowings and other interest bearing long-term obligations. The majority of these obligations were repaid in September 1997.

Income Taxes -- DataWorks' effective income tax rates for 1997 and 1996 were 139% and 45%, respectively. The effective income tax rates were higher than the statutory rates due primarily to the non-deductibility of certain Interactive and DCD acquisition and related costs incurred in 1997 and 1996, respectively, offset partially by the benefits realized from tax exempt investment income and the utilization of net operating loss carryforwards and research tax credits. The effective tax rate for such periods without the acquisition costs would have been approximately 38%.

Net Income (Loss) -- The net loss of $0.8 million experienced for the 1997 year included one-time acquisition costs of $15.6 million, with an offsetting income tax benefit of approximately $3.7 million, incurred in connection with the acquisition of Interactive. Net income without such one-time costs and related tax consequences would have been approximately $11.1 million. Net income for 1996 of $4.5 million included similar one-time acquisition costs of $3.7 million, with an offsetting income tax benefit of approximately $0.8 million, incurred in connection with the acquisition of DCD. Net income without such one-time costs and related tax consequences would have been approximately $7.4 million.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1995

Total Revenues -- Total revenues increased $40.9 million or 54% to $116.9 million in 1996 from $76.0 million in 1995. This was primarily due to an increase in software license sales to new accounts and an overall increase in maintenance and other service revenues.

Software License Revenues -- Software license revenues increased $21.0 million or 62% to $55.2 million in 1996 from $34.1 million in 1995. This growth consisted of system sales and upgrades to new and existing customers and was attributable, in Management's opinion, to increased marketing efforts, expansion of the sales force and increased functionality in both the Vista and Vantage products.

Cost of Software License Revenues -- The cost of software license revenues increased $1.8 million or 38% to $6.6 million in 1996 from $4.8 million in 1995. This increase was directly related to the increase in software license revenues. The cost of software license revenues represented approximately 12% and 14% of software license revenues for 1996 and 1995, respectively. This decrease in software license cost, as a percentage of software license revenues, was due primarily to database costs reductions on a per user basis.

Maintenance and Other Service Revenues -- Maintenance and other service revenues increased $18.8 million or 64% to $48.3 million in 1996 from $29.5 million in 1995. This growth was due primarily to the increase in new customers and increased capacity created by the growth in DataWorks' service organization.

Cost of Maintenance and Other Service Revenues -- Cost of maintenance and other services increased $17.0 million or 91% to $35.6 million in 1996 from $18.6 million in 1995. This increase was primarily due to the continued expansion of DataWorks' professional service organization required to support growth in new customer accounts. Gross profit, as a percentage of maintenance and other service revenues, decreased to 26% in 1996 from 37% in 1995. The decrease in gross profit percentage was primarily attributable to lower utilization of revenue-generating personnel in 1996 which resulted from re-educating the existing service personnel on new releases of DataWorks' products and orientating an unusually large number of newly hired service personnel on the various current releases.

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

Hardware Revenues -- Hardware revenues increased $1.0 million or 8% to $13.4 million in 1996 from $12.4 million in 1995. This represented approximately 12% of total revenues in 1996 as compared to approximately 16% of total revenues in 1995, reflecting an increasing tendency for new customers, who purchase smaller systems, to purchase hardware directly from third party vendors. This tendency and the increased pressure on profit margins in computer hardware caused by increased competition has caused DataWorks to experience declining hardware revenues as a percentage of new account systems.

Cost of Hardware Revenues -- The cost of hardware revenues increased $0.7 million or 7% to $10.0 million in 1996 from $9.3 million in 1995. The increase was directly related to the additional hardware revenues realized in 1996 compared to 1995. DataWorks attempts to maintain a 20% gross profit on hardware sales. In the past, gross profit from hardware sales has not been a significant part of DataWorks' total gross profit, and DataWorks believes this trend will continue.

Gross Profit -- Gross profit increased $21.5 million or 50% to $64.8 million in 1996 from $43.3 million in 1995 primarily due to the increase in total revenues. Gross profit as a percentage of total revenues decreased to 55% from 57% in 1996 as compared to 1995. This decrease was primarily attributable to higher personnel and related costs coupled with a lower utilization of revenue generating service personnel as mentioned above.

Sales and Marketing Expenses -- Sales and marketing expenses increased $9.8 million or 50% to $29.6 million in 1996 from $19.8 million in 1995 and decreased as a percentage of revenues to 25% from 26% for the same period. The increase in absolute dollars was attributable to DataWorks' expansion of its direct sales force, increased marketing efforts, travel, commissions and other expenses related directly to the increased sales activity.

General and Administrative Expenses -- General and administrative expenses increased $4.6 million or 46% to $14.7 million in 1996 from $10.1 million in 1995. This increase was largely due to the increase in administrative staff and the related facility costs necessary to support the growth of DataWorks, including the operations of JIT which was acquired in December 1995. General and administrative expenses in 1995 included $0.9 million of non-recurring compensation expense recorded in connection with a final stock grant and related cash bonus pursuant to a compensation arrangement with an officer of DataWorks. As a percentage of total revenues, general and administrative expenses was unchanged at 13% for 1996 and 1995.

Research and Development Expenses -- Research and development expenses are comprised primarily of salaries and a portion of DataWorks' overhead for its in-house staff and amounts paid to outside consultants, as appropriate, to supplement the product development efforts of its in-house staff. Research and development expenses are charged to operations as incurred. Certain software production costs related to DataWorks' Impresa for Backoffice product, however, are capitalized as required by Statement of Financial Accounting Standards No. 86, "Accounting for Software Cost." Amortization of these costs will begin when the product is initially released. DataWorks does not capitalize internally developed software costs for any product other than Impresa for Backoffice. As of December 31, 1996, the amount capitalized for Impresa for Backoffice was approximately $4.4 million.

Gross research and development expenditures increased $1.5 million or 15% to $11.4 million in 1996 from $9.9 million in 1995, which represented 10% of total revenues in 1996 compared to 13% in 1995. Gross research and development expenditures in such
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

periods included amounts for capitalized software totaling $2.5 million and $1.3 million, respectively. Also included in 1995 was approximately $3.3 million of research and development costs purchased, in connection with the acquisition of JIT, which had not yet reached technological feasibility. The increase in gross expenditures was due primarily to the employment of additional development personnel and reflects DataWorks' belief that investments in research and development are necessary to maintain a competitive position in its targeted market.

Acquisition and Related Costs -- Acquisition and related costs of $3.7 million in 1996 represent the transaction costs incurred in connection with the acquisition of DCD. These costs included investment banking fees, legal and accounting fees and expenses necessary to integrate and combine the operations of the two companies.

ESOP Contributions and Dividends -- DCD established the ESOP in 1992 for the benefit of all of its employees meeting certain eligibility requirements. The ESOP was assumed by DataWorks in connection with its acquisition of DCD. In 1992, DCD obtained financing from a commercial bank and advanced proceeds to the ESOP in order to purchase certain shares from a selling shareholder. See Note 4 of Notes to Consolidated Financial Statements.

Other Income and Expense -- DataWorks reported net interest income of $0.2 million in 1996 as compared to net interest expense of $1.3 million in 1995. The net interest income for 1996 related primarily to the earnings from the investment of a portion of the net proceeds from DataWorks' initial public offering in October 1995 and its follow-on equity offering in December 1996 which was partially offset by interest expense from long-term debt incurred in connection with the JIT acquisition. For the year 1995, net interest expense consisted primarily of interest expense from long-term debt, the amortization of debt discount and issue costs, and the ESOP obligation, net of a small amount of interest income related to the investment of a portion of the net proceeds from Interactive's initial public offering in May 1995. Substantially all outstanding debt incurred in connection with prior financings was retired from the proceeds of DataWorks' Series A Preferred Stock financing and the October 1995 initial public offering. With the prepayment of such indebtedness, DataWorks recognized an extraordinary expense of $1.0 million, net of income tax benefit, arising from the write-off of unamortized debt issue cost, debt discount and other related fees.

Income Taxes -- DataWorks' effective tax rate for 1996 was 45%, due primarily to the non-deductibility of certain DCD acquisition and related costs. The effective tax rate without the acquisition and related costs would have been approximately 38%. DataWorks' effective tax rate for 1995 was 29%. DataWorks realized tax benefits in 1995 from the deduction of certain tax credits and from contributions and dividends paid on Common Stock held by the ESOP used to make ESOP debt service payments, which reduced DataWorks' effective tax rate in such period. See Note 8 of Notes to Consolidated Financial Statements.

Net Income (Loss) -- The net income of $4.5 million experienced for the 1996 year included one-time acquisition costs of $3.7 million, with an offsetting income tax benefit of approximately $0.8 million incurred in connection with the acquisition of DCD Corporation. Net income without such one-time costs and related tax consequences would have been approximately $7.4 million.

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

LIQUIDITY AND CAPITAL RESOURCES

DataWorks generally finances its operations with cash generated from operations and current cash and short-term investment balances. During the first nine months of 1998, DataWorks' operating activities provided $0.1 million of cash. This included $3.9 million in net income and $6.5 million of non-cash expenses offset by $10.3 million of cash used for working capital purposes. The use of working capital was attributable to an increase in account receivables and the payments of year-end commissions and bonuses, accrued merger-related integration costs, and prepaid third-party database and maintenance costs.

Cash provided by investing activities amounted to $5.0 million for the first nine months of 1998. The increase was primarily due to the maturity of short-term investments that totaled $20.6 million, net. Cash used in investing activities included $4.8 million of capitalized software costs primarily related to the Impresa for Backoffice development, $6.0 million of capital equipment purchases, $2.2 million investment in JB Systems and the $1.7 million increase of intangible assets primarily associated with the purchase of CTi and C-WAY.

Financing activities provided $0.9 million during the nine months ended September 30, 1998. Proceeds from the exercise of stock options and from stock purchased by employees through DataWorks' Employee Stock Purchase Plan provided cash of $2.5 million. Capital lease obligations, repayment of DataWorks' line of credit obligation and the payment of non-interest bearing earnout payables during the first three quarters of 1998 reduced cash provided by financing activities by $1.5 million.

As of September 30, 1998 DataWorks had $61.7 million working capital including $23.8 million in cash and cash equivalents and $9.9 million in short-term investments consisting of high-quality municipal bonds, U. S. government debt securities and commercial paper. DataWorks' principal commitments as of September 30, 1998 consisted primarily of facilities and equipment leases. During September 1998, DataWorks entered into an agreement with a commercial developer to lease buildings being developed and constructed by the commercial developer. The buildings, which total approximately 160,000 square feet, will be located in San Diego, California, and will serve as the corporate headquarters for DataWorks. The lease agreement, which is for a ten-year period with two five-year options to extend the term of the lease, is expected to commence in September 1999. Total lease commitment approximates $33.6 million over the initial lease term and $5.2 million in tenant improvements. DataWorks is also obligated under certain software reseller agreements with third-party providers to render quarterly or annual minimum licenses and maintenance support payments. These payments amount to $0.9 million, $3.3 million, $2.1 million and $2.8 million for the remainder of 1998, 1999, 2000 and 2001, respectively.

DataWorks' capital resources may be used to support working capital requirements, product development, capital equipment requirements and possible acquisitions of businesses, products or technologies complementary to DataWorks' current business. DataWorks believes that its current cash and short-term investment balances, available lines of credit and cash flows from operations are sufficient to fund its operations for at least the next 12 months. However, during this period or thereafter, DataWorks may require additional financing. There can be no assurance that such additional financing will be available on terms favorable to DataWorks, or at all.

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

IMPACT OF INFLATION

DataWorks believes that inflation has not had a material effect on its operations and considers the future risk to be minimal.

FOREIGN CURRENCY EXPOSURES

Revenues from international operations accounted for approximately 17% of DataWorks' total revenues in 1997. International sales are predominantly invoiced and paid in major foreign currencies which exposes DataWorks to the impact of fluctuation of foreign currencies versus the U.S. dollar. The operating impact of such fluctuations, however, is offset to the extent expenses of DataWorks' international operations are incurred and paid in the respective local currencies. Historically, foreign currency fluctuations have not had a material effect on DataWorks' operations and management considers the future risk to be minimal.

YEAR 2000 COMPLIANCE

DataWorks' State of Readiness -- Significant uncertainty exists in the software industry concerning the potential effects from the Year 2000 issue associated with the date codes used in computer software and hardware systems. The Year 2000 plan of DataWorks' internal support staff consists of four phases: (1) complete an inventory of all mission critical systems employed in DataWorks, including identification of hardware, software and embedded technology that potentially may be affected by the Year 2000 issue; (2) categorize all mission critical systems as compliant, compliant with minor issues, or non-compliant;
(3) identify steps to bring all compliant with minor issues and non-compliant products into compliance through modifications and/or upgrades; and (4) implement all necessary modifications and/or upgrades. All four phases include evaluation of DataWorks' products, its information technology systems and its non-information technology systems which include embedded technology, such as microcomputers. DataWorks believes it has largely completed the first two phases described above. Although it will continue efforts to identify issues in this regard, DataWorks currently estimates that phases three and four will be completed by mid-1999. In addition, DataWorks is dependent on products and services provided by third parties and must rely on those third parties to assess the impact of the Year 2000 issue on the technology they have supplied and to take any necessary corrective action. DataWorks has obtained Year 2000 compliance documentation from the majority of these third-party suppliers and expects to receive the remaining documentation by mid-1999.

Costs -- Over the last two years, DataWorks has upgraded or replaced the majority of its mission critical information and non-information technology systems through its normal capital procurement programs. To date, no specific expenditures have been made as a result of the Year 2000. Costs incurred by DataWorks to remediate the Year 2000 problems within its own products included software development efforts accomplished by its internal development staff. These incremental costs were expensed as incurred to research and development consistent with other on-going product enhancement efforts and were not considered material. DataWorks expects to fund any future costs through cash flows from operations and does not expect these costs to have a material adverse effect on DataWorks' liquidity or results of operations. The cost of the project is based on DataWorks' estimates, which make numerous assumptions about future events. There can

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

be no assurance that these estimates will be correct and actual costs could differ materially from these estimates.

Most Reasonably Likely Worst Case Scenarios for DataWorks -- DataWorks will continue to devote resources to address its Year 2000 issues. However, there can be no assurance that DataWorks' products do not contain undetected Year 2000 problems. Further, there can be no assurance that DataWorks' assessment of third-party suppliers and vendors will be accurate. Furthermore, it has been widely reported that a significant amount of litigation surrounding business interruptions will arise out of Year 2000 issues. It is uncertain whether, or to what extent, DataWorks may be affected by such litigation. Additionally, third-party software and computer technology used internally may materially impact DataWorks if not Year 2000 compliant. DataWorks' operations may be at risk if its suppliers and other third-party service providers fail to adequately address the problem. This issue could result in system failures, data corruption, the generation of erroneous information, and other significant disruptions of business activities. Based on currently available information, management does not believe that the Year 2000 matters discussed above related to internal systems or products sold to customers will have a material adverse impact on DataWorks' financial condition or overall trends in results of operations. However, to the extent that either DataWorks or a third-party vendor or service provider on which DataWorks relies does not achieve Year 2000 readiness, DataWorks' results of operations may be adversely impacted. The amount of such an impact cannot be quantified at present.

DataWorks' Contingency Plan -- DataWorks does not have a contingency plan. DataWorks is in the process of evaluating the need for a contingency plan and expects to finish the evaluation by early 1999.

Forward-looking Statements -- DataWorks has made forward-looking statements regarding its Year 2000 Program. Those statements include: DataWorks' expectations about when it will be "Year 2000 ready"; DataWorks' expectations about the impact of the Year 2000 problem on its ability to continue to operate on and after January 1, 2000; the readiness of its suppliers, the costs associated with the Year 2000 and worst case scenarios. DataWorks has described many of the risks associated with those forward-looking statements above. However, DataWorks wishes to caution the reader that there are many factors that could cause its actual results to differ materially from those stated in the forward-looking statements. This is especially the case because many aspects of the Year 2000 Program are outside its control such as the performance of many third-party suppliers. All of these factors made it impossible for DataWorks to ensure that it will be able to resolve all Year 2000 problems in a timely manner to avoid materially adversely affecting it operations or business or exposing DataWorks to third-party liability.

RECENT ACCOUNTING PRONOUNCEMENTS

DataWorks has determined that the adoption of recently issued Statements of Financial Accounting Standards ("SFAS") No. 129, "Disclosure of Information about Capital Structure," No. 130, "Reporting Comprehensive Income," No. 131, "Disclosures about Segments of an Enterprise and Related Information," and SOP 97-2, "Software Revenue Recognition," will not have a material impact on its financial condition or results of operations. SFAS No. 129 and SOP 97-2 are effective for fiscal 1998, and SFAS Nos. 130 and 131 are effective for fiscal 1999.

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

                DATAWORKS MANAGEMENT AND EXECUTIVE COMPENSATION

EXECUTIVE OFFICERS AND DIRECTORS

The executive officers of DataWorks who will serve as a director or executive officer of Platinum are Stuart W. Clifton and Norman R. Farquhar. See "Approval of the Merger and Related Transactions -- Interests of Certain Persons." Their ages and positions with DataWorks as of October 13, 1998 are as follows:

          NAME            AGE                       POSITION
          ----            ---                       --------
Stuart W. Clifton.......   54   Chairman of the Board, President and Chief
                                Executive Officer
Norman R. Farquhar......   52   Executive Vice President, Chief Financial
                                Officer and Director

Stuart W. Clifton has served as President, Chief Executive Officer and as Chairman of the Board of Directors of DataWorks since January 1987. Between 1971 and 1986, Mr. Clifton held various management positions at Triad Systems Corporation, a vertical distribution software company, in which he was involved from its inception, most recently as Executive Vice President and General Manager. Mr. Clifton also serves on the Board of Directors of Star Buffet, Inc., a food-service company.

Norman R. Farquhar has served as Executive Vice President and Chief Financial Officer of DataWorks since February 1996 and as a director of DataWorks since August 1995. From April 1993 to December 1995, Mr. Farquhar served as Senior Vice President, Chief Financial Officer and Secretary of Wonderware Corporation, a manufacturer of software for the industrial automation industry. From December 1991 to April 1993, he was Vice President of Finance and Chief Financial Officer of MTI Technology Corporation, a developer of system-managed storage solutions. From November 1987 to December 1991, he was Senior Vice President and Chief Financial Officer of Amperif Corporation, a manufacturer of cache-based data storage subsystems. Mr. Farquhar is also a member of the Board of Directors of Alteer Corporation, a medical software company, and a member of the Board of Directors and Chairman of the Audit Committee of Artecon, Inc., a manufacturer of host-and network-attached data storage products.

EXECUTIVE COMPENSATION

The following table shows for the fiscal years ended December 31, 1995, 1996 and 1997 certain compensation awarded or paid to, or earned by, Messrs. Clifton and Farquhar.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                                                  COMPENSATION
                                                   ANNUAL COMPENSATION(1)           AWARDS(2)
                                             ----------------------------------   -------------
                                                                   OTHER ANNUAL    SECURITIES      ALL OTHER
                                              SALARY     BONUS     COMPENSATION    UNDERLYING     COMPENSATION
 NAME AND PRINCIPAL POSITION   FISCAL YEAR     ($)        ($)          ($)        OPTIONS(#)(3)      ($)(4)
-----------------------------  -----------   --------   --------   ------------   -------------   ------------
Stuart W. Clifton............  1997          $271,981   $270,000       --                 --        $12,947
Chairman of the Board,           1996        $272,000   $192,500(5)     --                --        $14,560
  President and Chief            1995        $250,000   $301,700(5)     --            30,000        $14,738
  Executive Officer
Norman R. Farquhar...........  1997          $200,000   $150,000       --                           $ 4,832
Executive Vice President,        1996        $183,333   $ 80,000       --            165,000        $ 2,213
  Chief Financial Officer        1995              --         --       --             19,230             --
  and Director

-------------------------
(1) As permitted by rules promulgated by the SEC, no amounts are shown with respect to certain perquisites where such amounts do not exceed the lesser of 10% of the sum of the amount in the salary and bonus columns or $50,000.

(2) None of the named executive officers held restricted stock awards as of October 13, 1998.

(3) All options were granted under the 1995 Equity Incentive Plan (the "Incentive Plan").

(4) Includes the value of excess group term life insurance premiums paid on behalf of Messrs. Clifton and Farquhar.

(5) Mr. Clifton's bonus for 1995 includes advances of $91,700 made in 1994 and approved by the Board as a 1995 bonus in June 1995. Mr. Clifton's bonus for 1995 includes a bonus of $210,000 for services rendered in 1995, which bonus was paid in 1996. Mr. Clifton's bonus for 1996 includes advances of $90,000 made in 1994 and approved by the Board as a 1996 bonus in February 1997. Mr. Clifton's bonus for 1997 includes advances of $90,000 made in 1997 and approved by the Board as a 1997 bonus in 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

DataWorks grants options to its executive officers under its 1995 Equity Incentive Plan, as amended. The following tables show, for the fiscal year ended December 31, 1997, certain information regarding options granted to, exercised by, and held at year end by, Messrs. Clifton and Farquhar:

                                                                                            POTENTIAL REALIZABLE
                                               INDIVIDUAL GRANTS                              VALUE AT ASSUMED
                      -------------------------------------------------------------------      ANNUAL RATES OF
                      NUMBER OF         PERCENT OF                    MARKET                     STOCK PRICE
                      SECURITIES      TOTAL OPTIONS                   VALUE                   APPRECIATION FOR
                      UNDERLYING        GRANTED TO     EXERCISE OR      ON                    OPTION TERM(4)(5)
                       OPTIONS         EMPLOYEES IN     BASE PRICE    GRANT    EXPIRATION   ---------------------
        NAME          GRANTED(1)      FISCAL YEAR(2)   ($/SHARE)(3)    DATE       DATE         5%          10%
        ----          ----------      --------------   ------------   ------   ----------   ---------   ---------
Stuart W. Clifton...    70,000(5)(6)       11.1%          $15.30      $14.25    04/17/02      295,897     653,856
                       120,000(6)          19.0%          $15.88      $15.88    12/18/07    1,200,150   3,028,950
Norman R.
  Farquhar..........    30,000(7)           4.8%          $15.30      $14.25    04/17/07      289,170     729,810

-------------------------
(1) The options will fully vest upon a change in control of DataWorks as defined in the Incentive Plan unless the acquiring company assumes the options or substitutes similar options. The term of the options is generally ten years.

(2) Based on options to purchase 631,000 shares granted to employees, including named executive officers, under the Incentive Plan in fiscal 1997.

(3) On November 9, 1998, DataWorks repriced such options to provide for an exercise price of $9.131. See "Certain Transactions of DataWorks."

(4) Calculated on the assumption that the market value of the underlying stock increases at the stated values, compounded annually. The total appreciation of the options over a ten-year term at 5% and 10% is 63% and 159%, respectively. These amounts do not reflect DataWorks' estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual future performance of DataWorks Common Stock and no gain to the optionee is possible unless the stock price increases over the option term, which will benefit all stockholders.

(5) The term of Mr. Clifton's option to purchase 70,000 shares is five years. The total appreciation of these options over a five-year term at 5% and 10% is 28% and 61%, respectively.

(6) Such options become exercisable over a four-year period, with 25% of the shares subject to such options vesting on the first anniversary of the respective grant dates and the remainder vesting monthly thereafter.

(7) Such option becomes exercisable over a three-year period with shares vesting in 36 equal monthly installments.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

The following table sets forth information indicating that Messrs. Clifton and Farquhar did not exercise stock options during the fiscal year ended December 31, 1997. The following table also sets forth the number and value of securities underlying unexercised options held by Messrs. Clifton and Farquhar at December 31, 1997.

                                                    NUMBER OF SECURITIES
                                                   UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN-
                                                   OPTIONS AT DECEMBER 31,        THE-MONEY OPTIONS AT
                          SHARES       VALUE               1997(1)                DECEMBER 31, 1997 (2)
                         ACQUIRED     REALIZED   ---------------------------   ---------------------------
        NAME           ON EXERCISES     ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
        ----           ------------   --------   -----------   -------------   -----------   -------------
Stuart W. Clifton....       0            --         21,666        198,334       $198,244       $876,506
Norman R. Farquhar...       0            --        110,580        103,650       $979,549       $629,589

-------------------------
(1) Includes both "in-the-money" and "out-of-the-money" options. "In-the-money" options are options with an exercise price below the fair market value of DataWorks Common Stock.

(2) Fair market value of DataWorks Common Stock as of December 31, 1997 ($19.875) minus the exercise price.

EMPLOYMENT AGREEMENTS

In May 1994, Stuart W. Clifton entered into an executive employment agreement with DataWorks which was amended and restated in December 1997. Under the terms of the amended and restated agreement, Mr. Clifton receives an annual salary of no less than $325,000 and bonuses and equity compensation as determined by the Compensation Committee of the Board of Directors. In addition, the agreement provides that during each quarter, Mr. Clifton is entitled to advances in the amount of $33,000, provided that the aggregate amount of all outstanding advances does not exceed $264,000. The agreement provides that advances be repaid by deduction from any annual bonus awarded to Mr. Clifton and net proceeds from any sale of DataWorks' securities held by him. If the advances for any calendar year are not repaid from his annual bonus awarded for such year, or from his net proceeds from sales of DataWorks' securities owned by him during such year, the advances will commence bearing interest on the date bonuses are determined by the Compensation Committee during such year. All outstanding advances, including interest accrued thereon, are due and payable in full five years from the effective date of the agreement. In fiscal 1997, the Compensation Committee, with Mr. Clifton's consent, decided to discontinue such bonus advances to Mr. Clifton. The principal amount of such advances outstanding as of December 31, 1997 was $97,205.

If Mr. Clifton's employment is terminated by DataWorks without cause, under the agreement he is entitled to receive as severance two times his then-current base salary plus two times his most recent annual bonus, payable in equal monthly installments over the 12-month period following the date of termination, continued health insurance benefits and automatic forgiveness by DataWorks of any outstanding advances in principal sum not exceeding $198,000 and all accrued interest thereon. If Mr. Clifton's employment is terminated by DataWorks for cause or he resigns, all of his executive compensation will cease immediately, no severance benefits will be provided and all outstanding advances and accrued interest thereon will be automatically due and payable in full. In addition, in the event that, at the time of, or within 12 months following, a merger or other change in control of DataWorks which occurs after December 19, 1998, DataWorks or its successor terminates Mr. Clifton's employment without cause or Mr. Clifton voluntarily terminates his employment for reason or for no reason, all options then owned by Mr. Clifton shall immediately accelerate and become fully vested and exercisable. However, upon consummation of the Merger, Mr. Clifton's employment agreement with Platinum will become effective and will amend and restate Mr. Clifton's employment agreement with DataWorks. See "Approval of the Merger and Related Transactions -- Interests of Certain Persons."

The principal amount of all outstanding advances paid to Mr. Clifton pursuant to his executive employment contract as of October 13, 1998 was $97,205.

Pursuant to an offer letter dated January 17, 1996, Norman R. Farquhar receives an annual base salary of $200,000, which is subject to review and adjustment by the compensation committee, and a cash bonus of $50,000 for the fiscal year beginning January 1, 1996. Upon commencement of his employment in February 1996, Mr. Farquhar was granted an option to purchase 135,000 shares of Common Stock at an exercise price equal to the fair market value on the date of grant, which option vests monthly over a three-year period. If Mr. Farquhar's employment is terminated without cause, he will receive an amount equal to his then annual base salary payable in equal monthly installments over the 12-month period following the date of termination in consideration for which Mr. Farquhar agrees, for one year following such termination, to (i) not solicit any employee, consultant or independent contractor of the DataWorks to terminate his or her relationship with DataWorks in order to become an employee, consultant or independent contractor to or for any other person or business, (ii) be available to DataWorks on a transitional basis and (iii) not become financially interested in, be employed by or have any connection with a competitor of DataWorks.

                       CERTAIN TRANSACTIONS OF DATAWORKS

Messrs. Clifton and Farquhar are each subject to employment agreements with DataWorks. See "DataWorks Management and Executive Compensation -- Employment Agreements."

Primarily as a result of the DataWorks Board's concern regarding the retention of employees in light of the decline in DataWorks' share price during the third quarter of 1998, in October 1998, DataWorks implemented an option exchange program applicable to all employees of DataWorks, including executive officers. Under the program, qualified employees who held outstanding options with an exercise price of greater than $5.00 per share were eligible to exchange such options for new options to purchase the same number of shares at an exercise price of $9.131 per share, which is equal to the fair market value of Platinum's Common Stock on November 9, 1998, the effective time of such repricing, multiplied by the Exchange Ratio. Subject to certain exceptions, the newly issued options are not exercisable until one year after the date of issuance, at which time they will be vested to the same extent as the old options surrendered therefor would have been.

DataWorks has entered into indemnity agreements with certain officers and directors which provide, among other things, that DataWorks will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he may be required to pay in actions or proceedings which he is or may be made a party by reason of his position as a director, officer or other agent of DataWorks, and otherwise to the full extent permitted under Delaware law and DataWorks' Bylaws.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                          AND MANAGEMENT OF DATAWORKS

The following table sets forth certain information with respect to beneficial ownership of DataWorks Common Stock as of October 13, 1998, by: (i) each person known by DataWorks to beneficially own 5% or more of the outstanding shares of DataWorks Common Stock, (ii) each of DataWorks' directors, (iii) each of DataWorks' executive officers and (iv) all executive officers and directors of DataWorks as a group.

                                                         PERCENT OF       SHARES OF
                                         SHARES OF       DATAWORKS        PLATINUM
                                         DATAWORKS         COMMON          COMMON
                                           COMMON          STOCK            STOCK
                                           STOCK        OUTSTANDING     BENEFICIALLY
                                        BENEFICIALLY    PRIOR TO THE     OWNED AFTER
                 NAME                     OWNED(1)         MERGER        THE MERGER
                 ----                   ------------    ------------    -------------
Stuart W. Clifton.....................   1,040,422(2)       6.74%           826,095
Norman R. Farquhar....................     134,854(3)          *            107,074
Rick E. Russo.........................      37,412(4)          *             29,705
Bradley J. Thies......................           0             *                  0
Nathan W. Bell........................     299,555(5)       2.04%           237,846
Tony N. Domit.........................      16,309(6)          *             12,949
William P. Foley II...................     296,943(7)       2.02%           235,772
Ronald S. Parker......................      34,979(8)          *             27,773
Roy Thiele-Sardina....................      16,109(6)          *             12,790
All executive officers and directors
  as a group (9 persons)..............   1,876,583(9)       12.7%         1,490,004

-------------------------
 *  Less than one percent.

(1) This table is based upon information supplied by officers, directors and principal shareholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 14,399,602 shares outstanding on October 13, 1998, adjusted as required by rules promulgated by the Securities and Exchange Commission (the "SEC").

(2) Includes 94,373 shares subject to options exercisable within 60 days of October 13, 1998.

(3) Includes 134,854 shares subject to options exercisable within 60 days of October 13, 1998.

(4) Includes 22,946 shares subject to options exercisable within 60 days of October 13, 1998.

(5) Includes 69 shares issuable upon exercise of a warrant held by Mr. Bell, 3,458 shares issuable upon exercise of a warrant held by Pacific Mezzanine Fund, L.P. ("PMF") and 325,097 shares held by PMF. Mr. Bell is a general partner of Pacific Private Capital, which is the general partner of PMF. He disclaims beneficial ownership of securities held by PMF, except to the extent of his pro rata interest therein. Includes 8,054 shares subject to options exercisable within 60 days of October 13, 1998.

(6) Includes 16,109 shares subject to options exercisable within 60 days of October 13, 1998.

(7) Includes 170,000 shares held by Fidelity National Title Insurance Company of Pennsylvania ("Fidelity Pennsylvania") and 90,000 shares held by Fidelity National Title Insurance Company ("Fidelity"). Mr. Foley is an executive officer and director of Fidelity National Financial, Inc., which is affiliated with both Fidelity Pennsylvania and Fidelity. Includes 14,443 shares subject to options exercisable within 60 days of October 13, 1998.

(8) Includes 13,662 shares issuable upon exercise of a warrant held by Parker, Mulcahy & Associates ("PMA"). Mr. Parker is Chairman of the Board of PMA. He disclaims beneficial ownership of securities held by PMA. Includes 8,054 shares subject to options exercisable within 60 days of October 13, 1998.

(9) Includes 602,217 shares held by entities affiliated with directors and officers of the Company, 314,942 shares subject to options held by officers and directors exercisable within 60 days of October 13, 1998 and 17,189 shares issuable upon exercise of warrants held by directors and entities affiliated with directors. See notes (2) through (8).

                      COMPARISON OF PLATINUM AND DATAWORKS
                              STOCKHOLDERS' RIGHTS

INTRODUCTION

Platinum and DataWorks are each incorporated under the laws of the State of Delaware. The holders of shares of DataWorks Common Stock, whose rights as stockholders are currently governed by Delaware law, DataWorks' Certificate and the DataWorks Bylaws, will, upon the exchange of their shares pursuant to the Merger, become holders of shares of Platinum Common Stock, and their rights as such will be governed by Delaware law, Platinum's Certificate and the Amended and Restated Bylaws of Platinum (the "Platinum Bylaws"). The material differences between the rights of holders of shares of DataWorks Common Stock and the rights of holders of shares of Platinum Common Stock result from differences in their governing corporate documents and are summarized below.

The following summary does not purport to be a complete statement of the rights of holders of shares of Platinum Common Stock under applicable Delaware law, Platinum's Certificate and Platinum Bylaws or a comprehensive comparison with the rights of the holders of shares of DataWorks Common Stock under applicable Delaware law, DataWorks' Certificate and DataWorks Bylaws or a complete description of the specific provisions referred to herein. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the Delaware General Corporation Law (the "DGCL") and the governing corporate documents of Platinum and DataWorks, to which holders of shares of DataWorks Common Stock are referred.

AUTHORIZED CAPITAL STOCK

Platinum's Certificate provides that Platinum has authority to issue (i) 60,000,000 shares of Platinum Common Stock, par value $.001 per share and (ii) 5,000,000 shares of preferred stock, par value $.001 per share. DataWorks Certificate provides that DataWorks has the authority to issue (i) 50,000,000 shares of DataWorks Common Stock, par value $.001 per share and (ii) 5,000,000 shares of preferred stock, par value $.001 per share.

BOARD OR STOCKHOLDER APPROVED PREFERRED STOCK

The Platinum Board has the authority to issue the Platinum Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Of the 5,000,000 authorized shares of Platinum Preferred Stock, 500,000 shares have been designated Series A Junior Participating Preferred Stock, 2,490,000 shares have been designated Series B Preferred Stock and 231,915 have been designated Series C Preferred Stock. The DataWorks Board has the authority to issue the DataWorks Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Of the 5,000,000 authorized shares of DataWorks Preferred Stock, 300,000 shares have been designated Series A Junior Participating Preferred Stock in connection with the DataWorks Rights Plan.

VOTING RIGHTS

The DGCL states that, unless a corporation's certificate of incorporation or, with respect to clauses (ii) and (iii), the bylaws, specify otherwise, (i) each share of its capital stock is entitled to one vote, (ii) a majority of voting power of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a stockholders' meeting and (iii) in all matters other than the election of directors, the affirmative vote of a majority of the voting power of shares, present in person or represented by proxy at the meeting and entitled to vote on the subject matter, shall be the action of the stockholders. The holders of shares of Platinum Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders of Platinum. The holders of Platinum Series C Preferred Stock are entitled to vote with the holders of Common Stock on an as-converted basis as a single class with such shares of Common Stock. (Each share of Platinum Series C Preferred Stock is convertible into ten (10) shares of Platinum Common Stock.) The holders of shares of DataWorks Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders of DataWorks.

NUMBER OF DIRECTORS

Under the DGCL, unless a corporation's certificate of incorporation specifies the number of directors, such number shall be fixed by, or in the manner provided in, its bylaws. If a corporation's certificate of incorporation expressly authorizes its board of directors to amend its bylaws, its board of directors may change the authorized number of directors by an amendment to the corporation's bylaws, if fixed therein, or in such manner as is provided therein. If such certificate of incorporation specifies the number of directors, the number of directors can only be changed by amending the certificate of incorporation. The Platinum Bylaws provide that the number of members of the Platinum Board shall be not fewer than four nor more than seven, such number to be fixed from time to time by resolution of the Board. The number of directors on the Platinum Board is currently five. The DataWorks Bylaws specify that the number of directors shall be fixed in accordance with DataWorks' Certificate. DataWorks' Certificate provides that the number of directors shall be fixed exclusively by one or more resolutions adopted by the Board of Directors. The number of directors on the DataWorks Board is currently seven.

ELECTION OF BOARD OF DIRECTORS

The DGCL provides that, unless the certificate of incorporation or the bylaws specify otherwise, a corporation's directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Under the DGCL, a corporation's certificate of incorporation may provide that stockholders of a corporation can elect directors by cumulative voting. Neither Platinum's Certificate nor DataWorks' Certificate provides for cumulative voting.

VOTE ON MERGER, CONSOLIDATION OR SALE OF SUBSTANTIALLY ALL ASSETS

The DGCL generally requires approval of any merger, consolidation or sale of substantially all the assets of a corporation at a meeting of stockholders by vote of the holders of a majority of all outstanding shares of the corporation entitled to vote thereon. The certificate of incorporation of a Delaware corporation may provide for a greater vote. Neither Platinum's Certificate nor DataWorks' Certificate contains any provision requiring a greater vote with respect to business combinations. See "Anti-Takeover Protection."

SPECIAL MEETINGS OF STOCKHOLDERS

Under the DGCL, special stockholder meetings of a corporation may be called by its board of directors and by any person or persons authorized to do so by its certificate of incorporation or bylaws. Under the Platinum Bylaws, special meetings of the stockholders may be called by the Chairman of the Board, if any, the President or the Board of Directors. Written notice of a special meeting shall state the date, time, place and purpose(s) of the meeting. DataWorks' Certificate and Bylaws provide that special meetings of the stockholders may be called, for any purpose or purposes, by the Chairman of the Board, the Chief Executive Officer or President, or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Special meetings called by any person or persons other than the Board of Directors shall be in writing specifying the general nature of the business proposed to be transacted.

STOCKHOLDER ACTION BY WRITTEN CONSENT

Under the DGCL, any action by a corporation's stockholders must be taken at a meeting of such stockholders, unless a consent in writing setting forth the action so taken is signed by the stockholders having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Actions by written consent, however, may not be taken if otherwise provided for in the certificate of incorporation. Both Platinum's Certificate and DataWorks' Certificate prohibit stockholder action by written consent.

AMENDMENT OF CERTIFICATE OF INCORPORATION

The DGCL allows amendment of a corporation's certificate of incorporation if its board of directors adopts a resolution setting forth the amendment proposed and declaring its advisability and the stockholders thereafter approve such proposed amendment, either at a special meeting called by the board for the purpose of approval of such amendment by the stockholders or, if so directed by the board, at the next annual stockholders' meeting. At any such meeting, the proposed amendment generally must be approved by a majority of the outstanding shares entitled to vote. The holders of the outstanding shares of a class are entitled to vote as a separate class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but not affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for the purposes of a vote on the amendment. Under the DGCL, a corporation's certificate of incorporation also may require, for action by the board or by the holders of any class or series of voting securities, the vote of a greater number or proportion than is required by the DGCL and the provision of the certificate of incorporation requiring such greater vote may also provide that such provision cannot be altered, amended or repealed except by such greater vote. Platinum's Certificate contains no provisions requiring a vote greater than that specified in the DGCL to amend Platinum's Certificate. DataWorks' Certificate contains a provision requiring the affirmative vote of at least sixty-six and two-thirds (66 2/3%) of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to alter, amend or repeal certain sections of DataWorks' Certificate.

AMENDMENT OF BYLAWS

Under the DGCL, the power to adopt, amend or repeal a corporation's bylaws resides with the stockholders entitled to vote thereon, and with the directors of such corporation if such power is conferred upon the board of directors by the certificate of incorporation. The Platinum Bylaws authorize the Platinum Board to alter, amend, change, add to or repeal the Platinum Bylaws. DataWorks' Certificate authorizes the DataWorks Board to adopt, amend or repeal the DataWorks Bylaws. DataWorks' Certificate also provides that the DataWorks Bylaws may be altered or amended or new Bylaws adopted by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of the voting stock of Dataworks entitled to vote at an election of directors.

LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

The DGCL provides that a corporation may limit or eliminate a director's personal liability for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying or approving a stock repurchase in violation of Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Both Platinum's Certificate and DataWorks' Certificate provide for elimination of personal liability subject to the statutory exceptions.

Under the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. Platinum's Certificate and Bylaws and DataWorks' Certificate and Bylaws provide to directors and officers of Platinum and DataWorks, respectively, indemnification to the fullest extent provided by law. Additionally, both the Platinum and DataWorks Bylaws provide that expenses incurred by a person in defending a civil or criminal action, suit or proceeding by reason of the fact that he or she is a director or officer, may be paid in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the company as provided.

PAYMENT OF DIVIDENDS

The DGCL permits the payment of dividends and the redemption of shares out of a corporation's surplus. Under the DGCL, if a dividend is paid out of capital surplus, stockholders need not be notified, and the dividends may, in certain cases, also be paid out of net profits for the fiscal year in which declared or out of net profits for the preceding fiscal year. The Platinum Bylaws have no provisions limiting the payment of dividends. The DataWorks Bylaws provide that the directors may, subject to the provisions of DataWorks' Certificate, declare and pay dividends pursuant to the DGCL. The DataWorks Board may set apart out of any of the funds available for dividends a reserve or reserves for certain purposes and may modify or abolish any such reserve.

ANTI-TAKEOVER PROTECTION

Under the DGCL, a merger or consolidation generally must be approved by the affirmative vote of the holders of a majority of all of the outstanding shares of stock entitled to vote thereon. However, no stockholder approval is required if the acquiring corporation owns 90% or more of the outstanding shares of the acquired corporation.

In addition to the DGCL's general requirements, Section 203 of the DGCL, "Business Combinations with Interested Stockholders," prohibits a corporation that does not opt out of its provisions from entering into certain business combination transactions with "interested stockholders" (generally defined to include persons beneficially owning 15% or more of the corporation's outstanding capital stock) unless certain super-majority votes are obtained. Neither Platinum nor DataWorks has opted out of Section 203 in the their respective Charters or Bylaws.

On March 9, 1994, Platinum adopted and approved a shareholder rights agreement and declared a dividend distribution of one Right for each share of Platinum Common Stock outstanding at the close of business on April 14, 1994, and authorized the issuance of one Right, subject to adjustment, for each share of Platinum Common Stock issued between April 14, 1994 and the time of certain triggering events. The Rights have certain anti-takeover effects and are intended to discourage coercive or unfair takeover tactics and to encourage any potential acquirer to negotiate a price fair to all Platinum stockholders. The Rights may cause substantial dilution to an acquiring party that attempts to acquire Platinum on terms not approved by the Platinum Board, but they will not interfere with any negotiated merger or other business combination.

In the event that any person or group acquires beneficial ownership of twenty percent (20%) or more of the outstanding shares of Platinum Common Stock, each holder of a Right, other than a Right beneficially owned by the acquiring person, may exercise that Right. Each Right entitles the registered holder to purchase from the Corporation a unit consisting of one on-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $70.00 per unit, subject to adjustment.

On October 13, 1998, DataWorks adopted and approved a similar shareholder rights plan and declared a dividend of one Right for each share of DataWorks Common Stock outstanding at the close of business on October 28, 1998, and further authorized and directed the issuance of one Right with respect to each share of Common Stock that shall become outstanding between October 28, 1998 and the time of certain triggering events. The DataWorks Rights also have certain anti-takeover effects and are intended to discourage coercive or unfair takeover tactics and to encourage any potential acquirer to negotiate a price fair to all DataWorks stockholders. The Rights may cause substantial dilution to an acquiring party that attempts to acquire DataWorks on terms not approved by the DataWorks Board, but they will not interfere with any negotiated merger or other business combination.

In the event that any person or group acquires beneficial ownership of fifteen percent (15%) or more of the outstanding shares of DataWorks Common Stock, each holder of a Right, other than a Right beneficially owned by the acquiring person, may exercise the Rights, upon surrender of a Right Certificate (as defined in the DataWorks Rights Agreement) to the Rights Agent, together with payment of the Purchase Price for each one one-hundredth of a Preferred Share as to which the Rights are exercised. The Purchase Price for each one one-hundredth of a Preferred Share pursuant to the exercise of a Right shall initially be $60.00 subject to adjustment.

APPRAISAL RIGHTS

Under the DGCL, the holders of shares of DataWorks Common Stock are not entitled to appraisal rights in connection with the Merger because the DataWorks Common Stock is designated as a national market system security on Nasdaq.

                                 LEGAL MATTERS

The validity of the shares of Platinum Common Stock to be issued pursuant to the Merger and the federal income tax consequences of the Merger will be passed upon for Platinum by Wilson Sonsini Goodrich & Rosati Professional Corporation, Palo Alto, California. Certain legal matters in connection with the Reorganization Agreement and the federal income tax consequences of the Merger will be passed upon for DataWorks by Cooley Godward LLP, San Diego, California.

                                    EXPERTS

The consolidated financial statements of Platinum at June 30, 1997 and 1998 and for the three years in the period ended June 30, 1998 appearing in its Annual Report on
Form 10-K, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of DataWorks at December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 included in this Registration Statement and related Joint Proxy Statement/Prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein which, as to the year ended December 31, 1995, is based in part on the report of PricewaterhouseCoopers LLP, independent accountants. The consolidated financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

It is expected that representatives of Ernst & Young LLP will be present at the Platinum and DataWorks Special Meetings where they will have an opportunity to respond to appropriate questions of stockholders and to make a statement if they so desire.

                             STOCKHOLDER PROPOSALS

Pursuant to Rule 14a-8 under the Exchange Act, Platinum stockholders may present proper proposals for inclusion in Platinum's proxy statement and for consideration at the next annual meeting of its stockholders by submitting such proposals to Platinum in a timely manner. As noted in Platinum's proxy statement relating to its 1998 Annual Meeting of Stockholders, in order to be so included for the 1999 annual meeting, stockholder proposals must be received by Platinum no later than May 26, 1999, and must otherwise comply with the requirements of Rule 14a-8.

Pursuant to recent changes to the proxy rules, unless a stockholder who wishes to bring a matter before the stockholders at DataWorks' 1999 Annual Meeting of Stockholders notifies DataWorks of such matter prior to March 27, 1999, management will have discretionary authority to vote all shares for which it has proxies in opposition to such matter.

                             DATAWORKS CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED FINANCIAL STATEMENTS
  Report of Ernst & Young LLP, Independent Auditors.........   F-2
  Report of PricewaterhouseCoopers LLP, Independent
     Accountants............................................   F-3
  Consolidated Balance Sheets as of December 31, 1997 and
     1996...................................................   F-4
  Consolidated Statements of Operations for the years ended
     December 31, 1997, 1996 and 1995.......................   F-5
  Consolidated Statements of Shareholders' Equity for the
     years ended December 31, 1997, 1996 and 1995...........   F-6
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1997, 1996 and 1995.......................   F-7
  Notes to Consolidated Financial Statements................   F-8
UNAUDITED FINANCIAL STATEMENTS
  Unaudited Consolidated Balance Sheet as of September 30,
     1998...................................................  F-27
  Unaudited Consolidated Statements of Operations for the
     nine months ended September 30, 1998 and 1997..........  F-28
  Unaudited Consolidated Statements of Cash Flows for the
     nine months ended September 30, 1998 and 1997..........  F-29
  Notes to Unaudited Financial Statements...................  F-30

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
DataWorks Corporation

We have audited the accompanying consolidated balance sheets of DataWorks Corporation as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of DataWorks' management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of DCD Corporation, which statements reflect total revenues of $11,482,867 for the year ended December 31, 1995. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for DCD Corporation, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DataWorks Corporation at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

San Diego, California
January 26, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of DCD Corporation

In our opinion, the statements of operations, of stockholders' equity and of cash flows of DCD Corporation (not presented separately herein) present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. We have not audited the financial statements of DCD Corporation for any period subsequent to December 31, 1995.

                                     /s/ PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
April 5, 1996

                             DATAWORKS CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                               DECEMBER 31,
                                                           --------------------
                                                             1997        1996
                                                           --------    --------
Current assets:
  Cash and cash equivalents..............................  $ 17,418    $ 50,825
  Short-term investments, available-for-sale.............    30,503          --
  Accounts receivable, net of allowance for doubtful
     accounts of $2,360 and $1,527 at December 31, 1997
     and 1996, respectively..............................    53,617      40,427
  Deferred income taxes..................................     3,377       3,098
  Other current assets...................................     6,354       6,798
                                                           --------    --------
          Total current assets...........................   111,269     101,148
Equipment, furniture and fixtures, net...................     8,184       7,070
Capitalized software costs, net..........................     4,807       5,034
Intangible assets, net...................................     6,083       6,201
Deferred income taxes....................................        --       1,134
Other assets.............................................       793         615
                                                           --------    --------
          Total assets...................................  $131,136    $121,202
                                                           ========    ========

                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......................................  $ 11,802    $ 10,178
  Accrued compensation...................................    10,476       5,069
  Income taxes payable...................................     1,732       1,387
  Deferred revenue.......................................    14,271       9,939
  Short-term borrowings and current portion of long-term
     obligations.........................................       721       2,013
  Other accrued liabilities..............................     5,611       5,862
                                                           --------    --------
          Total current liabilities......................    44,613      34,448
Deferred income taxes....................................       964       2,801
Long-term obligations, less current portion..............     1,493       1,864
Commitments
Shareholders' equity:
  Common shares, no stated par value:
     Authorized shares -- 25,000
     Issued and outstanding shares -- 13,967 and 13,570
       at December 31, 1997 and 1996, respectively.......    81,458      78,703
  Retained earnings......................................     2,445       3,249
  Cumulative foreign currency translation adjustments....       163         137
                                                           --------    --------
Total shareholders' equity...............................    84,066      82,089
                                                           --------    --------
Total liabilities and shareholders' equity...............  $131,136    $121,202
                                                           ========    ========

                            See accompanying notes.

                             DATAWORKS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                    YEARS ENDED DECEMBER 31,
                                                 -------------------------------
                                                   1997        1996       1995
                                                 --------    --------    -------
Revenues:
  Software licenses............................  $ 74,742    $ 55,169    $34,129
  Maintenance and other services...............    60,868      48,327     29,519
  Hardware.....................................    11,353      13,443     12,356
                                                 --------    --------    -------
Total revenues.................................   146,963     116,939     76,004
Cost of revenues:
  Software licenses............................     9,222       6,584      4,772
  Maintenance and other services...............    42,818      35,632     18,577
  Hardware.....................................     8,638       9,966      9,309
                                                 --------    --------    -------
Total cost of revenues.........................    60,678      52,182     32,658
                                                 --------    --------    -------
Gross profit...................................    86,285      64,757     43,346
Operating expenses:
  Sales and marketing..........................    40,456      29,632     19,817
  General and administrative...................    19,346      14,659     10,017
  Research and development.....................    10,505       8,918      8,648
  Acquisition and related costs................    15,565       3,656         --
  ESOP contribution............................        --          --        446
                                                 --------    --------    -------
Total operating expenses.......................    85,872      56,865     38,928
                                                 --------    --------    -------
Income from operations.........................       413       7,892      4,418
Other income (expense), net....................     1,629         247     (1,250)
                                                 --------    --------    -------
Income before income taxes and extraordinary
  item.........................................     2,042       8,139      3,168
Provision for income taxes.....................     2,846       3,642        932
                                                 --------    --------    -------
Income (loss) before extraordinary item........      (804)      4,497      2,236
Extraordinary item, net of income taxes........        --          --     (1,017)
                                                 --------    --------    -------
Net income (loss)..............................  $   (804)   $  4,497    $ 1,219
                                                 ========    ========    =======
Basic earnings (loss) per share before
  extraordinary item...........................  $  (0.06)   $   0.39    $  0.32
Extraordinary item.............................        --          --      (0.15)
                                                 --------    --------    -------
Net earnings (loss) per share -- basic.........  $  (0.06)   $   0.39    $  0.17
                                                 ========    ========    =======
Diluted earnings (loss) per share before
  extraordinary item...........................  $  (0.06)   $   0.38    $  0.29
Extraordinary item.............................        --          --      (0.13)
                                                 --------    --------    -------
Net earnings (loss) per share -- diluted.......  $  (0.06)   $   0.38    $  0.16
                                                 ========    ========    =======
Common shares outstanding -- basic.............    13,811      11,392      6,929
                                                 ========    ========    =======
Common shares outstanding -- diluted...........    13,811      11,954      7,807
                                                 ========    ========    =======

                            See accompanying notes.

                             DATAWORKS CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                                                                     CUMULATIVE
                                                                                                       FOREIGN
                                PREFERRED SHARES       COMMON SHARES      RETAINED                    CURRENCY      SHAREHOLDERS'
                                -----------------    -----------------    EARNINGS     RECEIVABLE    TRANSLATION       EQUITY
                                SHARES    AMOUNT     SHARES    AMOUNT     (DEFICIT)    FROM ESOP     ADJUSTMENTS      (DEFICIT)
                                ------    -------    ------    -------    ---------    ----------    -----------    -------------
Balance at January 1,
  1995......................       --     $   --     6,635     $  649      $(1,818)     $(1,088)        $ 27           $(2,230)
  Issuance of common stock
    to comply with certain
    antidilution
    provisions..............       --         --         2         --           --           --           --                --
  Issuance of warrants to
    purchase shares of
    common stock............       --         --        --         29           --           --           --                29
  Issuance of Series A
    preferred stock net.....      865      5,938        --         --           --           --           --             5,938
  Issuance of common stock
    upon exercise of
    warrants and stock
    options.................       --         --     1,229      1,532           --           --           --             1,532
  Conversion of Series A
    preferred stock upon
    initial public
    offering................     (865)    (5,938)      865      5,938           --           --           --                --
  Issuance of common stock
    upon initial public
    offering, net...........       --         --     2,566     24,195           --           --           --            24,195
  Dividends declared on
    common stock............       --         --        --         --         (649)          --           --              (649)
  Repayments of ESOP
    receivable..............       --         --        --         --           --        1,088           --             1,088
  Compensation relating to
    the granting of stock
    options and stock
    bonus...................       --         --        91        466           --           --           --               466
  Repurchase of common
    stock...................       --         --      (431)      (400)          --           --           --              (400)
  Tax benefit related to
    stock options
    exercised...............       --         --        --         62           --           --           --                62
  Foreign currency
    translation
    adjustment..............       --         --        --         --           --           --          (10)              (10)
  Net income................       --         --        --         --        1,219           --           --             1,219
                                 ----     -------    ------    -------     -------      -------         ----           -------
Balance at December 31,
  1995......................       --         --     10,957    32,471       (1,248)          --           17            31,240
  Issuance of common stock
    upon exercise of stock
    options.................       --         --       335        226           --           --           --               226
  Issuance of common stock
    upon exercise of
    warrants................       --         --        14        122           --           --           --               122
  Issuance of common stock
    in follow-on public
    offering, net...........       --         --     2,113     41,330           --           --           --            41,330
  Issuance of common stock
    under Employee Stock
    Purchase Plan...........       --         --       154      1,231           --           --           --             1,231
  Tax benefit related to
    exercise of stock
    options.................       --         --        --      3,180           --           --           --             3,180
  Compensation relating to
    the granting of stock
    options.................       --         --        --        161           --           --           --               161
  Repurchase of common
    stock...................       --         --        (3)       (18)          --           --           --               (18)
  Foreign currency
    translation
    adjustment..............       --         --        --         --           --           --          120               120
  Net income................       --         --        --         --        4,497           --           --             4,497
                                 ----     -------    ------    -------     -------      -------         ----           -------
Balance at December 31,
  1996......................       --         --     13,570    78,703        3,249           --          137            82,089
  Issuance of common stock
    upon exercise of stock
    options.................       --         --       217        458           --           --           --               458
  Issuance of common stock
    upon exercise of
    warrants................       --         --         1          3           --           --           --                 3
  Issuance of common stock
    under Employee Stock
    Purchase Plan...........       --         --       179      1,672           --           --           --             1,672
  Tax benefit related to
    exercise of stock
    options.................       --         --        --        533           --           --           --               533
  Compensation relating to
    the granting of stock
    options.................       --         --        --         89           --           --           --                89
  Foreign currency
    translation
    adjustment..............       --         --        --         --           --           --           26                26
  Net loss..................       --         --        --         --         (804)          --           --              (804)
                                 ----     -------    ------    -------     -------      -------         ----           -------
Balance at December 31,
  1997......................       --     $   --     13,967    $81,458     $ 2,445      $    --         $163           $84,066
                                 ====     =======    ======    =======     =======      =======         ====           =======

                            See accompanying notes.

                             DATAWORKS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1997        1996        1995
                                                             --------    --------    --------
OPERATING ACTIVITIES
Net income (loss)..........................................  $   (804)   $  4,497    $  1,219
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
Depreciation and amortization of intangible assets.........     5,172       3,474       1,742
Provision for doubtful accounts............................     1,813       1,206       1,020
Amortization of debt discount and debt issue costs.........        --          --         214
Non-cash acquisition and related costs.....................     6,641          --          --
Reduction of advances to officers charged to operating
  expenses.................................................        --          --         109
Compensation relating to the granting of options and stock
  bonus....................................................        89         161         466
Purchased research and development.........................        --          --       3,250
Write-off of software license..............................        --          --         235
Deferred income taxes......................................      (449)        774      (1,605)
Extraordinary item, non-cash portion.......................        --          --         886
Other......................................................        --         (48)         85
Changes in operating assets and liabilities:
  Accounts receivable......................................   (15,273)    (15,106)    (10,711)
  Write-off of bad debts...................................      (980)       (791)       (206)
  Other current assets.....................................    (1,159)     (2,801)     (1,684)
  Accounts payable.........................................     1,624       1,917         820
  Accrued compensation.....................................     5,407       2,161         707
  Deferred revenue.........................................     4,332       1,081       2,314
  Other accrued liabilities and income taxes payable.......        94       1,737       2,032
                                                             --------    --------    --------
Net cash provided by (used in) operating activities........     6,507      (1,738)        893
INVESTING ACTIVITIES
Purchases of equipment, furniture and fixtures.............    (4,902)     (4,757)     (2,499)
Purchases of short-term investments........................   (54,014)         --          --
Sale of short-term investments.............................    23,511          --          --
Additions to capitalized software costs....................    (3,785)     (2,979)     (1,334)
Increase in intangible assets..............................      (296)         --        (310)
Advances to officers.......................................        --          --        (224)
Acquisition of businesses..................................        --          --      (1,500)
Other assets...............................................      (178)          8        (115)
                                                             --------    --------    --------
Net cash used in investing activities......................   (39,664)     (7,728)     (5,982)
FINANCING ACTIVITIES
Net decrease in obligations under lines of credit..........      (479)         --      (2,751)
Proceeds from notes payable................................       908       1,200       1,250
Repayments of notes payable................................    (2,838)     (1,377)     (6,978)
Deferred debt issue costs..................................        --          --        (164)
Repayment of payables to shareholder.......................        --          --         (50)
Repurchase of common stock.................................        --         (18)       (400)
Issuance of series A preferred stock, net..................        --          --       4,688
Dividend paid on class A common stock......................        --          --        (649)
Issuance of common stock, net..............................     2,133      42,909      24,402
                                                             --------    --------    --------
Net cash (used in) provided by financing activities........      (276)     42,714      19,348
Effect of exchange rate on cash............................        26         105          34
                                                             --------    --------    --------
Net (decrease) increase in cash and cash equivalents.......   (33,407)     33,353      14,293
Cash and cash equivalents at beginning of year.............    50,825      17,472       3,179
                                                             --------    --------    --------
Cash and cash equivalents at end of year...................  $ 17,418    $ 50,825    $ 17,472
                                                             ========    ========    ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for interest.....................  $    355    $    290    $  1,389
                                                             ========    ========    ========
Cash paid during the year for income taxes.................  $  2,511    $  1,875    $    930
                                                             ========    ========    ========
NON-CASH TRANSACTIONS:
Note payable for business acquisition......................  $     --          --    $  2,500
                                                             ========    ========    ========
Earnouts payable for business acquisitions.................  $    746    $    573    $     --
                                                             ========    ========    ========

                            See accompanying notes.

                             DATAWORKS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

DataWorks Corporation ("DataWorks" or "the Company") is a California corporation which develops, markets, implements and supports open systems, client/server-based Enterprise Resource Planning software for mid-range discrete manufacturing companies.

As described more fully in Note 2, on September 29, 1997, the Company acquired Interactive Group, Inc. ("Interactive"). The acquisition was accounted for as a pooling of interests and, accordingly, the consolidated financial statements reflect the combined financial position and operating results for the Company and Interactive for all periods presented. In addition, the consolidated financial statements include the accounts of DataWorks' wholly-owned subsidiaries DCD Corporation ("DCD") and DataWorks (Europe) Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation.

On December 31, 1995, Interactive acquired all of the outstanding shares of Just-In-Time Enterprise Systems, Inc. ("JIT") from Fourth Shift Corporation ("FSC") of Minneapolis, Minnesota, a publicly traded manufacturing software company (Note 2). This acquisition was accounted for under the purchase method of accounting. The results of operations of JIT are included in the consolidated statements of operations since the date of the acquisition.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities, when acquired, of three months or less. Included in cash and cash equivalents are $4,803,000 and $42,388,000 of debt securities classified as available-for-sale stated at cost which approximates fair value at December 31, 1997 and 1996, respectively. DataWorks evaluates the financial strength of institutions at which significant investments are made and believes the related credit risk is limited to an acceptable level.

SHORT-TERM INVESTMENTS, AVAILABLE-FOR-SALE

Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date. The Company has classified all securities as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. Available-for-sale securities are carried at amounts which approximate fair value, with unrealized gains and losses reported net of

                             DATAWORKS CORPORATION
related taxes as a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are included in earnings and computed using the specific identification cost method. At December 31, 1997, short-term investments include those securities with maturities less than one year from the balance sheet date.

EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures are recorded at cost. DataWorks provides for depreciation on equipment, furniture and fixtures using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized over the lesser of their estimated useful life or term of the lease.

CAPITALIZED SOFTWARE COSTS

In accordance with Statement of Financial Accounting Standards No. 86 Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, costs incurred in the research and development of new software products and significant enhancements to existing software products are charged against operations as incurred until the technological feasibility of the product has been established. After technological feasibility has been established, direct production costs, including programming and testing, are capitalized. Amortization of these costs will begin when the product becomes available for sale.

Capitalized software costs are amortized using the greater of the amount computed using the ratio of current product revenues to estimated total product revenues or the straight-line method over the estimated economic lives of the products. It is possible that estimated total product revenues, the estimated economic life of the product, or both will be reduced in the future. As a result, the carrying amount of capitalized software costs may be reduced in the future, which could result in material charges to the results of operations in future periods.

In connection with the Interactive acquisition, the Company acquired certain Oracle-based products which has allowed the Company to redirect and focus its Impresa for Backoffice product (previously called ECS) to the Microsoft centric sequel server-based product. As a result of the overlap in development efforts, the Company wrote-off capitalized software costs related to Impresa for Backoffice totaling approximately $3.6 million and included this charge in acquisition and related costs during 1997.

INTANGIBLE ASSETS

Intangible assets arose from the acquisitions of various companies, including Madic, JIT and GP2 (see Note 2). The excess of cost over the fair value of the net assets purchased has been allocated to goodwill, customer list, non-compete agreements, trademarks and trade names, assembled work forces, and developed technology. These intangible assets are being amortized over estimated useful lives ranging from three to ten years.

                             DATAWORKS CORPORATION

FOREIGN CURRENCY TRANSLATION

The Company has determined that the local currency of the United Kingdom operations is the functional currency. Accordingly, assets and liabilities are translated at the current exchange rate at the balance sheet date, and revenues and expenses are translated at the average exchange rate in effect during the period. Translation adjustments are reported as a separate component of shareholders' equity. Realized gains and losses related to foreign currency transactions are reported as income or expense in the period presented. Such gains and losses were not material for any period presented.

REVENUE RECOGNITION

Revenue is derived from licensing software, the sale of hardware, maintenance, implementation and installation, consulting and custom programming services. Contract revenue related to software licenses and hardware sales is recognized upon delivery of the products, provided that no significant vendor obligations remain and the collection of the related receivable is deemed probable, net of estimated future returns. Maintenance contract revenue is recognized ratably over the period the service is provided. Revenue from implementation and installation, consulting and custom programming is billed and recognized as the services are provided. Amounts billed but not recognized are deferred in the accompanying consolidated balance sheets. DataWorks' policy is in compliance with the provisions of the American Institute of Certified Public Accountants Statement of Position No. 91-1, Software Revenue Recognition.

CONCENTRATION OF CREDIT RISK

DataWorks sells its products primarily to manufacturing companies located throughout the United States and, to a lesser extent, Europe. Credit is extended based on an evaluation of the customer's financial condition and terms of DataWorks' sales normally require a significant up-front cash deposit. DataWorks estimates its potential losses on trade receivables on an ongoing basis and provides for anticipated losses in the period in which the revenues are recognized. Actual losses may differ from DataWorks' estimates, which could have a material impact on DataWorks' results of operations in future periods. For the three years ended December 31, 1997, the Company had no individual customer which accounted for 10% or more of total annual revenues.

EARNINGS PER SHARE

In 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 128, Earnings Per Share (SFAS 128). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options. Diluted earnings per share is similar to the previously reported fully diluted earnings per share. All earnings per share amounts presented, and where appropriate, have been restated to conform to the SFAS 128 requirements.

                             DATAWORKS CORPORATION

ACCOUNTING STANDARD ON IMPAIRMENT OF LONG-LIVED ASSETS

Effective January 1, 1996, DataWorks adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of. The adoption in 1996 had no material effect on the consolidated financial statements.

NEW ACCOUNTING STANDARDS

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130), which the Company is required to adopt for 1998. This statement will require the Company to report in the financial statements, in addition to net income, comprehensive income and its components including foreign currency items and unrealized gains and losses on certain investments in debt and equity securities. Upon adoption of SFAS 130, the Company is also required to reclassify financial statements for earlier periods provided for comparative purposes. The adoption of SFAS 130 will not have a significant impact on the Company's consolidated financial statement disclosures.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS
131), which the Company is required to adopt for its 1998 annual financial statements. This statement establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Under SFAS 131, operating segments are to be determined consistent with the way that management organizes and evaluates financial information internally for making operating decisions and assessing performance. The Company has not determined the impact of the adoption of this new accounting standard on its consolidated financial statement disclosures.

In November 1997, the American Institute of Certified Public Accountants issued Statement of Position No. 97-2, Software Revenue Recognition (SOP 97-2), which the Company is required to adopt for agreements entered into with customers beginning in 1998. This statement provides guidance for recognizing revenue related to sales by software vendors.

RECLASSIFICATIONS

Certain prior year balances have been reclassified to conform to the current year presentation.

2. BUSINESS COMBINATIONS

On September 29, 1997, the Company acquired Interactive Group, Inc., a Delaware corporation, and its wholly-owned subsidiaries Interactive (UK) Ltd., JIT and Interactive France which develops, markets, implements and supports integrated business information systems that enable discrete manufacturers to manage their enterprise-wide information

                             DATAWORKS CORPORATION
requirements. Under the terms of the acquisition agreement, stockholders of Interactive received 3,709,165 shares of common stock of the Company based on an exchange ratio of 0.8054 shares for each share of Interactive common stock they owned at the time the acquisition was consummated. In addition, options and warrants to acquire Interactive common stock were converted as a result of the acquisition into equivalent options and warrants to acquire the Company's common stock, based upon the exchange ratio. The acquisition has been accounted for under the pooling-of-interests method of accounting. Accordingly, the historical financial statements for periods prior to the consummation of the combination have been restated as though the companies had been combined for all periods presented.

In connection with the acquisition of Interactive, the Company recorded one-time acquisition and related costs during the third quarter of 1997 of $15.6 million. These costs included investment banking fees, legal and accounting fees, certain capitalized software and asset write-offs and various estimated expenses associated with the integration of operations. At December 31, 1997, approximately $1.5 million of anticipated integration and severance costs are included in other accrued liabilities.

On September 27, 1996, the Company acquired DCD, a Minnesota corporation, which designs, develops, markets and supports management software for use by lower tier mid-range manufacturers in the make-to-order manufacturing industry. In connection with the acquisition, the shareholders of DCD received 1,763,704 shares of common stock of the Company. The acquisition has been accounted for under the pooling-of-interests method of accounting. Accordingly, the historical financial statements for periods prior to the consummation of the combination have been restated as though the companies had been combined for all periods presented. In connection with the acquisition of DCD, the Company recorded one-time acquisition and related costs of $3.7 million which consisted of investment banking fees, legal and accounting fees and certain expenses associated with the integration of operations.

Total revenues and net income (loss) of DataWorks and Interactive for the periods preceding the acquisition were as follows (in thousands):

                                       DATAWORKS    INTERACTIVE    COMBINED
                                       ---------    -----------    --------
Six months ended June 30, 1997
  Total revenues.....................   $34,002       $28,442      $ 62,444
  Net income (loss)..................     2,963           367         3,330
Year ended December 31, 1996
  Total revenues.....................    60,748        56,191       116,939
  Net income.........................     3,236         1,261         4,497
Year ended December 31, 1995
  Total revenues.....................    43,011        32,993        76,004
  Extraordinary item, net of income
     taxes...........................    (1,017)           --        (1,017)
  Net income (loss)..................     2,357        (1,138)        1,219

In January 1996, DataWorks purchased certain assets of Arrowkey Systems ("Arrowkey") for $450,000. In accordance with the terms of the agreement, the Company paid an

                             DATAWORKS CORPORATION
additional $75,000 in January 1997 and may be required to pay up to $75,000 in January 1998 and 1999 if certain sales levels of Arrowkey software products are achieved (as defined). The owner of Arrowkey is an employee of DataWorks.

On December 31, 1995, Interactive acquired all of the outstanding shares of JIT in exchange for $1.5 million of cash, a $2.5 million note payable, and the assumption of net liabilities of $4.3 million. These liabilities do not take into account any potential losses associated with litigation that JIT is subject to in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's results of operations or financial position.

In addition, $1.2 million of contingent consideration is payable in two installments due January 1998 and 1999 based on a percentage of revenues generated from the JIT software. During the years ended December 31, 1997 and 1996, Interactive accrued $282,000 and $415,000, respectively, under the earnout calculation and recorded corresponding increases to its intangible assets related to the purchase price of JIT (Note 6). A summary of the purchase price and the allocation of costs to the assets acquired from JIT is as follows as of December 31, 1995 (in thousands):

Current assets.................................  $2,165
Fixed assets...................................     863
Intangible assets..............................   2,455
In-process research and development............   3,250
                                                 ------
                                                 $8,733
                                                 ======

During 1995, following the acquisition of JIT, Interactive wrote-off the purchased in-process research and development and this amount is included in research and development expense.

On July 25, 1997, Interactive acquired substantially all of the outstanding shares of Genie Productique/Gestion de Production ("GP2"), subsequently renamed Interactive France, a small provider of ERP software solutions to the manufacturing mid-market in France, in exchange for approximately $420,000 plus an additional $167,000 of contingent consideration payable over three years based on a percentage of revenues generated primarily from Interactive France's installed base of customers. The transaction was accounted for as a purchase and DataWorks' statements of operations include the results of operations of Interactive France from the date of acquisition. The excess of cost over the fair value of the net assets purchased has been allocated to customer base and assembled work force.

                             DATAWORKS CORPORATION

3. FINANCIAL STATEMENT INFORMATION

EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures consist of the following (in thousands):

                                               DECEMBER 31,
                                            -------------------
                                              1997       1996
                                            --------    -------
Computer equipment........................  $ 11,133    $ 9,051
Office furniture, fixtures and equipment
  and other...............................     7,574      5,337
                                            --------    -------
                                              18,707     14,388
Less accumulated depreciation and
  amortization............................   (10,523)    (7,318)
                                            --------    -------
                                            $  8,184    $ 7,070
                                            ========    =======

INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):

                                                DECEMBER 31,
                                             ------------------
                                              1997       1996
                                             -------    -------
Customer list..............................  $ 3,300    $ 3,300
Goodwill...................................    1,531      1,531
Covenant not to compete....................      960        810
Assembled workforce........................    1,013        831
Trademarks and trade names.................      457        457
Customer base..............................      990        563
Developed technology.......................    1,053        770
Other......................................       68         68
                                             -------    -------
                                               9,372      8,330
Less accumulated amortization..............   (3,289)    (2,129)
                                             -------    -------
                                             $ 6,083    $ 6,201
                                             =======    =======

OTHER INCOME (EXPENSE), NET

Other income (expense) consists of the following (in thousands):

                                      YEARS ENDED DECEMBER 31,
                                     --------------------------
                                      1997     1996      1995
                                     ------    -----    -------
Interest and dividend income.......  $1,944    $ 579    $   292
Interest expense...................    (315)    (332)    (1,256)
Other expense......................      --       --       (286)
                                     ------    -----    -------
                                     $1,629    $ 247    $(1,250)
                                     ======    =====    =======

                             DATAWORKS CORPORATION

4. SHORT-TERM INVESTMENTS

At December 31, 1997, the amortized cost of short-term investments classified as available-for-sale was as follows (in thousands):

                                               AMORTIZED
                                                 COST
                                               ---------
U.S. government debt securities..............   $ 2,739
Tax exempt commercial paper..................     1,007
Municipal bonds..............................    26,757
                                                -------
                                                $30,503
                                                =======

The amortized cost of these securities approximates fair value at December 31, 1997. No significant gains or losses were realized during the years ended December 31, 1997 and 1996.

5. EMPLOYEE STOCK OWNERSHIP PLAN AND RECAPITALIZATION

DCD established an ESOP in 1992 for the benefit of all employees meeting certain eligibility requirements. In 1992, DCD obtained financing of $2,550,000 from a commercial bank and advanced the proceeds to the ESOP which purchased 899,640 shares of common stock from a DCD stockholder. The ESOP note payable was secured by the assets of DCD and a $500,000 personal guarantee of the selling stockholder. During 1995, the ESOP note payable and "Receivable from ESOP" were paid in full.

DCD recorded the funds advanced to the ESOP as a "Receivable from ESOP" which was a reduction of stockholders' equity. As DCD made discretionary contributions and dividends to the ESOP, these amounts were used to repay the "Receivable from ESOP" and the related ESOP note payable. As the principal amount of the loan was repaid, the "Receivable from ESOP" was reduced accordingly. The amount of the repayments during 1995 was $1,087,503.

During 1995, DCD paid $56,408 of interest expense, contributed $438,477 to the ESOP and incurred $7,073 of other ESOP related expenses. Also during 1995, DCD paid dividends of $649,026 on common stock owned by the ESOP. At December 31, 1995, the ESOP had released and allocated 899,640 shares.

                             DATAWORKS CORPORATION

6. LONG-TERM OBLIGATIONS

Long-term obligations consist of the following (in thousands):

                                                 DECEMBER 31,
                                               ----------------
                                                1997      1996
                                               ------    ------
8.75% note payable to Fourth Shift
  Corporation; principal and interest payable
  in twelve equal quarterly installments of
  $239,130 each, commencing on April 1, 1996;
  paid September 30, 1997....................  $   --    $1,934
Revolving line of credit agreement with Royal
  Bank of Scotland plc (the "Royal Bank of
  Scotland Agreement"); interest payable
  monthly at the bank's prime rate, plus 2%
  (9.25% at December 31, 1997); expires July
  31, 1998...................................     721        --
Revolving line of credit agreement; interest
  payable monthly; repaid and cancelled
  September 30, 1997.........................      --     1,200
Non-interest bearing earnout payable to FSC;
  due in varying amounts until January 31,
  1999.......................................     697       415
Non-interest bearing earnout payable to GP2;
  due in varying amounts until July 25,
  2000.......................................     420        --
Other........................................     376       328
                                               ------    ------
                                                2,214     3,877
Less current portion of long-term
  obligations................................    (721)   (2,013)
                                               ------    ------
                                               $1,493    $1,864
                                               ======    ======

Maturities of long-term obligations are as follows (in thousands):

           YEARS ENDED DECEMBER 31,
           ------------------------
1998...........................................  $  721
1999...........................................   1,264
2000...........................................     200
2001...........................................      26
2002 and thereafter............................       3
                                                 ------
                                                 $2,214
                                                 ======

The Royal Bank of Scotland Agreement is limited to borrowings of 800,000 British pounds (approximately $1.3 million at December 31, 1997) and is secured by the accounts receivable of Interactive (U.K.) Ltd. The Royal Bank of Scotland Agreement contains restrictive covenants, including limitations on the payment of dividends. At December 31, 1997, the Company was in compliance with all such covenants.

In June 1997, the Company amended its banking facility agreement to be uncommitted. This facility provides for borrowings up to a maximum of $6 million and bears interest at the bank's prime rate (8.5% at December 31, 1997). This uncommitted arrangement can

                             DATAWORKS CORPORATION
be withdrawn by the lender at any time, at their option. At December 31, 1997, DataWorks had no borrowings outstanding under the banking facility.

7. EXTRAORDINARY ITEM

In connection with the repayment of a senior term note payable in September 1995 and the settlement of subordinated notes payable in August and November 1995, the related unamortized debt issue costs and debt discount were written off. In addition, DataWorks also incurred prepayment and other cash charges related to the payment of the senior term note. In accordance with generally accepted accounting principles, these write-offs and cash charges, net of the related income tax benefits, have been reported as extraordinary items in the accompanying consolidated statements of operations. The composition of the extraordinary items are as follows (in thousands):

                                                   YEAR ENDED
                                                DECEMBER 31, 1995
                                                -----------------
Write-off of unamortized debt issue costs and
  debt discount...............................       $  886
Cash prepayment penalty and other cash
  charges.....................................          838
                                                     ------
                                                      1,724
Income tax benefit............................         (707)
                                                     ------
                                                     $1,017
                                                     ======

8. INCOME TAXES

The provision for income taxes consists of the following (in thousands):

                                       YEARS ENDED DECEMBER 31,
                                      --------------------------
                                       1997      1996      1995
                                      ------    ------    ------
Current:
  Federal...........................  $2,324    $1,827    $1,113
  Foreign...........................     611       561       398
  State.............................     717       480       269
                                      ------    ------    ------
                                       3,652     2,868     1,780
Deferred:
  Federal...........................    (622)      720      (779)
  Foreign...........................      --        --        --
  State.............................    (184)       54       (69)
                                      ------    ------    ------
                                        (806)      774      (848)
                                      ------    ------    ------
                                      $2,846    $3,642    $  932
                                      ======    ======    ======

                             DATAWORKS CORPORATION

Deferred income taxes are provided for temporary differences in recognizing certain income and expense items for financial reporting and tax reporting purposes. Significant components of deferred tax assets and liabilities are as follows (in thousands):

                                                YEARS ENDED
                                                DECEMBER 31,
                                             ------------------
                                              1997       1996
                                             -------    -------
Deferred tax liabilities:
  Difference in tax basis of acquired
     intangibles...........................  $  (847)   $(1,066)
  Capitalized software costs...............   (1,665)    (1,735)
  Depreciation.............................       --        (49)
  Other....................................      (70)      (110)
                                             -------    -------
          Total deferred tax liabilities...   (2,582)    (2,960)
Deferred tax assets:
  Net operating loss and credit
     carryforwards.........................      323      1,205
  Deferred revenue and expenses............       38        500
  Allowance for doubtful accounts and
     product returns.......................      889        307
  Depreciation.............................      394         --
  Purchased research and development.......    1,155      1,183
  Accrued liabilities and other............    2,196      1,347
                                             -------    -------
          Total deferred tax assets........    4,995      4,542
                                             -------    -------
          Net deferred tax assets..........  $ 2,413    $ 1,582
                                             =======    =======

The effective income tax rate varied from the statutory federal rate as follows:

                                       YEARS ENDED DECEMBER 31,
                                      --------------------------
                                       1997      1996      1995
                                      ------    ------    ------
Income tax provision at statutory
  rate..............................  $  695    $2,784    $1,077
State income tax provision, net of
  federal benefits..................     352       410       163
Benefit of tax credits..............    (416)     (278)     (105)
Non deductible merger expenses......   2,461       682        --
ESOP dividend tax benefit...........      --        --      (256)
Effect of foreign rates.............      --        16       (38)
Utilization of research tax credits
  and net operating loss
  carryforwards.....................      --      (228)       --
Permanent differences...............    (477)       73       (54)
Other...............................     231       183       145
                                      ------    ------    ------
                                      $2,846    $3,642    $  932
                                      ======    ======    ======

At December 31, 1997, DataWorks has a consolidated federal research and development credit carryforward of approximately $312,000 which will begin to expire in 2012, unless previously utilized.

                             DATAWORKS CORPORATION

In accordance with Sections 382 and 383 of the Internal Revenue Code, a change in ownership of greater than fifty percent of a corporation within a three-year period will place an annual limitation on the corporation's ability to utilize its existing carryforwards.

9. RECEIVABLE FROM OFFICER

At December 31, 1997 and 1996, the receivable from officer is from one of DataWorks' principal officers and shareholders and consists of net advances totaling $97,000 and $155,300, respectively, and is included in other assets. The advances will be repaid or offset against any future performance bonuses earned and approved by the Board of Directors.

10. COMMITMENTS AND CONTINGENCIES

The Company is obligated under various noncancellable operating leases for equipment, vehicles and office space through 2004. Certain of the leases provide that the Company pay all or a portion of taxes, maintenance, insurance and other operating expenses, and certain of the rents are subject to adjustment for changes as determined by certain consumer price indices and exchange rates. Two of DataWorks' corporate office lease agreements provide for deferred payment terms. For financial reporting purposes, rent expense is recorded on the straight-line basis over the term of the lease and the difference between rent expense accrued and amounts paid under the lease agreements are included in other liabilities in the accompanying consolidated balance sheets.

Minimum lease commitments for noncancellable operating leases as of December 31, 1997 are as follows (in thousands):

           YEARS ENDED DECEMBER 31,
           ------------------------
1998..........................................  $ 4,160
1999..........................................    3,360
2000..........................................    2,356
2001..........................................    2,187
2002 and thereafter...........................    2,231
                                                -------
                                                $14,294
                                                =======

Aggregate rent expense was approximately $4,162,000, $3,437,000 and $2,663,000 in 1997, 1996 and 1995, respectively.

During 1997, the Company entered into various software resell agreements with third party software providers. These resell agreements generally require certain minimum levels of renumeration during the term of the agreements in the form of quarterly or annual minimum royalty and maintenance support payments. At December 31, 1997, the

                             DATAWORKS CORPORATION

Company is obligated to make minimum payments related to these resell agreements as follows (in thousands):

           YEARS ENDED DECEMBER 31,
           ------------------------
1998..........................................  $ 1,927
1999..........................................    3,360
2000..........................................    2,261
2001..........................................    2,968
                                                -------
                                                $10,516
                                                =======

CONTINGENCIES

The Company is subject to legal proceedings and claims that arise in the normal course of business. While the outcome of the proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's consolidated financial condition or results of operations.

11. SHAREHOLDERS' EQUITY

COMMON STOCK

In January 1991, the Company entered into a stock and cash bonus arrangement (the "Arrangement") with an officer of the Company that provided for the issuance of common stock as a bonus for services rendered. On January 1, 1995, the Company issued 90,849 shares of common stock and a related cash bonus sufficient to cover the related income tax under the Arrangement. No further cash or stock bonuses have been provided for under this Arrangement. On March 20, 1995, the Company removed the forfeiture provisions associated with the Arrangement, and compensation expense of $871,000 related to this bonus was recorded which consisted of the then current fair value of the common stock and the related cash bonus under the Arrangement.

PREFERRED STOCK

As of December 31, 1997, DataWorks is authorized to issue 5,000,000 shares of preferred stock; no shares are outstanding.

WARRANTS

In connection with various financing arrangements, the Company issued warrants to purchase 1,382,183 shares of DataWorks' common stock at prices ranging from $0.26 to $8.68 per share. In connection with the completion of the initial public offering in November 1995, 1,345,869 warrants were converted to 1,050,843 shares of common stock for cash proceeds of $175,439 and the settlement of $1,300,000 of subordinated notes payable. During 1997 and 1996, warrants were exercised for the purchase of 988 and 14,092 shares of common stock, respectively, at $8.68 per share. At December 31, 1997, warrants to purchase 21,234 shares of common stock at $8.68 per share remain outstanding. The warrants expire in August, 2000.

                             DATAWORKS CORPORATION

In addition, in May 1995, the Company granted a warrant to an underwriter for the purchase of up to 104,702 shares of common stock at an exercise price of $9.68 per share. The warrant expires in May, 2000.

In 1990, a warrant was issued to a shareholder to purchase 113,852 shares of Company common stock at $0.22 per share. The warrant was exercised in March, 1995 by reducing the subordinated debenture payable to the shareholder.

STOCK OPTION EXERCISED BY OFFICER

In July 1996, an officer of DCD exercised an option to acquire 37% of DCD's common shares in accordance with the terms of the option. For tax purposes, the exercise of the option is compensatory. Accordingly, for the year ended December 31, 1996, the Company recorded a tax benefit of approximately $2.5 million as an addition to common stock.

STOCK OPTION PLANS

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations, in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS
123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

DataWorks has an Equity Incentive Plan (the "Plan") under which 2,824,127 shares of common stock are reserved for issuance to eligible employees, directors and consultants of DataWorks. The Plan provides for awards in the form of options, stock bonuses, restricted shares or stock appreciation rights ("SARs"). The terms of any stock awards under the Plan, including vesting requirements, are determined by the Board of Directors, subject to the provisions of the Plan. Options issued under the Plan are either incentive stock options ("ISOs") or nonstatutory stock options ("NSOs"). The exercise price of the ISOs is not less than the fair market value on the date of grant and the exercise price of the NSOs is determined by the Board of Directors. Options granted under the Plan generally become exercisable over a period of four years and the maximum term of options granted is ten years. For the years ended December 31, 1997, 1996 and 1995, the Company recorded $89,000, $91,000 and $15,000, respectively, in compensation expense related to employee stock options granted at less than fair market value on the date of grant.

On September 13, 1995, DataWorks adopted the Non-Employee Directors' Stock Option Plan (the "Directors' Plan") under which 150,000 shares of common stock are reserved for issuance upon exercise of options granted by DataWorks to non-employee members of the board of directors. The exercise price of the options will be at the fair market value of the stock on the date of grant. Options granted under the Directors' Plan will become exercisable over three years and expire ten years from the date of grant. As of December 31, 1997, 100,000 options were granted under the Directors' Plan.

                             DATAWORKS CORPORATION

In addition, at December 31, 1997, DataWorks has outstanding options to purchase an additional 102,169 shares of common stock at prices ranging from $1.30 to $5.20 per share outside of the plans, of which 47,172 were exercisable. The Company recorded $70,000 of expense related to the estimated fair market value of certain of these options on their date of grant during the year ended December 31, 1996.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company has accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of 6.25%, 6% and 6%; dividend yield of 0%; volatility factors of the expected market price of the Company's common stock of 76.5%, 67.5% and 67.5% for 1997, 1996 and 1995, respectively, and a weighted-average life of the options of 5.15,
4.06 and 4.09 years for 1997, 1996 and 1995, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except for earnings per share information):

                                      YEARS ENDED DECEMBER 31,
                                     ---------------------------
                                      1997       1996      1995
                                     -------    ------    ------
Pro forma net income (loss)........  $(2,913)   $3,406    $1,147
                                     =======    ======    ======
Pro forma basic earnings (loss) per
  share............................  $ (0.21)   $ 0.30    $ 0.17
                                     =======    ======    ======
Pro forma diluted earnings (loss)
  per share........................  $ (0.21)   $ 0.28    $ 0.15
                                     =======    ======    ======

The results above are not likely to be representative of the effects of applying FAS 123 on reported net income or loss for future years as these amounts reflect the expense for only one, two or three years vesting.

                             DATAWORKS CORPORATION

A summary of the Company's stock option activity, including those issued outside of the plans, and related information for the years ended December 31 follows:

                                1997                     1996                     1995
                       ----------------------   ----------------------   ----------------------
                                    WEIGHTED-                WEIGHTED-                WEIGHTED-
                                     AVERAGE                  AVERAGE                  AVERAGE
                                    EXERCISE                 EXERCISE                 EXERCISE
                        OPTIONS       PRICE      OPTIONS       PRICE      OPTIONS       PRICE
                       ----------   ---------   ----------   ---------   ----------   ---------
Outstanding --
  beginning of
  year...............   1,399,516    $11.16      1,104,927    $ 3.91        525,788     $ .26
Granted..............     877,878     15.08        662,301     17.67        682,359      6.06
Exercised............    (172,207)     1.95       (335,158)      .67        (64,759)      .49
Forfeited............    (125,601)    11.56        (32,554)     7.02        (38,461)      .39
                       ----------    ------     ----------    ------     ----------     -----
Outstanding -- end of
  year...............   1,979,586    $13.85      1,399,516    $11.16      1,104,927     $3.91
                       ==========               ==========               ==========
Exercisable at end of
  year...............     584,465                  390,351                  358,761
Weighted-average fair
  value of options
  granted during
  year...............  $    11.93               $     9.27               $     2.04

The weighted-average remaining contractual life of the options outstanding at December 31, 1997 is 8.45 years.

The following table summarizes information about stock options outstanding at December 31, 1997:

                                      OUTSTANDING                           EXERCISABLE
                       ------------------------------------------   ----------------------------
                                      REMAINING       WEIGHTED                    EXERCISE PRICE
      RANGE OF           NUMBER      CONTRACTUAL      AVERAGE         NUMBER         WEIGHTED
   EXERCISE PRICES     OUTSTANDING      LIFE       EXERCISE PRICE   EXERCISABLE      AVERAGE
   ---------------     -----------   -----------   --------------   -----------   --------------
$ 0.26 to 0.65.......     52,311        6.12           $  .46          37,204         $0.39
  2.86 to 3.72.......    107,891        6.21             3.25          64,350          3.29
  5.02 to 6.83.......    239,841        8.79             6.30          50,167          5.87
       7.53..........    150,340        7.81             7.53          80,360          7.53
  9.31 to 11.06......    243,989        7.97            10.59         157,945         10.60
      11.50..........    126,415        8.00            11.50          55,602         11.50
 13.25 to 14.50......     90,527        9.50            13.89           4,443         14.50
 15.30 to 16.00......    334,106        8.34            15.64          22,859         16.00
 18.13 to 18.50......    312,166        9.67            18.46          11,804         18.20
 21.75 to 25.75......    322,000        8.78            25.23          99,731         25.26

At December 31, 1997, options for 560,461 shares were available for future grant.

                             DATAWORKS CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

On September 13, 1995, DataWorks adopted an Employee Stock Purchase Plan (the "Purchase Plan") under which 440,734 shares of common stock were reserved for sale to employees. DataWorks' Board of Directors may grant eligible employees the right to purchase a fixed number of shares of common stock (up to but not exceeding 15% of each employee's earnings) over a fixed offering period (not to exceed 27 months) at the lesser of 85% of the fair market value of the stock on the grant date or 85% of the fair market value on the purchase date or dates specified on the date of grant. At December 31, 1997, 333,150 shares have been issued under the Purchase Plan.

SHARES RESERVED FOR FUTURE ISSUANCE

The following common stock is reserved for future issuance at December 31, 1997:

Stock options:
  Granted and outstanding.................    1,979,586
  Reserved for future grants..............      560,461
                                              ---------
                                              2,540,047
Warrants..................................      125,936
Employee stock purchase plan..............      107,584
                                              ---------
                                              2,773,567
                                              =========

12. EMPLOYEE RETIREMENT AND PROFIT SHARING PLANS

Effective July 1, 1994, DataWorks established a 401(k) defined contribution retirement plan (the "Retirement Plan") covering all employees. The Retirement Plan provides for voluntary employee contributions from 1% to 15% of annual compensation (as defined). DataWorks may contribute such amounts as determined by the Board of Directors. Participants vest in employer contributions over five years at a rate of 20% for each year of service. There were no employer contributions to the Retirement Plan during the years ended December 31, 1997, 1996 or 1995.

Interactive maintains profit sharing and deferred savings plans for its employees, which allow participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. Under both plans, Interactive contributions are discretionary, and employees vest immediately in their contributions. Interactive U.K. Subsidiary also maintains a defined contribution pension plan for its employees. Expenses for the plans aggregated approximately $790,000, $571,000, and $314,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

In addition, DCD has a profit sharing plan which provides for an annual contribution not to exceed the maximum allowed as a deduction under the Internal Revenue Code. The plan covers substantially all employees after specified periods of service and the attainment of minimum age requirements. Each year's contribution is determined by the Board of Directors. No Company contributions to the plan were declared or made during 1997, 1996 or 1995.

                             DATAWORKS CORPORATION

Effective July 1996, DCD established a 401(k) defined contribution retirement plan (the "DCD plan") covering all employees of DCD. The DCD plan provides for voluntary employee contributions from 1% to 15% of annual compensation (as defined). DCD may match these contributions at 50% on the first 6% of employee contributions. For the years ended December 31, 1997 and 1996, DCD contributions to the plan totaled $0 and $87,000, respectively.

13. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in thousands except per share amounts):

                                      YEARS ENDED DECEMBER 31,
                                    ----------------------------
                                     1997       1996       1995
                                    -------    -------    ------
Numerator
  Net income (loss)...............  $  (804)   $ 4,497    $1,219
                                    =======    =======    ======
  Numerator for basic and diluted
     earnings per share -- income
     (loss) available to common
     shareholders.................  $  (804)   $ 4,497    $1,219
                                    =======    =======    ======
Denominator
  Weighted average common shares
     outstanding -- shares used in
     computing basic earnings per
     share........................   13,811     11,392     6,929
     Weighted average options and
       warrants to purchase common
       stock as determined by the
       treasury method............       --        562       878
                                    -------    -------    ------
  Shares used in computing diluted
     earnings per share...........   13,811     11,954     7,807
                                    =======    =======    ======
Basic earnings (loss) per share...  $ (0.06)   $  0.39    $ 0.17
                                    =======    =======    ======
Diluted earnings (loss) per
  share...........................  $ (0.06)   $  0.38    $ 0.16
                                    =======    =======    ======

The earnings (loss) per share information was computed applying the requirements of recently effective Statement of Financial Accounting Standards No. 128 and SEC Staff Accounting Bulletin No. 98.

                             DATAWORKS CORPORATION

14. GEOGRAPHIC DATA

The Company's operations consist of one business segment: the development, marketing, implementation, and support of integrated business information systems for the discrete manufacturing industry. The Company has operations in North America and Europe. The operations and identifiable assets of the Company by geographic area are as follows (in thousands):

                                          YEARS ENDED DECEMBER 31,
                                     -----------------------------------
                                       1997          1996         1995
                                     --------      --------      -------
Revenues from unaffiliated
  customers:
  North America....................  $121,689      $ 96,794      $62,768
  Europe...........................    25,274        20,145       13,236
                                     --------      --------      -------
                                     $146,963      $116,939      $76,004
                                     ========      ========      =======
Income (loss) before income taxes:
  North America....................  $ (1,402)(a)  $  6,138(b)   $ 1,995
  Europe...........................     3,444         2,001        1,173
                                     --------      --------      -------
                                     $  2,042      $  8,139      $ 3,168
                                     ========      ========      =======
Identifiable assets:
  North America....................  $116,775      $111,797      $55,777
  Europe...........................    14,361         9,405        7,139
                                     --------      --------      -------
                                     $131,136      $121,202      $62,916
                                     ========      ========      =======

-------------------------
(a) Includes one-time charges in the aggregate, after-tax amount of $11.9 million in connection with the Interactive acquisition.

(b) Includes one-time charges in the aggregate, after-tax amount of $2.1 million in connection with the DCD acquisition.

                             DATAWORKS CORPORATION

                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                     ASSETS

                                                              SEPTEMBER 30,
                                                                  1998
                                                              -------------
                                                               (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................    $ 23,785
  Short-term investments, available-for-sale................       9,897
  Accounts receivable, net of allowance for doubtful
     accounts of $2,654.....................................      56,635
  Deferred income taxes.....................................       3,361
  Other current assets......................................       8,906
                                                                --------
          Total current assets..............................     102,584
Equipment, furniture and fixtures, net......................      11,077
Capitalized software costs, net.............................       9,287
Intangible assets, net......................................      10,977
Advances to related parties.................................          97
Other assets................................................       3,824
                                                                --------
          Total assets......................................    $137,846
                                                                ========

                   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $ 11,569
  Accrued compensation......................................       8,077
  Income taxes payable......................................       2,782
  Deferred revenue..........................................      15,192
  Current portion of long-term obligations..................         893
  Other accrued liabilities.................................       2,359
                                                                --------
          Total current liabilities.........................      40,872
Deferred income taxes.......................................       1,030
Long-term obligations, less current portion.................       1,351
Commitments
Shareholders' equity:
  Common shares, no stated par value:
     Authorized shares -- 50,000
     Issued and outstanding shares -- 14,400................      87,661
  Retained earnings.........................................       6,296
  Cumulative foreign currency translation adjustments.......         636
                                                                --------
          Total shareholders' equity........................      94,593
                                                                --------
          Total liabilities and shareholders' equity........    $137,846
                                                                ========

                             DATAWORKS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                    (in thousands, except per share amounts)

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                           --------------------
                                                             1998        1997
                                                           --------    --------
Revenues:
  Software licenses......................................  $ 56,571    $ 48,215
  Maintenance and other services.........................    61,371      44,412
  Hardware...............................................     6,873       8,005
                                                           --------    --------
Total revenues...........................................   124,815     100,632
Cost of revenues:
  Software licenses......................................     6,589       6,082
  Maintenance and other services.........................    45,823      30,984
  Hardware...............................................     5,362       6,061
                                                           --------    --------
Total cost of revenues...................................    57,774      43,127
                                                           --------    --------
Gross profit.............................................    67,041      57,505
Operating expenses:
  Sales and marketing....................................    35,134      28,523
  General and administrative.............................    15,652      12,969
  Research and development...............................    10,546       7,824
  Restructuring costs....................................       527          --
  Acquisition and related costs..........................        --      15,565
                                                           --------    --------
Total operating expenses.................................    61,859      64,881
                                                           --------    --------
Income (loss) from operations............................     5,182      (7,376)
Other income, net........................................       884       1,262
                                                           --------    --------
Income (loss) before income taxes........................     6,066      (6,114)
Provision (credit) for income taxes......................     2,215        (253)
                                                           --------    --------
Net income (loss)........................................  $  3,851    $ (5,861)
                                                           ========    ========
Net income (loss) per share -- basic.....................  $   0.27    $  (0.43)
                                                           ========    ========
Net income (loss) per share -- diluted...................  $   0.26    $  (0.43)
                                                           ========    ========
Common shares outstanding -- basic.......................    14,272      13,765
                                                           ========    ========
Common shares outstanding -- diluted.....................    14,843      13,765
                                                           ========    ========

                             DATAWORKS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (in thousands)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1997
                                                              --------    -------
OPERATING ACTIVITIES
Net income (loss)...........................................  $  3,851    $(5,861)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization of intangible assets........     5,570      3,652
  Non cash acquisition and related costs....................        --      5,248
  Compensation regarding granting of stock options..........        35         67
  Deferred income taxes.....................................        82       (234)
  Provision for doubtful accounts...........................       838        965
  Changes in operating assets and liabilities:
    Accounts receivable.....................................    (3,313)    (2,752)
    Write-off of bad debts..................................      (543)      (339)
    Other current assets....................................    (2,552)    (1,185)
    Accounts payable........................................      (233)     2,532
    Accrued compensation....................................    (2,399)       976
    Deferred revenue........................................       921      1,754
    Other accrued liabilities and income taxes payable......    (2,202)       263
                                                              --------    -------
Net cash provided by operating activities...................        55      5,086
INVESTING ACTIVITIES
Purchases of equipment, furniture and fixtures..............    (6,055)    (3,523)
Purchases of short-term investments.........................   (21,210)        --
Sale of short-term investments..............................    41,816         --
Additions to capitalized software costs.....................    (4,761)    (2,750)
Increase in intangible assets...............................    (1,715)      (239)
Cash paid for acquisitions..................................    (2,613)        --
Advances to related party, net..............................        --         58
Other assets................................................      (515)       (80)
                                                              --------    -------
Net cash provided by (used in) investing activities.........     4,947     (6,534)
FINANCING ACTIVITIES
Net increase (decrease) in obligations under line of
  credit....................................................      (727)      (655)
Proceeds from notes payable.................................        --        500
Repayments of notes payable and capital lease obligations...      (884)    (1,740)
Issuance of common stock, net...............................     2,503      1,966
                                                              --------    -------
Net cash provided by financing activities...................       892         71
Effect of exchange rate on cash.............................       473         --
                                                              --------    -------
Net increase (decrease) in cash and cash equivalents........     6,367     (1,377)
Cash and cash equivalents at beginning of period............    17,418     50,825
                                                              --------    -------
Cash and cash equivalents at end of period..................  $ 23,785    $49,448
                                                              ========    =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for interest....................  $    153    $   371
                                                              ========    =======
Cash paid during the period for income taxes................  $    777    $ 1,649
                                                              ========    =======
NON-CASH TRANSACTIONS
Common stock issued for business acquisitions...............  $  3,665    $    --
                                                              ========    =======
Equipment acquired through capital leases...................  $    959    $   321
                                                              ========    =======
Earnouts payable for business acquisitions..................  $    682    $   139
                                                              ========    =======

                             DATAWORKS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements included herein have been prepared by DataWorks Corporation (the "Company" or "DataWorks") pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") for preparing interim period financial statements. Accordingly, they do not include all of the information and disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments and reclassifications considered necessary for a fair and comparable presentation have been included and are of a normal recurring nature. The unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 1997 included in this Proxy Statement/Prospectus. The results of operations for the nine months ended September 30, 1998 are not necessarily indicative of the results which may be reported for any other interim period or for the year ending December 31, 1998.

2. EARNINGS PER SHARE

Basic earnings per share was computed by dividing net income by the weighted average shares of common stock outstanding during the periods. Diluted earnings per share was computed by dividing net income by the weighted average shares of common stock and common stock equivalents outstanding during the periods. The dilutive effect of the potential exercise of outstanding options and warrants to purchase shares of common stock was calculated using the treasury stock method.

3. RECEIVABLES FROM RELATED PARTIES

At September 30, 1998, the receivables from related parties consist of balances due from one of DataWorks' principal officers and shareholders representing net advances totaling $97,000.

4. COMPREHENSIVE INCOME

As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). This statement requires the Company to report in the financial statements, in addition to net income, comprehensive income and its components including foreign currency translation adjustments and unrealized gains and losses on its available-for-sale securities. SFAS 130 also requires the Company to reclassify financial statements for earlier periods provided for comparative purposes.

                             DATAWORKS CORPORATION

                                  (UNAUDITED)

The components of comprehensive income for the nine months ended September 30, 1998 and 1997 are as follows:

                                              NINE MONTHS ENDED
                                                SEPTEMBER 30,
                                              -----------------
                                               1998      1997
                                              ------    -------
Net income (loss)...........................  $3,851    $(5,861)
Unrealized gains (losses) on foreign
  currency translation adjustments..........     473        (60)
                                              ------    -------
          Total comprehensive income
             (loss).........................  $4,324    $(5,921)
                                              ======    =======

5. SOFTWARE REVENUE RECOGNITION

As of January 1, 1998, the Company adopted Statement of Position No. 97-2, Software Revenue Recognition ("SOP 97-2"), which provides guidance for recognizing revenue related to sales by software vendors. The adoption of SOP 97-2 did not have a significant impact on the Company's financial statements at and for the nine months ended September 30, 1998.

6. ACQUISITIONS

On January 28, 1998, DataWorks acquired a 19.5% interest in Evosoft DataWorks Software GmbH ("Evosoft") for approximately $413,000 in cash. Evosoft, located in Nuremberg, Germany, will market, distribute and support the Company's products upon translation and localization into German specifications. DataWorks has an option to purchase the remaining interest in Evosoft by January 2001. The Company accounts for its investment in Evosoft on the cost method.

On April 22, 1998, the Company acquired the assets of C-WAY Systems, Inc., a Delaware Corporation, ("C-WAY") in exchange for 106,315 shares of DataWorks' common stock valued at approximately $2.6 million and a possible earnout of up to an additional approximately $2.6 million. The earnout is payable over four years based upon satisfaction of certain product development goals and a percentage of future revenues generated. Prior to the transaction, C-WAY developed, sold and supported advanced planning and scheduling software for manufacturers. The transaction was accounted for as a purchase, and the results of operations of C-WAY are included with the results of the Company's operations subsequent to the date of acquisition. The excess costs over fair market value of the net assets purchased has been allocated to developed technology, customer base and assembled workforce and is being amortized over five years.

Effective June 1, 1998, the Company acquired the assets of CTi Software BV ("CTi") in exchange for $1.25 million cash and 65,689 shares of DataWorks' common stock, at the time valued at approximately $1.25 million. Prior to the acquisition, CTi, located in Hague, Netherlands, developed, marketed, and maintained software for mid-range manufacturers software. The transaction was accounted for as a purchase, and the results of operations of CTi are included with the results of the Company's operations subsequent to the date of acquisition. The excess costs over fair market value of the net assets

                             DATAWORKS CORPORATION

                                  (UNAUDITED)

purchased has been allocated to customer base and assembled workforce and is being amortized over five years.

On July 3, 1998 the Company acquired the assets of 7+7 Software AB ("7+7") in exchange for cash payments over three years in the aggregate amount of $0.35 million. 7+7 was an enterprise software consulting group to mid-range manufacturers. The transaction was accounted for as a purchase, and the results of operations of 7+7 is included with the results of the Company's operations subsequent to the date of acquisition.

On August 12, 1998, DataWorks acquired a 19.5% interest in JB Systems, Inc. ("JB Systems") for $2.2 million cash. A JB Systems' board member that is also a board member of the Company owns the majority of the remaining outstanding shares. Therefore, the investment is accounted for using the equity method, and the Company's equity in the results of operations of JB Systems are included with the results of the Company's operations subsequent to the purchase date. JB Systems, headquartered in Woodland Hills, California, is a leading supplier of computerized plant maintenance and management software. DataWorks has an option to purchase the remaining interest in JB Systems for a two-year period commencing on the close of the initial investment. As discussed in Note 10, upon the completion of the merger with Platinum, the Company's board member is expected to resign. Accordingly, the Company will account for its investment in JB Systems on the cost method.

The Company has determined that the aggregate impact of these acquisitions on the Company's results of operations is not material.

7. COMMITMENTS

During September 1998, the Company entered into an agreement with a commercial developer to lease buildings being developed and constructed by the commercial developer. The buildings, which total approximately 160,000 square feet, will be located in San Diego, California, and will serve as the corporate headquarters for the Company. The lease agreement, which is for a ten-year period with two five-year options to extend the term of the lease, is expected to commence in September 1999. Total lease commitment approximates $40.0 million over the initial lease term.

8. RESTRUCTURING AND OTHER COSTS

During the third quarter of 1998, the Company commenced an initial phase of a company-wide reorganization. These costs consisted primarily of severance packages offered to three of the Company's executives. In the fourth quarter of 1998, the Company expects to record additional nonrecurring expenses of approximately $4.0 million.

9. REVISED EMPLOYEE STOCK PURCHASE PLAN

During June 1998, in conjunction with the Company's Annual Shareholders Meeting, the shareholders approved an increase in the number of shares authorized for issuance under the Employee Stock Purchase Plan (the "Plan") by 750,000 shares. During July 1998, the

                             DATAWORKS CORPORATION

                                  (UNAUDITED)

Company adopted a revised Plan which included amendments to the employee eligibility requirements and certain of the terms of rights granted under the Plan.

10. SUBSEQUENT EVENTS

Pursuant to shareholder approval obtained at the Annual Meeting of Shareholders of DataWorks held June 18, 1998, the Company completed its reincorporation in Delaware on October 2, 1998.

On October 13, 1998, the Company entered into a definitive agreement (the "Merger Agreement") with Platinum Software Corporation, ("Platinum"), a supplier of software solutions for manufactures and distributors in the mid-range market, pursuant to which the Company will become a wholly-owned subsidiary of Platinum in a stock-for-stock merger (the "Merger") intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and accounted for as a purchase for financial reporting purposes. Under the terms of the Merger Agreement, stockholders of the Company will receive 0.794 shares of Platinum common stock for each share of Company common stock they own at the time the Merger is consummated. In addition, options and warrants to acquire Company common stock will be converted as a result of the Merger into equivalent options and warrants for Platinum common stock, based upon the exchange ratio. The Merger is expected to be completed in December 1998, subject to approval of the Merger Agreement and the Merger by the stockholders of the Company and the shareholders of Platinum as well as the satisfaction or waiver of customary closing conditions. The transactions involving the Company and Platinum, and the various agreements entered into in connection therewith are described more fully elsewhere in this Joint Proxy Statement/Prospectus. The Company expects to incur costs directly related to completing the Merger of $1.5 million, most of which will be non-deductible for income tax purposes.

On October 13, 1998, the Company adopted a Shareholder Rights Plan (the "Plan") under which all shareholders of record as of October 28, 1998 will receive rights (the "Rights") to purchase shares of a new series of preferred stock. The Rights will be distributed as a non-taxable dividend and will expire in ten years from the record date. The Rights will be exercisable only if a person or group acquires 15 percent or more of the Company's common stock or announces a tender offer for 15 percent or more of the common stock. In the event a person acquires 15 percent or more of the Company's common stock, all Rights holders except the buyer will be entitled to acquire the Company's preferred stock at a discount. Notwithstanding the foregoing, the Plan provides that the Company's proposed merger with Platinum will not cause the rights to become exercisable as long as Platinum is acting in accordance with the terms of the Merger Agreement.

On October 22, 1998 the Company's Board of Directors authorized an employee stock option repricing effective November 9, 1998. Approximately 1,467,450 shares under options, with original per share prices of $9.75 to $25.75, were repriced at $9.131 per

                             DATAWORKS CORPORATION

                                  (UNAUDITED)

share. The repricing affected the Company's 1995 Equity Incentive Plan, the Interactive Group, Inc. 1995 Stock Option Plan and the Interactive Group, Inc. 1997 Nonstatutory Stock Option Plan assumed by DataWorks as part of the Company's acquisition of Interactive Group, Inc. The repricing did not affect the number of shares issuable under options previously granted, vesting period or expiration date of the options. However, there is a twelve-month period following the repricing in which all repriced options generally cannot be exercised.

A lawsuit was filed against DataWorks on November 3, 1998 seeking an unspecified amount of damages on behalf of an alleged class of persons who purchased shares of the Company's common stock at various times between January 28, 1998 to July 16, 1998. The complaint named as defendants the Company, certain of its officers and former officers and certain directors of the Company, asserting that they violated federal and state securities laws by misrepresenting and failing to disclose certain information about the Company's business. The Company has not yet formally responded to this complaint. Although the Company has insurance which covers such actions, and intends to vigorously defend the actions against the Company, there can be no assurance that an adverse result or settlement with regard to this lawsuit would not have a material adverse effect on the Company's financial condition or results of operations.

                                                                    APPENDIX A-1

                      AGREEMENT AND PLAN OF REORGANIZATION
                                  BY AND AMONG
                         PLATINUM SOFTWARE CORPORATION
                             ZOO ACQUISITION CORP.
                                      AND
                             DATAWORKS CORPORATION

                          Dated as of October 13, 1998

                               TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----
  ARTICLE I THE MERGER..............................................    1
  1.1   The Merger..................................................    1
  1.2   Effective Time; Closing.....................................    2
  1.3   Effect of the Merger........................................    2
  1.4   Certificate of Incorporation; Bylaws........................    2
  1.5   Directors and Officers......................................    2
  1.6   Effect on Capital Stock.....................................    2
  1.7   Surrender of Certificates...................................    4
  1.8   No Further Ownership Rights in Company Common Stock.........    6
  1.9   Lost, Stolen or Destroyed Certificates......................    6
  1.10  Tax Consequences............................................    7
  1.11  Taking of Necessary Action; Further Action..................    7
  ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE COMPANY..........
                                                                        7
  2.1   Organization of the Company.................................    7
  2.2   Company Capital Structure...................................    8
  2.3   Obligations With Respect to Capital Stock...................   10
  2.4   Authority; Non-Contravention................................   10
  2.5   SEC Filings; Company Financial Statements...................   11
  2.6   Absence of Certain Changes or Events........................   12
  2.7   Taxes.......................................................   13
  2.8   Title to Properties; Absence of Liens and Encumbrances......   15
  2.9   Intellectual Property.......................................   15
  2.10  Compliance; Permits; Restrictions...........................   18
  2.11  Litigation..................................................   19
  2.12  Brokers' and Finders' Fees..................................   19
  2.13  Transactions with Affiliates................................   19
  2.14  Employee Benefit Plans......................................   20
  2.15  Environmental Matters.......................................   24
  2.16  Year 2000 Compliance........................................   25
  2.17  Agreements, Contracts and Commitments.......................   25
  2.18  Pooling of Interests........................................   26
  2.19  Change of Control Payments..................................   27
  2.20  Disclosure..................................................   27
  2.21  Board Approval..............................................   27
  2.22  Fairness Opinion............................................   27
  2.23  Section 203 of the Delaware General Corporation Law Not
        Applicable..................................................   27
  2.24  Customs.....................................................   27

                                                                      PAGE
                                                                      ----
  2.25  Company Rights Plan.........................................   28
  ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER
    SUB.............................................................   28
  3.1   Organization of Parent......................................   28
  3.2   Parent Capital Structure....................................   29
  3.3   Obligations With Respect to Capital Stock...................   30
  3.4   Authority; Non-Contravention................................   30
  3.5   SEC Filings; Parent Financial Statements....................   32
  3.6   Absence of Certain Changes or Events........................   33
  3.7   Taxes.......................................................   33
  3.8   Title to Properties; Absence of Liens and Encumbrances......   35
  3.9   Intellectual Property.......................................   35
  3.10  Compliance; Permits; Restrictions...........................   37
  3.11  Litigation..................................................   38
  3.12  Brokers' and Finders' Fees..................................   38
  3.13  Environmental Matters.......................................   38
  3.14  Year 2000 Compliance........................................   39
  3.15  Agreements, Contracts and Commitments.......................   39
  3.16  Pooling of Interests........................................   39
  3.17  Disclosure..................................................   40
  3.18  Board Approval..............................................   40
  3.19  Fairness Opinion............................................   40
  3.20  Customs.....................................................   40
  3.21  Organization of Merger Sub..................................   40
  ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME....................   41
  4.1   Conduct of Business by the Company..........................   41
  4.2   Conduct of Business by Parent...............................   43
  ARTICLE V ADDITIONAL AGREEMENTS...................................   45
  5.1   Prospectus/Proxy Statement; Registration Statement; Other
        Filings; Board Recommendations..............................   45
  5.2   Meeting of Company Stockholders.............................   46
  5.3   Meeting of Parent Stockholders..............................   48
  5.4   Confidentiality; Access to Information......................   49
  5.5   No Solicitation.............................................   49
  5.6   Public Disclosure...........................................   51
  5.7   Reasonable Efforts; Notification............................   51
  5.8   Third Party Consents........................................   52
  5.9   Stock Options and Employee Benefits.........................   52
  5.10  Form S-8....................................................   53
  5.11  Indemnification.............................................   53

                                                                      PAGE
                                                                      ----
  5.12  Board of Directors of Parent................................   54
  5.13  Nasdaq Listing..............................................   54
  5.14  Company Affiliate Agreement.................................   54
  5.15  Parent Affiliate Agreement..................................   54
  5.16  Regulatory Filings; Reasonable Efforts......................   54
  5.17  Company 401(K) Plan and Benefit Arrangements................   55
  5.18  Tax Matters.................................................   55
  ARTICLE VI CONDITIONS TO THE MERGER...............................   55
  6.1   Conditions to Obligations of Each Party to Effect the
        Merger......................................................   56
  6.2   Additional Conditions to Obligations of the Company.........   56
  6.3   Additional Conditions to the Obligations of Parent and
        Merger Sub..................................................   57
  ARTICLE VII TERMINATION, AMENDMENT AND WAIVER.....................   59
  7.1   Termination.................................................   59
  7.2   Notice of Termination; Effect of Termination................   61
  7.3   Fees and Expenses...........................................   61
  7.4   Amendment...................................................   62
  7.5   Extension; Waiver...........................................   62
  ARTICLE VIII GENERAL PROVISIONS...................................   62
  8.1   Non-Survival of Representations and Warranties..............   62
  8.2   Notices.....................................................   63
  8.3   Interpretation; Knowledge...................................   64
  8.4   Counterparts................................................   64
  8.5   Entire Agreement; Third Party Beneficiaries.................   64
  8.6   Severability................................................   65
  8.7   Other Remedies; Specific Performance........................   65
  8.8   Governing Law...............................................   65
  8.9   Rules of Construction.......................................   65
  8.10  Assignment..................................................   65
  8.11  Waiver of Jury Trial........................................   66

                      AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of October 13, 1998, among Platinum Software Corporation, a Delaware corporation ("PARENT"), Zoo Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), and DataWorks Corporation, a Delaware corporation (the "COMPANY").

                                    RECITALS

A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.2 below) and in accordance with the Delaware General Corporation Law ("DELAWARE LAW"), Parent, Merger Sub and the Company intend to enter into a business combination transaction.

B. The Boards of Directors of Parent and the Company (i) have determined that the Merger (as defined in Section 1.1) is consistent with and in furtherance of the long-term business strategies of Parent and the Company and fair to, and in the best interests of, Parent and the Company and their stockholders, (ii) have approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) have determined to recommend that the stockholders of Parent and the Company adopt and approve this Agreement and approve the Merger.

C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain affiliates of the Company are entering into Voting Agreements in substantially the form attached hereto as Exhibit A-1 (the "COMPANY VOTING AGREEMENTS"). In addition, concurrently with the execution of this Agreement and as a condition and inducement to the Company's willingness to enter into this Agreement, certain affiliates of Parent are entering into Voting Agreements in substantially the form attached hereto as Exhibit A-2 (the "PARENT VOTING AGREEMENTS").

D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into the Company (the "MERGER"), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "SURVIVING CORPORATION".

1.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with

                                      A-1-1
the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the "CERTIFICATE OF MERGER") (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger) being the "EFFECTIVE TIME") as soon as practicable on or after the Closing Date (as herein defined). Unless the context otherwise requires, the term "AGREEMENT" as used herein refers collectively to this Agreement and Plan of Reorganization and the Certificate of Merger. The closing of the Merger (the "CLOSING") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "CLOSING DATE").

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4  Certificate of Incorporation; Bylaws.

     (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation of the Surviving Corporation; provided, however, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "DataWorks Corporation".

     (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended.

1.5 Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of the Company immediately prior to the Effective Time, until their respective successors are duly appointed.

1.6 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

     (a) Conversion of Company Common Stock. Each share of Common Stock, $0.001 par value per share, of the Company (including, with respect to each such share of Company Common Stock, the associated Rights (as defined in that certain Rights Agreement (the "COMPANY RIGHTS PLAN") dated as of on or about October 13, 1998, between the Company and Chase Mellon Shareholder Services, L.L.C., as Rights Agent) (the "COMPANY COMMON STOCK") issued and outstanding immediately prior to the Effective Time, other than any shares of the Company Common Stock to be canceled pursuant to Section 1.6(b), will be canceled and extinguished and automatically converted (subject to Sections 1.6(e) and (f)) into the right to receive 0.794 (the "EXCHANGE

                                      A-1-2

RATIO") shares of Common Stock of Parent (the "PARENT COMMON STOCK") upon surrender of the certificate representing such share of the Company Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in
Section 1.9). If any shares of the Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will also be unvested to the same extent and/or be subject to the same repurchase option, risk of forfeiture or other condition, as applicable, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

     (b) Cancellation of Parent-Owned Stock. Each share of Company Common Stock held by the Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of the Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

     (c) Stock Options; Employee Stock Purchase Plans; Warrants.

        (i) At the Effective Time, all options to purchase Company Common Stock then outstanding under the Company's 1995 Equity Incentive Plan (the "1995 PLAN"), 1995 Non-Employee Directors' Stock Option Plan (the "DIRECTOR PLAN"), the Interactive 1997 Nonstatutory Stock Option Plan (the "INTERACTIVE 1997 PLAN"), the Interactive 1995 Stock Option Plan (the "INTERACTIVE 1995 PLAN" and together with the 1995 Plan, the Director Plan and the Interactive 1997 Plan the "COMPANY STOCK OPTION PLANS") shall be assumed by Parent in accordance with
Section 5.9 hereof. Rights outstanding under the Company's 1995 Employee Stock Purchase Plan (the "COMPANY PURCHASE PLAN") shall be treated as set forth in
Section 5.9.

        (ii) At the Effective Time, the warrants issued by the Company and set forth on Part 2.3 of the Company Schedules (which warrants entitle the holders thereof as set forth on such Part 2.3 to purchase the number of shares Company Common Stock set forth on such Part 2.3) (collectively the "WARRANTS") shall be, in connection with the Merger, assumed by Parent in accordance with Section 5.9.

     (d) Capital Stock of Merger Sub. Each share of Common Stock, $0.001 par value per share, of Merger Sub (the "MERGER SUB COMMON STOCK") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

     (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with

                                      A-1-3
respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

     (f) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder's Certificate(s) (as defined in Section 1.7(c)) (subject in any case to Section 1.9), receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the average closing price of one share of Parent Common Stock for the five (5) most recent days that Parent Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market System ("Nasdaq").

     (g) Closing of the Company's Transfer Books. At the Effective Time: (a) all shares of the Company Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a Certificate (as defined in Section 1.7(c)) is presented to the Exchange Agent (as defined in Section 1.7) or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.7.

1.7  Surrender of Certificates.

     (a) Exchange Agent. Parent shall select a bank or trust company reasonably acceptable to the Company to act as the exchange agent in the Merger (the "EXCHANGE AGENT").

     (b) Parent to Provide Common Stock. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, certificates representing the shares of Parent Common Stock issuable pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(f) and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 1.7(d).

     (c) Exchange Procedures. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the "CERTIFICATES"), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into shares of Parent Common Stock pursuant to Section 1.6, cash in lieu of any fractional shares pursuant to
Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d), (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavit pursuant to Section 1.9) to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify)

                                      A-1-4
and (ii) instructions for use in effecting the surrender of the Certificates (or affidavit pursuant to Section 1.9) in exchange for certificates representing shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to
Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates for cancellation (or affidavit pursuant to Section 1.9) to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such outstanding shares of Company Common Stock shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock into which their shares of Company Common Stock were converted at the Effective Time, payment in lieu of fractional shares which such holders have the right to receive pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, subject to Section 1.7(d) as to the payment of dividends, to evidence only the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d).

     (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby (subject to Section 1.9) until the holders of record of such Certificates shall surrender such Certificates in accordance with this Section 1.7 (subject to Section 1.9). Subject to applicable law, following surrender of any such Certificates (or affidavit pursuant to Section 1.9), the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Parent Common Stock issued in exchange therefor, along with payment in lieu of fractional shares pursuant to Section 1.6(f) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

     (e) Transfers of Ownership. If certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the reasonable satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

     (f) Required Withholding. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld

                                      A-1-5
therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable Legal Requirement (as defined in Section 2.2(c)); provided that Parent shall timely deliver any amount so deducted or withheld to the appropriate tax or other authority on behalf of each such holder or former holder of Company Common Stock in accordance with such Legal Requirements. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

     (g) No Liability. Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.8 No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(f) and 1.7(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

1.9 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of a reasonable affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock into which the shares of Company Common Stock represented by such Certificates were converted pursuant to Section 1.6, cash for fractional shares, if any, as may be required pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to agree to indemnify Parent against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.10 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

1.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the Company and Merger Sub will take all such lawful and necessary action. Parent shall cause Merger Sub to perform all of its obligations relating to this Agreement and the transactions contemplated thereby.

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

                                   ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub, subject to the exceptions specifically disclosed in writing in the disclosure letter and referencing a specific representation supplied by the Company to Parent dated as of the date hereof and certified on behalf of the Company by a duly authorized officer of the Company (the "COMPANY SCHEDULES"), as follows:

2.1  Organization of the Company.

     (a) The Company has no subsidiaries, except for the corporations identified in Part 2.1(a)(i) of the Company Schedules; and neither the Company nor any of the other corporations identified in Part 2.1(a)(i) of the Company Schedules owns any capital stock of, or any equity interest of any nature in, any other entity, other than the entities identified in Part 2.1(a)(ii) of the Company Schedules, except for passive investments in equity interests of public companies as part of the cash management program of the Company. (Where appropriate, the Company and each of its subsidiaries are referred to singularly and/or collectively in this Agreement as the "COMPANY"). The Company has not agreed and is not obligated to make, nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be amended or in effect ("CONTRACT") under which Contract it may become obligated to make, any future investment in or capital contribution to any other entity. The Company has not, at any time, been a general partner of any general partnership, limited partnership or other entity.

     (b) The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound. The Company, as a newly incorporated Delaware corporation has substantially the same rights under all Contracts to which its predecessor California corporation was a party immediately prior to such reincorporation, except for those rights which have terminated according to their terms (not by virtue of the reincorporation).

     (c) The Company is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to so qualify would have a Material Adverse Effect (as defined in Section 8.3) on the Company.

     (d) The Company has delivered or made available to Parent a true and correct copy of the Certificate of Incorporation and Bylaws of the Company and similar governing instruments of each of its subsidiaries, each as amended to date (collectively, the "COMPANY CHARTER DOCUMENTS"), and each such instrument is in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents.

     (e) The Company has delivered or made available to parent all proposed or considered amendments to the Company Charter Documents.

                                      A-1-7

2.2  Company Capital Structure.

     (a) The authorized capital stock of the Company consists of: (i) 50,000,000 shares of Company Common Stock, $0.001 par value, of which 14,399,602 shares had been issued and were outstanding as of October 12, 1998; and (ii) 5,000,000 shares of preferred stock, $0.001 par value per share (the "COMPANY PREFERRED STOCK" and together with the Company Common Stock, the "COMPANY CAPITAL STOCK"), of which no shares are outstanding as of the date of this Agreement. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of the date of this Agreement, there are no shares of Company Common Stock held in treasury by the Company. Upon consummation of the Merger, (A) the shares of Parent Common Stock issued in exchange for any shares of Company Common Stock that are subject to a Contract pursuant to which the Company has the right to repurchase, redeem or otherwise reacquire any shares of Company Common Stock will, without any further act of Parent, the Company or any other person, become subject to the restrictions, conditions and other provisions contained in such Contract, and (B) Parent will automatically succeed to and become entitled to exercise the Company's rights and remedies under any such Contract.

     (b) As of October 12, 1998: (i) 2,256,453 shares of Company Common Stock are subject to issuance pursuant to outstanding options to purchase Company Common Stock under the Company Stock Option Plans; (ii) 1,050,000 shares of Company Common Stock are reserved for future issuance under the Company Purchase Plan; and (iii) a number of shares of Company Common Stock are subject to issuance pursuant to warrants to purchase Company Common Stock as set forth on
Part 2.3 of the Company Schedules. (Stock options granted by the Company pursuant to the Company Stock Option Plans are referred to in this Agreement as "COMPANY OPTIONS"). Part 2.2(b) of the Company Schedules sets forth the following information with respect to each Company Option outstanding as of October 12, 1998: (i) the name and address of the optionee; (ii) the particular plan or agreement pursuant to which such Company Option was granted; (iii) the name of the optionee; (iv) the number of shares of Company Common Stock subject to such Company Option; (v) the exercise price of such Company Option; (vi) the date on which such Company Option was granted; (vii) the applicable vesting schedule; (viii) the date on which such Company Option expires and (ix) whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement, and indicates the extent of acceleration. The Company has made available to Parent accurate and complete copies of all stock option plans pursuant to which the Company has granted stock options that are currently outstanding and the form of all stock option agreements evidencing such options. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Part 2.2(b)(i) of the Company Schedules, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option as a result of the Merger.

     (c) All outstanding shares of Company Common Stock, all outstanding Company Options, and all outstanding shares of capital stock of each subsidiary of the Company have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements (as defined below) and
(ii) all requirements set forth

                                      A-1-8
in applicable Contracts. For the purposes of this Agreement, "LEGAL REQUIREMENTS" means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

     (d) All of the outstanding shares of capital stock of each of the entities identified in Part 2.1(a)(i) of the Company Schedules are validly issued, fully paid and nonassessable and are owned beneficially and of record by the Company, free and clear of any material Encumbrances. For the purposes of this Agreement "ENCUMBRANCES" means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

2.3  Obligations With Respect to Capital Stock. Except as set forth in Section
2.2 or Part 2.3 of the Company Schedules, there are no equity securities, partnership interests or similar ownership interests of any class of the Company equity security, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities the Company owns free and clear of all claims and material Encumbrances, directly or indirectly through one or more subsidiaries, and except for shares of capital stock or other similar ownership interests of certain subsidiaries of the Company that are owned by certain nominee equity holders as required by the applicable law of the jurisdiction of organization of such subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of the Company, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Part 2.3 of the Company Schedules, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company or any of its subsidiaries is a party or by which it is bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. As of the date of this Agreement, except as contemplated by this Agreement, there are no registration rights and there is no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which the Company is a party or by which it is bound with respect to any equity security of any class of the Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. Stockholders of the Company will not be entitled to dissenters' rights under applicable state law in connection with the Merger.

                                      A-1-9

2.4  Authority; Non-Contravention.

     (a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject only to the approval and adoption of this Agreement and the approval of the Merger by the Company's stockholders and the filing of the Certificate of Merger pursuant to Delaware Law. A vote of the holders of a majority of the outstanding shares of the Company Common Stock is sufficient for the Company's stockholders to approve and adopt this Agreement and approve the Merger. This Agreement has been duly executed and delivered by the Company and, upon due execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not,
(i) conflict with or violate the Company Charter Documents, (ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by the Company's stockholders as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which the Company or any of its subsidiaries or any of their respective properties is bound or affected, or
(iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair the Company's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material Encumbrance on any of the material properties or assets of the Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession, or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective assets are bound or affected. Part 2.4(b) of the Company Schedules lists all consents, waivers and approvals under any of the Company's or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a material loss of benefits to the Company, Parent or the Surviving Corporation as a result of the Merger.

     (b) No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic ("GOVERNMENTAL ENTITY"), is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Prospectus/Proxy Statement (as defined in Section 2.20) with the Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the Hart-Scott-Rodino Antitrust Improvements

                                     A-1-10

Act of 1976, as amended (the "HSR ACT"), and the securities or antitrust laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to the Company or Parent or materially effect the ability of the parties hereto to consummate the Merger.

2.5  SEC Filings; Company Financial Statements.

     (a) The Company has filed all forms, reports and documents required to be filed by the Company with the SEC since January 1, 1997 and has made available to Parent such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that the Company may file subsequent to the date hereof) are referred to herein as the "COMPANY SEC REPORTS." As of their respective dates, the Company SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company's subsidiaries is required to file any forms, reports or other documents with the SEC.

     (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the "COMPANY FINANCIALS"), including each Company SEC Report filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of the Company and its subsidiaries as at the respective dates thereof and the consolidated results of the Company's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of the Company contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 is hereinafter referred to as the "COMPANY BALANCE SHEET." Except as disclosed in the Company Financials, since the date of the Company Balance Sheet neither the Company nor any of its subsidiaries has any liabilities required under GAAP to be set forth on a balance sheet (absolute, accrued, contingent or otherwise) which are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and its subsidiaries taken as a whole, except for liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices.

     (c) The Company has heretofore furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously

                                     A-1-11
had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

     (d) The Company has recognized revenues in accordance with GAAP and Statement of Position 97-2, as amended by Statement of Position 98-4, issued by the American Institute of Certified Public Accountants. The Company has recognized (i) initial license fee revenues only after delivery of software products and upon satisfaction of all significant post-delivery obligations;
(ii) revenues associated with the grant of additional licenses to the Company's existing customers upon shipment and upon satisfaction of all significant post-delivery obligations; (iii) maintenance revenues ratably over the term of the maintenance period; and (iv) consulting and training revenues when the services were performed.

2.6 Absence of Certain Changes or Events. Since the date of the Company Balance Sheet there has not been: (i) any Material Adverse Effect (as defined in Section 8.3(c)) on the Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by the Company of any of the Company's capital stock or any other securities of the Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of the Company's or any of its subsidiaries' capital stock, (iv) any granting by the Company or any of its subsidiaries of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by the Company or any of its subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by the Company or any of its subsidiaries of any increase in severance or termination pay or any entry by the Company or any of its subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby, (v) entry by the Company or any of its subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property (as defined in Section 2.9) other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by the Company with the SEC, (vi) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (vii) any revaluation by the Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

2.7  Taxes.

     (a) Definition of Taxes. For the purposes of this Agreement, "TAX" or "TAXES" refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment,

                                     A-1-12
excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

     (b) Tax Returns and Audits.

        (i) The Company and each of its subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports ("RETURNS") relating to Taxes required to be filed by the Company and each of its subsidiaries with any Tax authority, except such Returns which are not material to the Company, and have paid all Taxes shown to be due on such Returns on a timely basis.

        (ii) The Company and each of its subsidiaries as of the Effective Time will have withheld with respect to its employees all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act ("FICA"), Taxes pursuant to the Federal Unemployment Tax Act ("FUTA") and other Taxes required to be withheld.

        (iii) Neither the Company nor any of its subsidiaries has any Tax deficiency outstanding, proposed in writing (or otherwise to the Company's knowledge proposed) or assessed against the Company or any of its subsidiaries, nor has the Company or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

        (iv) No audit or other examination of any Return of the Company or any of its subsidiaries by any Tax authority is presently in progress, nor has the Company or any of its subsidiaries been notified in writing (or otherwise to the Company's knowledge notified) of any request for such an audit or other examination.

        (v) No adjustment relating to any Returns filed by the Company or any of its subsidiaries has been proposed in writing by any Tax authority to the Company or any of its subsidiaries.

        (vi) Neither the Company nor any of its subsidiaries has any liability for unpaid Taxes which has not been accrued for or reserved in accordance with GAAP on the Company Balance Sheet (or in any Company SEC Report filed prior to the date hereof, or for liabilities accruing following the date hereof, in any Company SEC Report filed prior to the date of the Closing), whether asserted or unasserted, contingent or otherwise, which is material to the Company, other than any liability for unpaid Taxes that may have accrued since the date of the Company Balance Sheet in connection with the operation of the business of the Company and its subsidiaries in the ordinary course.

        (vii) There is no contract, agreement, plan or arrangement to which the Company is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of the Company or any of its subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code.

        (viii) Neither the Company nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company.

                                     A-1-13

        (ix) Neither the Company nor any of its subsidiaries is party to, or has any obligation under, or will have any obligation as a result of the Merger under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

        (x) Except as may be required as a result of the Merger, the Company and its subsidiaries have not been and will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to
Section 481 or Section 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing and with respect to which the applicable statute of limitations has not passed.

        (xi) None of the Company's or its subsidiaries' assets are tax exempt use property within the meaning of Section 168(h) of the Code.

        (xii) Part 2.7 of the Company Schedules lists (A) any foreign Tax holidays, (B) any intercompany transfer pricing agreements, or other arrangements that have been established by the Company or any of its subsidiaries with any Tax authority and (C) any expatriate programs or policies affecting the Company or any of its subsidiaries.

2.8 Title to Properties; Absence of Liens and Encumbrances.

     (a) Part 2.8(a)(i) of the Company Schedules lists all real property leases to which the Company is a party as of the date of this Agreement and each amendment thereto that is in effect as of the date of this Agreement. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that would give rise to a claim in an amount greater than $50,000. Other than the leaseholds created under the real property leases identified in Part 2.8(a)(i) of the Company Schedules, the Company owns no interest in real property.

     (b) The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any liens, pledges, charges, claims, security interests or other encumbrances of any sort ("Liens"), except as reflected in the Company Financials and except for Liens for taxes not yet due and payable and such Liens or other imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

2.9 Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

     "INTELLECTUAL PROPERTY" shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world;

                                     A-1-14

(iv) all industrial designs and any registrations and applications therefor throughout the world;

     (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world, and
     (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

     "COMPANY INTELLECTUAL PROPERTY" shall mean any Intellectual Property that is owned by, or exclusively licensed to, the Company.

     "REGISTERED INTELLECTUAL PROPERTY" means all United States, international and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

     "COMPANY REGISTERED INTELLECTUAL PROPERTY" means all of the Registered Intellectual Property owned by, or filed in the name of, the Company.

     (a) No material Company Intellectual Property or product or service of the Company is subject to any proceeding or outstanding decree, order, judgment, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by the Company, or which may affect the validity, use or enforceability of any Company Intellectual Property.

     (b) Part 2.9(b) of the Company Schedules is a complete and accurate list of all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers. Each material item of Company Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property.

     (c) The Company owns and has good and exclusive title to, each material item of Company Intellectual Property free and clear of any Lien or Encumbrance (excluding licenses entered into in the ordinary course of the Company's business); and the Company is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of the Company, including the sale of any products or the provision of any services by the Company.

     (d) The Company owns exclusively, and has good title to, all copyrighted works that are material Company products or which are material and which the Company otherwise expressly purports to own.

                                     A-1-15

     (e) To the extent that any material Intellectual Property has been developed or created by a third party for the Company, the Company has a written agreement with such third party with respect thereto and the Company thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party's Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

     (f) The Company has not transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material to the Company Intellectual Property, to any third party.

     (g) The Company Schedules list all material contracts, licenses and agreements to which the Company is a party (i) with respect to Company Intellectual Property licensed or transferred to any third party (other than end-user licenses in the ordinary course); or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to the Company.

     (h) All material contracts, licenses and agreements relating to the Company Intellectual Property are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of such material contracts, licenses and agreements. The Company is in material compliance with, and has not materially breached any term any of such material contracts, licenses and agreements and, to the knowledge of the Company, all other parties to such material contracts, licenses and agreements are in compliance with, and have not materially breached any term of, such contracts, licenses and agreements. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of the Company's rights under such contracts, licenses and agreements to the same extent the Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay. Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment by operation of law or otherwise of any Contracts which the Company is a party will result in the Parent or the Merger Sub granting to any third party any rights to, or with respect to, any Intellectual Property owned by, or licensed to, either of them, or will result in either the Parent or the Merger Sub being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses.

     (i) The operation of the business of the Company as such business currently is conducted, including the Company's design, development, manufacture, marketing and sale of the products or services of the Company (including with respect to products currently under development) has not and does not, and will not, by virtue of the Merger, infringe or misappropriate the Intellectual Property of any third party or, to its knowledge, constitute unfair competition or trade practices under the laws of any jurisdiction.

     (j) The Company has not received written notice from any third party that the operation of the business of the Company or any act, product or service of the Company, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

                                     A-1-16

     (k) To the knowledge of the Company, no person has or is infringing or misappropriating any Company Intellectual Property.

     (l) The Company has taken reasonable steps to protect the Company's rights in the Company's confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to the Company, and, without limiting the foregoing, the Company has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent and all current and former employees and contractors of the Company have executed such an agreement, except where the failure to do so would not have a Material Adverse Effect on the Company.

2.10  Compliance; Permits; Restrictions.

     (a) Neither the Company nor any of its subsidiaries is, in any material respect, in conflict with, or in default or in violation of (i) any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which the Company or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except for conflicts, violations and defaults that (individually or in the aggregate) would not cause the Company to lose any material benefit or incur any material liability. No investigation or review by any Governmental Entity is pending or, to the Company's knowledge, has been threatened in a writing delivered to the Company against the Company or any of its subsidiaries, nor, to the Company's knowledge, has any Governmental Entity indicated an intention to conduct an investigation of the Company or any of its subsidiaries. There is no material agreement, judgment, injunction, order or decree binding upon the Company or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its subsidiaries, any acquisition of material property by the Company or any of its subsidiaries or the conduct of business by the Company as currently conducted.

     (b) The Company and its subsidiaries hold, to the extent legally required, all permits, licenses, variances, exemptions, orders and approvals from Governmental Entities that are material to and required for the operation of the business of the Company as currently conducted (collectively, the "Company Permits") and the Company and its subsidiaries are in compliance in all material respects with the terms of the Company Permits, except where the failure to so hold or be in compliance with the terms of the Company Permits would not be material to the Company.

2.11 Litigation. Except as disclosed in Part 2.11 of the Company Schedules, there are no claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened against, relating to or affecting the Company or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to be material to the Company. No Governmental Entity has at any time challenged or questioned in a writing delivered to the Company the legal right of the Company to design, manufacture, offer or

                                     A-1-17
sell any of its products in the present manner or style thereof. As of the date hereof, to the knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, cause or provide a bona fide basis for a director or executive officer of the Company to seek indemnification from the Company.

Except as disclosed in Part 2.11 of the Company Schedules, the Company has never been subject to an audit, compliance review, investigation or like contract review by the GSA office of the Inspector General or other Governmental Entity or agent thereof in connection with any government contract (a "Government Audit"), to the Company's knowledge no Government Audit is threatened or reasonably anticipated, and in the event of such Government Audit, to the knowledge of the Company no basis exists for a finding of noncompliance with any material provision of any government contract or a refund of any amounts paid or owed by any Governmental Entity pursuant to such government contract. For each item disclosed in the Company Schedule pursuant to this Section 2.11 a true and complete copy of all correspondence and documentation with respect thereto has been provided to Parent.

2.12 Brokers' and Finders' Fees. Except for fees payable to Batchelder & Partners, Inc. and SoundView Technology Group, Inc. pursuant to engagement letters dated June 8, 1998, as amended by letter agreement dated September 16, 1998, and October 5, 1998, respectively, copies of which have been provided to Parent, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.13 Transactions with Affiliates. Except as set forth in the Company SEC Reports, since the date of the Company's last proxy statement filed with the SEC, no event has occurred as of the date of this Agreement that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 2.13 of the Company Schedules identifies each person who is an "affiliate" (as that term is used in Rule 145 promulgated under the Securities Act) of the Company as of the date of this Agreement.

2.14  Employee Benefit Plans.

     (a) Definitions. With the exception of the definition of "Affiliate" set forth in Section 2.14(a)(i) below (which definition shall apply only to Section 2.14), for purposes of this Agreement, the following terms shall have the meanings set forth below:

        (i) "AFFILIATE" shall mean any other person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

        (ii) "COMPANY EMPLOYEE PLAN" shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits, other than any International Employee Plan, whether written or unwritten, funded or unfunded, including, without limitation, each "employee benefit plan" (within the meaning of Section 3(3) of ERISA) which is or has been maintained, contributed to, or required to be contributed to, by the Company or any Affiliate for the benefit of any Employee;

                                     A-1-18

        (iii) "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;

        (iv) "DOL" shall mean the Department of Labor;

        (v) "EMPLOYEE" shall mean any current, former, or retired employee, officer, or director of the Company or any Affiliate;

        (vi) "EMPLOYEE AGREEMENT" shall mean each written management, employment, severance, consulting, relocation, repatriation, expatriation, or similar agreement or contract between the Company or any Affiliate and any Employee or consultant;

        (vii) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

        (viii) "FMLA" shall mean the Family Medical Leave Act of 1993, as amended;

        (ix) "INTERNATIONAL EMPLOYEE PLAN" shall mean each plan, program, policy, practice, contract or other agreement that has been adopted or is maintained by the Company for the benefit of Employees outside the United States that would constitute a Company Employee Plan if maintained in the United States;

        (x) "IRS" shall mean the Internal Revenue Service;

          (xi) "MULTIEMPLOYER PLAN" shall mean any "Pension Plan" (as defined below) which is a "multiemployer plan," as defined in Section 3(37) of ERISA;

          (xii)  "PBGC" shall mean the Pension Benefit Guaranty Corporation; and

          (xiii) "PENSION PLAN" shall mean each Company Employee Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA.

     (b) Schedule. Part 2.14(b) of the Company Schedules contain an accurate and complete list of each Company Employee Plan, each material Employee Agreement and each material International Employee Plan. The Company does not have any plan or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan or material Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, or as required by this Agreement), or to enter into any Company Employee Plan or material Employee Agreement, nor does it have any intention or commitment to do any of the foregoing.

     (c) Documents. The Company has provided to Parent: (i) correct and complete copies of all documents embodying each Company Employee Plan, each material Employee Agreement and each material International Employee Plan, including all amendments thereto; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan and each material International Employee Plan; (iii) the two (2) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iv) if the Company Employee Plan or International Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters, and rulings relating to Company Employee Plans and copies of all

                                     A-1-19
applications and correspondence to or from the IRS or the DOL with respect to any Company Employee Plan; (vii) all material written agreements and contracts under each Company Employee Plan and International Employee Plan, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts; (viii) all written communications material to any Employee or Employees relating to any Company Employee Plan or International Employee Plan and any proposed Company Employee Plans or International Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company; (ix) all COBRA forms and related notices; and (x) all registration statements and prospectuses prepared in connection with each Company Employee Plan and International Employee Plan.

     (d) Employee Plan Compliance. (i) The Company has performed in all material respects all obligations required to be performed by it under, is not in material default or violation of, and has no knowledge of any default or violation by any other party to each Company Employee Plan, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code;
(ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination letter from the IRS with respect to each such Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a determination letter and make any amendments necessary to obtain a favorable determination;
(iii) to the Company's knowledge, no "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under the Code or Section 408 of ERISA, has occurred with respect to any Company Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (v) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, the Company or any of its Affiliates (other than ordinary administration expenses typically incurred in a termination event); (vi) there are no audits, inquiries or proceedings pending or, to the knowledge of the Company or any Affiliates, threatened by the IRS or DOL with respect to any Company Employee Plan; and (vii) neither the Company nor any Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.

     (e) Pension Plans. The Company does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

     (f) Multiemployer Plans. At no time has the Company contributed to or been requested to contribute to any Multiemployer Plan.

                                     A-1-20

     (g) No Post-Employment Obligations. No Company Employee Plan provides, or has any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and the Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree life insurance, retiree health or other retiree employee welfare benefit, except to the extent required by statute.

     (h) Neither the Company nor any Affiliate has, prior to the Effective Time, violated any of the health care continuation requirements of COBRA, the requirements of FMLA or any similar provisions of state law applicable to its Employees, except where any such violation would not have a Material Adverse Effect on the Company.

     (i) Effect of Transaction.

        (i) The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

        (ii) No payment or benefit which will or may be made by the Company or its Affiliates with respect to any Employee as a result of the transactions contemplated by this Agreement will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

     (j) Employment Matters. The Company in all material respects: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no material pending, threatened or reasonably anticipated claims or actions against the Company under any worker's compensation policy or long-term disability policy. To the Company's knowledge, no employee of the Company has violated any material employment contract, nondisclosure agreement or noncompetition agreement by which such employee is bound due to such employee being employed by the Company and disclosing to the Company or using trade secrets or proprietary information of any other person or entity.

     (k) Labor. No work stoppage or labor strike against the Company is pending, threatened or reasonably anticipated. The Company does not know of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of the Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters

                                     A-1-21
involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on the Company. Neither the Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. The Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company.

     (l) International Employee Plan. Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or have not been fully accrued. Each International Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms.

2.15  Environmental Matters.

     (a) Hazardous Material. Except as would not result in material liability to the Company, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies, (a "HAZARDOUS MATERIAL") are present, as a result of the actions of the Company or any of its subsidiaries or any affiliate of the Company, or, to the Company's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its subsidiaries has at any time owned, operated, occupied or leased.

     (b) Hazardous Materials Activities. Except as would not result in a material liability to the Company (in any individual case or in the aggregate)
(i) neither the Company nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) neither the Company nor any of its subsidiaries has disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively "HAZARDOUS MATERIALS ACTIVITIES") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

     (c) Permits. The Company and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "COMPANY ENVIRONMENTAL PERMITS") necessary for the conduct of the Company's and its subsidiaries' Hazardous Material Activities and other businesses of the Company and its subsidiaries as such activities and businesses are currently being conducted.

                                     A-1-22

     (d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending, and to the Company's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ or injunction has been threatened by any Governmental Entity against the Company or any of its subsidiaries in a writing delivered to the Company concerning any Company Environmental Permit, Hazardous Material or any Hazardous Materials Activity of the Company or any of its subsidiaries. The Company is not aware of any fact or circumstance which could involve the Company or any of its subsidiaries in any environmental litigation or impose upon the Company any material environmental liability.

2.16  Year 2000 Compliance.

     (a) All of the Company's products and internal systems fully comply with the "YEAR 2000 QUALIFICATION" requirements definition attached as Exhibit B (the "COMPANY DEFINITION"). At Parent's request, the Company will provide evidence demonstrating adequate testing of the products and internal systems to assure compliance with the Definition.

     (b) The Company's products and internal systems have been designed to ensure Year 2000 Qualification, including date and time entry recognition, calculations that accommodate same century and multi-century formulas and date values, leap year recognition and calculations, and date data interface values that reflect the century. The Company's products and internal systems manage and manipulate data involving dates and times, including single century formulas and multi-century formulas, and do not cause an abnormal ending scenario within the application or generate incorrect values or invalid results involving such dates.

2.17  Agreements, Contracts and Commitments. Except as otherwise set forth in
Part 2.17 of the Company Schedules, as of the date hereof neither the Company nor any of its subsidiaries is a party to or is bound by:

     (a) any employment or consulting agreement, contract or commitment with any officer or director level employee or higher or member of the Company's Board of Directors, other than those that are terminable by the Company or any of its subsidiaries on no more than thirty days notice without liability or financial obligation, except to the extent general principles of wrongful termination law may limit the Company's or any of its subsidiaries' ability to terminate employees at will;

     (b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

     (c) any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of software products in the ordinary course of business;

     (d) any agreement, contract or commitment containing any covenant limiting (or which would limit following the Merger) in any respect the right of the Company or any of its subsidiaries or affiliates to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

                                     A-1-23

     (e) any agreement, contract or commitment currently in force relating to the disposition or acquisition by the Company or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which the Company has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than the Company's subsidiaries;

     (f) any joint marketing or development agreement currently in force under which the Company or any of its subsidiaries has continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of 90 days or less, or any material agreement pursuant to which the Company or any of its subsidiaries has continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by the Company or any of its subsidiaries and which may not be canceled without penalty upon notice of 90 days or less;

     (g) any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to the Company and its subsidiaries taken as a whole; or

     (h) any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Company product, service or technology except as a non-exclusive partner, non-exclusive distributor or non-exclusive reseller in the normal course of business.

Neither the Company nor any of its subsidiaries, nor to the Company's knowledge any other party to a Company Contract (as defined below), is in breach, violation or default under, and neither the Company nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which the Company or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Company Schedules pursuant to clauses (a) through (h) above or pursuant to Section 2.9 hereof (any such agreement, contract or commitment, a "COMPANY CONTRACT") in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

2.18 Pooling of Interests. To the knowledge of the Company, based on consultation with its independent accountants, neither the Company nor any of its directors, officers, affiliates or stockholders has taken or agreed to take any action which would preclude Parent's ability to account for the Merger as a pooling of interests.

2.19 Change of Control Payments. Part 2.19 of the Company Schedules sets forth each plan or agreement pursuant to which any amounts may become payable (whether currently or in the future) to current or former officers and directors of the Company as a result of or in connection with the Merger.

2.20 Disclosure. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the registration statement on Form S-4 (or similar successor form) to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (the "REGISTRATION STATEMENT") will, at the time the Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact

                                     A-1-24
or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Prospectus/Proxy Statement to be filed with the SEC as part of the Registration Statement (the "PROSPECTUS/PROXY STATEMENT"), will, at the time the Prospectus/Proxy Statement is mailed to the stockholders of the Company or Parent, at the time of the Company Stockholders' Meeting or Parent Stockholders' Meeting or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Prospectus/Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent for inclusion or incorporation by reference in the Prospectus/Proxy Statement.

2.21 Board Approval. The Board of Directors of the Company has, as of the date of this Agreement, determined (i) that the Merger is fair to, and in the best interests of the Company and its stockholders, and (ii) to recommend that the stockholders of the Company approve and adopt this Agreement and approve the Merger.

2.22 Fairness Opinion. The Company's Board of Directors has received a written opinion from SoundView Technology Group, Inc. dated as of or prior to the date hereof, to the effect that as of the date hereof, the Merger and the Exchange Ratio are fair to the Company's stockholders from a financial point of view and has delivered to Parent a copy of such opinion.

2.23 Section 203 of the Delaware General Corporation Law Not Applicable. The Board of Directors of the Company has taken all actions so that the restrictions contained in Section 203 of the Delaware General Corporation Law applicable to a "business combination" (as defined in such Section 203), and all other similar state laws and regulations, will not apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement.

2.24 Customs. The Company has acted with reasonable care to properly value and classify, in accordance with applicable tariff laws, rules and regulations, all goods that the Company or any of its subsidiaries import into the United States or into any other country (the "IMPORTED GOODS"). To the Company's knowledge, there are currently no material claims pending against the Company by the U.S. Customs Service (or other foreign customs authorities) relating to the valuation, classification or marking of the Imported Goods.

2.25 Company Rights Plan. The execution, delivery and performance of this Agreement and the consummation of the Merger will not cause any change, effect or result under the Company Rights Plan which is adverse to the interests of Parent. Without limiting the generality of the foregoing, if necessary to accomplish the foregoing, the Company Rights Plan has been amended. The Company has taken all actions to (i) render the Company Rights Plan inapplicable to the Merger and the other transactions contemplated by this Agreement, the Company Affiliate Agreements and the Company Voting Agreements,

                                     A-1-25

(ii) ensure that (y) neither Parent nor Merger Sub, nor any of their affiliates shall be deemed to have become an Acquiring Person or a Transaction Person (as such terms are defined in the Company Rights Plan) pursuant to the Company Rights Plan by virtue of the execution of this Agreement, the Company Affiliate Agreements or the Company Voting Agreements, the consummation of the Merger or the consummation of the other transactions contemplated hereby and (z) a Distribution Date, or a Transaction (as such terms are defined in the Company Rights Plan) or similar event does not occur by reason of the execution of this Agreement, the Company Affiliate Agreements and the Company Voting Agreements, the consummation of the Merger, or the consummation of the other transactions, contemplated hereby and (iii) provide that the Final Expiration Date (as defined in the Company Rights Plan) shall be immediately prior to the Effective Time. The Company hereby covenants and agrees that it will take all action to cause this representation to remain true and will not take any action to cause this representation to become untrue.

                                  ARTICLE III

                       REPRESENTATIONS AND WARRANTIES OF
                             PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company, subject to the exceptions specifically disclosed in writing in the disclosure letter and referencing a specific representation supplied by Parent and Merger Sub to the Company dated as of the date hereof and certified on behalf of Parent and Merger Sub by a duly authorized officer of Parent (the "PARENT SCHEDULES"), as follows:

3.1  Organization of Parent.

     (a) Parent has no subsidiaries, except for the corporations identified in
Part 3.1(a)(i) of the Parent Schedules; and neither Parent nor any of the corporations identified in Part 3.1(a)(i) of the Parent Schedules owns any capital stock of, or any equity interest of any nature in, any other entity, other than the entities identified in Part 3.1(a)(ii) of the Parent Schedules, except for passive investments in equity interests of public companies as part of the cash management program of Parent. (Where appropriate, Parent and each of its subsidiaries are referred to singularly and/or collectively in this Agreement as the "PARENT"). Parent has not agreed and is not obligated to make, nor bound by any Contract under which Contract it may become obligated to make, any future investment in or capital contribution to any other entity. Parent has not, at any time, been a general partner of any general partnership, limited partnership or other entity.

     (b) Parent is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

     (c) Parent is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to so qualify would have a Material Adverse Effect on Parent.

                                     A-1-26

     (d) Parent has delivered or made available to the Company a true and correct copy of the Certificate of Incorporation and Bylaws of Parent and similar governing instruments of each of its subsidiaries, each as amended to date (collectively, the "PARENT CHARTER DOCUMENTS"), and each such instrument is in full force and effect. Parent is not in violation of any of the provisions of the Parent Charter Documents.

     (e) Parent has delivered or made available to parent all proposed or considered amendments to the Parent Charter Documents.

3.2  Parent Capital Structure.

     (a) The authorized capital stock of Parent consists of: (i) 60,000,000 shares of Common Stock, $0.001 par value per share ("PARENT COMMON STOCK"), of which 28,376,789 shares had been issued and were outstanding as of October 12, 1998; and (ii) 5,000,000 shares of Preferred Stock, $0.001 par value per share ("PARENT PREFERRED STOCK"), of which 500,000 shares are designated as Series A Jr. Participating Preferred Stock, 2,490,000 shares are designated as Series B Preferred Stock and 231,915 are designated as Series C Preferred Stock. As of October 12, 1998, no shares of Series A Jr. Participating Preferred Stock or Series B Preferred Stock were issued and outstanding and 95,305 shares of Series C Preferred Stock were issued and outstanding. All of the outstanding shares of Parent Common Stock and Parent Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable.

     (b) As of October 12, 1998: (i) 4,933,703 shares of Parent Common Stock were subject to issuance pursuant to outstanding options to purchase Common Stock under Parent's stock option plans; and (ii) 141,896 shares of Common Stock were reserved for future issuance under Parent's Employee Stock Purchase Plan (the "PARENT PURCHASE PLAN"). (Stock options granted by Parent pursuant to Parent's stock option plans are referred to in this Agreement as "PARENT OPTIONS"). Parent has made available to the Company accurate and complete copies of all stock option plans pursuant to which Parent has granted stock options that are currently outstanding and the form of all stock option agreements evidencing such options. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.

     (c) All outstanding shares of Parent Common Stock, all outstanding Parent Options, and all outstanding shares of capital stock of each subsidiary of Parent have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts.

     (d) All of the outstanding shares of capital stock of each of Parent's subsidiaries are validly issued, fully paid and nonassessable and are owned beneficially and of record by Parent, free and clear of any Encumbrances.

3.3 Obligations With Respect to Capital Stock. Except as set forth in Part 3.3 of the Parent Schedules, there are no equity securities, partnership interests or similar ownership interests of any class of Parent equity security, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities Parent owns free and clear of all claims and Encumbrances, directly or indirectly through one or more subsidiaries, and except for shares of capital stock or other similar ownership

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

interests of certain subsidiaries of Parent that are owned by certain nominee equity holders as required by the applicable law of the jurisdiction of organization of such subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of Parent, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Part 3.3 of the Parent Schedules, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Parent or any of its subsidiaries is a party or by which it is bound obligating Parent or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. As of the date of this Agreement, except as contemplated by this Agreement, there are no registration rights and there is no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which Parent is a party or by which it is bound with respect to any equity security of any class of Parent or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. Stockholders of Parent will not be entitled to dissenters' rights under applicable state law in connection with the Merger.

3.4  Authority; Non-Contravention.

     (a) Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent, subject only to the approval of the issuance of the shares of Parent Common Stock, pursuant to the Merger by Parent's stockholders and the filing of the Certificate of Merger pursuant to Delaware Law. A vote of the holders of a majority of the outstanding shares of Parent Common Stock and Parent Preferred Stock voting together as a single class on an as-converted basis is sufficient for Parent's stockholders to approve the issuance of Parent Common Stock pursuant to the Merger. This Agreement has been duly executed and delivered by Parent and Merger Sub, and upon execution and delivery by the Company constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the Parent Charter Documents, (ii) subject to obtaining the approval of the issuance of the shares of Parent Common Stock pursuant to the Merger by Parent's stockholders as contemplated in Section 5.3 and compliance with the requirements set forth in Section 3.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which Parent or any of its subsidiaries or any of their respective properties are bound or affected, or (iii) result in any material breach of or constitute a material default (or an event that with

                                     A-1-28
notice or lapse of time or both would become a material default) under, or impair Parent's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material Lien or Encumbrance on any of the material properties or assets of Parent or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession, or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective assets are bound or affected. Part 3.4(b) of the Parent Schedules lists all consents, waivers, and approvals under any of Parent's or any of its subsidiaries' agreements, contracts, licenses, or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a Material Adverse Effect on Parent as a result of the Merger.

     (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity, is required to be obtained or made by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware,
(ii) the filing of the Registration Statement in accordance with the Exchange Act, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the HSR Act, and the securities or antitrust laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Parent or materially effect the ability of the parties hereto to consummate the Merger.

3.5  SEC Filings; Parent Financial Statements.

     (a) Parent has filed all forms, reports and documents required to be filed by Parent with the SEC since January 1, 1997 and has made available to the Company such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Parent may file subsequent to the date hereof) are referred to herein as the "PARENT SEC REPORTS"). As of their respective dates, the Parent SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any forms, reports or other documents with the SEC.

     (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the "PARENT FINANCIALS"), including each Parent SEC Report filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on

                                     A-1-29

Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of Parent's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of Parent contained in Parent's Annual Report on Form 10-K for the year ended June 30, 1998 is hereinafter referred to as (the "PARENT BALANCE SHEET"). Except as disclosed in the Parent Financials, since the date of the Parent Balance Sheet neither Parent nor any of its subsidiaries has any liabilities required under GAAP to be set forth on a balance sheet (absolute, accrued, contingent or otherwise) which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its subsidiaries taken as a whole, except for liabilities incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practices.

     (c) Parent has heretofore furnished to the Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

     (d) Parent has recognized revenues in accordance with GAAP and Statement of Position 97-2, as amended by Statement of Position 98-4, issued by the American Institute of Certified Public Accountants. Parent has recognized (i) initial license fee revenues only after delivery of software products and upon satisfaction of all significant post-delivery obligations; (ii) revenues associated with the grant of additional licenses to Parent's existing customers upon shipment and upon satisfaction of all significant post-delivery obligations; (iii) maintenance revenues ratably over the term of the maintenance period; and (iv) consulting and training revenues when the services were performed.

3.6 Absence of Certain Changes or Events. Since the date of the Parent Balance Sheet there has not been: (i) any Material Adverse Effect (as defined in Section 8.3(c)) on Parent, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent's capital stock or any other securities of Parent or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Parent's or any of its subsidiaries' capital stock, (iv) any granting by Parent or any of its subsidiaries of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by Parent or any of its subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by Parent or any of its subsidiaries of any increase in severance or termination pay or any entry by Parent or any of its subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Parent of the nature contemplated hereby, (v) entry by Parent or any of its subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property (as defined in Section 2.9) other than

                                     A-1-30
licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by Parent with the SEC, (vi) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (vii) any revaluation by Parent of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

3.7  Taxes.

     (a) Tax Returns and Audits.

        (i) Parent and each of its subsidiaries have timely filed all Returns relating to Taxes required to be filed by Parent and each of its subsidiaries with any Tax authority, except such Returns which are not material to Parent, and have paid all Taxes shown to be due on such Returns on a timely basis.

        (ii) Parent and each of its subsidiaries as of the Effective Time will have withheld with respect to its employees all federal and state income taxes, Taxes pursuant to FICA, Taxes pursuant to the FUTA and other Taxes required to be withheld.

        (iii) There is no Tax deficiency outstanding, proposed in writing (or otherwise to Parent's knowledge proposed) or assessed against Parent or any of its subsidiaries, nor has Parent or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

        (iv) No audit or other examination of any Return of Parent or any of its subsidiaries by any Tax authority is presently in progress, nor has Parent or any of its subsidiaries been notified in writing (or otherwise to Parent's knowledge notified) of any request for such an audit or other examination.

        (v) No adjustment relating to any Returns filed by Parent or any of its subsidiaries has been proposed in writing by any Tax authority to Parent or any of its subsidiaries.

        (vi) Neither Parent nor any of its subsidiaries has any liability for unpaid Taxes which has not been accrued for or reserved in accordance with GAAP on Parent Balance Sheet (or in any Parent SEC Report filed prior to the date hereof, or for liabilities accruing following the date hereof, in any Parent SEC Report filed prior to the date of the Closing), whether asserted or unasserted, contingent or otherwise, which is material to Parent, other than any liability for unpaid Taxes that may have accrued since the date of Parent Balance Sheet in connection with the operation of the business of Parent and its subsidiaries in the ordinary course.

        (vii) There is no contract, agreement, plan or arrangement to which Parent is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Parent or any of its subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code.

        (viii) Neither Parent nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Parent.

                                     A-1-31

        (ix) Neither Parent nor any of its subsidiaries is party to, or has any obligation under, or will have any obligation as a result of the Merger under, any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

        (x) Except as may be required as a result of the Merger, Parent and its subsidiaries have not been and will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to
Section 481 or Section 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing and with respect to which the applicable statute of limitations has not passed.

        (xi) None of Parent's or its subsidiaries' assets are tax exempt use property within the meaning of Section 168(h) of the Code.

        (xii) Parent Schedules list (A) any foreign Tax holidays, (B) any intercompany transfer pricing agreements, or other arrangements that have been established by Parent or any of its subsidiaries with any Tax authority and (C) any expatriate programs or policies affecting Parent or any of its subsidiaries.

3.8  Title to Properties; Absence of Liens and Encumbrances.

     (a) All of Parent's current leases with respect to real property are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that would give rise to a claim in an amount greater than $50,000. Other than the leaseholds created under real property leases, Parent owns no interest in real property.

     (b) Parent has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except as reflected in Parent Financials and except for Liens for taxes not yet due and payable and such Liens or other imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

3.9 Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

     "PARENT INTELLECTUAL PROPERTY" means any Intellectual Property that is owned by, or exclusively licensed to, Parent.

     "PARENT REGISTERED INTELLECTUAL PROPERTY" means all of the Registered Intellectual Property owned by, or filed in the name of, Parent.

     (a) No material Parent Intellectual Property or product or service of Parent is subject to any proceeding or outstanding decree, order, judgment, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Parent, or which may affect the validity, use or enforceability of material Parent Intellectual Property.

     (b) Each material item of Parent Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Registered Intellectual Property have been made and all necessary

                                     A-1-32
documents, recordations and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property.

     (c) Parent owns and has good and exclusive title to, each material item of Parent Intellectual Property free and clear of any Lien or Encumbrance (excluding licenses entered into in the ordinary course of Parent's business); and Parent is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of Parent, including the sale of any products or the provision of any services by Parent.

     (d) Parent owns exclusively, and has good title to, all copyrighted works that are material Parent products or which are material and which Parent otherwise expressly purports to own.

     (e) To the extent that any material Intellectual Property has been developed or created by a third party for Parent, Parent has a written agreement with such third party with respect thereto and Parent thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party's Intellectual Property in such work, material or invention.

     (f) Except as would not result in a Material Adverse Effect on Parent, Parent has not transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material to the Parent Intellectual Property, to any third party.

     (g) All material contracts, licenses and agreements relating to Parent Intellectual Property are in full force and effect. Except as would not have a Material Adverse Effect on Parent, the consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of such material contracts, licenses and agreements. Parent is in material compliance with, and has not materially breached any term any of such material contracts, licenses and agreements and, to the knowledge of Parent, all other parties to such material contracts, licenses and agreements are in compliance with, and have not materially breached any term of, such contracts, licenses and agreements.

     (h) The operation of the business of Parent as such business currently is conducted, including Parent's design, development, manufacture, marketing and sale of the products or services of Parent (including with respect to products currently under development) has not and does not and will not, by virtue of the Merger, infringe or misappropriate the Intellectual Property of any third party or, to its knowledge, constitute unfair competition or trade practices under the laws of any jurisdiction.

     (i) Parent has not received written notice from any third party that the operation of the business of Parent or any act, product or service written of Parent, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

     (j) To the knowledge of Parent, no person has or is infringing or misappropriating any Parent Intellectual Property.

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

     (k) Parent has taken reasonable steps to protect Parent's rights in Parent's confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to Parent, and, without limiting the foregoing, Parent has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form provided to the Company and all current and former employees and contractors of Parent have executed such an agreement, except where the failure to do so is not reasonably expected to be material to Parent.

3.10  Compliance; Permits; Restrictions.

     (a) Neither Parent nor any of its subsidiaries is, in any material respect, in conflict with, or in default or in violation of (i) any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which Parent or any of its subsidiaries or any of their respective properties is bound or affected (including without limitation ERISA), or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties is bound or affected (including without limitation any Parent Employee Plan), except for conflicts, violations and defaults that (individually or in the aggregate) would not cause Parent to lose any material benefit or incur any material liability. No investigation or review by any Governmental Entity is pending or, to Parent's knowledge, has been threatened in a writing delivered to Parent against Parent or any of its subsidiaries, nor, to Parent's knowledge, has any Governmental Entity indicated an intention to conduct an investigation of Parent or any of its subsidiaries. There is no material agreement, judgment, injunction, order or decree binding upon Parent or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its subsidiaries, any acquisition of material property by Parent or any of its subsidiaries or the conduct of business by Parent as currently conducted. For the purposes of this Section 3.10(a), (i) "Parent Employee Plan" shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits, other than any International Employee Plan of Parent, whether written or unwritten, funded or unfunded, including, without limitation, each "employee benefit plan" (within the meaning of Section 3(3) of ERISA) which is or has been maintained, contributed to, or required to be contributed to, by Parent or any Affiliate for the benefit of any Employee and (ii) "INTERNATIONAL EMPLOYEE PLAN OF PARENT" shall mean each plan, program, policy, practice, contract or other agreement that has been adopted or is maintained by Parent for the benefit of Employees outside the United States that would constitute a Parent Employee Plan if maintained in the United States.

     (b) Parent and its subsidiaries hold, to the extent legally required, all permits, licenses, variances, exemptions, orders and approvals from Governmental Entities that are material to and required for the operation of the business of Parent as currently conducted (collectively, the "PARENT PERMITS"). Parent and its subsidiaries are in compliance in all material respects with the terms of Parent Permits, except where the failure to be in compliance with the terms of Parent Permits would not be material to Parent.

                                     A-1-34

3.11 Litigation. Except as disclosed in Part 3.11 of the Parent Schedules, there are no claims, suits, actions or proceedings pending or, to the knowledge of Parent, threatened against, relating to or affecting Parent or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to be material to Parent. No Governmental Entity has at any time challenged or questioned in a writing delivered to Parent the legal right of Parent to design, manufacture, offer or sell any of its products in the present manner or style thereof. As of the date hereof, to the knowledge of Parent, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, cause or provide a bona fide basis for a director or executive officer of Parent to seek indemnification from Parent.

Except as disclosed in Part 3.11 of the Parent Schedules, Parent has never been subject to a Government Audit, to Parent's knowledge no Government Audit is threatened or reasonably anticipated, and in the event of such Government Audit, to the knowledge of Parent no basis exists for a finding of noncompliance with any material provision of any government contract or a refund of any amounts paid or owed by any Governmental Entity pursuant to such government contract. For each item disclosed in the Parent Schedules pursuant to this Section 3.11 a true and complete copy of all correspondence and documentation with respect thereto has been provided to the Company.

3.12 Brokers' and Finders' Fees. Except for fees payable to Broadview International LLC pursuant to an engagement letter dated February 24, 1997, as amended by letter dated September 8, 1998, copies of which have been provided to the Company, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.13  Environmental Matters.

     (a) Hazardous Material. Except as would not result in material liability to Parent, no Hazardous Materials are present, as a result of the actions of Parent or any of its subsidiaries or any affiliate of Parent, or, to Parent's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Parent or any of its subsidiaries has at any time owned, operated, occupied or leased.

     (b) Hazardous Materials Activities. Except as would not result in a material liability to Parent (in any individual case or in the aggregate) (i) neither Parent nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) neither Parent nor any of its subsidiaries has disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

     (c) Permits. Parent and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "PARENT ENVIRONMENTAL PERMITS") necessary for the conduct of Parent's and its subsidiaries' Hazardous Material Activities

                                     A-1-35
and other businesses of Parent and its subsidiaries as such activities and businesses are currently being conducted.

     (d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending, and to Parent's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ or injunction has been threatened by any Governmental Entity against Parent or any of its subsidiaries in a writing delivered to Parent concerning any Parent Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Parent or any of its subsidiaries. Parent is not aware of any fact or circumstance which could involve Parent or any of its subsidiaries in any environmental litigation or impose upon Parent any material environmental liability.

3.14  Year 2000 Compliance.

     (a) All of Parent's products and internal systems fully comply with the "YEAR 2000 QUALIFICATION" requirements definition attached as Exhibit C (the "PARENT DEFINITION"). At the Company's request, Parent will provide evidence demonstrating adequate testing of the products and internal systems to assure compliance with the Definition.

     (b) Parent's Products and internal systems have been designed to ensure Year 2000 Qualification, including date and time entry recognition, calculations that accommodate same century and multi-century formulas and date values, leap year recognition and calculations, and date data interface values that reflect the century. Parent's products and internal systems manage and manipulate data involving dates and times, including single century formulas and multi-century formulas, and do not cause an abnormal ending scenario within the application or generate incorrect values or invalid results involving such dates.

3.15 Agreements, Contracts and Commitments. Neither Parent nor any of its subsidiaries, nor to Parent's knowledge any other party to a material Contract of Parent, is in breach, violation or default under, and neither Parent nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any material Contract of Parent in such a manner as would permit any other party to cancel or terminate any such material Contract of Parent, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

3.16 Pooling of Interests. To the knowledge of Parent, based on consultation with its independent accountants, neither Parent nor any of its directors, officers, affiliates, or stockholders has taken or agreed to take any action which would preclude Parent's ability to account for the Merger as a pooling of interests.

3.17 Disclosure. None of the information to be supplied by or on behalf of Parent for inclusion in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Prospectus/Proxy Statement will, at the time the Prospectus/Proxy Statement is mailed to the stockholders of the Company or Parent, at the time of the Company or Parent Stockholders' Meeting or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required

                                     A-1-36
to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder and the Prospectus/ Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Prospectus/Proxy Statement.

3.18 Board Approval. The Board of Directors of Parent has, at or prior to the date of this Agreement (i) determined that the Merger is fair to, and in the best interests of Parent and its stockholders, (ii) determined to recommend that the stockholders of Parent approve the issuance of Parent Common Stock in connection with the Merger and (iii) approved the issuance of shares of Parent Common Stock in connection with the Merger.

3.19 Fairness Opinion. Parent's Board of Directors has received a written opinion from Broadview International LLC, dated as of or prior to the date hereof, to the effect that as of the date of such opinion the Exchange Ratio is fair, from a financial point of view, to Parent's shareholders and has delivered to the Company a copy of such opinion.

3.20 Customs. Parent has acted with reasonable care to properly value and classify, in accordance with applicable tariff laws, rules and regulations, all goods that Parent or any of its subsidiaries import into the United States or into any other country (the "Parent Imported Goods"). To the Parent's knowledge, there are currently no material claims pending against Parent by the U.S. Customs Service (or other foreign customs authorities) relating to the valuation, classification or marking of the Parent Imported Goods.

3.21  Organization of Merger Sub.

     (a) Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

     (b) Merger Sub was formed in order to effect the consummation of the Merger, and as of the date of this Agreement has performed no other operations.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business by the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company and each of its subsidiaries shall, except to the extent that Parent shall otherwise consent in writing, carry on its business, in all material respects, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.

                                     A-1-37

In addition, except as permitted by the terms of this Agreement, and except as provided in Article 4 of the Company Schedules, without the prior written consent of Parent, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

     (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

     (b) Grant any severance or termination pay to any officer or employee except pursuant to agreements outstanding, or policies existing, on the date hereof and as disclosed in the Company Schedules, or adopt any new severance plan;

     (c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Company Intellectual Property, or enter into grants to future patent rights, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;

     (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

     (e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

     (f) Issue, deliver, sell, authorize, pledge or otherwise encumber, any shares of Company Capital Stock or any securities convertible into shares of Company Capital Stock, or subscriptions, rights, warrants or options to acquire any shares of Company Capital Stock or any securities convertible into shares of Company Capital Stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance delivery and/or sale of (i) stock options in the ordinary course of business and consistent with past practice up to 200,000 shares, (ii) shares of the Company Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement or granted pursuant to the foregoing clause (i), (iii) shares of the Company Common Stock issuable to participants in the Company Purchase Plan consistent with the terms thereof and (iv) shares of Company Capital Stock pursuant to exercise of the Warrants

     (g) Cause, permit or propose any amendments to the Company Charter
Documents;

     (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company or enter into any material joint ventures, strategic partnerships or alliances;

                                     A-1-38

     (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of the Company, except sales of inventory in the ordinary course of business consistent with past practice;

     (j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

     (k) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants other than pursuant to written agreements with such persons disclosed in the Company Schedules or in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

     (l) Make any payments outside of the ordinary course of business in excess of $250,000 other than in connection with the Merger or commitments preexisting the date of this Agreement;

     (m) Modify, amend or terminate any Company Contract or other material contract or agreement to which the Company or any subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder;

     (n) Enter into any contracts, agreements, or obligations relating to the distribution, sale, license or marketing by third parties of the Company's products or products licensed by the Company other than in the ordinary course of business consistent with past practice but in no event will any exclusive rights be granted or restrictions on the Company's business activities be agreed to;

     (o) Materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

     (p) Take any action that would be reasonably likely to interfere with Parent's ability to account for the Merger as a pooling of interests whether or not otherwise permitted by the provisions of this Article IV;

     (q) Agree in writing or otherwise to take any of the actions described in
(a) through (p) above.

4.2 Conduct of Business by Parent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent shall, except to the extent that the Company shall otherwise consent in writing, carry on its business, in all material respects, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and taxes when due,

                                     A-1-39
subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.

In addition, except as permitted by the terms of this Agreement and except as provided in Article 4 of the Parent Schedules, without the prior written consent of the Company, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent shall not do any of the following:

     (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

     (b) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Parent Intellectual Property, or enter into grants to future patent rights, other than in the ordinary course of business and consistent with past practice;

     (c) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

     (d) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Parent or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or repurchase agreements in effect on the date hereof;

     (e) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of (i) stock options in the ordinary course of business and consistent with past practice, (ii) shares of Parent Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement or granted pursuant to the foregoing clause (i), and (iii) shares of Parent Common Stock issuable to participants in the Parent Purchase Plan consistent with the terms thereof.

     (f) Cause, permit or propose any amendments to the Parent Charter
Documents;

     (g) (x) Acquire or agree to acquire by (i) merging or consolidating with, or (ii) purchasing any equity in or a portion of the assets of, or (iii) any other manner, any business or any corporation, partnership, association or other business organization or division thereof, for consideration in excess of $50 million in any individual acquisition or $100 million in the aggregate for all such acquisitions;

                                     A-1-40

     (h) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business.

     (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Parent, except sales of inventory in the ordinary course of business consistent with past practice;

     (j) Materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

     (k) Take any action that would be reasonably likely to interfere with Parent's ability to account for the Merger as a pooling of interests whether or not otherwise permitted by the provisions of this Article IV; and

     (l) Agree in writing or otherwise to take any of the actions described in
Section 4.2(a) through (k) above.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

5.1 Prospectus/Proxy Statement; Registration Statement; Other Filings; Board Recommendations.

     (a) As promptly as practicable after the execution of this Agreement, the Company and Parent will prepare, and file with the SEC, the Prospectus/Proxy Statement and Parent will prepare and file with the SEC the Registration Statement in which the Prospectus/Proxy Statement will be included as a prospectus. Each of the Company and Parent will respond to any comments of the SEC, will use its respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and the Company and Parent will cause the Prospectus/Proxy Statement to be mailed to their respective stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. As promptly as practicable after the date of this Agreement, each of the Company and Parent will prepare and file any other filings required to be filed by it under the Exchange Act, the Securities Act or any other Federal, foreign or Blue Sky or related laws relating to the Merger and the transactions contemplated by this Agreement (the "OTHER FILINGS"). Each of the Company and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Prospectus/Proxy Statement or any Other Filing or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Prospectus/Proxy Statement, the Merger or any Other Filing. Each of the Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1(a) to comply in all

                                     A-1-41
material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Prospectus/Proxy Statement, the Registration Statement or any Other Filing, the Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company, such amendment or supplement.

     (b) Subject to Section 5.2(c), the Prospectus/Proxy Statement will include the recommendation of the Board of Directors of the Company in favor of adoption and approval of this Agreement and approval of the Merger and the recommendation of the Board of Directors of Parent in favor of the foregoing and the issuance of shares of Parent Common Stock in connection with the Merger.

5.2  Meeting of Company Stockholders.

     (a) Promptly after the date hereof, the Company will take all action necessary in accordance with the Delaware Law and its Certificate of Incorporation and Bylaws to convene the Company Stockholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon this Agreement and the Merger. The Company will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/Proxy Statement is provided to the Company's stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Company Stockholders' Meeting is originally scheduled (as set forth in the Prospectus/ Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company's Stockholders' Meeting. The Company shall ensure that the Company Stockholders' Meeting is called, noticed, convened, held and conducted, and subject to Section 5.2(c) that all proxies solicited by the Company in connection with the Company Stockholders' Meeting are solicited, in compliance with the Delaware Law, its Certificate of Incorporation and Bylaws, the rules of Nasdaq and all other applicable legal requirements. The Company's obligation to call, give notice of, convene and hold the Company Stockholders' Meeting in accordance with this Section 5.2(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal, or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of the Company with respect to the Merger.

     (b) Subject to Section 5.2(c): (i) the Board of Directors of the Company shall unanimously recommend that the Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; (ii) the Prospectus/Proxy Statement shall include a statement to the effect that the Board of Directors of the Company has unanimously recommended that the Company's stock-

                                     A-1-42
holders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; and (iii) neither the Board of Directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the unanimous recommendation of the Board of Directors of the Company that the Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger. For purposes of this Agreement, said recommendation of the Board of Directors shall be deemed to have been modified in a manner adverse to Parent if said recommendation shall no longer be unanimous.

     (c) Nothing in this Agreement shall prevent the Board of Directors of the Company from withholding, withdrawing, amending or modifying its unanimous recommendation in favor of the Merger if (i) a Superior Offer (as defined below) is made to the Company and is not withdrawn, (ii) neither the Company nor any of its representatives shall have violated any of the restrictions set forth in
Section 5.4, and (iii) the Board of Directors of the Company or any committee thereof concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the Board of Directors of the Company or any committee thereof to comply with its fiduciary obligations to the Company's stockholders under applicable law. Subject to applicable laws, nothing contained in this Section 5.2 shall limit the Company's obligation to hold and convene the Company Stockholders' Meeting (regardless of whether the unanimous recommendation of the Board of Directors of the Company shall have been withdrawn, amended or modified). For purposes of this Agreement ("SUPERIOR OFFER") shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by the Company of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 50% of the fair market value of the Company's business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of the Company in each case, on terms that the Board of Directors of the Company determines, in its reasonable judgment, after consultation with its financial advisor, to be more favorable to the Company's stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the judgment of the Company's Board of Directors to be obtained by such third party on a timely basis.

     (d) Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from (x) taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or
(y) making any disclosure to the Company's stockholders if, in the good faith judgment of the majority of the members of the Board of Directors of the Company, after consultation with independent legal counsel, failure to so disclose would be inconsistent with applicable laws.

                                     A-1-43

5.3  Meeting of Parent Stockholders.

     (a) Promptly after the date hereof, Parent will take all action necessary in accordance with the Delaware Law and its Certificate of Incorporation and Bylaws to convene the Parent Stockholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon the issuance of the shares of Parent Common Stock pursuant to the Merger. Parent will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the issuance of the shares of Parent Common stock pursuant to the Merger and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Parent may adjourn or postpone the Parent Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/Proxy Statement is provided to Parent's stockholders in advance of a vote on the issuance of the shares of Parent Common Stock pursuant to the Merger or, if as of the time for which Parent Stockholders' Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement) there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent's Stockholders' Meeting. Parent shall ensure that the Parent Stockholders' Meeting is called, noticed, convened, held and conducted, that all proxies solicited by the Company in connection with the Parent Stockholders' Meeting are solicited, in compliance with the Delaware Law, its Certificate of Incorporation and Bylaws, the rules of Nasdaq and all other applicable legal requirements. Parent's obligation to call, give notice of, convene and hold the Parent's Stockholders' Meeting in accordance with this Section 5.3(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal, or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of Parent with respect to the adoption and approval of this Agreement, the approval of the Merger or the issuance of the shares of Parent Common Stock pursuant to the Merger.

     (b) The Board of Directors of Parent shall unanimously recommend that Parent's stockholders vote in favor of the issuance of the shares of Parent Common Stock pursuant to the Merger at the Parent Stockholders' Meeting. The Prospectus/Proxy Statement shall include a statement to the effect that the Board of Directors of the Parent has unanimously approved and adopted this Agreement and approved the Merger and has unanimously recommended that Parent's stockholders vote in favor of the issuance of the shares of Parent Common Stock pursuant to the Merger at the Parent Stockholders' Meeting. Neither the Board of Directors of Parent nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the Company, the unanimous approval and adoption of this Agreement and approval of the Merger or the unanimous recommendation of the Board of Directors of Parent that Parent's stockholders vote in favor of the issuance of the shares of Parent Common Stock pursuant to the Merger. For purposes of this Agreement, said recommendation of the Board of Directors shall be deemed to have been modified in a manner adverse to the Company if said recommendation shall no longer be unanimous.

     (c) Nothing contained in this Agreement shall prohibit Parent or its Board of Directors from (x) taking and disclosing to its stockholders a position contemplated by

                                     A-1-44

Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (y) making any disclosure to Parent's stockholders if, in the good faith judgment of the majority of the members of the Board of Directors of Parent, after consultation with independent legal counsel, failure to so disclose would be inconsistent with applicable laws.

5.4  Confidentiality; Access to Information.

     (a) The parties acknowledge that the Company and Parent have previously executed a Mutual Confidentiality Agreement, dated as of September 17, 1998 (the "Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

     (b) Access to Information. Each of the Company and Parent will afford the other and their respective accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of the Company or Parent, as the case may be, during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of the Company or Parent, as the case may be, as Parent or the Company may reasonably request. No information or knowledge obtained by Parent or the Company in any investigation pursuant to this Section 5.4 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

5.5  No Solicitation.

     (a) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VII, the Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, except as to the existence of these provisions, (iv) subject to Section 5.2(c), approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the approval of this Agreement by the required Company stockholder vote, this Section 5.5(a) shall not prohibit the Company from furnishing nonpublic information regarding the Company and its subsidiaries to, entering into a confidentiality agreement with or entering into discussions with, any person or group in response to a Superior Offer submitted by such person or group (and not withdrawn) if (1) neither the Company nor any representative of the Company and its subsidiaries shall have violated any of the restrictions set forth in this Section 5.5, (2) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of the Company to comply with its fiduciary obligations to the Company's stockholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into discussions with, such person or group, the Company gives Parent written notice of the identity of such person or group and of the

                                     A-1-45

Company's intention to furnish nonpublic information to, or enter into discussions with, such person or group and the Company receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of the Company, and (4) contemporaneously with furnishing any such nonpublic information to such person or group, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent). The Company and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of the Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of the Company or any of its subsidiaries shall be deemed to be a breach of this Section 5.5 by the Company. In addition to the foregoing, the Company shall provide Parent with at least 24 hours prior notice (or such lesser prior notice as provided to the members of the Company's Board of Directors but in no event less than eight hours) of any meeting of the Company's Board of Directors at which the Company's Board of Directors is reasonably expected to consider a Superior Offer, together with such notice a copy of the definitive documentation relating to such Superior Offer.

For purposes of this Agreement, "ACQUISITION PROPOSAL" shall mean any offer or proposal (other than an offer or proposal by Parent) relating to any Acquisition Transaction. For the purposes of this Agreement, "ACQUISITION TRANSACTION" shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from the Company by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 5% interest in the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 5% or more of the total outstanding voting securities of the Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 95% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 10% of the assets of the Company; or (C) any liquidation or dissolution of the Company.

     (b) In addition to the obligations of the Company set forth in paragraph
(a) of this Section 5.5, the Company as promptly as practicable shall advise Parent orally and in writing of any request for non-public information which the Company reasonably believes would lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry with respect to or which the Company reasonably should believe would lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry. The Company will keep Parent informed in all material respects of the

                                     A-1-46
status and details (including material amendments or proposed material amendments) of any such request, Acquisition Proposal or inquiry.

5.6 Public Disclosure. Parent and the Company will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with Nasdaq. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

5.7  Reasonable Efforts; Notification.

     (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, the Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or the Company or any subsidiary or affiliate thereof to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

     (b) The Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under

                                     A-1-47
this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     (c) Parent shall give prompt notice to the Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.8 Third Party Consents. As soon as practicable following the date hereof, Parent and the Company will each use its commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries' respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

5.9  Stock Options and Employee Benefits.

     (a) At the Effective Time, each outstanding Company Option, whether or not exercisable and regardless of the respective exercise prices thereof, will be assumed by Parent. Each Company Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Stock Option Plan immediately prior to the Effective Time (including, without limitation, any repurchase rights, vesting provisions and vested status of any such Company Option), except that (i) each Company Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

     (b) It is intended that Company Options assumed by Parent shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent Company Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this
Section 5.9 shall be applied consistent with such intent.

     (c) Rights outstanding under the Company Purchase Plan shall be treated in a manner reasonably acceptable to Parent and the Company, provided that in no event shall any such treatment interfere with Parent's ability to account for the Merger as a pooling of interests.

     (d) At the Effective Time, the Warrants will be assumed by Parent. Each Warrant so assumed by Parent under this Agreement will continue to have, and be subject to, the

                                     A-1-48
same terms and conditions set forth in the applicable warrant agreement immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), except that (i) each Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Warrant will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Warrant was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

5.10 Form S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Options within ten (10) days after the Effective Time and intends to maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding. Parent further agrees to reserve a sufficient number of shares of Parent Common Stock for issuance upon exercise of assumed Company Options and the Warrants.

5.11  Indemnification.

     (a) From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of the Effective Time (the "INDEMNIFIED PARTIES") and any indemnification provisions under the Company's Certificate of Incorporation or Bylaws as in effect on the date hereof. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by law.

     (b) For a period of six years after the Effective Time, Parent will cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of the Company; provided, however, that in no event will Parent or the Surviving Corporation be required to expend in excess of 150% of the annual premium currently paid by the Company for such coverage (or such coverage as is available for such 150% of such annual premium).

5.12 Board of Directors of Parent. The Board of Directors of Parent will take all actions necessary to cause Stuart Clifton to be elected to the Board of Directors of Parent immediately after the Effective Time.

                                     A-1-49

5.13 Nasdaq Listing. Parent agrees to authorize for listing on the Nasdaq National Market the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

5.14 Company Affiliate Agreement. Set forth on Exhibit D-1 is a list of those persons who may be deemed to be, in the Company's reasonable judgment, affiliates of the Company within the meaning of Rule 145 promulgated under the Securities Act (each a "COMPANY AFFILIATE"). The Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing such list. The Company will use its commercially reasonable efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each Company Affiliate an executed affiliate agreement in substantially the form attached hereto as Exhibit D-2 (the "COMPANY AFFILIATE AGREEMENT"), each of which will be in full force and effect as of the Effective Time. Parent will be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by a Company Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Company Affiliate Agreement.

5.15 Parent Affiliate Agreement. Set forth on Exhibit E-1 is a list of those persons who may be deemed in Parent's reasonable judgement affiliates of Parent within the meaning of Rule 145 promulgated under the Securities Act (each a "PARENT AFFILIATE"). Parent will provide the Company with such information and documents as the Company reasonably requests for purposes of reviewing such list. Parent will use commercially reasonable efforts to deliver or cause to be delivered to the Company, as promptly on or following the date hereof, from each Parent Affiliate an executed affiliate agreement in substantially the from attached hereto as Exhibit E-2 (the "PARENT AFFILIATE AGREEMENT"), each of which will be in full force and effect as of the Effective Time.

5.16 Regulatory Filings; Reasonable Efforts. As soon as may be reasonably practicable, the Company and Parent each shall file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties. The Company and Parent each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and
(b) supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate.

5.17 Company 401(k) Plan and Benefit Arrangements. The Company and its affiliates, as applicable, each agrees to terminate its 401(k) plan immediately prior to the Closing, unless Parent, in its sole discretion, agrees to sponsor and maintain such plans by providing Company with written notice of such election at least three (3) days prior to the Effective Time. For the purpose of employment plans or arrangements which Parent or the Surviving Corporation may extend to Continuing Employees (as defined below), to the extent practicable, Parent shall give full credit to each Continuing Employee for such Continuing Employee's period of service with the Company prior to the Effective Time to the extent such service was recognized under any comparable employment plans or

                                     A-1-50
arrangements of the Company prior to the Effective Time. For purposes of this
Section 5.17, "Continuing Employee" shall mean any employee of the Company who continues as an employee of the Surviving Corporation or Parent or any of its subsidiaries immediately after the Effective Time.

5.18 Tax Matters. At or prior to the filing of the Registration Statement, the Company and Parent shall deliver to Cooley Godward LLP and to Wilson Sonsini Goodrich & Rosati, Professional Corporation, tax representation letters, including such reasonable representations as requested by such counsel for the purpose of delivering the Tax Opinions (defined below). Parent, Merger Sub and the Company shall each confirm to Cooley Godward LLP and to Wilson Sonsini Goodrich & Rosati, Professional Corporation, the accuracy and completeness as of the Effective Time of the tax representation letters delivered pursuant to the prior sentence. Parent and the Company shall use all reasonable efforts prior to the Effective Time to cause the Merger to qualify as a tax-free reorganization under Section 368(a) of the Code. Following delivery of the tax representation letters pursuant to the first sentence of this Section 5.18, each of the Company and Parent shall use its reasonable efforts to cause Cooley Godward LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation, respectively, to deliver to it a tax opinion (a "TAX OPINION") satisfying the requirements of
Item 601 of the Regulation S-K promulgated under the Securities Act. In rendering such Tax Opinions and the opinions referred to in Section 6.1(e), each of such counsel shall be entitled to rely on the tax representation letters described in this Section 5.18.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

     (a) Company Stockholder Approval. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of the Company.

     (b) Parent Stockholder Approval. The issuance of the shares of Parent Common Stock pursuant to the Merger shall have been duly approved by the requisite vote under applicable Nasdaq rules by the stockholders of the Parent.

     (c) Registration Statement Effective; Proxy Statement. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Prospectus/Proxy Statement, shall have been initiated or threatened in writing by the SEC.

     (d) No Order; HSR Act. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby shall have expired or terminated early and all

                                     A-1-51
material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

     (e) Tax Opinions. Parent and the Company shall each have received written opinions from their respective tax counsel (Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Cooley Godward LLP, respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn; provided, however, that if the counsel to either Parent or the Company does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to this Agreement agree to make representations as requested by such counsel for the purpose of rendering the Tax Opinions and further agree to confirm the accuracy and completeness of such representations as of the Effective Time as requested by such counsel for the purpose of rendering those opinions discussed in this Section 6.1(e).

6.2 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

     (a) Representations and Warranties. Each representation and warranty of Parent and Merger Sub contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except with regard to the foregoing clauses (i) and (ii), (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Parent and Merger Sub; provided, however, such Material Adverse Effect qualification shall be inapplicable with respect to the representations and warranties contained in Sections 3.2(a), 3.16, 3.18, 3.19, the first and last sentences of Section 3.2(b) and the first four sentences of Section 3.4(a), and
(B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct except as does not constitute a Material Adverse Effect on Parent and Merger Sub as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Parent Schedules made or purported to have been made after the date of this Agreement shall be disregarded). The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent.

     (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company shall have received a certificate to such effect signed on behalf of Parent by an authorized officer of Parent.

     (c) Material Adverse Effect. No Material Adverse Effect with respect to Parent shall have occurred since the date of this Agreement.

                                     A-1-52

     (d) Affiliate Agreements. Each of the Parent Affiliates shall have entered into the Parent Affiliate Agreement and each of such agreements will be in full force and effect as of the Effective Time.

     (e) Opinion of Accountants. The Company shall have received letters from Ernst & Young LLP, dated within two (2) business days prior to the Effective Time, regarding that firm's concurrence with Parent's management's and the Company's management's conclusions as to the appropriateness of pooling of interest accounting for the Merger under the Accounting Principles Board Opinion No. 16, if the Merger is consummated in accordance with this Agreement.

     (f) Nasdaq Listing. The shares of Parent Common Stock to be issued in the Merger shall have been authorized for listing on the Nasdaq National Market, subject to notice of issuance.

6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by
Parent:

     (a) Representations and Warranties. Each representation and warranty of the Company contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except, with regard to the foregoing clauses (i) and (ii), (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on the Company; provided, however, such Material Adverse Effect qualification shall be inapplicable with respect to the representations and warranties contained in Sections 2.2(a), 2.18, 2.21, 2,22, 2,25, the first and last sentences of Section 2.2(b) and the first four sentences of Section 2.4(a), and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct except as does not constitute a Material Adverse Effect on the Company as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Schedules made or purported to have been made after the date of this Agreement shall be disregarded). Parent shall have received a certificate with respect to the foregoing signed on behalf of the Company by an authorized officer of the Company.

     (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company.

     (c) Material Adverse Effect. No Material Adverse Effect with respect to the Company and its subsidiaries shall have occurred since the date of this Agreement.

     (d) Affiliate Agreements. Each of the Company Affiliates shall have entered into the Company Affiliate Agreement and each of such agreements will be in full force and effect as of the Effective Time.

                                     A-1-53

     (e) Opinion of Accountants. Parent shall have received letters from Ernst & Young LLP, dated within two (2) business days prior to the Effective Time, regarding that firm's concurrence with Parent's management's and the Company's management's conclusions as to the appropriateness of pooling of interest accounting for the Merger under Accounting Principles Board Opinion No. 16, if the Merger is consummated in accordance with this Agreement.

     (f) Company Rights Plan. All necessary actions shall have been taken to extinguish and cancel all outstanding Rights under the Company Rights Plan or render such Rights inapplicable to the Merger and the other transactions contemplated by this Agreement.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approvals of the stockholders of the Company or Parent:

     (a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

     (b) by either the Company or Parent if the Merger shall not have been consummated by February 28, 1999 (the "END DATE") for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

     (c) by either the Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

     (d) by the Company or Parent if the required approval of the stockholders of Parent contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Parent stockholders duly convened therefor or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Parent where the failure to obtain Parent stockholder approval shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement.

     (e) by the Company or Parent if the required approval of the stockholders of the Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Company stockholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(e) shall not be available to the Company where the failure to obtain the Company stockholder approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement.

                                     A-1-54

     (f) by Parent (at any time prior to the adoption and approval of this Agreement and the Merger by the required vote of the stockholders of the Company) if a Company Triggering Event (as defined below) shall have occurred;

     (g) by the Company (at any time prior to the adoption and approval of this Agreement and the Merger by the required vote of the stockholders of the Parent) if a Parent Triggering Event shall have occurred;

     (h) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent through the exercise of its commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(h) prior to the End Date, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this paragraph (h) if it shall have materially breached this Agreement or if such breach by Parent is cured prior to the End Date);

     (i) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in the Company's representations and warranties or breach by the Company is curable by the Company through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this
Section 7.1(i) prior to the End Date, provided the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (i) if it shall have materially breached this Agreement or if such breach by the Company is cured prior to the End Date).

For the purposes of this Agreement, a "COMPANY TRIGGERING EVENT" shall be deemed to have occurred if: (i) the Board of Directors of the Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its unanimous recommendation in favor of, the adoption and approval of the Agreement or the approval of the Merger; (ii) the Company shall have failed to include in the Prospectus/Proxy Statement the unanimous recommendation of the Board of Directors of the Company in favor of the adoption and approval of the Agreement and the approval of the Merger; (iii) the Board of Directors of the Company fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the Agreement and the approval of the Merger within ten (10) business days after Parent requests in writing that such recommendation be reaffirmed; (iv) the Board of Directors of the Company or any committee thereof shall have approved or publicly recommended any Acquisition Proposal; or (v) a tender or exchange offer relating to securities of the Company shall have been commenced by a Person unaffiliated with Parent and the Company shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated

                                     A-1-55
under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer.

For the purposes of this Agreement, a "PARENT TRIGGERING EVENT" shall be deemed to have occurred if: (i) the Board of Directors of Parent or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to the Company its unanimous recommendation in favor of, the issuance of shares of Parent Common Stock pursuant to the Merger; (ii) Parent shall have failed to include in the Prospectus/Proxy Statement the unanimous recommendation of the Board of Directors of Parent in favor of the issuance of shares of Parent Common Stock pursuant to the Merger; or (iii) the Board of Directors of Parent fails to reaffirm its unanimous recommendation in favor of the issuance of the shares of Parent Common Stock pursuant to the Merger within ten (10) business days after the Company requests in writing that such recommendation be reaffirmed.

7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in Section 5.4, this Section 7.2, Section 7.3 and Article 8 (miscellaneous), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

7.3  Fees and Expenses.

     (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Prospectus/Proxy Statement (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

     (b) Company Payments. In the event that this Agreement is terminated by Parent or the Company, as applicable, pursuant to Sections 7.1(b), (e) or (f), the Company shall promptly, but in no event later than two days after the date of such termination, pay Parent a fee equal to $3.25 million in immediately available funds (the "TERMINATION FEE"); provided, that in the case of termination under Section 7.1(b), such payment shall be made only if following the date hereof and prior to the termination of this Agreement, a third party has publicly announced an Acquisition Proposal for an Acquisition Transaction and within 12 months following the termination of this Agreement the Company enters into or announces an intention to enter into a Company Acquisition (as defined below). The Company acknowledges that the agreements contained in this
Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 7.3(b) , and, in order to obtain

                                     A-1-56
such payment, Parent commences a suit which results in a judgment against the Company for the amounts set forth in this Section 7.3(b), the Company shall pay to Parent its reasonable costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of The Chase Manhattan Bank in effect on the date such payment was required to be made. For the purposes of this Agreement "COMPANY ACQUISITION" shall mean any of the following transactions (other than the transactions contemplated by this Agreement); (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction or (ii) a sale or other disposition by the Company of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 50% of the aggregate fair market value of the Company's business immediately prior to such sale.

     (c) Parent Payments. In the event that this Agreement is terminated by Parent or the Company, as applicable, pursuant to Sections 7.1(d) or (g), Parent shall promptly, but in no event later than two (2) days after the date of such termination, pay to the Company the Termination Fee. Parent acknowledges that the agreements contained in this Section 7.3(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Parent fails promptly to pay the amounts due pursuant to this Section 7.3(c) , and, in order to obtain such payment, the Company commences a suit which results in a judgment against Parent for the amounts set forth in this Section 7.3(c), Parent shall pay to the Company its reasonable costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(c) at the prime rate of The Chase Manhattan Bank in effect on the date such payment was required to be made.

     (d) Payment of the fees described in Sections 7.3(b) and (c) above shall not be in lieu of damages incurred in the event of breach of this Agreement.

7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and the Company.

7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                     A-1-57

                                  ARTICLE VIII

                               GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

     (a)  if to Parent or Merger Sub, to:

          Platinum Software Corporation
          195 Technology Drive
          Irvine, California 92618
          Attention: Chief Executive Officer
          Telephone No.: (800) 999-1809
          Telecopy No.: (949) 450-4496

          with a copy to:

          Wilson Sonsini Goodrich & Rosati
          Professional Corporation
          650 Page Mill Road
          Palo Alto, California 94304-1050
          Attention: Larry W. Sonsini, Esq.
                     Marty Korman, Esq.
          Telephone No.: (650) 493-9300
          Telecopy No.: (650) 493-6811

     (b)  if to the Company, to:

          DataWorks Corporation
          5910 Pacific Center Boulevard
          San Diego, California 92121
          Attention: Chief Executive Officer
          Telephone No.: (619) 546-9600
          Telecopy No.: (619) 546-0682

                                     A-1-58
          with a copy to:

          Cooley Godward LLP
          4365 Executive Drive
          Suite 1100
          San Diego, CA 92121
          Attention: Frederick T. Muto, Esq.
          Telephone No.: (619) 550-6000
          Telecopy No.: (619) 453-3555

8.3  Interpretation; Knowledge.

     (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated the words "INCLUDE," "INCLUDES" and "INCLUDING" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "THE BUSINESS OF" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

     (b) For purposes of this Agreement the term "KNOWLEDGE" means with respect to a party hereto, with respect to any matter in question, that any of the Chief Executive Officer, Chief Financial Officer, General Counsel or Controller of such party, has actual knowledge of such matter.

     (c) For purposes of this Agreement, the term "MATERIAL ADVERSE EFFECT" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, material assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its subsidiaries taken as a whole.

     (d) For purposes of this Agreement, the term "PERSON" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

8.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Schedules and the Parent Schedules (a) constitute the entire agreement among the parties with respect to the subject matter hereof and

                                     A-1-59
supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in Sections 1.7, 5.9(a), 5.9(d) and 5.11.

8.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.11 Waiver of Jury Trial. EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, THE COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

                                     A-1-60

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

                    PLATINUM SOFTWARE CORPORATION

                    By: /s/ GEORGE KLAUS

                        --------------------------------------------------------

                    Name: George Klaus

                           -----------------------------------------------------

                    Title: President and Chief Executive Officer

                          ------------------------------------------------------

                    ZOO ACQUISITION CORP.

                    By: /s/ PERRY TARNOFSKY

                        --------------------------------------------------------

                    Name: Perry Tarnofsky

                           -----------------------------------------------------

                    Title: Secretary

                          ------------------------------------------------------

                    DATAWORKS CORPORATION

                    By: /s/ STUART CLIFTON

                        --------------------------------------------------------

                    Name: Stuart Clifton

                           -----------------------------------------------------

                    Title: President and Chief Executive Officer

                          ------------------------------------------------------

                       **** REORGANIZATION AGREEMENT ****

                                     A-1-61

                                                                    APPENDIX A-2

                               AMENDMENT NO. 1 TO
                      AGREEMENT AND PLAN OF REORGANIZATION

This AMENDMENT No. 1 TO AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of October 30, 1998, among Platinum Software Corporation, a Delaware corporation ("PARENT"), Zoo Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), and DataWorks Corporation, a Delaware corporation (the "COMPANY").

                                    RECITALS

A. Parent, Merger Sub and the Company are parties to that certain Agreement and Plan of Reorganization dated as of October 13, 1998 (the "ORIGINAL AGREEMENT") pursuant to which it is contemplated that Merger Sub will be merged with and into the Company (the "MERGER").

B. The Original Agreement contemplates that the Merger shall be accounted for as a pooling of interests.

C. Parent, Merger Sub and the Company expect to take certain actions that would preclude the ability of Parent to account for the Merger as a pooling of interests and wish therefore to amend the Original Agreement in contemplation that the Merger will be accounted for under the rules of purchase accounting.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legal bound the parties agree as follows.

1. Definitions. Capitalized terms used but not defined herein shall have the meanings assigned thereto in the Original Agreement.

2. Pooling Representations, Covenants and Conditions. Sections 2.18, 3.16, 4.1(p), 4.2(k), 6.2(e) and 6.3(e) of the Original Agreement are hereby deleted in their entirety. In addition, each cross-reference in the Original Agreement to any of the foregoing sections is hereby deleted.

3. Treatment of Stock Purchase Plan. Section 5.9(c) of the Original Agreement is hereby amended to read in its entirety as follows:

     "Rights outstanding under the Company Purchase Plan shall be treated in a manner reasonably acceptable to Parent and the Company."

4. Parent Option Repricing. The Company hereby consents to either:

     (a) the issuance by Parent to holders of Parent Options, upon cancellation of such Parent Options, new Parent Options with terms and conditions substantially identical to the terms and conditions set forth in the canceled Parent Options, except that such new Parent Options shall have an exercise price equal to the fair market value of Parent Common Stock at the time of such issuance (as determined in good faith by Parent with the Company's consent, not to be unreasonably withheld) and such new Parent Options shall, subject to reasonable exceptions relating to a change in control of Parent or

                                      A-2-1
termination of the optionee, not be exercisable for twelve months following their issuance, or

     (b) the amendment by Parent of Parent Options to provide only that, as amended, such Parent Options shall have an exercise price equal to the fair market value of Parent Common Stock at the time of such amendment (as determined in good faith by Parent with the Company's consent, not to be unreasonably withheld) and that, as amended, such Parent Options shall, subject to reasonable exceptions relating to a change in control of Parent or termination of the optionee, not be exercisable for twelve months following their amendment.

5. Company Option Repricing. Parent and Merger Sub hereby consent to the Company taking one of the following actions on one occasion contemporaneous with any issuance by Parent of new Parent Options or amendment of Parent Options pursuant to the preceding Section 4:

     (a) the issuance by the Company to holders of Company Options, upon cancellation of such Company Options, new Company Options with terms and conditions substantially identical to the terms and conditions set forth in the canceled Company Options, except that such new Company Options shall have an exercise price equal to the fair market value of Parent Common Stock at the time of such issuance multiplied by the Exchange Ratio and such new Company Options shall, subject to reasonable exceptions relating to a change in control of the Company (other than the transactions contemplated by the Original Agreement) or termination of the optionee, not be exercisable for twelve months following their issuance, or

     (b) the amendment by the Company of Company Options to provide only that, as amended, such Company Options shall have an exercise price equal to the fair market value of Parent Common Stock at the time of such amendment multiplied by the Exchange Ratio and that, as amended, such Company Options shall, subject to reasonable exceptions relating to a change in control of the Company (other than the transactions contemplated by the Original Agreement) or termination of the optionee, not be exercisable for twelve months following their amendment.

6. No Further Modifications. Except as amended hereby, the Original Agreement shall remain in full force and effect. After the execution and delivery of this Amendment No. 1 to Agreement and Plan of Reorganization, all references to the Original Agreement shall mean the Original Agreement as amended hereby. No deletion of a section of the Original Agreement pursuant to the terms hereof shall have the effect of renumbering any remaining section of the Original Agreement.

7. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8. Miscellaneous. This Agreement, the Original Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein or therein (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until

                                      A-2-2
the Closing and shall survive any termination of the Original Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in Sections 1.7, 5.9(a), 5.9(d) and
5.11 of the Original Agreement.

9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

                                     *****

                                      A-2-3

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to Agreement and Plan of Reorganization to be executed by their duly authorized respective officers as of the date first written above.

                    PLATINUM SOFTWARE CORPORATION

                    By:  /S/ GEORGE KLAUS

                        --------------------------------------------------------
                    Name: George Klaus

                          ------------------------------------------------------
                    Title: President and Chief Executive Officer

                          ------------------------------------------------------

                    ZOO ACQUISITION CORP.

                    By:  /S/ PERRY TARNOFSKY

                        --------------------------------------------------------
                    Name: Perry Tarnofsky

                    ------------------------------------------------------------
                    Title: Secretary

                          ------------------------------------------------------

                    DATAWORKS CORPORATION

                    By:  /S/ STUART CLIFTON

                        --------------------------------------------------------
                    Name: Stuart Clifton

                          ------------------------------------------------------
                    Title: President and Chief Executive Officer

                          ------------------------------------------------------

             **** AMENDMENT NO. 1 TO REORGANIZATION AGREEMENT ****
                                      A-2-4

           LIMITED WAIVER OF RESTRICTIONS UNDER AFFILIATE AGREEMENTS

To Certain of the Affiliated Stockholders of Platinum Software Corporation and Certain of the Affiliated Stockholders of DataWorks Corporation:

In connection with the signing of the Agreement and Plan of Reorganization dated October 13, 1998 (the "Reorganization Agreement"), by and among Platinum Software Corporation ("Platinum"), Zoo Acquisition Corp. and DataWorks Corporation ("DataWorks"), each of you entered into an Affiliate Agreement with Platinum and DataWorks. Pursuant to Section 2 of the Affiliate Agreement ("Parent Affiliate Agreement") between Platinum, DataWorks and certain of the affiliated stockholders of DataWorks, and Section 4 of the Affiliate Agreement ("Company Affiliate Agreement") between Platinum, DataWorks and certain of the affiliated stockholders of Platinum, in accordance with SEC Staff Accounting Bulletin No. 65 concerning pooling of interests, you agreed to certain restrictions on the transfer of Platinum Common Stock, Platinum Series C Preferred Stock, and DataWorks Common Stock, as appropriate.

The Reorganization Agreement has been amended pursuant to Amendment No. 1 to the Reorganization Agreement, dated October 30, 1998, whereby, for reasons unrelated to the subject matter herein, the parties contemplate that the Merger will be accounted for under the rules of purchase accounting, rather than as a pooling of interests. Accordingly, Platinum and DataWorks hereby irrevocably waive all rights now and in the future to enforce any restrictions and any other claim, power, right, privilege or remedy relating to Platinum Common Stock, Platinum Series C Preferred Stock or DataWorks Common Stock under the Parent Affiliate Agreement and Sections 4 and 5 of the Company Affiliate Agreement.

Except as specifically provided herein, the Company Affiliate Agreements shall remain in full force and effect.

October 30, 1998                                     PLATINUM SOFTWARE CORPORATION
                                                     a Delaware corporation

                                                     By: /s/ GEORGE KLAUS
                                                     --------------------------------------------------

                                                     Title: President and Chief Executive Officer
                                                     --------------------------------------------------

October 30, 1998                                     DATAWORKS CORPORATION
                                                     a Delaware corporation

                                                     By: /s/ STUART CLIFTON
                                                     --------------------------------------------------

                                                     Title: President and Chief Executive Officer
                                                     --------------------------------------------------

                                      A-2-5

                                                                      APPENDIX B

                            PARENT VOTING AGREEMENT

This Voting Agreement ("AGREEMENT") is made and entered into as of October 13, 1998, between DataWorks Corporation, a Delaware corporation (the "COMPANY"), and the undersigned stockholder ("STOCKHOLDER") of Platinum Software Corporation, a Delaware corporation ("PARENT").

                                    RECITALS

A. Concurrently with the execution of this Agreement, Parent, the Company and Zoo Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), are entering into an Agreement and Plan of Reorganization (the "MERGER AGREEMENT") which provides for the merger (the "MERGER") of Merger Sub with and into the Company. Pursuant to the Merger, shares of capital stock of the Company will be converted into Common Stock of Parent on the basis described in the Merger Agreement.

B. The Stockholder is the record holder of such number of outstanding shares of capital stock of Parent as is indicated on the final page of this Agreement. In addition, the Stockholder holds options, warrants and other rights to acquire such number of shares of capital stock of Parent as is indicated on the final page of this Agreement.

C. As a material inducement to enter into the Merger Agreement, the Company desires the Stockholder to agree, and the Stockholder is willing to agree, to vote the Shares (as defined below) and other such shares of capital stock of the Parent over which Stockholder has voting power so as to facilitate consummation of the Merger.

NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

1. Agreement to Vote Shares; Additional Purchases.

     1.1 Agreement to Vote Shares. Until the termination of this Agreement pursuant to Section 6 below, at every meeting of the stockholders of Parent called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Parent with respect to any of the following, Stockholder shall cause the Shares and any New Shares (as defined below) to be voted in favor of approval of the issuance of shares of Parent's Common Stock (the "PARENT COMMON STOCK"), to the stockholders of the Company pursuant to the Merger Agreement.

     1.2  Definitions. For purposes of this Agreement:

"Shares" shall mean all issued and outstanding shares of Common Stock and Series C Preferred Stock of Parent owned of record or beneficially (over which beneficially-owned shares the Stockholder exercises voting power) by the Stockholder as of the record date for persons entitled (a) to receive notice of, and to vote at the meeting of the stockholders of Parent called for the purpose of voting on the matter referred to in Section 1.1, or (b) to take action by written consent of the stockholders of Parent with respect to the matter referred to in Section 1.1.

"Subject Securities" shall mean: (i) all securities of Parent (including all shares of Parent capital stock and all options, warrants and other rights to acquire shares of Parent capital stock) beneficially owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of Parent (including all additional shares of Parent capital stock and all additional options, warrants and other rights to acquire shares of Parent capital stock) of which Stockholder acquires ownership during the period from the date of this Agreement through the termination of this Agreement pursuant to
Section 6 below.

A person shall be deemed to have effected a "Transfer" of a security if such person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

     1.3 Additional Purchases. Stockholder agrees that any shares of capital stock of Parent that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership (over which beneficially-owned shares the Stockholder exercises voting power) after the execution of this Agreement and prior to the date of termination of this Agreement ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

     1.4 Transferee of Subject Securities to be Bound by this Agreement. Stockholder agrees that, during the period from the date of this Agreement through the termination of this Agreement pursuant to Section 6 below, Stockholder shall not cause or permit any Transfer of any of the Subject Securities to be effected unless such Transfer is in accordance with any affiliate agreement between Stockholder and Company contemplated by the Merger Agreement to which such Stockholder is bound and each person to which any of such Subject Securities, or any interest in any of such Subject Securities, is or may be transferred shall have: (a) executed a counterpart of this Agreement and the Proxy (defined below) (with such modifications as Company may reasonably request); and (b) agreed in writing to hold such Subject Securities (or interest in such Subject Securities) subject to all of the terms and provisions of this Agreement.

2. Irrevocable Proxy. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to the Company a proxy in the form attached hereto as Exhibit A (the "PROXY"), which shall be irrevocable, with respect to the Shares.

3. Representations and Warranties of the Stockholder. Stockholder (i) is the owner of the shares of capital stock of Parent, and the options, warrants and other rights to acquire shares of capital stock of Parent, indicated on the final page of this Agreement, which at the date hereof are free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any securities of Parent other than the shares of capital stock of Parent, and options, warrants and other rights to acquire shares of capital stock of Parent, indicated on the final page of this Agreement; and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement.

4. Additional Documents. Stockholder and the Company hereby covenant and agree to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of the Company or Stockholder, as the case may be, to carry out the intent of this Agreement.

5. Consent and Waiver. Stockholder (not in his capacity as a director or officer of Parent) hereby gives any consents or waivers that are reasonably required for the issuance of the Parent Common Stock under the terms of any agreements to which Stockholder is a party or pursuant to any rights Stockholder may have.

6. Termination. This Agreement shall terminate and shall have no further force or effect as of the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

7.  Miscellaneous.

     7.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     7.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

     7.3 Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     7.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that the Company will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to the Company upon any such violation, the Company shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to the Company at law or in equity.

     7.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by cable, telegram or telex, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

    If to Company:          DataWorks Corporation
                            5910 Pacific Center Boulevard
                            Suite 300
                            San Diego, CA 92121
                            Attn: General Counsel

    With a copy to:         Cooley Godward LLP
                            4365 Executive Drive
                            Suite 1100
                            San Diego, CA 92121
                            Attn: Frederick T. Muto, Esq.
    If to the Stockholder:  To the address for notice set forth on the last page hereof.
    With a copy to:         Wilson Sonsini Goodrich & Rosati, P.C.
                            650 Page Mill Road
                            Palo Alto, California 94304
                            Attn: Larry W. Sonsini, Esq.

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

     7.6 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware (without regard to the principles of conflict of laws thereof).

     7.7 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

     7.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     7.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date and year first above written.

                                          COMPANY:

                                          By:

                                          Name:

                                          Title:

                                          STOCKHOLDER:

                                          By:

                                          Name:

                                          Title:

                                          Stockholder's Address for Notice:

                                          --------------------------------------

                                          --------------------------------------

                                          --------------------------------------

                       ---------------------------------------------------------
                                          Outstanding Shares of Common Stock of
                                          the Company

                       ---------------------------------------------------------
                                          Outstanding Shares of Series C
                                          Preferred Stock of the Company

                       ---------------------------------------------------------
                                          Outstanding Shares of Common Stock of
                                          the Company subject to outstanding
                                          stock options to acquire Common Stock
                                          of the Company

                                   EXHIBIT A

                               IRREVOCABLE PROXY

The undersigned Stockholder of Platinum Software Corporation, a Delaware corporation ("PARENT"), hereby irrevocably appoints the directors on the Board of Directors of DataWorks Corporation, a Delaware corporation (the "COMPANY"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the voting of the Shares and the New Sahres (each as defined in the Voting Agreement of even date between the Company and the Stockholder (the "VOTING AGREEMENT")) on the matter described below (and on no other matter), until such time as that certain Agreement and Plan of Reorganization, dated as of October 13, 1998 (the "MERGER AGREEMENT"), among Parent, Zoo Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), and the Company, shall be terminated in accordance with its terms or the Merger (as defined in the Merger Agreement) becomes effective. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given.

This proxy is irrevocable, is granted pursuant to the Voting Agreement and is granted in consideration of the Company entering into the Merger Agreement. The attorneys and proxies named above will be empowered at any time prior to the earlier of termination of the Merger Agreement and the date on which the Merger becomes effective to exercise all voting rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of Parent's stockholders, and in every written consent in lieu of such a meeting, or otherwise, to vote the Shares in favor of approval of the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the Merger Agreement.

The attorneys and proxies named above may only exercise this proxy to vote the Shares subject hereto at any time prior to the earlier of termination of the Merger Agreement and the date on which the Merger becomes effective, at every annual, special or adjourned meeting of the Stockholders of Parent and in every written consent in lieu of such meeting, in favor of approval of the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the Merger Agreement. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable.

Dated: October 13, 1998

Signature of Stockholder:
---------------------------------

Print Name of Stockholder:
------------------------------

                                  ***PROXY***

                                                                      APPENDIX C

                            COMPANY VOTING AGREEMENT

This Company Voting Agreement ("AGREEMENT") is made and entered into as of October 13, 1998, between Platinum Software Corporation, a Delaware corporation ("PARENT"), and the undersigned stockholder ("STOCKHOLDER") of DataWorks Corporation, a Delaware corporation (the "COMPANY").

                                    RECITALS

A. Concurrently with the execution of this Agreement, Parent, the Company and Zoo Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), are entering into an Agreement and Plan of Reorganization (the "MERGER AGREEMENT") which provides for the merger (the "MERGER") of Merger Sub with and into the Company. Pursuant to the Merger, shares of capital stock of the Company will be converted into Common Stock of Parent on the basis described in the Merger Agreement.

B. The Stockholder is the record holder of such number of outstanding shares of Common Stock of the Company as is indicated on the final page of this Agreement. In addition, the Stockholder holds options to purchase such number of shares of Common Stock of the Company as is indicated on the final page of this Agreement.

C. As a material inducement to enter into the Merger Agreement, Parent desires the Stockholder to agree, and the Stockholder is willing to agree, to vote the Shares (as defined below) and other such shares of capital stock of the Company over which Stockholder has voting power so as to facilitate consummation of the Merger.

NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

1.  Agreement to Vote Shares; Additional Purchases.

     1.1 Agreement to Vote Shares. Until the termination of this Agreement pursuant to Section 6 below, at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, Stockholder shall cause the Shares and any New Shares (as defined below) to be voted in favor of approval of the Merger Agreement and the Merger.

     1.2  Definitions. For purposes of this Agreement:

"Shares" shall mean all issued and outstanding shares of Common Stock of the Company owned of record or beneficially (over which beneficially-owned shares the Stockholder exercises voting power) by the Stockholder as of the record date for persons entitled (a) to receive notice of, and to vote at the meeting of the stockholders of the Company called for the purpose of voting on the matter referred to in Section 1.1, or (b) to take action by written consent of the stockholders of the Company with respect to the matter referred to in Section 1.1

"Subject Securities" shall mean: (i) all securities of Company (including all shares of Company Common Stock and all options, warrants and other rights to acquire shares of Company Common Stock) beneficially owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which Stockholder acquires ownership during the period from the date of this Agreement through the termination of this Agreement pursuant to Section 6 below.

A person shall be deemed to have effected a "Transfer" of a security if such person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

     1.3 Additional Purchases. Stockholder agrees that any shares of capital stock of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership (over which beneficially-owned shares the Stockholder exercises voting power) after the execution of this Agreement and prior to the date of termination of this Agreement ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

     1.4 Transferee of Subject Securities to be Bound by this Agreement. Stockholder agrees that, during the period from the date of this Agreement through the termination of this Agreement pursuant to Section 6 below, Stockholder shall not cause or permit any Transfer of any of the Subject Securities to be effected unless such Transfer is in accordance with any affiliate agreement between Stockholder and Parent contemplated by the Merger Agreement to which such Stockholder is bound and each person to which any of such Subject Securities, or any interest in any of such Subject Securities, is or may be transferred shall have: (a) executed a counterpart of this Agreement and the Proxy (defined below) (with such modifications as Parent may reasonably request); and (b) agreed in writing to hold such Subject Securities (or interest in such Subject Securities) subject to all of the terms and provisions of this Agreement.

2. Irrevocable Proxy. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to Parent a proxy in the form attached hereto as Exhibit A (the "Proxy"), which shall be irrevocable, with respect to the Shares.

3. Representations and Warranties of the Stockholder. Stockholder (i) is the owner of the shares of Common Stock of the Company, and the options to purchase shares of Common Stock of the Company, indicated on the final page of this Agreement, which at the date hereof are free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any securities of the Company other than the shares of Common Stock of the Company, and options to purchase shares of Common Stock of the Company, indicated on the final page of this Agreement; and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement.

4. Additional Documents. Stockholder and Parent hereby covenant and agree to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent or Stockholder, as the case may be, to carry out the intent of this Agreement.

5. Consent and Waiver. Stockholder (not in his capacity as a director or officer of the Company) hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which Stockholder is a party or pursuant to any rights Stockholder may have.

6. Termination. This Agreement shall terminate and shall have no further force or effect as of the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to
Article VII thereof.

7. Miscellaneous.

     7.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     7.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

     7.3 Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     7.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

     7.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by cable, telegram or telex, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

    If to Parent:           Platinum Software Corporation
                            195 Technology Drive
                            Irvine, CA 92718
                            Attn: Vice President, General Counsel
    With a copy to:         Wilson Sonsini Goodrich & Rosati, P.C.
                            650 Page Mill Road
                            Palo Alto, California 94304
                            Attn: Larry W. Sonsini, Esq.
    If to the Stockholder:  To the address for notice set forth on the last page hereof.
    With a copy to:         Cooley Godward LLP
                            4365 Executive Drive
                            Suite 1100
                            San Diego, CA 92121
                            Attn: Frederick T. Muto, Esq.

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

     7.6 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware (without regard to the principles of conflict of laws thereof).

     7.7 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

     7.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     7.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date and year first above written.

                    PARENT:

                    By:

                    ------------------------------------------------------------

                    Name:

                    ------------------------------------------------------------

                    Title:

                    ------------------------------------------------------------

                    STOCKHOLDER:

                    By:

                    ------------------------------------------------------------

                    Name:

                    ------------------------------------------------------------

                    Title:

                    ------------------------------------------------------------

                    Stockholder's Address for Notice:

                    ------------------------------------------------------------

                    ------------------------------------------------------------

                    ------------------------------------------------------------

                    Outstanding Shares of Common Stock of the Company

                                   Outstanding Shares of Common Stock of the
                    Company subject to outstanding stock options

                             ***VOTING AGREEMENT***

                                   EXHIBIT A
                               IRREVOCABLE PROXY

The undersigned Stockholder of DataWorks Corporation, a Delaware corporation (the "COMPANY"), hereby irrevocably appoints the directors on the Board of Directors of Platinum Software Corporation, a Delaware corporation ("PARENT"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the voting of the Shares and the New Shares (each as defined in the Voting Agreement of even date between Parent and the Stockholder (the "VOTING AGREEMENT")) on the matter described below (and on no other matter), until such time as that certain Agreement and Plan of Reorganization dated as of October 13, 1998 (the "MERGER AGREEMENT"), among Parent, Zoo Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), and the Company, shall be terminated in accordance with its terms or the Merger (as defined in the Merger Agreement) becomes effective. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given.

This proxy is irrevocable, is granted pursuant to the Voting Agreement and is granted in consideration of Parent entering into the Merger Agreement. The attorneys and proxies named above will be empowered at any time prior to the earlier of termination of the Merger Agreement and the date on which the Merger becomes effective to exercise all voting rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of the Company's stockholders, and in every written consent in lieu of such a meeting, or otherwise, to vote the Shares in favor of approval of the Merger and the Merger Agreement.

The attorneys and proxies named above may only exercise this proxy to vote the Shares subject hereto at any time prior to the earlier of termination of the Merger Agreement and the date on which the Merger becomes effective, at every annual, special or adjourned meeting of the Stockholders of the Company and in every written consent in lieu of such meeting, in favor of approval of the Merger and the Merger Agreement. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable.

Dated: October 13, 1998

Signature of Stockholder:
---------------------------------------------

Print Name of Stockholder:
---------------------------------------------

                                  ***PROXY***

                                                                      APPENDIX D

                          COMPANY AFFILIATE AGREEMENT

THIS AFFILIATE AGREEMENT (this "AGREEMENT") is dated as of October 13, 1998, by and between Platinum Software Corporation, a Delaware corporation ("PARENT") DataWorks Corporation, a Delaware corporation ("COMPANY"), and the undersigned ("AFFILIATE").

WHEREAS, Affiliate is an officer and/or director of, and may be an affiliate of, the Company.

WHEREAS, Parent, Zoo Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), and the Company have entered into an Agreement and Plan of Reorganization dated as of even date herewith (the "MERGER AGREEMENT"), providing for the merger of Merger Sub with and into the Company (the "MERGER"). The Merger Agreement contemplates that, upon consummation of the Merger, (i) the holders of the common stock of the Company ("Company Common Stock") will receive shares of common stock of Parent ("PARENT COMMON STOCK") in exchange for their shares of Company Common Stock and (ii) the Company will become a wholly-owned subsidiary of Parent. It is accordingly contemplated that Affiliate will receive shares of Parent Common Stock in the Merger.

WHEREAS, Affiliate understands that the Parent Common Stock being issued in the Merger will be issued pursuant to a registration statement on Form S-4 and that Affiliate may be deemed to be an "affiliate" of the Company, as the term "affiliate" is used (i) for purposes of paragraphs (c) and (d) of Rule 145 ("RULE 145") of the General Rules and Regulations of the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "SECURITIES ACT"), and (ii) in the SEC's Accounting Series Releases 130 and 135, and, as such, Affiliate may only transfer, sell or dispose of such Parent Common Stock in accordance with this Affiliate Agreement and Rule 145.

WHEREAS, it is a condition to the consummation of the Merger pursuant to the Merger Agreement that the independent accounting firms that audit the annual financial statements of Parent and the Company will have delivered the written concurrences with the conclusions of management of Parent and the Company to the effect that the Merger will be accounted for as a pooling of interests under Accounting Principles Board Opinion No. 16.

NOW, THEREFORE, in order to induce Parent to consummate the transactions contemplated by the Merger Agreement, and for other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by Affiliate), Affiliate hereby covenants and agrees as follows:

SECTION 1. REPRESENTATIONS AND WARRANTIES. Affiliate represents and warrants to Parent as follows:

     (a) Affiliate is the holder and "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the number of shares of the Company Common Stock set forth under Affiliate's signature below (the "COMPANY SHARES"), and Affiliate has good and valid title to the Company Shares, free and clear of any liens, pledges, security interests, adverse claims, equities, options, proxies, charges, encumbrances or restrictions of any nature.

     (b) Affiliate has carefully read this Agreement, and has discussed with Affiliate's own independent counsel to the extent Affiliate felt necessary the limitations imposed on Affiliate's ability to sell, transfer or otherwise dispose of the shares of Parent Common Stock that Affiliate is to receive in the Merger (the "PARENT SHARES"). Affiliate fully understands the limitations this Agreement places upon Affiliate's ability to sell, transfer or otherwise dispose of the Parent Shares.

     (c) Affiliate understands that the representations, warranties and covenants set forth herein will be relied upon by Parent, the Company, and their respective affiliates, counsel and accounting firms for purposes of determining Parent's eligibility to account for the Merger as a "pooling of interests," and that substantial losses and damages may be incurred by these persons if Affiliate's representations, warranties or covenants are breached.

SECTION 2. PROHIBITION AGAINST TRANSFER. In addition to the restrictions set forth elsewhere herein, Affiliate agrees that Affiliate shall not effect any sale, transfer or other disposition of the Parent Shares unless:

     (A) such sale, transfer or other disposition is made in conformity with the volume and other requirements of Rule 145 under the Securities Act, as evidenced by a broker's letter and a representation letter executed by Affiliate (reasonably satisfactory in form and content to Parent), each stating that such requirements have been met;

     (B) counsel reasonably satisfactory to Parent shall have advised Parent in a written opinion letter (reasonably satisfactory in form and content to Parent), upon which Parent may rely, that such sale, transfer or other disposition will be exempt from registration under the Securities Act;

     (C) such sale, transfer or other disposition is effected pursuant to an effective registration statement under the Securities Act; or

     (D) an authorized representative of the SEC shall have rendered written advice to Affiliate to the effect that the SEC would take no action, or that the staff of the SEC would not recommend that the SEC take action, with respect to such proposed sale, transfer or other disposition, and a copy of such written advice and all other related communications with the SEC shall have been delivered to Parent.

SECTION 3. STOP TRANSFER INSTRUCTIONS; LEGEND. Affiliate acknowledges and agrees that (a) stop transfer instructions will be given to Parent's transfer agent with respect to the Parent Shares, and (b) each certificate representing any of such shares of Parent Common Stock or any substitutions thereof shall bear a legend (together with any other legend or legends required by applicable state securities laws or otherwise), stating in substance:

     THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH RULE AND IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED AS OF OCTOBER 13, 1998, BETWEEN THE REGISTERED HOLDER HEREOF AND PLATINUM SOFTWARE CORPORATION, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF PLATINUM SOFTWARE CORPORATION.

SECTION 4. COVENANTS RELATED TO POOLING OF INTERESTS. In accordance with SEC Staff Accounting Bulletin No. 65 ("SAB 65"), during the period contemplated by SAB 65, until the earlier of (i) Parent's public announcement of financial results covering at least 30 days of combined operations of Parent and the Company or (ii) the Merger Agreement is terminated in accordance with its terms, Affiliate will not sell, exchange, transfer, pledge, distribute, or otherwise dispose of or grant any option, establish any "short" or put-equivalent position with respect to or enter into any similar transaction (through derivatives or otherwise) intended or having the effect, directly or indirectly, to reduce its risk relative to: (i) any shares of Company Common Stock, except pursuant to and upon the consummation of the Merger; or (ii) any shares of Parent Common Stock received by Affiliate in the Merger or any shares of Parent Common Stock received by Affiliate upon exercise of options assumed by Parent in connection with the Merger. Parent may, at its discretion, cause a restrictive legend covering the restrictions referred to in this Section 4 to be placed on Parent Common Stock certificates issued to Affiliate in the Merger and place a stock transfer notice consistent with the restrictions referred to in this Section 4 with its transfer agent with respect to such certificates, provided such restrictive legend shall be removed and/or notice shall be countermanded promptly upon expiration of the necessity therefor at the request of Affiliate.

SECTION 5. PERMITTED TRANSFERS. Notwithstanding anything to the contrary contained in this Agreement, Affiliate (i) may transfer Affiliate's pro rata portion (of the total number of shares available under the "de minimis" exception referred to in this clause (i) to all affiliates of Parent and Company) of the "de minimis" number of shares of Company Common Stock and Parent Common Stock available for sale in accordance with SEC Staff Accounting Bulletin No. 76 (the "DE MINIMIS POOL") contingent upon confirmation and approval by legal counsel for Company and independent auditors to the Company and Parent that such transfer qualifies as within Affiliate's pro rata portion of the De Minimis Pool and does not otherwise adversely affect the Parent's ability to account for the Merger as a "pooling of interests" (ii) may (with the written consent of Parent, not to be unreasonably withheld): (A) transfer shares of Company Common Stock or Parent Common Stock to the Company in payment of the exercise price of options to purchase Company Common Stock; (B) transfer shares of Parent Common Stock in payment of the exercise price of options to purchase Parent Common Stock; (C) transfer shares of Company Common Stock or Parent Common Stock to any organization qualified under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, so long as such organization has traditionally been supported by contributions from the general public (as opposed to being supported largely by a specific donor); and (D) transfer shares of Company Common Stock or shares of Parent Common Stock to a trust established for the benefit of Affiliate and/or for the benefit of one or more members of Affiliate's family, or make a bona fide gift of shares of Common Stock of the Company or shares of Parent Common Stock to one or more members of Affiliate's family, provided that in the case of a transfer or gift pursuant to this clause
(C) or (D), a transferee of such shares agrees to be bound by the limitations set forth in this Agreement.

SECTION 6. SPECIFIC PERFORMANCE. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. Affiliate agrees that, in the event of any breach or threatened breach by Affiliate of any covenant or obligation contained in this Agreement, each of Parent and the Company shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach.

SECTION 7. INDEPENDENCE OF OBLIGATIONS. The covenants and obligations of Affiliate set forth in this Affiliate Agreement shall be construed as independent of any other agreement or arrangement between Affiliate, on the one hand, and the Company or Parent, on the other. The existence of any claim or cause of action by Affiliate against the Company or Parent shall not constitute a defense to the enforcement of any of such covenants or obligations against Affiliate.

SECTION 8. NOTICES. Any notice or other communication required or permitted to be delivered under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile confirmation) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

IF TO PARENT:     PLATINUM SOFTWARE CORPORATION
                  195 Technology Drive
                  Irvine, CA 92718
                  Attn: Vice President, General Counsel
                  Fax: (714) 450-4447
WITH A COPY TO:   WILSON SONSINI GOODRICH & ROSATI
                  Professional Corporation
                  650 Page Mill Road
                  Palo Alto, CA 94304
                  Attn: Larry W. Sonsini, Esq.
                  Fax: (650) 493-6811
IF TO COMPANY:    DATAWORKS CORPORATION
                  5910 Pacific Center Boulevard
                  Suite 300
                  San Diego, CA 92121
                  Attn: General Counsel
                  Fax: (619) 453-3555
WITH A COPY TO:   COOLEY GODWARD LLP
                  4365 Executive Drive
                  Suite 1100
                  San Diego, CA 92121
                  Attn: Frederick T. Muto, Esq.
                  Fax: (619) 453-3555

IF TO AFFILIATE:
at the address or facsimile phone number set forth below Affiliate's signature on the signature page hereof.
WITH A COPY TO:   COOLEY GODWARD LLP
                  4365 Executive Drive
                  Suite 1100
                  San Diego, CA 92121
                  Attn: Frederick T. Muto, Esq.
                  Fax: (619) 453-3555

SECTION 9. SEVERABILITY. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement. Each provision of this Agreement is separable from every other provision of this Agreement, and each part of each provision of this Agreement is separable from every other part of such provision.

SECTION 10. GOVERNING LAW. This Agreement shall be construed in accordance with, and governed in all respects by, the laws of the State of California (without giving effect to principles of conflicts of laws).

SECTION 11. WAIVER. No failure on the part of Parent or the Company to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Parent or the Company in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Neither Parent or the Company shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of the party deemed to be charged; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

SECTION 12. CAPTIONS. The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

SECTION 13. FURTHER ASSURANCES. Affiliate shall execute and/or cause to be delivered to Parent or the Company such instruments and other documents and shall take such other actions as Parent or the Company may reasonably request to effectuate the intent and purposes of this Agreement.

SECTION 14. ENTIRE AGREEMENT. This Agreement, the Merger Agreement and any Voting Agreement or Employment Agreement between Affiliate and Parent or Irrevocable Proxy executed by Affiliate in favor of Parent constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto.

SECTION 15. NON-EXCLUSIVITY. The rights and remedies of Parent and the Company hereunder are not exclusive of or limited by any other rights or remedies which Parent or the Company may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Nothing in this Agreement shall limit any of Affiliate's obligations, or the rights or remedies of Parent or the Company, under any Voting Agreement (including any Irrevocable Proxy contained therein) or Employment Agreement between Parent and Affiliate; and nothing in any such Voting Agreement (including any Irrevocable Proxy) or Employment Agreement shall limit any of Affiliate's obligations, or any of the rights or remedies of Parent or the Company, under this Agreement.

SECTION 16. AMENDMENTS. This Agreement may not be amended, modified, altered, or supplemented other than by means of a written instrument duly executed and delivered on behalf of Parent, the Company and Affiliate.

SECTION 17. Binding Nature. This Agreement will be binding upon Affiliate and Affiliate's representatives, executors, administrators, estate, heirs, successors and assigns, and shall inure to the benefit of the Company, Parent and their respective successors and assigns.

SECTION 18. Attorneys' Fees and Expenses. If any legal action or other legal proceeding relating to the enforcement of any provision of this Agreement is brought against Affiliate, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

SECTION 19. Assignment. This Agreement and all obligations of Affiliate hereunder are personal to Affiliate and may not be transferred or delegated by Affiliate at any time. The Company or Parent may freely assign any or all of its rights under this Affiliate Agreement, in whole or in part, to any other person or entity without obtaining the consent or approval of Affiliate.

SECTION 20. Survival. Each of the representations, warranties, covenants and obligations contained in this Agreement shall survive the consummation of the Merger.

The undersigned have executed this Agreement as of the date first set forth above.

                                          PLATINUM SOFTWARE CORPORATION

                                          By:
                                          --------------------------------------
                                          Title:
                                          --------------------------------------

                                          DATAWORKS CORPORATION

                                          By:
                                          --------------------------------------
                                          Title:
                                          --------------------------------------

                                          AFFILIATE:

                                          --------------------------------------

                                          Address:
                                          --------------------------------------

                                          --------------------------------------

                                          --------------------------------------
                                          Facsimile:
--------------------------------------------------------------------------------

                                          DATAWORKS CORPORATION
                                          Stock Beneficially owned by Affiliate:

                                          --------------------------------------
                                          shares of Common Stock

                                          --------------------------------------
                                          shares of Common Stock issuable upon
                                          exercise of outstanding options

[SOUNDVIEW LETTERHEAD]                                              APPENDIX E-1

                                October 13, 1998

Board of Directors
DataWorks Corporation
5910 Pacific Center Boulevard
San Diego, CA 92121

Gentlemen:

We understand that DataWorks Corporation (the "Company") is considering entering into a merger agreement (the "Merger Agreement") whereby Platinum Software Corporation ("Platinum") will acquire all of the outstanding common stock of the Company. All outstanding Company Common Stock will be exchanged for Platinum Common Stock in the ratio of 0.79 (the "Exchange Ratio") shares of Platinum for each share of DataWorks. Based on share prices as of October 9, 1998, in aggregate, the consideration to be paid for the Company will be approximately $93.8 million (the "Consideration"), consisting of $6.32 per share for each of DataWorks' shares of Common Stock outstanding (including the in-the-money Options and Warrants) to be paid in stock and approximately $1.8 million in new Options that will be exchanged for outstanding and out-of-the-money DataWorks options. The terms and conditions of the transaction (the "Proposed Transaction") are set forth in more detail in the draft merger agreement (the "Draft Merger Agreement") dated October 5, 1998, which has been furnished to us.

We have been asked by the Board of Directors of the Company to render our opinion as to whether the Exchange Ratio pursuant to the Draft Merger Agreement is fair, from a financial point of view, to the Company's shareholders.

In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

     (i) the Draft Merger Agreement dated October 5, 1998 and the specific terms of the Proposed Transaction;

     (ii) DataWorks' financial and operating information for the two year period ended December 31, 1997 and the six month period ended June 30, 1998;

     (iii) Platinum's financial and operating information for the two year period ended December 31, 1997 and the six month period ended June 30, 1998;

     (iv) certain financial and operating information regarding the business, operations and prospects of DataWorks and Platinum, including forecasts and projections, provided to us by the managements of the Company and Platinum, respectively;

     (v) a comparison of the historical and projected financial results and financial condition of DataWorks and Platinum with those of other companies and businesses that we deemed relevant; and

     (vi) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other selected transactions that we deemed relevant.

In addition, in arriving at our opinion, we have held discussions with DataWorks' and Platinum's managements concerning their businesses, operations, assets, financial condi-

                                      E-1-1
tions and prospects. We also undertook such other studies, analyses and investigations, as we deemed appropriate.

In arriving at our opinion, we have not made, obtained or assumed any responsibility for any independent evaluation or appraisal of the properties and facilities or of the assets and liabilities (contingent or otherwise) of either the Company or Platinum. We have assumed and relied upon the accuracy and completeness of the financial and other information supplied to or otherwise used by us in arriving at our opinion and have not attempted independently to verify, or undertaken any obligation to verify, such information. We have further relied upon the assurances of the managements of DataWorks and Platinum that they were not aware of any facts that would make such information inaccurate or misleading. In addition, we have assumed that the forecasts and projections provided to SoundView Technology Group, Inc. by Platinum and the Company represent the best currently available estimates and judgement of Platinum's and the Company's managements as to the future financial condition and results of operations of Platinum and the Company, respectively, and have assumed that such forecasts and projections have been reasonably prepared based on such currently available estimates and judgments. We assume no responsibility for and express no view as to such forecasts and projections or the assumptions on which they are based.

We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof.

We do not express any view as to what the value of the Company's stock will be upon completion of the Proposed Transaction, or the price at which the Company's stock will trade prior to the closing of the Proposed Transaction, or the price at which Platinum's stock will trade prior to or subsequent to the closing of the Proposed Transaction. This letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Proposed Transaction. This letter does not constitute a recommendation of the Proposed Transaction over any other alternative transactions which may be available to the Company and does not address the underlying business decision of the Board of Directors of the Company to proceed with or effect the Proposed Transaction.

As you are aware, we have, in the past, performed investment banking services for the Company. In the ordinary course of our business, we may trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. The Company has agreed to indemnify us for certain liabilities that may arise out of the rendering this opinion.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Exchange Ratio pursuant to the Draft Merger Agreement is fair, from a financial point of view, to the Company's shareholders.

Very truly yours,

/s/  SOUNDVIEW TECHNOLOGY GROUP, INC.
SoundView Technology Group, Inc.

                                      E-1-2

[SOUNDVIEW LETTERHEAD]                                              APPENDIX E-2

October 28, 1998

Board of Directors
DataWorks Corporation
5910 Pacific Center Boulevard
San Diego, CA 92121

Gentlemen:

On October 13, 1998, SoundView presented its written fairness opinion to the Board of Directors of DataWorks Corporation ("DataWorks" or the "Company") in connection with the proposed merger in which Platinum Software Corporation ("Platinum") will acquire all of the outstanding common Stock of DataWorks. Subsequent to the preparation of the analyses used in determining its opinion, SoundView was informed that:

     (i) The exchange ratio ("Exchange Ratio") of 0.79 shares of Platinum for every share of DataWorks, used in SoundView's presentation to the Board, will actually be 0.794;

     (ii) the transaction will be accounted for as a purchase, not pooling of interests;

     (iii) due to purchase accounting, the transaction will create an approximately $16.5 million goodwill/intangible asset on the combined company's balance sheet, approximately $8.0 million of which will be written off as purchased in-process research and development expenses during the quarter in which the Transaction closes; and

     (iv) the remaining $8.5 million of which will be expensed over the next five years, causing the combined company's projected earnings per share to be reduced by approximately $0.04 per year for the next five years.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of October 13 1998, the Exchange Ratio to be received by the Company's shareholders in the proposed merger is fair, from a financial point of view, to the Company's shareholders.

Very truly yours,

/s/  SOUNDVIEW TECHNOLOGY GROUP, INC.
SoundView Technology Group, Inc.

                                      E-2-1

                                                                    APPENDIX F-1

                             [BROADVIEW LETTERHEAD]

                                October 8, 1998

                                  CONFIDENTIAL

Board of Directors
Platinum Software Corporation
195 Technology Drive
Irvine, CA 92618-2402

Dear Members of the Board:

We understand that Platinum Software Corp. ("Platinum" or "Parent"), Zoo Acquisition Corp., a wholly owned subsidiary of Platinum ("Merger Sub"), and DataWorks Corp. ("DataWorks" or "Company") propose to enter into an Agreement and Plan of Reorganization (the "Agreement") pursuant to which, through the merger of the Merger Sub with and into DataWorks (the "Merger"), each share of DataWorks common stock ("DataWorks Common Stock") then outstanding shall be converted into the right to receive 0.794 (the "Exchange Ratio") shares of Common Stock of Platinum ("Platinum Common Stock"). The Merger is intended to be a tax-free reorganization within the meaning of Section 368 of the United States Internal Revenue Code of 1986, as amended, and to be accounted for as a pooling of interests pursuant to Opinion No. 16 of the Accounting Principles Board. The terms and conditions of the above described Merger are more fully detailed in the Agreement.

You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to Platinum shareholders.

Broadview focuses on providing merger and acquisition advisory services to information technology ("IT") companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Platinum's Board of Directors and will receive a fee from Platinum upon the successful conclusion of the Merger.

In rendering our opinion, we have, among other things:

 1.) reviewed the terms of the Agreement and the associated schedules thereto in the form of the draft dated October 7, 1998 furnished to us by Wilson Sonsini Goodrich & Rosati on October 7, 1998 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed);

 2.) reviewed DataWorks' Form 10-K for its fiscal years ended December 31, 1996 and 1997, including the audited financial statements included therein, and DataWorks' Form 10-Q for the three months ended June 30, 1998, including the unaudited financial statements included therein;

 3.) reviewed quarterly financial projections for DataWorks for its fiscal years ending December 31, 1998 and 1999 prepared and provided to us by Platinum management in consultation with DataWorks management;

                                      F-1-1

 4.) participated in discussions with DataWorks management concerning the operations, business strategy, financial performance and prospects for DataWorks;

 5.) discussed with DataWorks management its view of the strategic rationale for the Merger;

 6.) reviewed the reported closing prices and trading activity for DataWorks
     Common Stock;

 7.) compared certain aspects of the financial performance of DataWorks with public companies we deemed comparable;

 8.) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Merger;

 9.) reviewed Platinum's annual report and Form 10-K for its fiscal years ended
     June 30, 1997 and 1998, including the audited financial statements included therein;

10.) participated in discussions with Platinum management concerning the operations, business strategy, financial performance and prospects for Platinum;

11.) discussed with Platinum management its view of the strategic rationale for the Merger;

12.) reviewed the reported closing prices and trading activity for Platinum
     Common Stock;

13.) compared certain aspects of the financial performance of Platinum with public companies we deemed comparable;

14.) considered the total number of shares of Platinum Common Stock outstanding and the average weekly trading volume of Platinum Common Stock;

15.) reviewed recent equity analyst reports covering DataWorks and Platinum;

16.) analyzed the anticipated effect of the Merger on the future financial performance of the consolidated entity;

17.) assisted in negotiations and discussions related to the Merger among Platinum, DataWorks and their financial and legal advisors; and

18.) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by DataWorks or Platinum. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Platinum and DataWorks as to the future performance of DataWorks.

Based upon and subject to the foregoing, we are of the opinion that the Exchange Ratio is fair, from a financial point of view, to Platinum shareholders.

For purposes of this opinion, we have assumed that neither DataWorks nor Platinum is currently involved in any material transaction other than the Merger, any other transactions of which are aware and those activities undertaken in the ordinary course of

                                      F-1-2
conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions may impact this opinion. We express no opinion as to the price at which Platinum Common Stock will trade at any time.

This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Platinum in connection with its consideration of the Merger and does not constitute a recommendation to any Platinum shareholder as to how such shareholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and the inclusion of this opinion in its entirety in the Proxy Statement/Prospectus to be distributed to Platinum shareholders in connection with the Merger.

                                       Sincerely,

                                       /s/ BROADVIEW INTERNATIONAL LLC
                                       -----------------------------------------
                                       Broadview International LLC

                                      F-1-3

                                                                    APPENDIX F-2

                             [BROADVIEW LETTERHEAD]

                                October 29, 1998

                                  CONFIDENTIAL

Board of Directors
Platinum Software Corporation
195 Technology Drive
Irvine, CA 92618-2402

Dear Members of the Board:

We understand that Platinum Software Corp. ("Platinum" or "Parent"), Zoo Acquisition Corp., a wholly owned subsidiary of Platinum ("Merger Sub"), and DataWorks Corp. ("DataWorks" or "Company") are parties to an Agreement and Plan of Reorganization (as amended by Amendment No. 1 thereto, the "Agreement") pursuant to which, through the merger of the Merger Sub with and into DataWorks (the "Merger"), each share of DataWorks common stock ("DataWorks Common Stock") then outstanding shall be converted into the right to receive 0.794 (the "Exchange Ratio") shares of Common Stock of Platinum ("Platinum Common Stock"). The Merger is intended to be a tax-free reorganization within the meaning of
Section 368 of the United States Internal Revenue Code of 1986, as amended, and to be accounted for as a purchase transaction under the United States Generally Accepted Accounting Principles. The terms and conditions of the above described Merger are more fully detailed in the Agreement.

You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to Platinum shareholders.

Broadview focuses on providing merger and acquisition advisory services to information technology ("IT") companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Platinum's Board of Directors and will receive a fee from Platinum upon the successful conclusion of the Merger.

In rendering our opinion, we have, among other things:

      (1) reviewed the terms of the executed Agreement dated October 13, 1998 and the associated exhibits thereto;

      (2) reviewed the terms of Amendment No. 1 to the Agreement in the form of a draft dated October 26, 1998 furnished to us by Wilson Sonsini Goodrich & Rosati on October 26, 1998 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the amendment to the Agreement to be executed);

      (3) reviewed DataWorks' Form 10-K for its fiscal years ended December 31, 1996 and 1997, including the audited financial statements included therein,

                                      F-2-1

          DataWorks' Form 10-Q for the three months ended June 30, 1998, including the unaudited financial statements included therein, and the press release issued by DataWorks dated October 22, 1998 with respect to DataWorks' financial performance for the three months ended September 30, 1998;

      (4) reviewed quarterly financial projections for DataWorks for its fiscal years ending December 31, 1998 and 1999 prepared by Platinum management in consultation with DataWorks management and provided to us by Platinum management;

      (5) participated in discussions with DataWorks management concerning the operations, business strategy, financial performance and prospects for DataWorks;

      (6) discussed with DataWorks management its view of the strategic rationale for the Merger;

      (7) reviewed the reported closing prices and trading activity for DataWorks Common Stock;

      (8) compared certain aspects of the financial performance of DataWorks with public companies we deemed comparable;

      (9) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Merger;

     (10) review Platinum's annual report and Form 10-K for its fiscal years ended June 30, 1997 and 1998, including the audited financial statements included therein, and the press release issued by Platinum dated October 27, 1998 with respect to Platinum's financial performance for the three months ended September 30, 1998;

     (11) participated in discussions with Platinum management concerning the operations, business strategy, financial performance and prospects for Platinum;

     (12) discussed with Platinum management its view of the strategic rationale for the Merger;

     (13) reviewed the reported closing prices and trading activity for Platinum Common Stock;

     (14) compared certain aspects of the financial performance of Platinum with public companies we deemed comparable;

     (15) considered the total number of shares of Platinum Common Stock outstanding and the average weekly trading volume of Platinum Common Stock;

     (16) reviewed recent equity analyst reports covering DataWorks and Platinum;

     (17) analyzed the anticipated effect of the Merger on the future financial performance of the consolidated entity;

     (18) assisted in negotiations and discussions related to the Merger among Platinum, DataWorks and their financial and legal advisors; and

     (19) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

                                      F-2-2

In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by DataWorks or Platinum. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Platinum and DataWorks as to the future performance of DataWorks.

Based upon and subject to the foregoing, we are of the opinion that the Exchange Ratio is fair, from a financial point of view, to Platinum shareholders.

For purposes of this opinion, we have assumed that neither DataWorks nor Platinum is currently involved in any material transaction other than the Merger, other transactions of which we are aware, if any, and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions may impact this opinion. We express no opinion as to the price at which Platinum Common Stock will trade at any time.

This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Platinum in connection with its consideration of the Merger and does not constitute a recommendation to any Platinum shareholder as to how such shareholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and the inclusion of this opinion in its entirety in the Proxy Statement/Prospectus to be distributed to Platinum shareholders in connection with the Merger.

                                       Sincerely,

                                       /s/ BROADVIEW INTERNATIONAL LLC
                                       -----------------------------------------
                                       Broadview International LLC

                                      F-2-3

PROXY

                         PLATINUM SOFTWARE CORPORATION

                   PROXY FOR SPECIAL MEETING OF STOCKHOLDERS
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned stockholder of Platinum Software Corporation, a Delaware corporation ("Platinum"), hereby acknowledges receipt of the Notice of Special Meeting of Stockholders and Joint Proxy Statement/Prospectus, and hereby appoints L. George Klaus and Perry Tarnofsky, and each of them, proxies and attorneys-in-fact, with full power to each of substitution, on behalf of and in the name of the undersigned, to vote as designated on the reverse side, all shares of Common Stock and all shares of Series C Preferred Stock of Platinum that the undersigned is entitled to vote at the Special Meeting of Stockholders of Platinum to be held on December 23, 1998 at 10:00 a.m., local time, at the offices of Platinum, 195 Technology Drive, Irvine, California 92618-2402 and at any adjournment thereof.

     THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATION IS INDICATED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE PROPOSAL ON THE REVERSE SIDE HEREOF AND FOR SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING AS THE PROXIES DEEM ADVISABLE.

               (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE.)



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
                                                                Please mark
                                                             vote in square
                                                             in the follow-
                                                             ing using dark  X
                                                                   ink only ____

              THE PLATINUM SOFTWARE CORPORATION BOARD OF DIRECTORS
                        RECOMMENDS A VOTE FOR PROPOSAL 1



                                                       FOR    AGAINST    ABSTAIN
1.  Proposal to approve the issuance of shares of
    Common Stock, par value $0.001 per share, of       ___      ___        ___
    Platinum to the stockholders of DataWorks
    Corporation, a Delaware corporation ("DataWorks"),
    pursuant to the merger of Zoo Acquisition Corp.,
    a Delaware corporation and wholly-owned subsidiary
    of Platinum ("Merger Sub") with and into DataWorks
    pursuant to the Agreement and Plan of
    Reorganization, dated as of October 13, 1998, as
    amended as of October 30, 1998, among Platinum,
    DataWorks and Merger Sub.

In their discretion, the proxies are authorized to vote or otherwise represent the shares on any and all such other business which may properly come before the special meeting or any adjournment thereof.

Please sign exactly as name appears on your stock certificate.




Signature(s) _______________________________________________ Dated _____________
Note: When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, guardian or corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign partnership name by authorized person.
--------------------------------------------------------------------------------

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


PROXY

                             DATAWORKS CORPORATION

                   PROXY SOLICITED BY THE BOARD OF DIRECTORS
                     FOR A SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON DECEMBER 23, 1998

     The undersigned hereby appoints Stuart W. Clifton, Norman R. Farquhar and Bradley J. Thies, and each of them, as attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of stock of DataWorks Corporation ("Dataworks") which the undersigned may be entitled to vote at a Special Meeting of Stockholders of DataWorks to be held at the offices of DataWorks at 5910 Pacific Center Boulevard, Suite 300, San Diego, California 92121, on Wednesday, December 23, 1998 at 10:00 a.m., local time, and at any and all postponements, continuations and adjournments thereof (the "Special Meeting"), with all powers that the undersigned would possess if personally present, upon and in respect of the following matters and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the Special Meeting.

     THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. UNLESS A CONTRARY DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED FOR PROPOSAL 1, AS MORE SPECIFICALLY DESCRIBED IN THE JOINT PROXY STATEMENT/PROSPECTUS TRANSMITTED IN CONNECTION WITH THE SPECIAL MEETING. ANY HOLDER WHO WISHES TO WITHHOLD THE DISCRETIONARY AUTHORITY REFERRED TO BELOW SHOULD MARK A LINE THROUGH THE ENTIRE STATEMENT.

-------------------------------------------------------------------------------
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
                                                                Please mark
                                                                your vote as [X]
                                                                indicated in
                                                                this sample.





MANAGEMENT RECOMMENDS A VOTE FOR PROPOSAL 1.

PROPOSAL 1. To approve and adopt the  FOR AGAINST ABSTAIN   In their discretion,
            Agreement and Plan of       [X]   [X]   [X]     to act upon any
            Reorganization, dated as of                     matters incidental
            October 13, 1998, as amended as of              to the foregoing
            October 30, 1998, among DataWorks,              and such other
            Platinum Software Corporation, a                business as may
            Delaware corporation ("Platinum"),              properly come
            and Zoo Acquisition Corp., a Delaware           before the Special
            corporation and wholly-owned subsidiary         Meeting.
            of Platinum ("Merger Sub"), which
            is attached as Appendix A to the Joint
            Proxy Statement/Prospectus that has been
            transmitted in connection with the              Receipt of the
            Special Meeting, and to approve the             Prospectus/Joint
            merger of Merger Sub with and into DataWorks    Proxy Statement
            pursuant to which DataWorks will become         dated November
            a wholly-owned subsidiary of Platinum, all as   19, 1998 is
            described in said Joint Proxy Statement/        hereby
            Prospectus.                                     acknowledged.




                                                            PLEASE VOTE, DATE
                                                            AND PROMPTLY RETURN
                                                            THIS PROXY IN THE
                                                            ENCLOSED RETURN
                                                            ENVELOPE WHICH IS
                                                            POSTAGE PREPAID IF
                                                            MAILED IN THE
                                                            UNITED STATES.




Signature(s) ___________________________________ Dated ___________________, 1998
Please sign exactly as your name appears herein. If the stock is registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians and attorneys-in-fact should add their title. If trustee is a corporation, please give full corporate name and have a duly authorized officer sign, stating title. If signer is a partnership, please sign in partnership name by an authorized person.
--------------------------------------------------------------------------------

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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law authorizes a court to award a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Registrant's Second Restated Certificate of Incorporation (Exhibit 3.1 hereto) and the Registrant's Bylaws (Exhibit 3.2 hereto) provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. In addition the Registrant has entered into Indemnification Agreements (Exhibit
10.5 hereto) with its officers and directors.

Pursuant to the Reorganization Agreement, from and after the Effective Time, Platinum has agreed to cause the Surviving Corporation to fulfill and honor in all respects the obligations of DataWorks pursuant to any indemnification agreements between DataWorks and its directors and officers as of the Effective Time (the "Indemnified Parties") and any indemnification provisions under DataWorks' Certificate and DataWorks' Bylaws as in effect on the date of the Reorganization Agreement. The Certificate of Incorporation and Bylaws of the surviving corporation in the Merger will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the DataWorks Certificate and Bylaws as in effect on the date of the Reorganization Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of DataWorks, unless such modification is required by law.

Pursuant to the Reorganization Agreement, for a period of six years after the Effective Time, Platinum has agreed to cause the surviving corporation in the Merger to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by DataWorks' directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of DataWorks; provided, however, that in no event will Platinum or the surviving corporation in the Merger be required to expend in excess of 150% of the annual premium currently paid by DataWorks for such coverage (or such coverage as is available for such 150% of such annual premium).

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 2.1      Agreement and Plan of Reorganization, dated as of October
          13, 1998, among the Registrant, Zoo Acquisition Corp. and
          DataWorks Corporation, as amended as of October 30, 1998
          (Incorporated by reference to the referenced exhibit to the
          Registrant's Schedule 13D filed with the SEC on October 23,
          1998, as amended)

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 2.2      Agreement and Plan of Reorganization and Merger, dated as of
          June 27, 1997, among the Registrant, CSI Acquisition Corp.,
          Clientele Software, Inc., Dale E. Yocum, Pamela Yocum,
          William L. Mulert (Schedules not included pursuant to Rule
          601(b)(2) of Reg. S-K) (Incorporated by reference to the
          referenced exhibit to the Registrant's Current Report on
          Form 8-K dated June 30, 1997)
 2.3      Agreement and Plan of Reorganization, dated as of November
          4, 1997, by and among the Registrant, FS Acquisition Corp.,
          FocusSoft, Inc., John Lococo, Michael Zimmerman and Joseph
          Brumleve (Schedules not included pursuant to Rule 601(b)(2)
          of Reg. S-K) (Incorporated by reference to the referenced
          exhibit to the Registrant's Current Report on Form 8-K dated
          November 14, 1997)
 3.1      Second Restated Certificate of Incorporation of the
          Registrant (Incorporated by reference to the referenced
          exhibit number to the Registrant's Registration Statement on
          Form S-1, Reg. No. 33-57294)
 3.2      Certificate of Amendment to Second Restated Certificate of
          Incorporation of the Registrant (Incorporated by reference to the referenced exhibit to the Registrant's Quarterly
          Report on Form 10-Q for the quarter ended December 31, 1996)
 3.3      Amended and Restated Bylaws of the Registrant, as currently in effect (Incorporated by reference to the referenced
          exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1996)
 3.6      Specimen Certificate of Common Stock (Incorporated by
          reference to the referenced exhibit number to the
          Registrant's Registration Statement on Form S-1, Reg. No.
          33-51566)
 4.1      Certificate of Designation of Rights, Preferences and
          Privileges of Series A Junior Participating Preferred Stock
          (Incorporated by reference to the referenced exhibit to the
          Registrant's Registration Statement on Form 8-A, dated April
          14, 1994)
 4.2      Certificate of Designation of Preferences of Series B
          Preferred Stock (Incorporated by reference to the referenced exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1994)
 4.3      Certificate of Designation of Preferences of Series C
          Preferred Stock (Incorporated by reference to the referenced exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1995
 5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, dated November 19, 1998
 8.1      Tax Opinion of Cooley Godward LLP, dated November 19, 1998
 8.2      Tax Opinion of Wilson Sonsini Goodrich & Rosati,
          Professional Corporation, dated November 19, 1998
 9.1      Form of Voting Agreement, dated as of October 13, 1998 among
          DataWorks Corporation and certain officers, directors and
          certain affiliated stockholders of the Registrant
 9.2      Form of Voting Agreement, dated as of October 13, 1998 among the Registrant and certain officers, directors and certain affiliated stockholders of DataWorks Corporation
10.1      Registrant's Option, Nonqualified Stock Option and
          Restricted Stock Purchase Plan -- 1990 (the "1990 Plan")
          (Incorporated by reference to the referenced exhibit number to the Registrant's Registration Statement on Form S-1, Reg.
          No. 33-51566)
10.2      Form of Incentive Option Agreement pertaining to the 1990
          Plan (Incorporated by reference to the referenced exhibit
          number to the Registrant's Registration Statement on Form
          S-1, Reg. No. 33-51566)
10.3      Form of Nonqualified Stock Option Agreement pertaining to
          the 1990 Plan (Incorporated by reference to the referenced exhibit number to the Registrant's Registration Statement on
          Form S-1, Reg. No. 33-51566)

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
10.4      Form of Restricted Share Agreement pertaining to the 1990
          Plan (Incorporated by reference to the referenced exhibit
          number to the Registrant's Registration Statement on Form
          S-1, Reg. No. 33-51566)
10.5      Form of Indemnification Agreement for Officers and Directors
          of the Registrant (Incorporated by reference to the
          referenced exhibit number to the Registrant's Registration
          Statement on Form S-1 Reg. No. 33-51566)
10.6      Registrant's Employee Stock Purchase Plan, as amended
          (Incorporated by reference to the referenced exhibit number to the Registrant's Registration Statement on Form S-1, Reg.
          No. 33-51566)
10.7      Registrant's 1993 Nonqualified Stock Option Plan
          (Incorporated by reference to the referenced exhibit to the
          Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1993)
10.8      Form of Nonqualified Stock Option Agreement pertaining to
          the 1993 Nonqualified Stock Option Plan (Incorporated by
          reference to the referenced exhibit to the Registrant's
          Annual Report on Form 10-K for the fiscal year ended June
          30, 1993)
10.9      Registrant's 1994 Incentive Stock Option, Non-qualified
          Stock Option and Restricted Stock Purchase Plan (the "1994
          Plan") (Incorporated by reference to the referenced exhibit to the Registrant's Annual Report on Form 10-K for the
          fiscal year ended June 30, 1994)
10.10     Form of Non-qualified Stock Option Agreement pertaining to the 1994 Plan (Incorporated by reference to the referenced exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1994)
10.11     Stock Purchase Agreement, dated September 22, 1994, between the Registrant and the Series B Preferred Stock Investors
          (Incorporated by reference to the referenced exhibit to the
          Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1995)
10.12     Registration Rights Agreement, dated September 22, 1994,
          between the Registrant and the Series B Preferred Stock
          Investors (Incorporated by reference to the referenced
          exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1995)
10.13     Amendment to Stock Purchase Agreement, dated May 26, 1995, between the Registrant and the Series C Preferred Stock
          Investors (Incorporated by reference to the referenced
          exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1995)
10.14     Amendment to Registration Rights Agreement, dated May 26,
          1995, between the Registrant and the Series C Preferred
          Stock Investors (Incorporated by reference to the referenced exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1995)
10.15     Employment Offer letter with L. George Klaus, dated February
          7, 1996 (Incorporated by reference to the referenced exhibit to the Registrant's Quarterly Report on Form 10-Q for the
          quarter ended March 31, 1996)
10.16     Restricted Stock Purchase Agreement between the Registrant and L. George Klaus, dated as of February 7, 1996
          (Incorporated by reference to the referenced exhibit to the
          Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996)
10.17     Employment Offer letter with William L. Pieser, dated
          February 7, 1996 (Incorporated by reference to the
          referenced exhibit to the Registrant's Quarterly Report on
          Form 10-Q for the quarter ended March 31, 1996)

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
10.18     Restricted Stock Purchase Agreement between the Registrant and William L. Pieser, dated as of February 7, 1996
          (Incorporated by reference to the referenced exhibit to the
          Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996)
10.19     Employment Offer letter with Ken Lally, dated as of April 1,
          1996 (Incorporated by reference to the referenced exhibit to the Registrant's Quarterly Report on Form 10-Q for the
          quarter ended March 31, 1996)
10.20     Restricted Stock Purchase Agreement between the Registrant and Ken Lally, dated as of April 10, 1996 (Incorporated by reference to the referenced exhibit to the Registrant's
          Quarterly Report on Form 10-Q for the quarter ended
          March 31, 1996)
10.21     1996 Nonqualified Stock Plan and Form of Nonqualified Option
          Agreement (Incorporated by reference to the referenced
          exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1997)
10.22     Registrant's Clientele Incentive Stock Plan (Incorporated by
          reference to the referenced exhibit to the Registrant's
          Annual Report on Form 10-K for the fiscal year ended June
          30, 1997)
10.23     1997 Nonqualified Stock Option Plan (Incorporated by
          reference to Exhibit 4.1 to the Registrant's Registration
          Statement on Form S-8, Reg. No. 333-41321)
10.24     Amended and Restated 1998 Nonqualified Stock Option Plan
          (Incorporated by reference to the referenced exhibit to the
          Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1998)
10.25*    Software Distribution License Agreement with FRx Software
          Corporation, as amended to date(Incorporated by reference to the referenced exhibit to the Registrant's Annual Report on
          Form 10-K for the fiscal year ended June 30, 1998)
10.26     Executive Employment Agreement, effective as of October 13,
          1998 between the Registrant and Stuart W. Clifton
10.27     Noncompetition Agreement, effective as of October 13, 1998 between the Registrant and Stuart W. Clifton.
21.1      Subsidiaries of the Registrant(Incorporated by reference to the referenced exhibit to the Registrant's Annual Report on
          Form 10-K for the fiscal year ended June 30, 1998)
23.1      Consent of Ernst & Young LLP, independent auditors
23.2      Consent of Ernst & Young LLP, independent auditors
23.3      Consent of PricewaterhouseCoopers LLP, independent
          accountants
24.1      Power of Attorney (included on the signature page of this
          Form S-4)
99.1      Letter to the stockholders of Registrant, dated November 23,
          1998
99.2      Letter to the stockholders of DataWorks Corporation, dated
          November 23, 1998
99.3      Notice of Special Meeting of Stockholders of Registrant,
          dated November 23, 1998
99.4      Notice of Special Meeting of Stockholders of DataWorks
          Corporation, dated November 23, 1998

---------------
* Confidential treatment requested for portions of this exhibit.

(B) FINANCIAL STATEMENT SCHEDULES

The information required to be set forth herein is incorporated by reference to Platinum's Annual Report on Form 10-K for the Fiscal year ended June 30, 1998.

ITEM 22. UNDERTAKINGS
The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(6) The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities At of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on November 18, 1998.

                                          PLATINUM SOFTWARE CORPORATION

                                          /s/ L. GEORGE KLAUS
                                          --------------------------------------
                                          L. George Klaus
                                          President, Chief Executive Officer and
                                          Chairman of the Board

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints L. George Klaus as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                  SIGNATURE                             TITLE                 DATE
                  ---------                             -----                 ----

/s/ L. GEORGE KLAUS                            Chief Executive          November 18, 1998
---------------------------------------------  Officer, President and
L. George Klaus                                Chairman of the Board
                                               (Principal Executive
                                               Officer)

/s/ PAUL G. MAZZARELLA                         Vice President,          November 18, 1998
---------------------------------------------  Corporate Controller
Paul G. Mazzarella                             (Principal Financial
                                               and Accounting Officer)

/s/ W. DOUGLAS HAJJAR                          Director                 November 18, 1998
---------------------------------------------
W. Douglas Hajjar

/s/ L. JOHN DOERR                              Director                 November 18, 1998
---------------------------------------------
L. John Doerr

/s/ ARTHUR J. MARKS                            Director                 November 18, 1998
---------------------------------------------
Arthur J. Marks

/s/ DONALD R. DIXON                            Director                 November 18, 1998
---------------------------------------------
Donald R. Dixon

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 2.1      Agreement and Plan of Reorganization, dated as of October
          13, 1998, among the Registrant, Zoo Acquisition Corp. and
          DataWorks Corporation, as amended as of October 30, 1998
          (Incorporated by reference to the referenced exhibit to the
          Registrant's Schedule 13D filed with the SEC on October 23,
          1998, as amended)
 2.2      Agreement and Plan of Reorganization and Merger, dated as of
          June 27, 1997, among the Registrant, CSI Acquisition Corp.,
          Clientele Software, Inc., Dale E. Yocum, Pamela Yocum,
          William L. Mulert (Schedules not included pursuant to Rule
          601(b)(2) of Reg. S-K) (Incorporated by reference to the
          referenced exhibit to the Registrant's Current Report on
          Form 8-K dated June 30, 1997)
 2.3      Agreement and Plan of Reorganization, dated as of November
          4, 1997, by and among the Registrant, FS Acquisition Corp.,
          FocusSoft, Inc., John Lococo, Michael Zimmerman and Joseph
          Brumleve (Schedules not included pursuant to Rule 601(b)(2)
          of Reg. S-K) (Incorporated by reference to the referenced
          exhibit to the Registrant's Current Report on Form 8-K dated
          November 14, 1997)
 3.1      Second Restated Certificate of Incorporation of the
          Registrant (Incorporated by reference to the referenced
          exhibit number to the Registrant's Registration Statement on
          Form S-1, Reg. No. 33-57294)
 3.2      Certificate of Amendment to Second Restated Certificate of
          Incorporation of the Registrant (Incorporated by reference to the referenced exhibit to the Registrant's Quarterly
          Report on Form 10-Q for the quarter ended December 31, 1996)
 3.3      Amended and Restated Bylaws of the Registrant, as currently in effect (Incorporated by reference to the referenced
          exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1996)
 3.6      Specimen Certificate of Common Stock (Incorporated by
          reference to the referenced exhibit number to the
          Registrant's Registration Statement on Form S-1, Reg. No.
          33-51566)
 4.1      Certificate of Designation of Rights, Preferences and
          Privileges of Series A Junior Participating Preferred Stock
          (Incorporated by reference to the referenced exhibit to the
          Registrant's Registration Statement on Form 8-A, dated April
          14, 1994)
 4.2      Certificate of Designation of Preferences of Series B
          Preferred Stock (Incorporated by reference to the referenced exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1994)
 4.3      Certificate of Designation of Preferences of Series C
          Preferred Stock (Incorporated by reference to the referenced exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1995
 5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, dated November 19, 1998
 8.1      Tax Opinion of Cooley Godward LLP, dated November 19, 1998
 8.2      Tax Opinion of Wilson Sonsini Goodrich & Rosati,
          Professional Corporation, dated November 19, 1998
 9.1      Form of Voting Agreement, dated as of October 13, 1998 among
          DataWorks Corporation and certain officers, directors and
          certain affiliated stockholders of the Registrant

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 9.2      Form of Voting Agreement, dated as of October 13, 1998 among the Registrant and certain officers, directors and certain affiliated stockholders of DataWorks Corporation
10.1      Registrant's Option, Nonqualified Stock Option and
          Restricted Stock Purchase Plan -- 1990 (the "1990 Plan")
          (Incorporated by reference to the referenced exhibit number to the Registrant's Registration Statement on Form S-1, Reg.
          No. 33-51566)
10.2      Form of Incentive Option Agreement pertaining to the 1990
          Plan (Incorporated by reference to the referenced exhibit
          number to the Registrant's Registration Statement on Form
          S-1, Reg. No. 33-51566)
10.3      Form of Nonqualified Stock Option Agreement pertaining to
          the 1990 Plan (Incorporated by reference to the referenced exhibit number to the Registrant's Registration Statement on
          Form S-1, Reg. No. 33-51566)
10.4      Form of Restricted Share Agreement pertaining to the 1990
          Plan (Incorporated by reference to the referenced exhibit
          number to the Registrant's Registration Statement on Form
          S-1, Reg. No. 33-51566)
10.5      Form of Indemnification Agreement for Officers and Directors
          of the Registrant (Incorporated by reference to the
          referenced exhibit number to the Registrant's Registration
          Statement on Form S-1 Reg. No. 33-51566)
10.6      Registrant's Employee Stock Purchase Plan, as amended
          (Incorporated by reference to the referenced exhibit number to the Registrant's Registration Statement on Form S-1, Reg.
          No. 33-51566)
10.7      Registrant's 1993 Nonqualified Stock Option Plan
          (Incorporated by reference to the referenced exhibit to the
          Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1993)
10.8      Form of Nonqualified Stock Option Agreement pertaining to
          the 1993 Nonqualified Stock Option Plan (Incorporated by
          reference to the referenced exhibit to the Registrant's
          Annual Report on Form 10-K for the fiscal year ended June
          30, 1993)
10.9      Registrant's 1994 Incentive Stock Option, Non-qualified
          Stock Option and Restricted Stock Purchase Plan (the "1994
          Plan") (Incorporated by reference to the referenced exhibit to the Registrant's Annual Report on Form 10-K for the
          fiscal year ended June 30, 1994)
10.10     Form of Non-qualified Stock Option Agreement pertaining to the 1994 Plan (Incorporated by reference to the referenced exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1994)
10.11     Stock Purchase Agreement, dated September 22, 1994, between the Registrant and the Series B Preferred Stock Investors
          (Incorporated by reference to the referenced exhibit to the
          Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1995)
10.12     Registration Rights Agreement, dated September 22, 1994,
          between the Registrant and the Series B Preferred Stock
          Investors (Incorporated by reference to the referenced
          exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1995)
10.13     Amendment to Stock Purchase Agreement, dated May 26, 1995, between the Registrant and the Series C Preferred Stock
          Investors (Incorporated by reference to the referenced
          exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1995)

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
10.14     Amendment to Registration Rights Agreement, dated May 26,
          1995, between the Registrant and the Series C Preferred
          Stock Investors (Incorporated by reference to the referenced exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1995)
10.15     Employment Offer letter with L. George Klaus, dated February
          7, 1996 (Incorporated by reference to the referenced exhibit to the Registrant's Quarterly Report on Form 10-Q for the
          quarter ended March 31, 1996)
10.16     Restricted Stock Purchase Agreement between the Registrant and L. George Klaus, dated as of February 7, 1996
          (Incorporated by reference to the referenced exhibit to the
          Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996)
10.17     Employment Offer letter with William L. Pieser, dated
          February 7, 1996 (Incorporated by reference to the
          referenced exhibit to the Registrant's Quarterly Report on
          Form 10-Q for the quarter ended March 31, 1996)
10.18     Restricted Stock Purchase Agreement between the Registrant and William L. Pieser, dated as of February 7, 1996
          (Incorporated by reference to the referenced exhibit to the
          Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996)
10.19     Employment Offer letter with Ken Lally, dated as of April 1,
          1996 (Incorporated by reference to the referenced exhibit to the Registrant's Quarterly Report on Form 10-Q for the
          quarter ended March 31, 1996)
10.20     Restricted Stock Purchase Agreement between the Registrant and Ken Lally, dated as of April 10, 1996 (Incorporated by reference to the referenced exhibit to the Registrant's
          Quarterly Report on Form 10-Q for the quarter ended
          March 31, 1996)
10.21     1996 Nonqualified Stock Plan and Form of Nonqualified Option
          Agreement (Incorporated by reference to the referenced
          exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1997)
10.22     Registrant's Clientele Incentive Stock Plan (Incorporated by
          reference to the referenced exhibit to the Registrant's
          Annual Report on Form 10-K for the fiscal year ended June
          30, 1997)
10.23     1997 Nonqualified Stock Option Plan (Incorporated by
          reference to Exhibit 4.1 to the Registrant's Registration
          Statement on Form S-8, Reg. No. 333-41321)
10.24     Amended and Restated 1998 Nonqualified Stock Option Plan
          (Incorporated by reference to the referenced exhibit to the
          Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1998)
10.25*    Software Distribution License Agreement with FRx Software
          Corporation, as amended to date(Incorporated by reference to the referenced exhibit to the Registrant's Annual Report on
          Form 10-K for the fiscal year ended June 30, 1998)
10.26     Executive Employment Agreement, effective as of October 13,
          1998 between the Registrant and Stuart W. Clifton
10.27     Noncompetition Agreement, effective as of October 13, 1998 between the Registrant and Stuart W. Clifton.
21.1      Subsidiaries of the Registrant(Incorporated by reference to the referenced exhibit to the Registrant's Annual Report on
          Form 10-K for the fiscal year ended June 30, 1998)
23.1      Consent of Ernst & Young LLP, independent auditors
23.2      Consent of Ernst & Young LLP, independent auditors

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
23.3      Consent of PricewaterhouseCoopers LLP, independent
          accountants
24.1      Power of Attorney (included on the signature page of this
          Form S-4)
99.1      Letter to the stockholders of Registrant, dated November 23,
          1998
99.2      Letter to the stockholders of DataWorks Corporation, dated
          November 23, 1998
99.3      Notice of Special Meeting of Stockholders of Registrant,
          dated November 23, 1998
99.4      Notice of Special Meeting of Stockholders of DataWorks
          Corporation, dated November 23, 1998

---------------
 * Confidential treatment requested for portions of this exhibit.